Form 20-F
period 2002-12-31
AURORA METALS BVI LTD
filed 2003-04-07
CIK 1117073

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     ( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
     (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR  THE  FISCAL  YEAR  ENDED  DECEMBER  31,  2002
                                       OR
     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from to.

                         Commission File Number: 0-30816
                           AURORA METALS (BVI) LIMITED
             (Exact name of Registrant as specified in its charter)

                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of Incorporation or Organization)

       P.O. BOX 3711 STATION TERMINAL, 349 WEST GEORGIA STREET, VANCOUVER,
                        BRITISH COLUMBIA, CANADA V6B 3Z1
                     (Address of Principal executive office)

Securities  registered or to be registered pursuant to Section 12(b) of the Act:
NOT  APPLICABLE

Securities registered or to be registered pursuant to Section 12(g) of the Act:
COMMON SHARES, PAR VALUE $0.01 PER SHARE.
(Title of each class)
NASD OTC BULLETIN BOARD
(Name of each exchange on which registered)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:
15,819,126  COMMON  SHARES,  PAR  VALUE  $0.01  PER  SHARE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing
requirements  for  the  past  90  days:  YES  [ X ]    NO  [   ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item  17  X  Item  18
         ---

(APPLICABLE ONLY TO REGISTRANTS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. NOT APPLICABLE

                               TABLE OF CONTENTS

PART I

     GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . 3
     FORWARD LOOKING STATEMENTS. . . . . . . . . . . . . . . . . . . . . . . . 3
     CURRENCY. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 3

     ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . . . . . 3
     ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . . . . . 3
     ITEM 3.   KEY INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . 3
     ITEM 4.   INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . . . . . 6
     ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . . . . .13
     ITEM 6.   DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES . . . . . . . . .16
     ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . . . . .21
     ITEM 8.   FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .22
     ITEM 9.   THE OFFER AND HISTORY . . . . . . . . . . . . . . . . . . . . .22
     ITEM 10.  ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . . . . .23
     ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
               RISK. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .24
     ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. . . . .25

PART II

     ITEM 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELINQUENCIES . . . . . . .25
     ITEM 14.  MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
               USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . .25
     ITEM 15.  (RESERVED). . . . . . . . . . . . . . . . . . . . . . . . . . .25
     ITEM 16.  (RESERVED). . . . . . . . . . . . . . . . . . . . . . . . . . .25

PART III

     ITEM 17.  FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . .25
     ITEM 18.  FINANCIAL STATEMENTS (NOT APPLICABLE) . . . . . . . . . . . . .25
     ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . .25

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .29

APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL TERMS . . . . . . . . . . . . . . . . . . . . . . . . .33

PART I

GENERAL INFORMATION

FORWARD-LOOKING STATEMENTS

The information presented in or incorporated by reference in this report includes both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) relating to the future results of Aurora Metals
(BVI) Limited (the "Company") (including projections and business trends), which involve risks and uncertainties. Except where the context indicates otherwise, "Company" and "Aurora Metals" means Aurora Metals (BVI) Limited.

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual reserves may vary considerably from estimates presently made, the impact of metals prices and metal production volatility, the concentration of the Company's operations and assets in Tunisia, regulatory, political and economic risks associated with Tunisian operations, the Company's ability to obtain additional funding for future exploration of the Tunisian properties, its dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and exploration of mining properties.

Investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this report that would warrant any modification of any forward-looking statement made in this document or other documents filed periodically with securities regulators. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

CURRENCY

All dollar references are to United States dollars unless indicated.


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.


ITEM 3. KEY INFORMATION

(A)  SELECTED FINANCIAL DATA

The Company has not generated any operating revenues to date. Since incorporation it has been inactive as far as mining activities are concerned. The Company's plans, funding requirements, sources and alternatives relating thereto are presented and discussed in Item 9. "Management's

Discussion and Analysis of Financial Condition and Results of Operations". Any selected data presented here will be merely repetition of that contained within the financial statements under Part IV hereof and not necessarily indicative of the future results of operations or financial performance of the Company.

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 3, 2002 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in United States ("US GAAP").

--------------------------------------------------------------------------------------------------
                                       FINANCIAL DATA SCHEDULE
--------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------
Period Type                12 Months      12 Months      12 Months      12 Months      12 Months
--------------------------------------------------------------------------------------------------
Fiscal Year End          Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 3, 1999    Dec 31, 1998
--------------------------------------------------------------------------------------------------
Period Start             Jan 01, 2002   Jan 01, 2001   Jan 01, 2000   Jan 01, 1999   Jan01, 1998
--------------------------------------------------------------------------------------------------
Period End               Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 31, 1999   Dec 31, 1998
--------------------------------------------------------------------------------------------------
Current Assets                 32,486        154,872            500            500            500
--------------------------------------------------------------------------------------------------
Total Assets                   32,486        154,872            500            500            500
--------------------------------------------------------------------------------------------------
Current Liabilities             2,268        174,342        425,405          5,780          4,268
--------------------------------------------------------------------------------------------------
Common Stock                  158,191        142,441        130,000        130,000        130,000
--------------------------------------------------------------------------------------------------
Other                        (127,973)      (161,911)      (554,905)      (135,280)      (133,768)
--------------------------------------------------------------------------------------------------
Total Liability and
Equity                         32,486        154,872            500            500            500
--------------------------------------------------------------------------------------------------
Other Expenses                227,812        568,694        419,625          1,512          2,013
--------------------------------------------------------------------------------------------------
Income Pretax                (227,812)      (568,694)      (419,625)        (1,512)        (2,013)
--------------------------------------------------------------------------------------------------
Income Continuing            (227,812)      (568,694)      (419,625)        (1,512)        (2,013)
--------------------------------------------------------------------------------------------------
Discontinued                        0              0              0              0              0
--------------------------------------------------------------------------------------------------
Net Income                   (227,812)      (568,694)      (419,625)        (1,512)        (2,013)
--------------------------------------------------------------------------------------------------
EPS Primary                      0.01           0.04          (0.03)         (0.00)         (0.00)
--------------------------------------------------------------------------------------------------
EPS Diluted                      0.01           0.04          (0.03)         (0.00)         (0.00)
--------------------------------------------------------------------------------------------------
Common Shares
Issued and
Outstanding                15,819,126     14,244,126     13,000,000     13,000,000     13,000,000
--------------------------------------------------------------------------------------------------


(B)  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

(C)  REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not applicable.

(D)  RISK FACTORS

     (i)     REGULATION OF MINING ACTIVITY

     The Company's interests in its projects will be subject to various laws and regulations concerning exploration, production, taxes, labor standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities could have a material adverse impact on the Company.

     In Tunisia, the Company's exploration activities are subject to the Tunisian Mining Laws decreed on January 1, 1953 ("Decret du 1st Janvier 1953 sur Les Mines"), which are administered by the Director General of Mines ("Directeur G n ral des Mines" - "DGM") under the Ministry of Industry ("Ministere de l'Industrie"). The Mining Laws cover general terms and conditions, exploration permits, mining permits and property, relationships between permit holders and landowners, financial terms, surveillance by the administration, jurisdiction and penalties.

     (ii)    FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

     Mineral exploration, and mining activities on the Company's properties may be affected in varying degrees by political stability, and the policies of other nations. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected by government laws and regulations or the interpretations thereof, including those with respect to export controls, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may be also affected by political and economic instability, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, the expropriation of private enterprises, economic or other sanctions imposed by other nations, terrorism, military repression, crime, and extreme fluctuations in currency exchange rates and high inflation and which may it more difficult for the Company to raise funds for the development of its mineral interests in some countries.

     In Tunisia, the Company is subject to regulations relating to business, taxation, mining and the environment. With regard to business activities and taxation, the Company has a registered branch, Aurora Metals (BVI) Tunisia, which became effective from July 22, 2000, and is in compliance with commercial and taxation requirements through Tunisian legal and accounting services. Regulations with regard to exploration and mining are discussed in (i) above and for environmental matters in (iv) below.

     In the Province of British Columbia, Canada, the Company has a wholly-owned subsidiary, Crystal Coding Limited, effective from June 6, 2002 which is in compliance with the rules and regulations of the Company Act of that province.

     (iii)   COMPETITION

     Many companies are engaged in the exploration of mineral properties. The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing lead and zinc. Many of these companies have substantially greater technical and financial resources than the company and thus the Company may be at a disadvantage with respect to some of its competitors.

     The marketing of minerals is affected by numerous factors, many of which are beyond the control of the Company. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, the availability of adequate refining and processing facilities, the price of fuel, electricity, labor, supplies and reagents and the market price of competitive minerals. In addition, sale prices for many commodities are determined by world market forces or are subject to rapid and significant fluctuations that may not necessarily be related to supply or demand or competitive conditions that in the past have affected such prices. Significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.

     (iv)    ENVIRONMENTAL REGULATIONS

     All phases of the Company's operations in Tunisia are subject to that country's environmental regulations. ("Textes Reglementant l'Environnement en Tunisie, Septembre 1994") which are administered by the Ministry for Environment and Development ("Ministere de l'Environnment et de l'Am nagement du Territoire").

     The Company initiated an Environmental Impact Assessment ("EIA") on the likely areas to be affected by the drilling program. The EIA was submitted to the Director General ("Le Directeur G n ral de l'Agence Nationale de Protection de l'Environnement") on June 6, 2001. Approval was received on August 4, 2001.


ITEM 4.  INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

The Company was incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation ("Aurora Gold"). The Company has no subsidiaries.

The Company was formed for the purpose of the location, acquisition and exploration of mineral properties in jurisdictions other than Canada and the United States of America. The Company was inactive until May 18, 2000.

While the Company's primary objective is to explore for base metals there is no assurance that commercially viable mineral deposits will be identified through the Company's exploration activities. The Company's other objectives are to locate, evaluate, and acquire other mineral properties and resource-related opportunities, and to finance further exploration and/or development thereof, through equity financing, by way of joint venture or option agreements or through a combination of both.

     EVENTS 2000 TO 2002 - SPIN-OFF OF COMPANY - AGREEMENTS WITH SUBSIDIARIES OF BILLITON PLC

     Aurora Gold, the Company's former parent, negotiated a letter of intent, dated February 25, 2000 with Billiton UK Resources B.V. ("BBV"), a wholly-owned subsidiary of Billiton plc). The letter of intent provided for completion of an agreement under which BBV would provide $600,000, through the purchase of 857,143 shares at $0.70 per share, for the exploration of certain Exploration Permits then held by Aurora Gold in Tunisia. The letter of intent provided that Aurora Gold must change its corporate domicile from Delaware to a non-US jurisdiction.

     Aurora Gold proposed to BBV that the rights of the Exploration Permits in Tunisia be assigned to the Company; that Aurora Gold then spin-off the Company's shares to Aurora Gold's shareholders; and BBV would then invest directly into the Company. BBV agreed to the proposal and on May 18, 2000, Aurora Gold transferred to the Company, a 100% interest in six (6) Exploration Permits in Tunisia, which it held under Option Agreements with High Marsh Holdings Limited ("High Marsh" - "High Marsh Option Agreements") and a 100% interest in the ten (10) Exploration Permits in the Kebbouch District ("Kebbouch District Exploration Permits"), Northern Tunisia.

     Aurora Gold also assigned to the Company its interest in the Letter of Intent between Aurora Gold and BBV for the funding of the exploration on the eleven (11) contiguous Exploration Permits comprising Hammala and the Kebbouch District Exploration Permits. In September and October 2000, the Company discontinued options on five (5) of the Exploration Permits with High Marsh, retaining only the option for the Hammala Exploration Permit.

     Two agreements were subsequently prepared; a Subscription Agreement between the Company and Billiton E&D 3 B.V., a wholly-owned subsidiary of Billiton plc, covering the investment in the Company, and an Option Agreement between the Company and BBV, both of which were signed on January 29, 2001. The Option Agreement formed a schedule to the Subscription Agreement and vice versa.

     Closing took place on February 8, 2001 in which the Company received $600,000 from Billiton E&D 3 B.V. for 857,147 common shares at $0.70 each. A purchase warrant was attached to each common share, originally exercisable for one year at $0.85 per share, for further possible proceeds of $728,571. As a consequence to delays to exploration activities the date was subsequently extended to August 8, 2002.

     On February 16, 2001, Aurora Gold received advice from the Securities and Exchange Commission ("SEC") that the Company's Form 20-F Registration Statement had achieved a "No Comment" position. On March 6, 2001, Westminster Securities Corporation, on behalf of the Company, filed with the National Association of Securities Dealers ("NASD") for listing to trade "Over-the-Counter" ("OTC") on the Bulletin Board ("BB"). Approval was received from the NASD on May 11, 2001 and the Company's shares began trading in June 2001 under the symbol "AURMF".

     On March 9, 2001 Aurora Gold distributed 12,873,943 shares of the Company to shareholders of Aurora Gold of record on June 15, 2000 as a stock dividend. Aurora Gold returned 126,857 shares of the Company's common stock back to the Company for cancellation. The 13,000,000 shares of common stock of the Company issued by Aurora Gold represented the entire outstanding and issued common stock of the Company. As a result of the distribution of the Company's shares to Aurora Gold's shareholders, the Company ceased to be a subsidiary of Aurora Gold.

     On March 9, 2001 the Company had 13,731,086 common shares outstanding and 857,143 share purchase warrants outstanding as a result of Aurora Gold having returned 126,057 common shares of the Company for cancellation and the issuance of 857,143 common shares to Billiton E & D 3 B.V. for the private placement which closed on February 8,

     2001. On December 31, 2001 the Company had 14,244,126 common shares and 857,143 share purchase warrants outstanding.

     The results from exploration activities in Tunisia during 2001 and early 2002 did not indicate the presence of economic mineralization and on August 8, 2002, Billiton E&D 3 B.V. advised the Company that it was not exercising the purchase warrants and hence BBV did not exercise its First Option under the Option Agreement. The Subscription Agreement and Option Agreement therefore lapsed on that date.

     EVENTS 2002 - SUBSIDIARY CRYSTAL CODING LIMITED - GEM IDENTIFICATION AND VERIFICATIOn

     On March 28, 2002 entered into a Preliminary Agreement with Malcolm Warwick , a Canadian citizen, regarding gem identification and verification technology. The terms of the Preliminary Agreement included funding of the preparation and filing of patents associated with the technology; payments to the individual to a maximum of $24,000 in Canadian currency ("$CDN") over six months; and negotiation and completion of a Licence Agreement for the technology with the Company with royalty considerations embodied therein.

     On April 19, 2002, the Company completed a private placement of $150,000 for 750,000 common shares at $0.20 per share. A purchase warrant is attached to each common share, exercisable for one year at $0.40 per share, for further possible proceeds of $300,000. The proceeds of the private placement were primarily to advance the gem identification and verification technology.

     In conjunction with the development of the gem identification and verification technology, the Company acquired a shelf company registered in British Columbia, Canada. The shelf company was renamed Crystal Coding Limited, effective from June 6, 2002, and is a wholly-owned subsidiary of Aurora Metals.

     On November 22, 2002, the Company and its subsidiary Crystal Coding Limited, entered into a Licence Agreement with Malcolm Warwick and 650089 B.C. Ltd., a British Columbia company held by Mr. Warwick. The Licence Agreement grants an exclusive, world-wide, royalty-bearing license to practise, and license to others, the intellectual property associated with the gem identification and verification, and improvements relating thereto. Terms of the Licence Agreement include a Licence Fee of $CDN25,000 of which $CDN5,000 was paid on signing and $CDN20,000 is payable on completion and acceptance of certain pre-requisites by the parties ("Royalty Calculation Date"). The Royalty Calculation Date had not been established at the date of this filing.

     Royalties payable in the first year commencing on the Royalty Calculation Date, are whichever is the greater of the Minimum Royalty of $CDN75,000 and 25% of gross revenue received on the first $CDN400,000 and 10% on the incremental gross revenue exceeding $CDN400,000.

     On December 31, 2002 the Company had outstanding 15,819,126 common shares, 750,000 share purchase warrants, and 1,150,000 options.

(B)  BUSINESS OVERVIEW

     THE HIGH MARSH OPTION AGREEMENT

     The High Marsh Option Agreement for Hammala was signed on January 20, 2000. The Effective Date, as defined in the agreement, was subsequently agreed as May 15, 2000.

     Payments due under the High Marsh Option Agreement for Hammala commenced with $5,000 on the Effective Date of May 15, 2000, payment was made on February 16, 2000. The second and third payments of $10,000 and $15,000 were made on May 15, 2001 and May 15, 2002, respectively, as per the agreement. Additional cash payments of $20,000 and $25,000 are due on, May 15, 2003, and May 15, 2004, respectively, for total option payments of $75,000.

     The High Marsh Option Agreement for Hammala requires work commitments to be completed by the following anniversaries of the Effective Date: May 15, 2001 -$50,000; May 15, 2002 -$50,000; May 15, 2003 -$75,000; May 15, 2004
     -$150,000; and May 15, 2005 -$175,000; for a total work commitment of $500,000.

     The Company expended $397,626 by December 31, 2002 thus exceeding the aggregate work commitments beyond May 15, 2004.

     The expiry date of the initial three-year term of the Hammala Exploration Permit was June 29, 2001. An application for an extension of three years was filed with the Directeur G n ral des Mines ("DGM") by HMHL and formal notice of the granting of the extension was published in the Journal Officiel de la R publique Tunisienne, No. 56, July 13, 2001.

     The High Marsh Option Agreement allows for royalties of 2% Net Smelter Return ("NSR"- actual proceeds received from a smelter for material delivered thereto after deduction of transportation costs from the shipping point to the smelter) on commencement of commercial production. The NSR on the Exploration Permit can be reduced to 1% by cash payment of $1.0 million. Advance royalties of $25,000 per annum are payable for each Exploration Permit, after vesting of the properties through compliance with cash payments and work commitments, until commercial production is established.

     KEBBOUCH DISTRICT EXPLORATION PERMITS - AREA AND LOCATION

     The ten (10) Kebbouch District Exploration Permits were formally granted to Aurora Gold by publication in the Journal Officiel de la R publique Tunisienne on May 26, 2000 and transferred to the Company June 23, 2001 under notices published in the Journal Officiel de la R publique Tunisienne on August 24, 2001. The Exploration Permits were granted for a period of three (3) years with a common expiry date of May 16, 2003. The ten (10) Exploration Permits, contiguous with the Hammala Exploration Permit, together cover a total area of 42.14 square kilometers, and are located approximately 150 kilometers southwest of Tunis between the town of El Krib and the city of Le Kef. National Highway No. 5, which links Tunis and Le Kef, passes within about two kilometers of the property.

     The Company was granted two (2) additional Exploration Permits, El Hamri and Er Rosfa, each four square kilometers in area, under notices published in the Journal Officiel de la R publique Tunisienne, both effective July 30, 2002 with expiry date of July 29, 2005. The total area held by the Company was thus increased to 50.14 square kilometres.

     On March 15, 2003, 60 days prior to the expiration date, in accordance with the Tunisian Mining Laws, the Company filed applications for renewal of five (5) of the original ten (10) Exploration Permits. The other five (5) Exploration Permits will be allowed to lapse leaving the Company with a total of seven (7), contiguous with Hammala, together covering an area of
     30.14 square kilometers. The seven (7) Exploration Permits, Koudiat Sidi Amor, Koudiat ed Diss, Koudiat el Hamra, Ain Djonane ed Dar, Henchir el Goussat, El Hamri and Er Rosfa constitute After Acquired Properties under the terms of the High Marsh Option Agreement and are subject to the terms of said agreement.

     LE KEF GROUPE DE LE'EST EXPLORATION PERMITS

     Four (4) contiguous Exploration Permits known as Hafs, Mena , Zag et Tir and Slima were granted to the Company on October 2, 2001 with formal notices published in the Journal Officiel de la R publique Tunisienne, No. 81, on October 9, 2001. The Exploration Permits, each four square kilometers, are located approximately 40 kilometers northwest of the city of Le Kef. No work was carried out on these Exploration Permits during 2002.

     EXPLORATION

     During the early part of 2002, the Company conducted its exploration operations from a base at Le Kef, Tunisia and concentrated its activities on exploration in Northern Tunisia.

     A drilling program, abbreviated from that previously envisaged, commenced in late-December 2001 and was completed in January 2002. Seven (7) holes, totalling 1,291 meters, were completed on the Hammala, Koudiat Sidi Amor and Koudiat Ed Diss Exploration Permits.

     Direct acquisition and exploration expenditures by the Company on the Tunisian Exploration Permits in the year ended December 31, 2002, were $93,977 (December 31, 2001, $295,117; December 31, 2000, $239,614). Mineral
     property acquisition costs on the Tunisian Exploration Permits in the year ended December 31, 2002, were $16 (December 31, 2001, $10,307; December 31, 2000, $15,000).

     HAMMALA AND KEBBOUCH DISTRICT EXPLORATION PERMITS - GEOLOGY

     The Exploration Permits are located in the "Zone des D mes", a southwest - northeast striking belt of Triassic salt domes and diapirs intruded into Cretaceous carbonates. The zone is the central part of the Atlas fold belt in Tunisia, and is approximately 250 kilometers long by 80 kilometers wide. Most of the past zinc producers and the three currently producing mines are located in the Zone des D mes.

     Zinc and lead mineralization, as sphalerite (ZnS) and galena (PbS), accompanied by barite and fluorite, occurs in marls and dolomitic limestones. The deposits are, in the main, structurally controlled and located on the flanks of the southwest - northeast trending Triassic diapirs where these have been cut by north-northwest trending strike-slip faults. The deposits include lenses and veins along the flanks and in the cap-rocks of the diapirs, stratabound disseminations in adjacent limestones and marls, and replacements and fill, in solution cavities (karsts).

     The Bahloul Formation, limestone formed in the Cenomanian to Turonian time (Middle to Upper Cretaceous stages), is an important formation for exploration within Northern Tunisia. The formation, between 30 and 50 meters thick, is organic-rich and known to host stratiform lead-zinc mineralization with extensive disseminated mineralization within the hanging wall rocks. The Kebbouch District was considered highly prospective for the discovery of high grade zinc mineralization of sedimentary-exhalative ("sedex") origin associated with the limestone/marl of the Bahloul Formation.

     The Exploration Permits held by the Company in the Kebbouch District are known as Hammala, Koudiat Sidi Amor, Koudiat ed Diss, Koudiat el Hamra, Sidi Nasseur, Henchir el Goussat, Aine Djonane ed Dar, Oued el Harriga, El Gourine, Sidi Ahmed Bou Lahia, Griane, El Hamri and Er Rosfa. With the exception of Koudiat ed Diss which is L-shaped and 2.14 square kilometers, the Exploration Permits are square with sides of two (2) kilometers and oriented north-south/east west in accordance with the Tunisian Mining Law.

     The Company has applied for renewal of Koudiat Sidi Amor, Koudiat ed Diss, Koudiat el Hamra, Aine Djonane ed Dar and Henchir el Goussat for a further three years after expiry of the initial period on May 15, 2003. Sidi Nasseur, Oued el Harriga, El Gourine, Sidi Ahmed Bou Lahia and Griane will be allowed to expire.

     The Exploration Permits cover the crescent-shaped Triassic diapir, known as Djebel Kebbouch, where Cenomanian-Turonian rocks, including the Bahloul Formation, are common.

     HAMMALA, KOUDIAT SIDI AMOR AND KOUDIAT ED DISS EXPLORATION PERMITS - EXPLORATION AND CORE DRILLING

     In 2001, geological mapping and geochemical sampling on the adjacent Exploration Permits, Hammala, Koudiat Sidi Amor and Koudiat Ed Diss in the southwestern corner of Djebel Kebbouch identified five (5) areas significantly anomalous in zinc.

     A core drilling program of seven (7) holes totalling 1,290.82 m was drilled between December 22, 2001 and January 12, 2002. NTW and BTW core sizes, 57 millimeters and 42 millimeters in diameter, respectively, were used.

     HAMMALA EXPLORATION PERMIT - DETAILS OF DRILLING

     Five (5) holes were drilled to test the Bahloul Formation over a strike length of approximately 400 meters, as described below:

          HOLE NOS. K-1 AND K-2 were drilled from the same position, 4007650N 490752E, at Hammala Village.

          HOLE NO. K-1, bearing 90 at declination of 60, and 300.22 meters in depth, intersected the Bahloul Formation from 44.50 meters to 81.80 meters, a down hole length of 37.30 meters. Assays for the total intersection were 0.31% lead ("Pb"), <0.2 grams per tonne of silver ("g/t Ag") and 0.26% zinc ("Zn"), including 1.0 meter at 0.31% Pb, 1.1 g/t Ag, 2.02% Zn from 54.50 meters to 55.50 meters, and 3.05 meters of 3.08% Pb, 0.2 g/t Ag, 0.72% Zn from 76.30 meters to 79.35 meters. HOLE NO. K-2, bearing 90 at declination of 85, and 100.63 meters in depth, intersected the Bahloul Formation from 59.15 meters to 97.90 meters, a down-hole length of 38.75 meters. Assays for the total intersection were 0.03% Pb, <0.2 g/t Ag and 0.23% Zn. The highest zinc assays were 0.52% over 4.10 meters from 68.50 meters to 71.60 meters, and 0.50% over 3.05 meters between 80.75 meters and 83.80 meters.

          HOLE NO. K-3 was drilled at 4007805N 490700E at Hammala Village. The hole, on a bearing of 90 at declination of 45, to a depth of 246.89 meters, intersected the Bahloul Formation from 138.70 meters to 175.30 meters, a down hole length of 36.60 meters. Assays for the total intersection were 0.01% Pb, <0.2 g/t Ag and 0.09% Zn with the highest zinc assay being 0.20%.

          HOLE NOS. K-5 AND K-6 were drilled from the same position, 4007403N 490634E, behind the Maison Forrestiere at Hammala Village.

          HOLE NO. K-5, at declination of 90, to a depth of 137.16 meters, intersected the Bahloul Formation from 94.20 meters to 126.60 meters, a down hole length of 32.40 meters. Assays for the total intersection were 0.01% Pb, <0.2 g/t Ag and 0.44% Zn, including 1.6 meters at 0.06% Pb, <0.2 g/t Ag, 2.32% Zn from 100.50 meters to 102.10 meters, and 1.55 meters of 3.08% Pb, 0.2 g/t Ag, 0.72% Zn from 105.15 meters to 106.70 meters.

          HOLE NO. K-6, bearing 140, at declination of 60, to a depth of 89.91 meters, intersected the Bahloul Formation from 48.65 meters to 77.40 meters, a down hole length of 30.95 meters. Assays for the total intersection were 0.26% Pb, <0.2 g/t Ag and 0.65% Zn, including 2.9 meters at 1.86 % Pb, 0.75 g/t Ag, 4.15% Zn from 61.10 meters to 64.40 meters.

     KOUDIAT SIDI AMOR EXPLORATION PERMIT - DRILLING

     One (1) hole was drilled to test the Cretaceous-Transition Zone-Triassic contacts and the possibility of the Bahloul Formation existing beneath the Triassic. The Transition Zone is considered to be of probable middle to upper Cretaceous age and probably diachronous, simply being the first post-Triassic rocks to have been deposited upon the Triassic basement.

          HOLE NO. K-7 was drilled at 4007000N 490588E, at Grande Descenderie, approximately 300 meters south of Hole Nos. K-5 and K-6. The hole was drilled to a depth of 292.60 meters, bearing 90 at declination of 60, and passed from the Cretaceous into the Triassic from 75.18 meters to
          230.10 meters. The Triassic was weakly mineralized throughout, with the highest grade zinc section of 2.70 meters between 155.30 meters and 158.00 meters, which assayed 0.28% Pb, <0.2 g/t Ag and 3.02% Zn.

     KOUDIAT ED DISS - DRILLING

     One (1) hole was drilled at the southwestern corner of Koudiat ed Diss with the objective of testing for the presence of the Bahloul Formation.

          HOLE NO. K-8 was drilled at 4005402N 492210E, at Majembia Sud to a depth of 120.39 meters, due north, declined at 60. The collar of the hole was in Cenomanian and remained in that age rock over the length of the hole, i.e., the hole was drilled parallel to the formation, did not intersect the Bahloul Formation nor any base metal mineralization.

     RESULTS AND FUTURE WORK

     The intercepts in the holes drilled into the Bahloul Formation, Hole Nos. K-1, K-2, K-3, K-5 and K-6, and that into the Triassic-Cretaceous contact zone, Hole No. K-7, showed mineralization in base metals but not of economic significance at the horizons tested, i.e., 100 meters to 200 meters below the surface.

     The sources of high zinc anomalies from the geochemical sampling programs appear to be contamination from old workings and dumps and transport of weathered mineralization over large areas, despite all steps taken to discount these effects in the sampling procedures.

     As a consequence, it is apparent that there is greater potential for discovery of a body of mineralization akin to the Bou Grine deposit located approximately 20 kilometers east of Hammala and currently being mined by an international company. Such mineralization would be within the Bahloul Formation and the Transition Zone and have the Mississippi Valley-type rather than large sedex-type mineralization. The implication is that such a deposit may be some 200 meters deeper and, based on the dip of the Bahloul Formation encountered in the drilling program, further west.

     Future work may consist of more intense geological and structural mapping and interpretation of the areas of interest to identify synsedimentary faults, and geophysical surveying to enable refinement of targets in the Bahloul Formation and the Transition Zone before any further drilling is planned. This future work will be dependent on improvement in base metal prices.

     CRYSTAL CODING LIMITED - LICENCE AGREEMENT

     Crystal Coding was registered as the corporate vehicle to enter into a Licence Agreement with Mr. Malcolm Warwick and 650089 B.C. Ltd., a company held by Mr. Warwick. The Licence Agreement was signed on November 22, 2002, and covers proprietary technology for identification and verification of gemstones, particularly directed towards diamonds.

     The technology incorporates the processes covered by two (2) patent applications already filed, and a third to be filed, with the U.S. Assistant Commissioner for Patents, with the right to sub-license the technology to other entities. The applications for patents cover:

     (i)     Method and Apparatus for Identifying Gemstones;

     (ii)    Linear Encoding - Two Dimensional Identification Code Structure;
             and

     (iii)   Linear Micro-encoding.

     In the most likely embodiment on a large commercial scale, the use of laser-scanning microscopy ("LSM" or confocal microscopes) is envisaged as providing an accurate and completely verifiable means to identify a gemstone from rough to polished through the modelling, or surveying, of selected inclusions. Gemstones contain inclusions which are imperfections, e.g., presence of other minerals in minute form, and/or cracks, unique to each gemstone. The geo-spatial co-ordinates of selected inclusions in a gemstone, relative to one or more points of assessment (origins) situated on, within, or without said gemstone, will be determined and the data stored via a monitoring system.

     The veracity of this method will not be compromised by the cutting and polishing of the rough gemstone because the polished stone will be traceable back to the model of the original rough stone. With respect to diamonds, polished top and bottom moieties may be traced back to the original rough using this method.

     This technology will be especially useful for mining companies, governments, gemstone manufacturers and wholesalers which are under unabated international pressure to provide a means by which gemstones, particularly diamonds, can be marked and traced from source to sale.

     In 2003, it is intended to obtain independent authentication of the processes and proceed with further research and development for commercial use.


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As prefaced in Item 3. Selected Financial Data, the Company has not generated any operating revenues to date.

(A)  OPERATING RESULTS

Operating results for the years ending December 31, 2002, 2001, 2000 and 1999 are tabulated below:

        DESCRIPTION                               YEAR ENDING
                             DEC 31, 2002  DEC 31, 2001  DEC 31, 2000  DEC 31, 1999
Profit (Loss)                     227,812       568,694       419,625         1,512
Profit (Loss) per share              0.04          0.04          0.03          0.00
General and Administration         27,801        31,622        15,639             0
Legal                               2,455        41,855        55,031             0
Accounting                         14,448        19,107        11,983             0
Exploration                       105,620       459,610       332,976             0


(B)  LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2002 the Company had cash of $32,486 (December 31, 2001, $131,362; December 31, 2000, $500). Working capital surpluses (deficiencies) were $30,218, ($19,4700) and ($424,905) at December 31, 2002, 2001and 2000,
respectively. Total liabilities were $2,268, $174,342, $425,405 at December 31, 2002, 2001, and 2000, respectively.

Financing activities during the twelve months ended: December 31, 2002 consisted of $150,000 from the issue of 750,000 shares; December 31, 2001, $600,000 from the issue of 857,143 shares and December 31, 2000, advances to the Company from its then parent Aurora Gold. During 2001, the debt to Aurora Gold was discharged in part by cash payments totalling $19,800 and the balance of $209,978 by the issuance of 295,683 shares at $0.70 per share.

The continued operations of the Company and the recoverability of mineral property costs is dependent upon the ability of the Company to obtain necessary financing to:

(i) confirm the existence of mineral reserves, and, if warranted, complete development and subsequently establish mines; and/or

(ii) the commercial development and licensing of the resource-related, gem identification and verification process.

The Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. Management's plans in this regard are to raise equity financing as required. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company does not have sufficient working capital to (a) pay its administrative and general operating expenses through December 31, 2003 and (b) to conduct exploration programs and other resource-related developments. Without cash flow from operations, the Company will need to obtain additional funds, through private placement equity offerings and/or debt borrowing. Failure to obtain such additional financing may result in a reduction of the Company's interest in certain properties and developments or an actual foreclosure of its interests. The Company has no agreements or understandings with any person as to such additional financing.

     NEW ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141 (SFAS 141), Business Combinations. SFAS 141 applies to all business combinations initiated after June 30, 2001. The SFAS 141 applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The adoption of SFAS 141 will not have an impact on the Company's financial statements.

     In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142 (SFAS 142), Goodwill and Other Intangible Assets. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001 with earlier application permitted for entities with fiscal years beginning after March 15, 2001 provided that the first interim financial statements have not been previously issued. The Statement is required to be applied at the beginning of the entity's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements to that date. The adoption of SFAS 142 will not have an impact on the Company's financial statements.

     In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 (SFAS 143), Asset Retirement Obligations. SFAS 143 establishes accounting standards for recognition and measurement of a liability for the costs of assets retirement obligations. Under SFAS 143, the costs of retiring an asset will be recorded as a liability when the retirement obligation arises and will be amortized to expense over the life of the asset. The adoption of SFAS 143 will not have an impact on the Company's financial statements.

     In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-lived Assets. SFAS 144 supersedes SFAS 121, Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed Of, and APB Opinion 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for segments of a business to be disposed of. SFAS 144 became effective for fiscal years beginning after December 15, 2001.

     In April 2002, the Financial Accounting Standard Board issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

     In June 2002, the Financial Accounting Standard Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.

     In December 2002, the Financial Accounting Standard Board issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.

     PLANS FOR YEAR 2003

     The Company's plans for year 2002 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration in Tunisia subject to improvement in base metal prices. The Company will require a minimum of approximately $250,000 for corporate, legal, accounting, administrative and resource-related expenses through year 2003.


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of December 31, 2002. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

-------------------------------------------------------------------------------------
NAME                                              POSITION
---------------------  --------------------------------------------------------------
John A. A. James       Age 63, President and Director since May 17, 2000. Vice
                       President and Director of Aurora Gold since October 1996.
                       President of JAMine, Inc. since 1988.  Prior positions in
                       corporate and mine mangement, construction, planning and
                       development.
---------------------  --------------------------------------------------------------
A. Cameron             Age 50, Controller since October 1997, Director and Chief
Richardson             Financial Officer since May 17, 2000.  Director, President and
                       Chief Financial Officer of Aurora Gold Corporation.  From
                       1981 to 1997 held accounting positions with various Canadian resource companies.
---------------------  --------------------------------------------------------------


---------------------  --------------------------------------------------------------
M. Umit Safak          Age 58, Director since July 12, 2001.  Director and Senior
                       Analyst of AUZEQ Securities Limited since November 1999.
                       Senior Resource Analyst with HSBC Securities from 1995 to
                       1999.  Prior to entering securities industry held positions in mine management, planning and development.
-------------------------------------------------------------------------------------

There are no family relationships between any of the executive officers.

(B)  COMPENSATION

     GENERAL

     The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:


----------------------------------------------------------------------------------------------------
                                                                     LONG-TERM COMPENSATION
                             ANNUAL COMPENSATION        --------------------------------------------
                                                                 AWARDS                PAYMENTS
                       -------------------------------  ------------------------  ------------------
                                                                     SECURITIES
                 YEAR                          OTHER                   UNDER-                 ALL
     NAME AND                                  ANNUAL   RESTRICTED      LYING                OTHER
     PRINCIPAL   (b)                           COMPEN-      STOCK      OPTIONS/      LTIP    COMPEN-
     POSITION            SALARY     BONUSES    SATION    AWARD(S)       SARS      PAYOUTS    SATION
        (a)                ($)        ($)       ($)         ($)          (=)        ($)       ($)
                           (c)        (d)       (e)         (f)          (g)        (h)       (i)
----------------------------------------------------------------------------------------------------
John A.A.        2002  Nil               -0-       -0-  None         None         None           -0-
James
                 -----------------------------------------------------------------------------------
President and    2001  120,000 (1)       -0-       -0-  None         None         None           -0-
                 -----------------------------------------------------------------------------------
Director         2000  152,150 (2)       -0-       -0-  None         None         None           -0-
----------------------------------------------------------------------------------------------------
A. Cameron       2002         -0-        -0-       -0-  None         None         None           -0-
Richardson
                 -----------------------------------------------------------------------------------
Director and
Chief Financial  2001         -0-        -0-       -0-  None         None         None           -0-
Officer          -----------------------------------------------------------------------------------
Secretary        2000         -0-        -0-       -0-  None         None         None           -0-
----------------------------------------------------------------------------------------------------
M. Umit Safak,   2002      Nil           -0-       -0-  None         None         None           -0-
                 -----------------------------------------------------------------------------------
Director         2001   15,000 (4)       -0-       -0-  None         None         None           -0-
                 -----------------------------------------------------------------------------------
                 2000         -0-        -0-       -0-  None         None         None           -0-
----------------------------------------------------------------------------------------------------

     (1) Paid partly as cash in 2001($20,000), balance as debt settlement of 600,000 shares at $0.167 per share, in 2002.

     (2) Paid as 217,357 restricted common shares at $0.70 per share issued in lieu of cash.

     (3) Paid as 25,000 restricted common shares at $0.60 per share issued in lieu of cash.


     OPTIONS/SAR GRANTS TABLE

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

--------------------------------------------------------------------------------------
                    OPTION/SAR GRANTS IN FISCAL YEARS 2000 AND 2001
                                  (Individual Grants)
--------------------------------------------------------------------------------------
                                        PERCENT OF
                         NUMBER OF    TOTAL OPTIONS/
                         SECURITIES    SARS GRANTED     EXERCISE
   NAME                  UNDERLYING    TO EMPLOYEES        OR
   (a)                  OPTION/SARS      IN FISCAL     BASE PRICE    EXPIRATION DATE
                        GRANTED (#)        YEAR          ($/Sh)          (M/D/Y)
                            (b)             (c)            (d)             (e)
----------------------  ------------  ---------------  -----------  ------------------
John A.A. James (1)          500,000             43.5         0.15  February 15, 2007
----------------------  ------------  ---------------  -----------  ------------------
A. Cameron Richardson
(1)                          500,000             43.5         0.15  February 15, 2007
----------------------  ------------  ---------------  -----------  ------------------
M. Umit Safak (1)            100,000              8.7         0.15  February 15, 2007
--------------------------------------------------------------------------------------

          (1)  No options were granted in 1998, 1999, 2000 or 2001.


     AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

     The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis.


----------------------------------------------------------------------------------
AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
OPTION/SAR VALUES
----------------------------------------------------------------------------------
                                                   NUMBER OF
                                                   SECURITIES        VALUE OF
                                                   UNDERLYING       UNEXERCISED
                                                  UNEXERCISED      IN-THE-MONEY
                           SHARES                 OPTIONS/SARS     OPTIONS/SARS
                          ACQUIRED      VALUE    AT FY-END ($)   AT FY-END ($0.52)
                        ON EXERCISE   REALIZED    EXERCISABLE/     EXERCISABLE/
NAME                        (#)          ($)     UNEXERCISABLE     UNEXERCISABLE
(a)                         (b)          (c)          (d)               (e)
----------------------  ------------  ---------  --------------  -----------------
John A.A. James         None          None       None                          -0-
----------------------  ------------  ---------  --------------  -----------------
A. Cameron Richardson   None          None       None                          -0-
----------------------  ------------  ---------  --------------  -----------------
M.  mit Safak           None          None       None                          -0-
----------------------------------------------------------------------------------


     LONG-TERM INCENTIVE PLANS ("LTIP") AWARDS TABLE

     The Company does not have a Long-term Incentive Plan.

     COMPENSATION OF DIRECTORS

     The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors.

     EMPLOYMENT CONTRACT AND TERMINATION AGREEMENTS

     None of the Company's officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.

(C)  BOARD PRACTICES

     MANDATE AND DUTIES OF THE BOARD

     The Board has ultimate responsibility for supervising the conduct of the Company's affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

     The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

     The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone five (5) times during 2002.

     MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

     The Company's Board of Directors does not have standing a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2002 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2002 the Compensation Committee held one (1) meeting by telephone conference call and the Audit Committee held three (3) meetings by conference calls.

     The Audit Committee has discussed matters in the audited financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1

     (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Base on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. John A.A. James, A. Cameron Richardson and M. Umit Safak.

     INDEPENDENCE FROM MANAGEMENT

     It is the Board's view that the Board operates and functions independently of management as required. Although the President of the Company also serves as a Director, the Board is of the view that this does not impair the Board's ability to act independently of management. The Board's independence from management is principally derived from the fact that one of the three Board members is unrelated and an independent Director.

     SHAREHOLDER COMMUNICATION

     The Company communicates regularly with its Shareholders through annual, as well as news releases and regulatory filings. In addition, the executive officers of the Company are responsible for addressing day-to-day Shareholder enquiries and other Shareholder communication issues.

     EXPECTATIONS OF MANAGEMENT

     The Board has delegated to the President, and other executives, responsibility for day-to-day management of the business and affairs of the Company, subject to compliance with directives and objectives established by the Board from time to time. The Board relies on management to provide the Board on a timely basis with information required by the Board to perform its duties.

     OUTSIDE ADVISORS

     The Company does not have in place any specific procedures pursuant to which an individual director may engage the services of an outside advisor at the expense of the Company. Any requests for the services of an outside advisor at the expense of the Company would be considered by the Board on a case-by-case basis.

(D)  EMPLOYEES

     As of December 31, 2002 the Company had two (2) full-time employees (2001 - 2, 2000 - 2, 1999 - 0) and two (2) part-time employees (2001- 15, 2000 - 5,
     1999 - 0).

(E)  SHARE OWNERSHIP

     SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at December 31, 2002 and March 31, 2003. As at December 31, 2002 and March 31, 2003 the Company had 15,819,126 shares of Common Stock issued and outstanding.

     ----------------------------------------------------------------------------
                                                     SHARES OF
     OFFICERS AND DIRECTORS                            COMMON        APPROXIMATE
     NAME OF BENEFICIAL OWNER (1)                STOCK BENEFICIALLY   PERCENTAGE
                                                        OWNED           OWNED
     ------------------------------------------  ------------------  ------------

     John A.A. James,
     2055 South Ingalls Way,                              1,098,227         6.94%
     Lakewood, Colorado.
     U.S.A. 80227-2515
     ------------------------------------------  ------------------  ------------
     A. Cameron Richardson,
     1505-1060 Alberni Street,                                    -            -
     Vancouver, B.C. Canada V6E 4K2
     ------------------------------------------  ------------------  ------------
     M.  mit Safak,
     4 Bettina Court,
     Lower Templestowe,                                      25,000            *
     Victoria.
     Australia. 3107
     ------------------------------------------  ------------------  ------------
     TOTAL - OFFICERS AND DIRECTORS (3 persons)           1,123,227         7.10%
     ----------------------------------------------------------------------------

          (1) For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 18.

          *    Less than 1%.


ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The only beneficial ownership known by the Company to exceed five percent (5%) of the Company's outstanding Common Stock as at December 31, 2002 and March 31, 2003 was that held by the entity Billiton E&D 3 B.V. comprising 857,143 shares of the Company's Common Stock. representing 5.42% of the 15,819,126 shares of Common Stock then issued and outstanding.

There has been no major change in the percentage ownership held by the major shareholders during the past three years. All shareholders have the same voting rights.

(B)  RELATED PARTY TRANSACTIONS

     INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

     Certain of the directors of the Company are directors of other mineral resource or resource-related companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Mr. John James is President of JAMine, Inc. and an Officer and Director of Aurora Gold; Mr. M. mit Safak is Director of AUZEQ Securities Limited; and Mr. Richardson is an Officer and Director of Aurora Gold and a Director of La Plata Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.:

     The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors.


ITEM 8.    FINANCIAL INFORMATION

(A)  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Reference is made to Part III, Item 19 Financial Statements and Exhibits and the Financial Statements appearing as Exhibit (1).

The Company has not declared cash or share dividends on its common shares since the Company was incorporated in 1997 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividend.

(B)  SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this document.

ITEM 9.   THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

     Not applicable.

(B)  PLAN OF DISTRIBUTION

     Not applicable.

(C)  MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since June 2001. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the year ending December 31, 2002 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

-----------------------------------------------------------------------------
    PERIOD       FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
-----------------------------------------------------------------------------
2002 - High ($)       0.55           0.40            0.37           0.51
-----------------------------------------------------------------------------
2002 - Low ($)        0.05           0.16            0.20           0.16
-----------------------------------------------------------------------------


--------------------------------
MONTH          HIGH ($)  LOW ($)
--------------------------------
October 2002       0.34     0.20
--------------------------------
November 2002      0.35     0.16
--------------------------------
December 2002      0.51     0.17
--------------------------------
January 2003       0.50     0.35
--------------------------------
February 2003      0.50     0.20
--------------------------------
March 2003         0.44     0.23
--------------------------------


ITEM 10.  ADDITIONAL INFORMATION

(A)  SHARE CAPITAL

The authorized capital of the Company is $500,000.00 divided into 50,000,000 shares with a par value of $0.01 each which may be issued as either registered shares or as shares issued to bearer as the directors may by resolution determine.

(B)  MEMORANDUM AND ARTICLES OF ASSOCIATION

The Company previously filed Exhibit 3.5, Amended Memorandum and Articles of Association in its registration statement on Form 20-F and as the information has not changed it is incorporated herein by reference.

(C)  MATERIAL CONTRACTS

Not applicable.

(D)  EXCHANGE CONTROLS

The Company is limited in its ability to pay dividends on its Common Shares by limitations under British Virgin Island law relating to the sufficiency of profits from which dividends may be paid. Under the International Business Companies Act of the British Virgin Islands the declaration of a dividend is authorized by resolution of the board of directors

The Company is an International Business Company ("IBC") incorporated under the provisions of the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI"). The transfer of shares between persons regarded as residents outside of the BVI is not subject to any exchange controls. Likewise, issues and transfers of the shares involving any person regarded as resident in the BVI are not subject to exchange control approval. There are no limitations on the rights of non-BVI owners of the Common Stock to hold or vote their shares. Because the Company is an IBC, there are no restrictions on its ability to transfer funds into and out of the BVI or to pay dividends to U.S. residents who are holders of the Common Stock.

In accordance with the Company's Memorandum and Articles of Association, share certificates may be issued as either registered shares or shares issued to bearer as the directors may by resolution determine. In the case of a representative acting in a special capacity (for example, as an executor or trustee), share certificates should record the capacity in which the representative is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

As an IBC, the Company has no power: (i) carry on business with persons resident in the BVI; (ii) own an interest in real property situated in the BVI, other than a lease of property for the use as an office from which to communicate with the shareholders or where books and records of the Company are prepared and maintained; (iii) carry on banking or trust business, unless it is licensed under the BVI Banks and Trusts Companies Act of 1990; (iv) carry on business as an insurance or a reinsurance company, insurance agency or insurance broker, unless it is licensed under an enactment authorizing it to transact that business; (v) carry on the business of company management unless it is licensed under the BVI Company Management Act, of 1990; or (vi) carry on the business of providing a registered office or the registered agent for companies incorporated in the BVI.

There are no restrictions on the degree of foreign ownership of the Company. The Company is subject neither to taxes on its income or dividends nor to any foreign exchange controls in the BVI. In addition, the Company is not subject to capital gains tax in the BVI, and profits can be accumulated by the Company, as deemed by management to be required, without limitation.

(E)  TAXATION

The following discussion summarizes tax consequences to a holder of Common Stock of the Company under present British Virgin Islands tax laws. The discussion does not deal with all possible tax consequences relating to the Company's operations or the ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (include banks, securities dealers, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (non-BVI) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this filing, all of which are subject to change.

     BRITISH VIRGIN ISLANDS TAXATION

     Under the International Business Companies Act of the British Virgin Islands (the "International Business Companies Act") as currently in effect, a holder of Common Stock paid with respect to the Common Stock of the Company. A holder of Common Stock of the Company is not liable for BVI income tax on gains realized on the sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by the Company to its shareholders due to its incorporation under the International Business Companies Act.

     There are no capital gains or income taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock of the Company is not subject to transfer taxes, stamp duties or similar charges.

     There is no income tax treaty or convention currently in effect between the United States and the BVI.

     As an exempted company, the Company is required to pay the BVI government an annual license fee based on the Company's stated authorized capital.

     This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK

The Company does not enter into any hedging transactions or hold any derivative instruments. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 (g) to the Consolidated Financial Statements.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable


                                     PART II

ITEM 13.  DEFAULTS, DIVIDENDS, ARREARAGES AND DELIQUENCIES

          None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None


ITEM 15.  CONTROLS AND PROCEDURES

(a) Within 90 days prior to the date of this report, the Company completed an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial, and non-financial information, required to be disclosed on Form 20-F, and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner. Based on the foregoing, the Company's management, including the President and Chief Financial Officer, have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) of the Securities Exchange Act of 1934, as amended) are effective.

(b) There have been no significant changes in our internal controls, or in other factors, that could significantly affect these controls subsequent to the date of the evaluation hereof. No corrective actions were taken, therefore, with regard to significant deficiencies and material weaknesses.


ITEM 16.  (RESERVED)

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

          See "Item 19. Financial Statements And Exhibits."


ITEM 18.  FINANCIAL STATEMENTS

          Not Applicable


ITEM 19.  EXHIBITS.

(1)  FINANCIAL STATEMENTS

     Reference is made to the Financial Statements appearing as Exhibit (1).



                             INDEX TO FINANCIAL STATEMENTS

          ---------------------------------------------------------------
          FINANCIAL STATEMENTS                                   PAGE
          --------------------------------------------------  -----------
          Audited Financials -December 31, 2002 and December
          31, 2001.
          --------------------------------------------------  -----------
          Report of Independent Accountants                       F-2
          --------------------------------------------------  -----------
          Balance Sheet                                           F-3
          --------------------------------------------------  -----------
          Consolidated Statement of Stockholders' Equity          F-4/5
          --------------------------------------------------  -----------
          Consolidated Statements of Operations                   F-6
          --------------------------------------------------  -----------
          Consolidated Statement of Cash Flows                    F-7
          --------------------------------------------------  -----------
          Notes to Financial Statements                       F-8 to F-19
          ---------------------------------------------------------------

(2)  INDEX TO EXHIBITS

     3.1     Certificate of Incorporation. *

     3.2     Memorandum of Association and Articles of Association. *

     3.3     Amendment  to  the  Memorandum  and  Articles  of  Association.  *

     3.4     Amended  Certificate  of  Incorporation.  *

     3.5     Amended  Memorandum  and  Articles  of  Association.  *

     3.6     Certificate  of  Incumbency  of  Aurora  Metals  (BVI)  Ltd.  *

     10.1 Letter of Intent between Aurora Gold Corporation and High Marsh Holdings Ltd., dated March 15, 1999. *

     10.2 Option Agreements dated as shown between Aurora Gold Corporation and High Marsh Holdings Limited. *

     10.2.1     Hamman Zriba/Jebel Guebli          October 15, 1999  *
     10.2.2     Koudiat Sidii                      October 15, 1999  *
     10.2.3     Ouled Moussa                       October 15, 1999  *
     10.2.4     Hammala                            January 20, 2000  *
     10.2.5     El Mohguer                         January 20, 2000  *
     10.2.6     Jebel Oum Edeboua                  January 20, 2000  *

     10.3 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated February 25, 2000. *

     10.4 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated April 12, 2000, amending the Letter of Intent of February 25, 2000. *

     10.5 Amendments to Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V. *

             10.5.1 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated May 30, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.2 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated June 22, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.3 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated July 27, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.4 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated August 30, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.5 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated September 28, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.6 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated November 10, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.7 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated December 8, 2000, amending the Letter of Intent of February 25, 2000. *

             10.5.8 Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated January 12, 2001, amending the Letter of Intent of February 25, 2000. *

     10.6 Notifications of granting of ten (10) Exploration Permits, extracts from the Tunisian Government Gazette, May 26, 2000. *

     10.7 Directors Consent Resolutions of Aurora Gold Corporation, dated May 18, 2000, transferring 100% interest in six (6) Exploration Permits held under option, and the ten (10) Exploration Permits formally granted on May 26, 2000, to its wholly owned subsidiary, Aurora Metals (BVI) Ltd. *

     10.8 Directors Consent Resolutions of Aurora Gold Corporation, dated May 18, 2000, transferring 100% interest in the Letter of Intent and proposed private placement with Billiton UK Resources B.V. to its wholly owned subsidiary, Aurora Metals (BVI) Ltd. *

     10.9    Letters of Termination on Option Agreements between Aurora Metals
             (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibits 10.2.1 (10.9.1), 10.2.3 (10.9.2), 10.2.5 (10.9.3) and 10.2.6 (10.9.4),
             dated September 5, 2000. *

     10.10 Letter of Termination between Aurora Metals (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibit 10.2.2, dated September 11, 2000. *

     10.11 Subscription Agreement between Aurora Metals (BVI) Limited and Billiton E&D 3 B.V., dated January 29, 2001.*

     10.12 Option Agreement between Aurora Metals (BVI) Limited and Billiton UK Resources B.V.*

     10.13 Licence Agreement between Aurora Metals (BVI) Limited, Crystal Coding Limited and Malcolm Warwick and 650089 B.C. Ltd., dated November 22, 2002.

---------------
     *  Previously  filed

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AURORA METALS (BVI) LIMITED
                                      (Registrant)

Date:  April 2, 2003                  BY:  /s/ John A.A. James
                                           John A.A. James
                                           Director and President

Date:  April 2, 2003                  BY:  /s/ A. Cameron Richardson
                                           A. Cameron Richardson
                                           Director and Chief Financial Officer

Date:  April 2, 2003                  BY:  /s/ M. Umit Safak
                                           M. Umit Safak
                                           Director

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:  April 2, 2003                  BY:  /s/ John A.A. James
                                           John A.A. James
                                           Director and President

Date:  April 2, 2003                  BY:  /s/ A. Cameron Richardson
                                           A. Cameron Richardson
                                           Director and Chief Financial Officer

Date:  April 2, 2003                  BY:  /s/ M. Umit Safak
                                           M. Umit Safak
                                           Director


                                 CERTIFICATIONS

I,  John  A.A.  James,  certify  that:

1.    I  have  reviewed  this annual report on Form 20-F of Aurora Metals (BVI)
      Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  April 2, 2003                  BY:  /s/ John A.A. James
                                           John A.A. James
                                           Director and President



I,  A. Cameron Richardson, certify that:

1.    I  have  reviewed  this annual report on Form 20-F of Aurora Metals (BVI)
      Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  April 2, 2003                  BY:  /s/ A. Cameron Richardson
                                           A. Cameron Richardson
                                           Director and Chief Financial Officer


I,  M. Umit Safak, certify that:

1.    I  have  reviewed  this annual report on Form 20-F of Aurora Metals (BVI)
      Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     (a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     (b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     (c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     (a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls.

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  April 2, 2003                  BY:  /s/ M. Umit Safak
                                           M. Umit Safak
                                           Director

APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL TERMS

Terms used in this report are defined below and those terms in italics are themselves defined in the glossary.

ALTERATION            Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions.

ANHYDRITE             Anhydrous calcium sulphate, CaSO4, commonly massive in evaporite beds and which alters readily to gypsum.

ANHYDROUS             Completely without water.

ANOMALY               A geological feature, especially in the subsurface, identified  by geology, geophysics, or geochemical means, which is different from the general surroundings.  See also geochemical anomaly.

ANTICLINE             A fold, generally convex upward, whose core contains
                      stratigraphically older rocks.

ARGILLACEOUS          Composed of or having a large proportion of clay in the
                      composition, e.g. sedimentary rocks such as marl and shale.

ATLAS FOLD BELT       The belt of northeast-southwest trending synclinal and anticlinal folds in the central-to-northern part of the Atlas System of sedimentary carbonate platforms in the northern half of Tunisia.

BAHLOUL FORMATION     Limestone formed in Cenomanian to Turonian time (Middle to
                      Upper Cretaceous stages).

BARITE                Barium sulphate, BaSO4.

BED                   Smallest lithostratigraphic unit in sedimentary strata, ranging in thickness from a centimeter to several meters and with
                      distinguishing characteristics from beds above and below

CALCITE               Calcium carbonate, CaCO3, a common rock-forming mineral and a chief constituent of limestone.

CAP-ROCK              In a salt dome, a body of anhydrite and gypsum, with some minor calcite and sometimes sulfur, that overlies the salt body.

CENOMANIAN            Series or stage of rock formation in the lower epoch of the
                      Cretaceous period of geological time ranging from 95 to 90 million years in age.

CONCORDANT            Said of strata displaying parallelism of bedding or structure;
                      structurally conformable.

CRETACEOUS            Stage in geological time, comprising two epochs, the lower of which ranges from 131 million years to 95 million years in age and the upper of which ranges from 95 million years to 66 million years in age.


DIAPIR                A dome or anticlinal fold which in sedimentary strata usually contain cores of salt or shale.

DISSEMINATION         Scattered distribution of generally fine-grained metalliferous minerals throughout a rock.

DOLOMITE              Calcium magnesium carbonate, CaMg(CO3)2 , a common rock-
                      forming mineral. A sedimentary rock comprising more than 50%
                      by weight of the mineral dolomite.  Most often associated with and interbedded with limestone.

DOME                  An uplift or anticlinal structure, circular or elliptical in outline, in which the rocks dip gently away in all directions.

EVAPORITE             A sediment deposited from aqueous solution as a result of
                      extensive or total evaporation, e.g. anhydrite.

FAULT                 A fracture or fracture zone along which there has been
                      displacement of the sides relative to one another parallel to the fracture.

FOLD                  A bend or plication in bedding, foliation, cleavage, or other planar features in rocks.

FLUORITE              Calcium fluorite, CaF2, a common mineral in veins and used in glass, enamel and the manufacture of hydrofluoric acid.

FORMATION             A body of rock strata that consists dominantly of a certain lithologic type or combination of types.  A distinct body of igneous or metamorphic rock.

GALENA                Lead sulfide, PbS, a gray, soft and heavy mineral with perfect cubic cleavage. Principal source of lead.

GEOCHEMICAL ANOMALY   A concentration of one or more elements in rock, soil, sediments, vegetation, or water that is markedly different from the normal concentration.

GYPSUM Hydrous calcium sulfate, CaSO4.2H2O, commonly in thick extensive beds with anhydrite in evaporites.

HANGING WALL          The wall rock overlying an inclined vein, zone of mineralization or fault.

HYDROTHERMAL          Of, or pertaining to, the action of hot water, or to the products of this action, such as mineral deposit precipitated from a hot aqueous solution; hence hydrothermal alteration of rocks or minerals by the reaction of hydrothermal water with pre-existing solid phases.

IGNEOUS               Said of a rock that solidified from molten or partly molten material,
                      i.e. from a magma.  Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary.


LENS                  A body of rock or mineralization which is thick in the middle and thin at the edges, i.e. double convex in shape.

LIMESTONE             Sedimentary rock consisting mainly of calcite with, or without, magnesium carbonate (MgCO3).

LITHOLOGY             The description of rocks on the basis of such characteristics as color, mineralogical composition and grain size.  The physical character of a rock.

LITHOSTRATIGRAPHIC    Used to describe a body or unit of rock consisting dominantly of a certain lithologic type or combination of types.

MAGMA                 Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.

MARL                  An earthy or impure argillaceous limestone.

METAMORPHISM          The mineralogical, chemical, and structural adjustment of solid rocks to physical and chemical conditions imposed at depth below the surface zones of weathering and cementation, which differ from the conditions under which the rocks originated.  Metamorphic rocks have been subjected to marked changes in temperature, pressure, shearing stress, and chemical environment.

MISSISSIPPI VALLEY -  A stratabound deposit of lead  and/or zinc minerals in carbonate
TYPE DEPOSIT          rocks, e.g., dolomite, limestone and marl, together with associated barite and fluorite.

PENECONCORDANT        Near concordant, i.e. not completely conformable.

PODIFORM              A mineralized body of elongate or lenticular shape.

REGIONAL              Over a wide area, as in regional metamorphism affecting an extensive region, as opposed to local metamorphism considerably more confined.

SALT DOME             A diapir with a columnar salt plug as its core, a cap-rock of anhydrite and limestone, and upturned and faulted sedimentary rocks next to the plug.

SAND                  A detrital particle smaller than a granule and larger than a silt grain, generally in the range 0.0625 to 1.68 millimeters.

SEDIMENTARY           Pertaining to or containing sediment, or formed by its deposition.

SEDIMENTARY           Sedex deposits are comprised of base metal sulfides that were
EXHALATIVE            deposited upon the seafloor from metal-bearing fluids
("SEDEX") DEPOSIT     that  discharged through a fracture system in the
                      seabed.  Sedex deposits are typically interbedded with sedimentary rocks which is taken as evidence that the sulfides were deposited simultaneously with these sediments.


SHALE                 A fine-grained detrital sedimentary rock, formed by the
                      compaction of clay, silt or mud, with particle sizes within the range
                      0.00006 to 0.053 millimeters.

SILT                  A detrital particle finer than sand, and coarser than clay, commonly in the range 0.0039 to 0.0625 millimeters.

SLIP                  Relative displacement of formerly adjacent points on opposite sides of a fault measured in the fault surface.

SPHALERITE            Zinc sulfide, ZnS, the most common mineral of zinc.

STRATA                Plural of stratum.

STRATABOUND           Said of a mineral deposit confined to a single stratigraphic unit.

STRATIFORM            Said of a type of stratabound deposit in which mineralization constitutes, or is coextensive with, one or more rock layers.

STRATIGRAPHY          The science of rock strata, concerned with all characteristics and attributes of rocks as strata; and their interpretation in terms of modes of origin and geological history.

STRATUM               A layer, or bed, of sedimentary rock, visibly separable from other layers above and below.

STRIKE                The direction of a structural surface as it intersects the horizontal.

STRIKE-SLIP FAULT     A fault on which the displacement is parallel to the strike of the fault.

SOLUTION CAVITY       An opening formed by chemical weathering, e.g. removal of
                      calcium carbonate in limestone by carbonic acid derived from rainwater and carbon dioxide in the atmosphere.

SULFIDE               A mineral compound characterized by the linkage of sulfur with a metal, e.g. iron to form pyrite, FeS2; or lead to form galena, PbS.

SURFICIAL             Pertaining to or lying in or on the surface of the earth.

SYNCLINE A fold, generally concave upwards, whose core consists of stratigraphically younger rocks.

SYNSEDIMENTARY        Said of sedimentary deposits in which the minerals formed
                      contemporaneously with the enclosing rock.

TRIASSIC              The first period of the Mesozoic era of age between 250 and 204 million years.

TURONIAN              Stage in the Upper Cretaceous period of age between 88 and 91 million years.

VEIN                  Mineral filling of a fault or other fracture in tabular or sheetlike form.

                              AURORA METALS (BVI) LIMITED AND
                              SUBSIDIARY
                              (An exploration stage enterprise)

                              Consolidated Financial Statements
                              December 31, 2002 and 2001
                              (EXPRESSED IN U.S. DOLLARS)




                              INDEX
                              -----

                              Report of Independent Accountants

                              Consolidated Balance Sheets

                              Consolidated Statement of Stockholders' Equity

                              Consolidated Statements of Operations

                              Consolidated Statements of Cash Flows

                              Notes to Consolidated Financial Statements




                                       F1

MOORE STEPHENS ELLIS FOSTER LTD.
 CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
E-Mail: generaldelivery@ellisfoster.com
        -------------------------------
Website: www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

We have audited the consolidated balance sheets of AURORA METALS (BVI) LIMITED AND SUBSIDIARY ("the Company") (an exploration stage enterprise) as at December 31, 2002 and 2001 and the related consolidated statement of stockholders' equity from January 1, 2001 to December 31, 2002 and the consolidated statements of operations and cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2002, and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2002, and the years ended December 31, 2002 and 2001, in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are described in
Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Vancouver, Canada                       "MOORE STEPHENS ELLIS FOSTER LTD."
February 28, 2003                             Chartered Accountants




--------------------------------------------------------------------------------

MS An independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.


                                       F2

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
====================================================================================================
                                                                                2002         2001
----------------------------------------------------------------------------------------------------

ASSETS

CURRENT
  Cash and cash equivalents                                                 $    32,486   $ 131,362
  Prepaid expenses and deposits                                                       -      23,510
----------------------------------------------------------------------------------------------------

                                                                                 32,486     154,872

MINERAL PROPERTY COSTS (Note 3)                                                       -           -
----------------------------------------------------------------------------------------------------

TOTAL ASSETS                                                                $    32,486   $ 154,872
====================================================================================================

LIABILITIES

CURRENT
  Accounts payable and accrued liabilities                                  $     2,268   $ 174,342
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES                                                                 2,268     174,342
----------------------------------------------------------------------------------------------------

CONTINUED OPERATIONS (Note 1)

STOCKHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL
  Authorized:
    50,000,000 common shares, par value $0.01
  Issued:
    15,819,126 (2001 - 14,244,126) common shares                                158,191     142,441

ADDITIONAL PAID-IN CAPITAL                                                    1,093,538     831,788

ACCUMULATED (DEFICIT) DURING THE EXPLORATION STAGE                           (1,221,511)   (993,699)
----------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)                                                30,218     (19,470)
----------------------------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                     $    32,486   $ 154,872
====================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F3

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Stockholders' Equity                                                       Page 1 of 2
From January 1, 2001 to
December 31, 2002
(EXPRESSED IN U.S. DOLLARS)
================================================================================================================
                                                                                       (Deficit)
                                                                                      accumulated          Total
                                                  Common Stock           Additoinal        during  Stockholders'
                                            -----------------------         Paid-in   exploration         Equity
                                               Shares      Par Amount       Capital         stage   (Deficiency)
----------------------------------------------------------------------------------------------------------------

BALANCE,  December 31, 2000                  13,000,000      $130,000   $  (129,900)  $   (425,005)  $ (424,905)

Unexchange certificate                        (126,057)        (1,261)        1,261              -            -

Issuance of shares for cash
  at $0.70 per share, February 2001            857,143          8,571       591,429              -      600,000

Issuance of shares for debt settlement at
  $0.70 per share, June 2001                   217,357          2,174       149,976              -      152,150

Allotted 25,000 shares for debt settlement
  at $0.60 per share, July 2001                      -              -        15,000              -       15,000

Issuance of shares for debt settlement
  at $0.70 per share, July 2001                295,683          2,957       204,022              -      206,979

Total comprehensive (loss):
  Net (loss) for the year                            -              -             -       (568,694)    (568,694)
----------------------------------------------------------------------------------------------------------------


BALANCE, December 31, 2001                  14,244,126    $   142,441   $   831,788   $   (993,699)  $  (19,470)
================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F4

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statement of Stockholders' Equity                                                       Page 2 of 2
From January 1, 2001 to
December 31, 2002
(EXPRESSED IN U.S. DOLLARS)
=================================================================================================================
                                                                                         (Deficit)
                                                                                       accumulated          Total
                                                  Common Stock           Additoinal         during  Stockholders'
                                            -----------------------         Paid-in    exploration         Equity
                                               Shares      Par Amount       Capital          stage    (Deficiency)
-----------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001                   14,244,126  $    142,441   $   831,788   $  (993,699)  $    (19,470)

Issuance of previously allotted shares,
  January 2002                                   25,000           250          (250)            -              -

Issuance of shares for debt settlement
  at $0.167 per share, January 2002             600,000         6,000        94,000             -        100,000

Issuance of shares for cash
 at $0.20 per share,  April 2002                750,000         7,500       142,500             -        150,000

Issuance of shares for finder's fee at
  $0.20 per share, April 2002                   150,000         1,500        28,500             -         30,000

Finder's fee charged to additional
  paid-in capital, April 2002                         -             -       (30,000)            -        (30,000)

Issuance of shares for service provided
  at $0.36 per share, June 2002                  50,000           500        17,500             -         18,000

Stock based compensation                              -             -         9,500             -          9,500

Total comprehensive (loss):
  Net (loss) for the year                             -             -             -      (277,812)      (277,812)


BALANCE, December 31, 2002                   15,819,126   $   158,191   $ 1,093,538   $(1,221,511)  $     30,218
=================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F5

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Operations
(Expressed in U.S. Dollars)
==========================================================================================================
                                                 Cumulative from
                                                   June 17, 1997                 Year                 Year
                                                  (inception) to                ended                ended
                                                     December 31          December 31          December 31
                                                            2002                 2002                 2001
----------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                 $           75,687   $           27,801   $           31,622
  Professional fees - accounting and audit               45,538               14,448               19,107
  Professional fees - legal                             104,086                2,445               41,855
  Consulting fees                                        38,496               18,000               16,500
  Stock based compensation                                9,500                9,500                    -
----------------------------------------------------------------------------------------------------------

                                                        273,307               72,194              109,084

PROJECT DEVELOPMENT EXPENSES (Note 4)                    49,998               49,998                    -

EXPLORATION EXPENSES                                    898,206              105,620              459,610
----------------------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                    $       (1,221,511)  $         (227,812)  $         (568,694)
==========================================================================================================

(LOSS) PER SHARE - basic and diluted                              $            (0.01)  $            (0.04)
==========================================================================================================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING - basic and diluted                                  15,505,701           13,884,825
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F6

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Operations
(Expressed in U.S. Dollars)
==========================================================================================================
                                                Cumulative from
                                                   June 17, 1997                 Year                 Year
                                                  (inception) to                ended                ended
                                                     December 31          December 31          December 31
                                                            2002                 2002                 2001
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
   Net (loss) for the period                 $       (1,221,511)  $         (227,812)  $         (568,694)
   Adjustment to reconcile net loss
   to net cash used in operating activities:
   - stock based compensation                             9,500                9,500                    -
   - issuance of stock for services                      18,000               18,000                    -
  Changes in assets and liabilities:
   - prepaid expenses and deposits                            -               23,510              (23,510)
   - accounts payable and accrued liabilities           102,268              (72,074)             142,865
----------------------------------------------------------------------------------------------------------

                                                     (1,091,743)            (248,876)            (449,339)
----------------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)
  FINANCING ACTIVITIES
  Proceeds from issuance of common stock              1,124,229              150,000              600,000
  Repayment to a related company                              -                    -              (19,799)
----------------------------------------------------------------------------------------------------------

                                                      1,124,229              150,000              580,201
----------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                              32,486              (98,876)             130,862

CASH AND CASH EQUIVALENTS,
  beginning of period                                         -              131,362                  500
----------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                              $           32,486   $           32,486   $          131,362
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F7

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.   NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

     The Company was formed on June 17, 1997 as Aurora Gold (BVI) Limited under The International Business Companies Act, Cap. 291 of the Territory of the British Virgin Islands. The Company changed its name to Aurora Metals (BVI) Limited on May 10, 2000. The Company was a subsidiary of Aurora Gold Corporation until it was spun-off on March 9, 2001.

     The Company is in the mining business. Since inception, the Company has been in the process of exploring its mineral properties and has not yet determined whether the properties contain proven reserves that are economically recoverable. To date, the Company is considered to be in the exploration stage and operating in a single segment based upon the Company's organizational structure, the way in which its operations are managed and evaluated, the availability of separate financial results and materiality considerations.

     The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company has not generated any operating revenues to date. The Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are to raise equity financing as required.

     These consolidated financial statements do not include any adjustments that might result from this uncertainty and have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Consolidation

          These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. All inter-company transactions and balances have been eliminated.


                                       F8

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

     (c)  Cash Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As at December 31, 2002, cash and cash equivalents consist of cash only.

     (d)  Mineral Property Costs

          Mineral property acquisition, exploration and development costs are charged to operations as incurred until such time that proven ore reserves are determined. At such time that proven reserves are established, the Company will capitalize all costs to the extent that future cash flow from ore reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production.

     (e)  Stock-Based Compensation

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for
          Stock-based Compensation. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to stock-based compensation. The Company accounts for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board ('APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.


                                       F9

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (f)  Advertising Expenses

          The Company expenses advertising costs as incurred. There were no advertising expenses incurred by the Company for the years ended December 31, 2002 and 2001.

     (g)  Foreign Currency Transactions

          The  Company  maintains  its  accounting  records  in  U.S.  dollars.

          At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities are translated into U.S. dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (h)  Fair Value of Financial Instruments and Concentration of Risks

          The carrying value of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of these instruments. The Company places its cash and cash equivalents with high credit quality financial institutions. As at December 31, 2002, the balance placed in these financial institutions did not exceed the insured limit. Management is of the opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments.

     (i)  Long-Lived Assets Impairment

          Certain long-term assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable, pursuant to guidance established in SFAS No. 144, Accounting for the impairment or disposal of long-lived assets. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value.


                                      F10

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (j)  Accounting for Derivative Instruments and Hedging Activities

          The Financial Accounting Standards Board ("FASB") issued SFAS No. 133 Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

          Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

(k)  Loss Per Share

          The Company adopts SFAS No. 128, Earnings Per Share. Loss per share is computed using the weighted average number of shares outstanding during the period.

(l)  Comprehensive Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of "other comprehensive income" for the years ended December 31, 2002 and 2001.


                                      F11

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (m)  New Accounting Pronouncements

          In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statement No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. The rescission of SFAS No. 4, Reporting Gains and Losses from Extinguishments, and SFAS No. 64, Extinguishments of Debt Made to Satisfy Sinking Fund Requirements, which amended SFAS No. 4, will affect income statement classification of gains and losses from extinguishment of debt. SFAS No. 145 is effective for fiscal years beginning January 1, 2002. The adoption of SFAS No. 145 will not have an impact on the Company's financial statements.

          In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issued No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. SFAS No. 146 generally requires a liability for a cost associated with an exit or disposal activity to be recognized and measured initially at its fair value in the period in which the liability is incurred. The pronouncement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No.146 will not have an impact on the Company's financial statements.

          In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of indebtedness of Others - An Interpretation of FASB Statements of No. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation clarifies the requirements for a guarantor's accounting for and disclosures of certain guarantees issued and outstanding. FIN 45 also clarifies the requirements related to the recognition of a liability by a guarantor at the inception of a guarantee. FIN 45 is effective for guarantees entered into or modified after December 31, 2002. The adoption of FIN 45 will not have impact on the Company's financial statements.


                                      F12

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (m)  New Accounting Pronouncements (continued)

          In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-based Compensation - Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods for voluntary transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also requires disclosure of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income
          (loss) and earnings (loss) per share in annual and interim financial statements. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The adoption of SFAS No. 148 will not have an impact on the Company's financial statements.

          In January 2003, the FASB issued Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities - An Interpretation of Accounting Research Bulletin (ARB) No. 51. This interpretation clarifies how to identify variable interest entities and how the Company should assess its interests in a variable interest entity to decide whether to consolidate the entity. FIN 46 applies to variable interest entities created after January 31, 2003, in which the Company obtains an interest after that date. Also, FIN 46 applies in the first fiscal quarter or interim period beginning after June 15, 2003, to variable interest entities in which the Company holds a variable interest that it acquired before February 1, 2003. The Company has not determined the impact FIN 46 may have on the financial statements.


                                      F13

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

3.   MINERAL PROPERTY COSTS

     (a)  Hammala, Kebbouch District, Tunisia

          Pursuant to a letter agreement on May 18, 2000, Aurora Gold Corporation, then the Company's parent, transferred to the Company an option agreement ("Hammala Option Agreement") to acquire a 100% interest in the Hammala Exploration Permit, which is in the western Kebbouch District, southwest of Tunis. The Exploration Permit comprises four square kilometers. Basic terms of the option agreement are as follows:

          Option  payments  of  $75,000  to  be  paid  as  follows:

          -     $5,000   initial  payment  (paid)
          -     $10,000  May  15,  2001  (paid)
          -     $15,000  May  15,  2002  (paid)
          -     $20,000  May  15,  2003
          -     $25,000  May  15,  2004

          Exploration expenditures not less that $500,000, to be incurred as follows:

          -     $50,000   May  15,  2001  (fulfilled  in  2000/2001)
          -     $50,000   May  15,  2002  (fulfilled  in  2000/2001)
          -     $75,000   May  15,  2003  (fulfilled  in  2000/2001)
          -     $150,000  May  15,  2004  (fulfilled  in  2002)
          -     $175,000  May  15,  2005  ($51,000  fulfilled  in  2002)

          The option agreement allows for royalties of 2% Net Smelter Return ("NSR" - actual proceeds received from a smelter for material delivered thereto after deduction of transportation costs from the shipping point to the smelter) on commencement of commercial production. The NSR can be reduced to 1% by cash payment of $1.0 million. Advance royalties of $25,000 per annum are payable after vesting of property through compliance with cash payments and work commitments, until commercial production is established.

          The option agreement for the Hammala Exploration Permit provides that any Exploration Permits acquired within one (1) kilometer of the perimeter of the Hammala Exploration Permit are considered "After Acquired Properties", and as such are subjected to the terms and conditions of the Hammala Option Agreement and deemed to be part of the Hammala property.

          The expenditure shown in the parentheses include expenditure on the After Acquired Properties.


                                      F14

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

3.   MINERAL PROPERTY COSTS (continued)

     (b)  Kebbouch District, Tunisa

          Pursuant to an agreement on May 18, 2000, Aurora Gold Corporation, then the Company's parent, transferred to the Company a 100% interest in ten (10) exploration permits for which the then parent had filed applications: Koudiat Sidi Amor, Koudiat Ed Diss, Koudiat El Hamra, Sidi Nasseur, Henchir El Goussat, Aine Djonane Ed Dar, Oued El Hariga, El Gourine, Sidi Ahmed Bou Lahia and Griane. The ten (10) exploration permits were formally transferred to the Company by a decree from the Minister of Industry in Tunisia on August 15, 2001.

          Five (5) of the Exploration Permits, namely: Koudiat Sidi Amor, Koudiat Ed Diss, Koudiat El Hamra, Henchir El Goussat and Aine Djonane Ed Dar comprise After Acquired Properties under the Hammala Option Agreement. In 2002, the Company was granted two (2) additional exploration permits by the Ministry of Industry in Tunisia, namely El Hamri and Er Rosfa, which are contiguous with Hammala, thus increasing the number of Exploration Permits as After Acquired Properties to seven (7).

     (c)  Billiton UK Resources B.V. Option Agreement

          On January 29, 2001 ("Closing Date"), the Company entered into a Subscription Agreement with Billiton E&D 3 B.V. and an Option Agreement with Billiton UK Resources B.V. for the funding of exploration on eleven (11) exploration permits in Northern Tunisia (Notes 3 (a) and 3 (b)).

          Billiton E&D 3 B.V. made an initial private placement and thus purchased 857,143 common shares of the Company at $0.70 per share for proceeds of $600,000 of which $475,000 was to be committed to exploration on the Hammala Exploration Permit and the ten (10) Kebbouch Exploration Permits, and $125,000 for regional exploration and administrative expenses. A warrant was attached to each common share entitled Billiton E&D 3 B.V. to purchase up to 857,143 common shares of the Company at $0.70 per share until the first anniversary of the Closing Date.


                                      F15

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

3.   MINERAL PROPERTY COSTS (continued)

     (c)  Billiton UK Resources B.V. Option Agreement (continued)

          On December 7, 2001, as a consequence of delays in importation of a drilling rig to Tunisia, the Company entered into a First Amending Agreement to the Option Agreement with Billiton UK Resources B.VBilliton UK Resources B.V is deemed to have exercised the First Option wherein it can earn a 51% interest in the mineral properties in association with the Hammala Exploration Permit and the Kebbouch District Exploration Permits by spending a further minimum of $500,000 on the explorations by June 1, 2003 and incur cumulative exploration expenditures of $1,000,000 by June 1, 2004. The First Amending Agreement extended the exercise date for the First Option from the first anniversary of the Closing Date to August 8, 2002. On August 8, 2002, Billiton E&D 3 B.V. advised the Company that it did not wish to exercise its option to purchase the additional shares.

     (d)  Le Kef, Tunisia

          In 2001, the Company was granted four (4) exploration permits by the Ministry of Industry in Tunisia, namely Zag Ettir, Slima, Hafs and Mena.

4.   PROJECT DEVELOPMENT EXPENSES

     The Company entered into a License Agreement (the 'Agreement") with a private company, and its owner, for an exclusive, world-wide license, covering proprietary technology for gemstones identification and verification, including several patent applications filed with the U.S. Patent & Trademark Office, with the right to sub-license the technology to other entities.

     Under the terms of the Agreement, the Company paid an initial license fee of $5,000. A further license fee of $20,000 will be paid on the Royalty Calculation Date, as defined in the Agreement. The Company will also make Royalty Payment based on certain percentages of the gross revenue generated from the commercial use of the technology, subject to a Minimum Royalty Payment, as defined in the Agreement.

     The Company is currently developing the commercial application of the technology and charged all related expenses to operations.


                                      F16

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

5.   RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these financial statements are as follows:

     As at December 31, 2002, $1,808 included in accounts payable was due to a company controlled by a director of the Company.

     In 2001, salary and consulting fees of $120,000 were accrued to a director of the Company and a company controlled by a director of the Company. As at December 31, 2001, $108,839 included in accounts payable was due to these related parties.

6.   NON-CASH TRANSACTIONS

     In 2002, the Company had the following non-cash transactions:

     (a) issued 600,000 common shares at $0.167 per share for the settlement of outstanding debts of $100,000 owed to a company controlled by a director of the Company.

     (b) issued 150,000 common shares at $0.20 per share for finder's fee in connection with a private placement of 750,000 common shares at $0.20 per share.

     (c) issued 50,000 common shares at $0.36 per share for consulting services provided by a company.

     In  2001,  the  Company  had  the  following  non-cash  transactions:

     (a) issued 295,683 common shares at $0.70 per share for settlement of outstanding debts of $206,979 owed to Aurora Gold Corporation.

     (b) issued 217,357 common shares at $0.70 per share and allotted 25,000 common shares at $0.60 per share for settlement of outstanding debts of $167,150.


                                      F17

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

7.   STOCK OPTIONS AND WARRANTS

     (a) In 2002, the Company granted 1,100,000 stock options to employees and 50,000 stock options to a consultant of the Company. The Company applies the fair value based method for stock options granted to the consultant. The Company charged $9,500 to operations for stock based compensation.

          For stock options granted to employees of the Company, the Company applies the intrinsic value method as prescribed under APB No. 25. There was no stock based compensation charged to operations for stock options granted to employees. The weighted-average fair value of the options granted in 2002 was estimated at $0.12 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3%, dividend yield of 0%, volatility of 135%, and expected lives of approximately 4 years.

          The Company will follow the disclosure provision of SFAS No. 123 to disclose pro forma information regarding net income as if it has accounted for its employee stock options granted under the fair value based method. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

          -------------------------------------------------------------------
          (Loss) for the year:
          - as reported                                            $(227,812)
          - pro-forma                                              $(359,812)
          -------------------------------------------------------------------
          Basic and diluted (loss) per share:
          - as reported                                            $   (0.01)
          - pro-forma                                              $   (0.02)
          -------------------------------------------------------------------




                                      F18

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

7.   STOCK OPTIONS AND WARRANTS (continued)

     (b)  Stock options outstanding as at December 31, 2002:

          ----------------------------------------------------------------------
                                                               Weighted Average
                                                     Shares     Exercise Price
          ----------------------------------------------------------------------
          Granted                                   1,150,000  $            0.16
          ----------------------------------------------------------------------
          Options outstanding at December 31, 2002  1,150,000  $            0.16
          ======================================================================


                     Options Outstanding and Exercisable
          =======================================================
                                    Weighted
                                    Average
                                   Remaining    Weighted Average
          Exercise     Number     Contractual       Exercise
          Price      Outstanding   Life (yr)          Price
          -------------------------------------------------------
          0.35            50,000           1.0  $            0.35
          0.15         1,100,000           4.2  $            0.15
                     -----------  ------------  -----------------
                       1,150,000           4.0  $            0.16
                     ===========  ============  =================


          Each stock option entitles the holder to acquire one common share of the Company.

     (c) As at December 31, 2002, 750,000 share purchase warrants were outstanding. These warrants will entitle the holder to acquire one common share of the Company at an exercise price of $0.40 per share on or before April 18, 2003.


                                      F19