Form 20-F
period 2003-12-31
AURORA METALS BVI LTD
filed 2004-06-09
CIK 1117073

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003
                                       OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from ______ to

                         Commission File Number: 0-30816
                           AURORA METALS (BVI) LIMITED
             (Exact name of Registrant as specified in its charter)

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

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:
16,463,076  COMMON  SHARES,  PAR  VALUE  $0.01  PER  SHARE

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: YES [X] NO [ ]

Indicate by check mark which financial statement item the Registrant has elected to follow:
Item  17 X  Item 18
        ---        ---

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

     ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . . . . 3
     ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . . . . 3
     ITEM 3.    KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . 3
     ITEM 4.    INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . . . . 6
     ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . . . .13
     ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES. . . . . . . . .14
     ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . . . .19
     ITEM 8.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . .20
     ITEM 9.    THE OFFER AND HISTORY. . . . . . . . . . . . . . . . . . . . .21
     ITEM 10.   ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . .21
     ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                RISK . . . . . . . . . . . . . . . . . . . . . . . . . . . . .23
     ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . . . .23

PART II

     ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . . . .23
     ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS
                AND USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . .24
     ITEM 15.   CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . . . .24
     ITEM 16.   (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . . . .24
     ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . . . .24
     ITEM 16B.  CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . . . .24
     ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . . . .24
     ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
                AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . . . .25
     ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                PURCHASERS . . . . . . . . . . . . . . . . . . . . . . . . . .25

PART III

     ITEM 17. FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . .25
     ITEM 18. FINANCIAL STATEMENTS (NOT APPLICABLE). . . . . . . . . . . . . .26
     ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . . . . . . . . .26

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .28

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

Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation the risk that actual mineralization and reserves may vary considerably from estimates presently available, the volatility and impact of metals prices and metal production, the concentration of the Company's operations, regulatory, political and economic risks associated with, the Company's ability to obtain additional funding for future exploration of the properties it holds, its dependence upon the abilities and continued participation of certain key employees, and the risks normally incident to the operation and exploration of mining properties.

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


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable.


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.


ITEM 3. KEY INFORMATION

(A)  SELECTED FINANCIAL DATA

The Company has not generated any operating revenues to date. Since incorporation it has been inactive as far as mining activities are concerned. The Company's plans, funding requirements, sources and alternatives relating thereto are presented and discussed in Item 5. "Management's Discussion and Analysis of Financial Condition and Results of Operations". Any selected data presented here will be merely repetition of that contained within the financial statements under Part

IV hereof and not necessarily indicative of the future results of operations or financial performance of the Company.

The following table sets forth, for the periods and the dates indicated selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2003 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

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

----------------------------------------------------------------------------------------------
                                    FINANCIAL DATA SCHEDULE
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Period Type            12 Months      12 Months      12 Months      12 Months      12 Months
-------------------  -------------  -------------  -------------  -------------  -------------
Fiscal Year End      Dec 31, 2003   Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 3, 1999
-------------------  -------------  -------------  -------------  -------------  -------------
Period Start         Jan 01, 2003   Jan 01, 2002   Jan 01, 2001   Jan 01, 2000   Jan 01, 1999
-------------------  -------------  -------------  -------------  -------------  -------------
Period End           Dec 31, 2003   Dec 31, 2002   Dec 31, 2001   Dec 31, 2000   Dec 31, 1999
-------------------  -------------  -------------  -------------  -------------  -------------
Current Assets                737         32,486        154,872            500            500
-------------------  -------------  -------------  -------------  -------------  -------------
Total Assets                  737         32,486        154,872            500            500
-------------------  -------------  -------------  -------------  -------------  -------------
Current Liabilities        33,850          2,268        174,342        425,405          5,780
-------------------  -------------  -------------  -------------  -------------  -------------
Common Stock              164,631        158,191        142,441        130,000        130,000
-------------------  -------------  -------------  -------------  -------------  -------------
Other                     197,744       (127,973)      (161,911)      (554,905)      (135,280)
-------------------  -------------  -------------  -------------  -------------  -------------
Total Liability and
Equity                        737         32,486        154,872            500            500
-------------------  -------------  -------------  -------------  -------------  -------------
Other Expenses            288,706        227,812        568,694        419,625          1,512
-------------------  -------------  -------------  -------------  -------------  -------------
Income Pre-tax           (288,706)      (227,812)      (568,694)      (419,625)        (1,512)
-------------------  -------------  -------------  -------------  -------------  -------------
Income Continuing        (288,706)      (227,812)      (568,694)      (419,625)        (1,512)
-------------------  -------------  -------------  -------------  -------------  -------------
Discontinued                    0              0              0              0              0
-------------------  -------------  -------------  -------------  -------------  -------------
Net Income               (288,706)      (227,812)      (568,694)      (419,625)        (1,512)
-------------------  -------------  -------------  -------------  -------------  -------------
EPS Primary                 (0.02)         (0.01)         (0.04)         (0.03)         (0.00)
-------------------  -------------  -------------  -------------  -------------  -------------
EPS Diluted                 (0.02)         (0.01)         (0.04)         (0.03)         (0.00)
-------------------  -------------  -------------  -------------  -------------  -------------
Common Shares
Issued and
Outstanding            16,463,076     15,819,126     14,244,126     13,000,000     13,000,000
-------------------  -------------  -------------  -------------  -------------  -------------


(B)  CAPITALIZATION AND INDEBTEDNESS

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

     In the U.S.A., the Company's exploration activities are subject to federal, state and local governmental controls and regulations covering the discharge of materials and contaminants into the environment, disturbance of land, reclamation of disturbed lands and other environmental concerns. In order to comply with statutory requirements the Company will obtain permits from the relevant federal, state and local regulatory agencies and file various reports and maintain records of its operations as affecting the environment.

     In Tunisia, the Company's exploration activities are subject to the Tunisian Mining Laws, which are administered by the Director General of Mines under the Ministry of Industry. The Mining Laws cover general terms and conditions, exploration permits, mining permits and property, relationships between permit holders and landowners, financial terms, surveillance by the administration, jurisdiction and penalties.

     (ii) FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

     Mineral exploration and mining activities on the Company's properties may be affected in varying degrees by political stability, and the policies of other nations. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected by government laws and regulations or the interpretations thereof, including those with respect to export controls, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may be also affected by political and economic instability, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, the expropriation of private enterprises, economic or other sanctions imposed by other nations, terrorism, military repression, crime, and extreme fluctuations in currency exchange rates and high inflation and which may it more difficult for the Company to raise funds for the development of its mineral interests in some countries.

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

     (iv) ENVIRONMENTAL REGULATIONS

     As indicated above, for its exploration activities in the U.S.A., the Company will obtain permits from the relevant federal, state and local regulatory agencies and file various reports and maintain records of its operations as affecting the environment.

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


ITEM 4. INFORMATION ON THE COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

     GENERAL

     The Company was incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation ("Aurora Gold"). The Company was spun off to the shareholders of Aurora Gold Corporation as a stock dividend on March 19, 2001. The Company has no subsidiaries.

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

     The results from exploration activities in Tunisia during 2001 and early 2002 did not indicate the presence of economic mineralization and on August 8, 2002, Billiton E&D 3 B.V. advised the Company that it was not exercising the purchase warrants and hence BBV did not exercise its First Option under the Option Agreement. The Subscription Agreement and Option Agreement therefore lapsed on that date. These developments, combined with low prices for zinc and lead, resulted in the Company notifying High Marsh of termination of the High Marsh Option Agreement effective May 14, 2003.

     CRYSTAL CODING LIMITED AND GEM IDENTIFICATION AND VERIFICATION TECHNOLOGY

     On March 28, 2002 entered into a Preliminary Agreement with Malcolm Warwick, a Canadian citizen, regarding gem identification and verification technology. On April 19, 2002, the Company completed a private placement of $150,000 for 750,000 common shares at $0.20 per share. The proceeds of the private placement were primarily to advance the gem identification and verification technology. A purchase warrant was attached to each common share, exercisable for one year at $0.40 per share, for further possible proceeds of $300,000. The warrants were not exercised by the due date and have lapsed.

     In conjunction with the development of the gem identification and verification technology, the Company acquired a shelf company registered in British Columbia, Canada. The shelf company was renamed Crystal Coding Limited, effective from June 6, 2002, and is a wholly-owned subsidiary of Aurora Metals.

     On November 22, 2002, the Company and its subsidiary Crystal Coding Limited, entered into a License Agreement with Malcolm Warwick and 650089 B.C. Ltd., a British Columbia company held by Mr. Warwick. Difficulties in raising finance for continued research and development resulted in the Company allowing the License Agreement to lapse in 2003.

     LEASE AGREEMENTS - STILLWATER COMPLEX, MONTANA, U.S.A.

     After commencing negotiations in August 2003, the Company subsequently entered into two (2) arms' length lease agreements covering patented and unpatented claims in the Stillwater Complex, Montana, U.S.A. The lease agreements cover various areas where three distinct types of mineralization have been identified from past exploration, specifically: platinum group elements ("PGMs" - platinum, palladium, rhodium, ruthenium, osmium, and iridium); nickel-copper-cobalt also considered likely to contain PGMs; and chromite deposits.

     The Stillwater Complex is located approximately 90 miles southwest of Billings, at the northernedge of the Beartooth Mountains, south-central Montana.

     MOUNTAIN VIEW LEASE AGREEMENT

     The Mountain View Lease Agreement is between Aurora Metals, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc. and 15 individuals (collectively the "Lessors"), and covers 70 unpatented lode mining claims, five unpatented placer mining claims, one unpatented mill site claim, one unpatented tunnel site claim and one patented lode mining claim, in a contiguous area of approximately 1,719 acres, all located in Stillwater County. The Lease Agreement has a Primary Term of ten years from the date of execution, February 1, 2004, extendable for a further five years upon payment of Advance Royalties of $50,000. Aurora Metals will be responsible for payment of annual fees, totaling $7,700, to the U.S. Bureau of Land Management ("BLM") for the unpatented claims and property ownership taxes on patented claims. A Net Smelter Return ("NSR") of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations. Advance Royalties of $500,000 will be payable at commencement of construction of a mine.

     BASAL ZONE LEASE AGREEMENT

     The Basal Zone Lease Agreement is between Aurora Metals, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., and Fort Stockton Investments, Inc., (collectively the "Lessors"), and covers eight unpatented lode mining claims, one unpatented placer mining claim, and 34 patented lode mining claims, an area of approximately 903 acres, in Stillwater County and 17 unpatented lode mining claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, January 1, 2004, extendable for a further five years. Aurora Metals will be responsible for payment of annual fees, totaling $2,600, to the BLM for the unpatented claims. Aurora Metals will pay the Lessors a monthly fee of $500 on the first anniversary of the Agreement, $1,000 per month on the second anniversary, $1,500 per month on the third anniversary, and $2,000 per month from the sixth anniversary and subsequently for the term of the Agreement. An NSR of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations.

     SUBSEQUENT EVENTS - 2004

     On April 23, 2004 the Company completed a private placement with International Mining and Finance Corporation ("IM&F"), a private company incorporated in Colorado, U.S.A. The private placement consists of 1,000,000 Units at $0.15 per Unit for gross proceeds of $150,000. Each Unit consists of one (1) share of the Company's common stock and one (1) warrant. The warrants entitle IM&F to purchase up to 1,000,000 shares of common stock, at an exercise price of $0.15 per share, until close of business on April 23, 2005.

     The Company has also accepted a proposal from IM&F in which IM&F will assist in arranging further financing of $2,000,000, and such additional financing that the Company may request, until April 23, 2005. The proceeds will be used for exploration for platinum group metals ("PGMs"), and nickel-copper-cobalt mineralization, on the leases which the Company holds in the Stillwater Complex, Montana, and acquisition of additional projects.

     On December 31, 2003 the Company had outstanding 16,463,076 common shares and 1,100,000 options.

 (B) BUSINESS OVERVIEW

     TUNISIA -THE HIGH MARSH OPTION AGREEMENT

     The High Marsh Option Agreement for Hammala was signed on January 20, 2000. The Effective Date, as defined in the agreement, was subsequently agreed as May 15, 2000.

     The Company expended $397,642 by December 31, 2002 exceeding the aggregate work commitments under the High Marsh Option Agreement beyond May 15, 2004.

     As indicated above, the results from the exploration activities did not indicate the presence of economic mineralization and this fact, combined with low prices for zinc and lead, resulted in the Company notifying High Marsh of termination of the High Marsh Option Agreement effective May 14, 2003.

     Under the terms of the High Marsh Option Agreement five Exploration Permits which are contiguous with Hamala, namely Koudiat Sidi Amor, Koudiat Ed Diss, Koudiat El Hamra, Aine Djonane Ed Dar and Henchir El Goussat, were transferred to High Marsh.

     TUNISIA - KEBBOUCH DISTRICT EXPLORATION PERMITS - AREA AND LOCATION

     The Company retains two (2) Exploration Permits, El Hamri and Er Rosfa, each four square kilometers in area, which were granted under notices published in the Journal Officiel de la R publique Tunisienne, both effective July 30, 2002 with a common expiry date of July 29, 2005. The Exploration Permits, contiguous with the Hammala Exploration Permit formerly held under option with High Marsh, are located approximately 150 kilometers southwest of Tunis between the town of El Krib and the city of Le Kef. National Highway No. 5, which links Tunis and Le Kef, passes within about two kilometers of the properties. No work was carried out on these Exploration Permits during 2003.

     TUNISIA - LE KEF GROUPE DE LE'EST EXPLORATION PERMITS

     Four (4) contiguous Exploration Permits known as Hafs, Mena , Zag et Tir and Slima were granted to the Company on October 2, 2001 with formal notices published in the Journal Officiel de la R publique Tunisienne, No. 81, on October 9, 2001 with a common expiry date of October 8, 2004. The Exploration Permits, each four square kilometers, are located approximately 40 kilometers northwest of the city of Le Kef. No work was carried out on these Exploration Permits during 2003.

     TUNISIA - EXPLORATION

     No exploration was carried out on the Tunisian Exploration Permits in the year ended December 31, 2003. Holding costs were $8,673. Direct acquisition and exploration expenditures by the Company on the Tunisian Exploration Permits in the year ended December 31, 2002, were $93,977 (December 31, 2001, $295,117; December 31, 2000, $239,614). Mineral property acquisition costs on the Tunisian Exploration Permits in the year ended December 31, 2003 were $80 (December 31, 2002, $16 December 31, 2001, $10,307).

     TUNISIA - KEBBOUCH DISTRICT EXPLORATION PERMITS - GEOLOGY

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

     CRYSTAL CODING LIMITED - LICENSE AGREEMENT

     Crystal Coding was registered as the corporate vehicle to enter into a License Agreement with Mr. Malcolm Warwick and 650089 B.C. Ltd., a company held by Mr. Warwick. The License Agreement was signed on November 22, 2002, and covered proprietary technology for identification and verification of gemstones, particularly directed towards diamonds.

     The technology incorporates the processes covered by three (3) patent applications filed with the U.S. Assistant Commissioner for Patents, with the right to sub-license the technology to other entities.

     Expenditure on the project for the year ended December 31, 2003 was $89,908 (December 31, 2002 - $76,466; December 31, 2001 - nil).

     Difficulties in raising finance for continued research and development resulted in the Company allowing the License Agreement to lapse in 2003.

     MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - STILLWATER COMPLEX, MONTANA, U.S.A.

     Expenditure on acquisition and matters associated with the lease agreements in the year ended December 3, 2003 was $1,281.

     STILLWATER COMPLEX - GEOLOGY

     The Stillwater Complex is an Archean, layered, mafic, igneous complex. The lithologies are grouped into three series, viz:

     (i) the Basal Series, forming the base of the Complex which hosts nickel-copper-cobalt sulfide mineralization that also contains cobalt, gold, silver and PGMs;

     (ii) the Ultramafic Series, overlying the Basal Series, which hosts eleven chromitite seams/veins, labelled as "A" through "K". The A and B Chromitites are the lowermost seams and contain potentially economic concentrations of PGMs. There is a geological similarity between these two seams and the UG2 Chromitite seam, the principal source of resources and production of PGM in the Bushveld Complex, South Africa; and

     (iii) the Banded Series, overlying the Ultramafic Series, which is dominated by plagioclase-rich gabbros and anorthosites, and hosts the PGM-bearing J-M Reef currently being mined by the Stillwater Mining Company ("SMC").

     Comparatively recent electromagnetic and magnetic surveys have identified prominent conductive, magnetic zones near the base of the Lower Banded Series and the top of the Ultramafic Series and are referred to as the Volatile-Enriched Zone ("VEZ"). The conductive and coincident magnetic anomalies of the VEZ result from the presence of graphite and disseminated sulfides, and disseminated pyrrhotite and magnetite, respectively. The VEZ has the potential for mineralization containing PGM.

     STILLWATER COMPLEX - EXPLORATION - PAST AND PLANNED

     MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - PLATINUM GROUP METALS

     Estimates of mineralized material shown below were included in a valuation of the properties by an independent consultant in December 2000 when the properties were held by a joint venture between Chrome Corporation of America ("CCA") and Idaho Consolidated Minerals Corporation. The estimates were not subject to consideration of mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors and should not be construed as reserves. Within the areas covered by the Lease Agreements the data from exploration to date are insufficient to prepare estimates of reserves in conformance with the requirements of the SEC

     (a) Mountain View Lease, Mountain View Block, A and B Chromitites, 7.7 million short tons ("st") containing 0.15 ounces per/short ton ("oz/st") of combined platinum and palladium ("Pt+Pd"), cut-off grade not defined, based on four shallow drill holes drilled by CCA in 1988, and one deep hole drilled by Phelps Dodge Corporation in 1990; and

     (b) Basal Zone Lease, Crescent Creek, A and B Chromitites, 7.8 million st at 0.46 oz/st (Pt+Pd), cut-off grade not defined, based on 11 shallow drill holes drilled by the Anaconda Minerals Company ("Anaconda") in 1979 and 1982, eight shallow drill holes drilled by CCA in 1986 and 1987, one deep hole drilled by Phelps Dodge Corporation in 1990 and four intermediate depth holes drilled by Pan Palladium USA Inc. ("PPD") in 2003.

     The VEZ on the Mountain View Lease was considered as having potential for mineralized material but there has been no previous drilling into the anomaly.

     The A and B Chromitites in Nye Basin were also considered to have potential for mineralized material based on results from exploration in 1985 by the Anaconda Minerals Company ("Anaconda") which drilled five holes, with the highest grade intercept being recorded as 0.55 oz/st (Pt + Pd) over five feet.

     MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - NICKEL-COPPER-COBALT

     Between 1966 and 1979, Anaconda explored nickel-copper-cobalt ("Ni-Cu-Co") mineral occurrences at the Mouat Mine area on the Mountain View Lease and the Nye Basin and Benbow Mine areas on the Basal Zone Lease. The most extensively drilled was the Mouat Mine area where 126 core holes were drilled on a 100-foot by 100-foot grid, totalling 108,600 feet, followed by 1,547 feet of exploratory development.

     In the Nye Basin, 22 core holes were drilled, totalling 15,598 feet, and at the Benbow Mine area ten core holes, totalling 5,564 feet, were completed. Estimates of mineralized material prepared by Anaconda and others are not in conformance with the current requirements of the SEC. Records of the methods and parameters used in preparing the estimates are incomplete or unavailable.

     The following estimates in (i), based on Anaconda's disclosures, were published by the U.S. Geological Service ("USGS") in 1993 as "resources", but are estimates of mineralized material. The estimate in (ii) is based on Anaconda's disclosure - figures published by the USGS, while also disclosed by Anaconda, were significantly less because the estimates were prepared before drilling had been completed.

     (i) Mountain View Lease, Mouat Mine area, 92.0 million st at 0.27% Ni and 0.29% Cu as the "global" estimate at a cut-off grade of 0.2% Ni, or the more confined estimate of 23.1 million st at 0.62% Ni and 0.45% Cu at a cut-off grade of 0.4% Ni;

     (ii) Basal Zone Lease, Nye Basin area, 92.0 million st at 0.70% Ni and 0.70% Cu at an unknown cut-off grade. This is a "global" estimate over the strike length tested by Anaconda's drilling; and

     Of the two areas, it is considered probable that the basal, or lowermost sulfide, unit in the Nye Basin Basal Zone sulfides contains PGM. All of the massive and heavily disseminated sulfide core from holes drilled in Nye Basin was used for metallurgical test work aimed at recovery of nickel and copper, using conventional flotation followed by roasting and smelting, without analyses for PGM.

     MOUNTAIN VIEW LEASE AGREEMENT - MOUAT MINE - CHROMITE

     Mining of the G and H chromitite veins in the Mouat Mine was carried out in two periods, 1939 to 1943 (World War II) and 1953 to 1962 (Korean war and thereafter). Production during these periods was under contracts with U.S. federal agencies. On completion of the second contract, a total of some 2.1 million st had been mined with mine development and stoping having been carried out over a strike length of approximately 3,000 feet and a vertical extent of 1,200 feet.

     In 1988, as part of an Interim Feasibility Study covering further development of the Mouat Mine, construction of a concentrator and a refinery for the production of ferrochrome, the independent estimate of resources (mineralized material) in the G and H veins above 5,100 feet elevation was 16 million st at 23.6% chromite (Cr2O3).

     EXPLORATION TARGETS

     Subject to the availability of funds, Aurora Metals has identified three distinct geological targets for drilling that follow on from previous exploration programs by others, viz:

     (i) PGMs in the A and B Chromitites within the Ultramafic Series on claims covered by both the Mountain View and Basal Zone Leases. The three areas nominated for drilling the A and B Chromitites are Mountain View and Nye Basin west and east of the Stillwater River, respectively, and Crescent Creek further to the west of the West Fork of the Stillwater River;

     (ii) PGMs in the VEZ mineralization on the Mountain View Lease; and

     (iii) nickel-copper-cobalt sulfide mineralization in the Nye Basin within the Basal Zone Lease, including systematic testing for PGM.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As prefaced in Item 3. Selected Financial Data, the Company has not generated any operating revenues to date.

(A)  OPERATING RESULTS

Operating results for the years ending December 31, 2003, 2002, 2001 and 2000 are tabulated below:

                                                    YEAR ENDING
        DESCRIPTION          DEC 31, 2003   DEC 31, 2002   DEC 31, 2001   DEC 31, 2000
Profit (Loss)                    (288,706)      (227,812)      (568,694)      (419,625)
Profit (Loss) per share             (0.02)         (0.01)         (0.04)         (0.03)
General and Administration         21,699         27,801         31,622         15,639
Legal                              20,892          2,455         41,855         55,031
Accounting                         13,131         14,448         19,107         11,983
Exploration                         5,011        105,620        459,610        332,976


(B)  LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2003 the Company had cash of $737 (December 31, 2002, $32,486; December 31, 2001, $131,362). Working capital surpluses (deficiencies) were ($33,313), $30,218, and ($19,470) at December 31, 2003, 2002 and 2001,
respectively. Total liabilities were $33,850, $2,268, and $174,342, at December 31, 2003, 2002, and 2001, respectively.

Financing activities during the twelve months ended: December 31, 2003 - nil; December 31, 2002 $150,000 from the issue of 750,000 shares in a private placement; and December 31, 2001, $600,000 from the issue of 857,143 shares to Billiton E & D 3 B.V.

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

The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company's financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in note 1 to the financial statements, the Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. Without cash flow from operations, it may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to implement additional exploration programs on its properties. Failure to obtain such additional financing may result in a reduction of the Company's interest in certain properties or an actual foreclosure of its interest. The Company has no agreements with any person as to such additional financing but in a subsequent event in 2004 has reached an understanding with International Mining and Finance Corporation, a private company registered in Colorado, U.S.A., with regard to that entity assisting in raising finance for exploration on the Company's properties in Montana and for acquisition of additional projects.

The Company's exploration property has not commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.

PLANS FOR YEAR 2004

The Company's plans for year 2004 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration on the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. The Company will require a minimum of approximately $250,000 for corporate, legal, accounting, administrative and resource-related expenses through year 2004.

(C)  APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of its financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its financial statements. The Company's accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2003 and 2002, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.


(D)  OFF-BALANCE SHEET ARRANGEMENTS AND CONTRACTUAL
     OBLIGATIONS.

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company's financial statements.

(E)  MARKET RISK DISCLOSURES.

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of December 31, 2003. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

--------------------------------------------------------------------------------
NAME                                         POSITION
----------------  --------------------------------------------------------------
John A. A. James  Age 64, President and Director since May 17, 2000. Vice
                  President and Director of Aurora Gold since October 1996.
                  President of JAMine, Inc. since 1988.  Prior positions in
                  corporate and mine management, construction, planning and
                  development.
----------------  --------------------------------------------------------------
A. Cameron        Age 51, Controller since October 1997, Director and Chief
Richardson        Financial Officer since May 17, 2000.  Director, President and
                  Chief Financial Officer of Aurora Gold Corporation.  From
                  1981 to 1997 held accounting positions with various Canadian resource companies.
----------------  --------------------------------------------------------------
M.  mit Safak     Age 59, Director since July 12, 2001.  Director and Senior
                  Analyst of AUZEQ Securities Limited since November 1999.
                  Senior Resource Analyst with HSBC Securities from 1995 to
                  1999.  Prior to entering securities industry held positions in mine management, planning and development.
--------------------------------------------------------------------------------

There are no family relationships between any of the executive officers.

(B)  COMPENSATION

GENERAL

The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

-------------------------------------------------------------------------------------------------------
                                                                       LONG-TERM COMPENSATION
                                                           --------------------------------------------
                               ANNUAL COMPENSATION                  AWARDS                PAYMENTS
                         --------------------------------  ------------------------  ------------------
                                                                        SECURITIES
                                                  OTHER                   UNDER-                 ALL
                                                  ANNUAL   RESTRICTED      LYING                OTHER
NAME AND                                         COMPEN-      STOCK      OPTIONS/      LTIP    COMPEN-
PRINCIPAL         YEAR      SALARY     BONUSES    SATION    AWARD(S)       SARS      PAYOUTS    SATION
POSITION                     ($)         ($)       ($)         ($)          (=)        ($)       ($)
(a)                (b)       (c)         (d)       (e)         (f)          (g)        (h)       (i)
----------------  -----  ------------  --------  --------  -----------  -----------  --------  --------
John A.A.          2003          -0-        -0-       -0-  None         None         None           -0-
James             -----  ------------  --------  --------  -----------  -----------  --------  --------
                   2002     75,250(1)       -0-       -0-  None         None         None           -0-
President and     -----  ------------  --------  --------  -----------  -----------  --------  --------
Director           2001  120,000  (2)       -0-       -0-  None         None         None           -0-
----------------  -----  ------------  --------  --------  -----------  -----------  --------  --------
A. Cameron
Richardson         2003          -0-        -0-       -0-  None         None         None           -0-
                  -----  ------------  --------  --------  -----------  -----------  --------  --------
Director and
Chief Financial    2002     25,025(3)       -0-       -0-  None         None         None           -0-
Officer           -----  ------------  --------  --------  -----------  -----------  --------  --------
Secretary          2001     32,550(4)       -0-       -0-  None         None         None           -0-
----------------  -----  ------------  --------  --------  -----------  -----------  --------  --------
M. Umit Safak,     2003          -0-        -0-       -0-  None         None         None           -0-
Director          -----  ------------  --------  --------  -----------  -----------  --------  --------
                   2002          -0-        -0-       -0-  None         None         None           -0-
                  -----  ------------  --------  --------  -----------  -----------  --------  --------
                   2001    15,000 (5)       -0-       -0-  None         None         None           -0-
-------------------------------------------------------------------------------------------------------


     (1)  Paid as debt settlement of 215,000 shares at $0.35 per share, in 2003.

     (2) Paid partly as cash in 2001($20,000), balance as debt settlement of 600,000 shares at $0.167 per share, in 2002.

     (3)  Paid as debt settlement of 71,500 shares at $0.35 per share, in 2003.

     (4)  Paid as debt settlement of 94,000 shares at $0.35 per share, in 2003

     (5) Paid as 25,000 restricted common shares at $0.60 per share issued in lieu of cash.


     OPTIONS/SAR GRANTS TABLE

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

----------------------------------------------------------------------------------
                      OPTION/SAR GRANTS IN FISCAL YEARS 2003
                                (Individual Grants)
----------------------------------------------------------------------------------
                                        PERCENT OF
                         NUMBER OF    TOTAL OPTIONS/   EXERCISE
                         SECURITIES    SARS GRANTED       OR
                         UNDERLYING    TO EMPLOYEES      BASE
                        OPTION/SARS      IN FISCAL       PRICE    EXPIRATION DATE
NAME                    GRANTED (#)        YEAR         ($/Sh)        (M/D/Y)
(a)                         (b)             (c)           (d)           (e)
----------------------  ------------  ---------------  ---------  ----------------
John A.A. James (1)     None          None             None       None
----------------------  ------------  ---------------  ---------  ----------------
A. Cameron Richardson
(1)                     None          None             None       None
----------------------  ------------  ---------------  ---------  ----------------
M.  mit Safak (1)       None          None             None       None
----------------------------------------------------------------------------------

     (1)  No options were granted in 1998, 1999, 2000, 2001 or 2003.


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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone four (4) times during 2003.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have standing a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2003 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2003 the Compensation Committee held one (1) meeting by telephone conference call and the Audit Committee held two (2) meetings by conference calls.

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

(D)  EMPLOYEES

As of December 31, 2003 the Company had two (2) full-time employees (2002 - 2, 2001 - 2) and two (2) part-time employees (2002 - 2, 2001 - 15).

(E)  SHARE OWNERSHIP

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at April 30, 2004 and December 31, 2003. As at April 30, 2004 and December 31, 2003 the Company had 16,463,076 shares of Common Stock issued and outstanding.

----------------------------------------------------------------------------
                                             SHARES OF COMMON   APPROXIMATE
OFFICERS AND DIRECTORS                      STOCK BENEFICIALLY   PERCENTAGE
NAME OF BENEFICIAL OWNER (1)                      OWNED            OWNED
------------------------------------------  ------------------  ------------
John A.A. James,
2055 South Ingalls Way,
Lakewood, Colorado.
U.S.A. 80227-2515                                    1,313,227         7.98%
------------------------------------------  ------------------  ------------
A. Cameron Richardson,
1505-1060 Alberni Street,
Vancouver, B.C. Canada V6E 4K2                         257,500         1.56%
------------------------------------------  ------------------  ------------
M. Umit Safak,
4 Bettina Court,
Lower Templestowe,
Victoria.
Australia. 3107                                         25,000            *
------------------------------------------  ------------------  ------------
TOTAL - OFFICERS AND DIRECTORS (3 persons)           1,595,727         9.69%
----------------------------------------------------------------------------

     (1) For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 16.

     *    Less than 1%.


ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The only beneficial ownership known by the Company to exceed five percent (5%) of the Company's outstanding Common Stock as at December 31, 2002 was that held by the entity Billiton E&D 3 B.V. comprising 857,143 shares of the Company's Common Stock. representing 5.21% of the 16,463,076 shares of Common Stock then issued and outstanding.

There has been no major change in the percentage ownership held by the major shareholders during the past three years. All shareholders have the same voting rights.

(B)  RELATED PARTY TRANSACTIONS

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

Certain of the directors of the Company are directors of other mineral resource or resource-related companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Mr. John James is President of JAMine, Inc.; Mr. M. mit Safak is Director of AUZEQ Securities Limited; and Mr. Richardson is an Officer and Director of Aurora Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors.


ITEM 8. FINANCIAL INFORMATION

(A)  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Item 17 Financial Statements and Part III, Item 19 Financial Statements and Exhibits and the Financial Statements appearing as Exhibit (1).

DIVIDEND RECORD AND POLICY

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

ITEM 9. THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

     Not applicable.

(B)  PLAN OF DISTRIBUTION

     Not applicable.

(C)  MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since June 2001. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the years ending December 31, 2003 and 2002, and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

-----------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
---------------  -------------  --------------  -------------  --------------
2003 - High ($)           0.50            0.47           0.35            0.30
---------------  -------------  --------------  -------------  --------------
2003 - Low ($)            0.20            0.25           0.09            0.12
---------------  -------------  --------------  -------------  --------------
2002 - High ($)           0.55            0.40           0.37            0.51
---------------  -------------  --------------  -------------  --------------
2002 - Low ($)            0.05            0.16           0.20            0.16
-----------------------------------------------------------------------------


--------------------------------
MONTH          HIGH ($)  LOW ($)
-------------  --------  -------
November 2003      0.21     0.13
-------------  --------  -------
December 2003      0.30     0.15
-------------  --------  -------
January 2004       0.23     0.20
-------------  --------  -------
February 2004      0.38     0.17
-------------  --------  -------
March 2004         0.40     0.26
-------------  --------  -------
April 2004         0.40     0.20
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

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
          RISK

The Company has not entered into any derivative contracts either to hedge existing risks or for speculative purposes. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 (g) to the Consolidated Financial Statements.

See the notes to the Consolidated Financial Statements in Item 17 Financial Statements and Item 5 Management's Discussion and Analysis for additional information.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable


                                    PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

          None

ITEM 15.  CONTROLS AND PROCEDURES

The Company's Chief Executive Officer and Chief Financial Officer have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 of the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this Annual Report (the "Evaluation Date"). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this Annual Report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

ITEM 16.   (RESERVED)

ITEM 16A   AUDIT COMMITTEE FINANCIAL EXPERT

Messrs. James, Richardson and Safak currently comprise the Audit Committee. Mr. Safak is Chairman of the Audit Committee. Mr. Safak satisfies the current requirements of the NASD OTC Bulletin Board, relating to the independence and the qualification of the members of the Audit Committee. Messrs. James and Richardson are officers and directors of the Company.
The Board of Directors of Aurora Metals has determined that Mr. Safak qualifies as an "audit committee financial expert".

ITEM 16 B. CODE OF ETHICS

As part of its stewardship responsibilities, the Board of Directors has approved formal "Standards of Ethical Conduct" that govern the behavior of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the "Corporate Governance Principles" is filed as Exhibit 11.1 to this Annual Report on Form 20-F.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  AUDIT FEES

The aggregate fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2003, were $7,000 (2002 - $7,233).

(b)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Moore Stephens Ellis Foster Ltd. that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2003 (2002 - Nil).

(c)  TAX FEES

The aggregate fees billed for products and services rendered by Moore Stephens Ellis Foster Ltd. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2003 were $Nil (2002 - $Nil for tax compliance for the 2002 fiscal year).

(d)  ALL OTHER FEES

There were no additional fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2003 (2002-Nil).

(e)  AUDIT COMMITTEE'S PRE-APPROVAL POLICIES

The Audit Committee approves the engagement terms for all audit and non-audit services to be provided by the Company's accountants before such services are provided to the Company or any of its subsidiaries.

The Audit Committee approved one hundred percent (100%) of the services provided to the Company and its subsidiaries described in Items 16C (b) through (d) above.

(f)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

None of the hours expended by Moore Stephens Ellis Foster Ltd. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2003, were performed by persons other than fulltime permanent employees of Moore Stephens Ellis Foster Ltd.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT
            COMMITTEES

            None.

ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
            AFFILIATED PURCHASERS

            None.

                                    PART III

ITEM 17.    FINANCIAL STATEMENTS.

The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The financial statements filed as part of this Annual Report are listed in "Item 19 -Exhibits".

These financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

                INDEX TO FINANCIAL STATEMENTS

----------------------------------------------------------------
              FINANCIAL STATEMENTS                      PAGE
---------------------------------------------------  -----------
Audited Financials - December 31, 2003 and December
31, 2002.
---------------------------------------------------  -----------
Report of Independent Accountants                    F-2
---------------------------------------------------  -----------
Balance Sheet                                        F-3
---------------------------------------------------  -----------
Consolidated Statement of Stockholders' Equity       F-4/5/6
---------------------------------------------------  -----------
Consolidated Statements of Operations                F-7
---------------------------------------------------  -----------
Consolidated Statement of Cash Flows                 F-8
---------------------------------------------------  -----------
Notes to Financial Statements                        F-9 to F-18
---------------------------------------------------  -----------

See "Item 19. Financial Statements and Exhibits."

                   AURORA METALS (BVI) LIMITED AND
                   SUBSIDIARY
                   (An exploration stage enterprise)

                   Consolidated Financial Statements
                   December 31, 2003 and 2002
                   (EXPRESSED IN U.S. DOLLARS)




                   INDEX
                   -----

                   Report of Independent Accountants

                   Consolidated Balance Sheets

                   Consolidated Statements of Stockholders' Equity (Deficiency)

                   Consolidated Statements of Operations

                   Consolidated Statements of Cash Flows

                   Notes to Consolidated Financial Statements


                                       F1

MOORE STEPHENS ELLIS FOSTER LTD.
CHARTERED ACCOUNTANTS

1650 West 1st Avenue
Vancouver, BC Canada V6J 1G1
Telephone: (604) 734-1112 Facsimile: (604) 714-5916
Website: www.ellisfoster.com

--------------------------------------------------------------------------------


REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

We have audited the consolidated balance sheets of AURORA METALS (BVI) LIMITED AND SUBSIDIARY ("the Company") (an exploration stage enterprise) as at December 31, 2003 and 2002 and the related consolidated statement of stockholders' equity (deficiency) from January 1, 2001 to December 31, 2003 and the consolidated statements of operations and cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2003, and the years ended December 31, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2003, and the years ended December 31, 2003 and 2002, in conformity with generally accepted accounting principles in the United States of America.

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



Vancouver, Canada                    "MOORE STEPHENS ELLIS FOSTER LTD."
April 16, 2004, except as to               Chartered Accountants
Note 8(c) which is as of
May 4, 2004

                                       F2
--------------------------------------------------------------------------------

MSAn independently owned and operated member of Moore Stephens North America, Inc. Members in principal cities throughout North America. Moore Stephens North America, Inc. is a member of Moore Stephens International Limited, members in principal cities throughout the world.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------
                                                             2003          2002
-----------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                              $       737   $    32,486
-----------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                             737        32,486

MINERAL PROPERTY COSTS (Note 3)                                    -             -
-----------------------------------------------------------------------------------

TOTAL ASSETS                                             $       737   $    32,486
===================================================================================

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities               $    33,850   $     2,268
-----------------------------------------------------------------------------------

TOTAL LIABILITIES                                             33,850         2,268
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL
  Authorized:
    50,000,000 common shares, par value $0.01
  Issued:
    16,463,076 (2002 - 15,819,126) common shares             164,631       158,191

ADDITIONAL PAID-IN CAPITAL                                 1,312,473     1,093,538

ACCUMULATED (DEFICIT) DURING THE EXPLORATION STAGE        (1,510,217)   (1,221,511)
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)                            (33,113)       30,218
-----------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)  $       737   $    32,486
===================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F3

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficiency)                                     Page 1 of 3
From January 1, 2001 to December 31, 2003
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------
                                                                                    (Deficit)
                                                                                   accumulated     Total
                                                   Common Stock        Additional    during    stockholders'
                                            -------------------------   paid-in    exploration    equity
                                              Shares      Par Amount    capital      stage     (deficiency)
------------------------------------------------------------------------------------------------------------

BALANCE,  December 31, 2000                 13,000,000   $   130,000   $(129,900)  $(425,005)  $   (424,905)

Unexchange certificate                        (126,057)       (1,261)      1,261           -              -

Issuance of shares for cash
  at $0.70 per share, February 2001            857,143         8,571     591,429           -        600,000

Issuance of shares for debt settlement at
  $0.70 per share, June 2001                   217,357         2,174     149,976           -        152,150

Allotted 25,000 shares for debt settlement
  at $0.60 per share, July 2001                      -             -      15,000           -         15,000

Issuance of shares for debt settlement
  at $0.70 per share, July 2001                295,683         2,957     204,022           -        206,979

Total comprehensive (loss):
  Net (loss) for the year                            -             -           -    (568,694)      (568,694)
------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001                  14,244,126   $   142,441   $ 831,788   $(993,699)  $    (19,470)
============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F4

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficency)                                    Page 2 of 3
From January 1, 2001 to December 31, 2003
(EXPRESSED IN U.S. DOLLARS)
----------------------------------------------------------------------------------------------------------
                                                                                 (Deficit)
                                                                                accumulated     Total
                                             Common Stock          Additional     during     stockholders'
                                         -----------------------    paid-in     exploration     equity
                                           Shares    Par Amount     capital       stage      (deficiency)
----------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001               14,244,126  $   142,441  $  831,788   $  (993,699)  $    (19,470)

Issuance of previously allotted shares,
  January 2002                               25,000          250        (250)            -              -

Issuance of shares for debt settlement
  at $0.167 per share, January 2002         600,000        6,000      94,000             -        100,000

Issuance of shares for cash
 at $0.20 per share,  April 2002            750,000        7,500     142,500             -        150,000

Issuance of shares for finder's fee at
  $0.20 per share, April 2002               150,000        1,500      28,500             -         30,000

Finder's fee charged to additional
  paid-in capital, April 2002                     -            -     (30,000)            -        (30,000)

Issuance of shares for service provided
  at $0.36 per share, June 2002              50,000          500      17,500             -         18,000

Stock based compensation                          -            -       9,500             -          9,500

Total comprehensive (loss):
  Net (loss) for the year                         -            -           -      (227,812)      (227,812)
----------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002               15,819,126  $   158,191  $1,093,538   $(1,221,511)  $     30,218
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F5

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficiency)                                       Page 3 of 3
From January 1, 2001 to December 31, 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------
                                                                                     (Deficit)
                                                                                    accumulated      Total
                                                    Common Stock       Additional     during     stockholders'
                                              -----------------------   paid-in     exploration     equity
                                                Shares    Par Amount    capital       stage      (deficiency)
--------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002                    15,819,123  $   158,191  $1,093,538  $(1,221,511)  $     30,218

Issuance of shares for services provided at
  at $0.35 per share, May 2003                   472,500        4,725     160,650            -        165,375

Issuance of shares for a finder's fee at
  $0.35 per share, May 2003 (relating to
  license agreement) (Note 4)                    171,450        1,715      58,285            -         60,000

Total comprehensive (loss):
  Net (loss) for the year                              -            -           -     (288,706)      (288,706)
--------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2003                    16,463,073  $   164,631  $1,312,473  $(1,510,217)  $    (33,113)
==============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F6

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Operations
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------
                                              Cumulative from
                                               June 17, 1997        Year           Year
                                              (inception) to        ended          ended
                                                December 31      December 31    December 31
                                                   2003             2003           2002
--------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                 $         97,386   $     21,699   $     27,801
  Professional fees - accounting and audit             58,669         13,131         14,448
  Professional fees - legal                           124,978         20,892          2,445
  Consulting fees                                      78,720         40,224         18,000
  Stock based compensation                              9,500              -          9,500
--------------------------------------------------------------------------------------------

                                                      369,253         95,946         72,194

PROJECT DEVELOPMENT EXPENSES                          177,747        127,749         49,998

PROJECT FINDER'S FEE (Note 4)                          60,000         60,000              -

EXPLORATION EXPENSES                                  903,217          5,011        105,620
--------------------------------------------------------------------------------------------

NET (LOSS) FOR THE PERIOD                    $     (1,510,217)  $   (288,706)  $   (227,812)
============================================================================================

(LOSS) PER SHARE - basic and diluted                            $      (0.02)  $      (0.01)
============================================================================================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING - basic and diluted                          16,215,403     15,505,701
============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F7

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------
                                                  Cumulative from
                                                   June 17, 1997        Year           Year
                                                  (inception) to        ended          ended
                                                    December 31      December 31    December 31
                                                       2003             2003           2002
------------------------------------------------------------------------------------------------
CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
   Net (loss) for the period                     $     (1,510,217)  $   (288,706)  $   (227,812)
   Adjustment to reconcile net loss
   to net cash used in operating activities:
   - stock based compensation                               9,500              -          9,500
   - issuance of stock for services                       243,375        225,375         18,000
  Changes in assets and liabilities:
   - prepaid expenses and deposits                              -              -         23,510
   - accounts payable and accrued liabilities             133,850         31,582        (72,074)
------------------------------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                  (1,123,492)       (31,749)      (248,876)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                1,124,229              -        150,000
------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                   737        (31,749)       (98,876)

CASH AND CASH EQUIVALENTS,
  beginning of period                                           -         32,486        131,362
------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                                  $            737   $        737   $     32,486
================================================================================================

NON-CASH OPERATING AND
  FINANCING ACTIVITIES
  Shares issued for services                                        $    165,375   $     18,000
  Shares issued for settlement of debts                                        -        100,000
  Shares issued for finder's fee in connection
    with a private placement                                                   -        150,000
  Shares issued for finder's fee in connection
    with a license agreement                                              60,000              -
------------------------------------------------------------------------------------------------

                                                                    $    225,375   $    268,000
================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F8

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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

     The Company is in the mineral exploration business. Since inception, the Company has been in the process of exploring its mineral properties and has not yet determined whether the properties contain proven reserves that are economically recoverable. To date, the Company is considered to be in the exploration stage and operating in a single segment based upon the Company's organizational structure, the way in which its operations are managed and evaluated, the availability of separate financial results and materiality considerations.

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


                                       F9

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

     (c)  Cash Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As at December 31, 2003 and 2002, cash and cash equivalents consist of cash only.

     (d)  Mineral Properties and Exploration Expenses

          Mineral property acquisition, exploration and development costs are charged to operations as incurred until such time that proven or probable ore reserves are determined. At such time that proven or probable reserves are established, the Company will capitalize all costs to the extent that future cash flow from ore reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2003, the Company did not have proven or probable reserve. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

     (e)  Assets Retirement Obligations

          The Company has adopted SFAS No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived asset. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at December 31, 2003 and 2002, the Company does not have any asset retirement obligations.

          Cost associated with environmental remediation obligation are accrued at the most likely estimate when it is probable that such costs will be incurred and they can be reasonably estimated.


                                      F10

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (f)  Stock-Based Compensation

          The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-based Compensation; As amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and disclosure - Amendment of SFAS No. 123. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to employees' stock-based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board ('APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

     (g)  Advertising Expenses

          The Company expenses advertising costs as incurred. There were no advertising expenses incurred by the Company for the years ended December 31, 2003 and 2002.

     (h)  Foreign Currency Transactions

          The  Company  maintains  its  accounting  records  in  U.S.  dollars.

          At the transaction date, each asset, liability, revenue and expense is translated into U.S. dollars by the use of the exchange rate in effect at that date. At the period end, monetary assets and liabilities denominated in foreign currency are re-evaluated into U.S. dollars by using the exchange rate in effect at that date. The resulting foreign exchange gains and losses are included in operations.

     (i)  Fair Value of Financial Instruments and Concentration of Risks

          The carrying value of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of these instruments. The Company places its cash and cash equivalents with high credit quality financial institutions. As at December 31, 2003 and 2002, the balance placed in these financial institutions did not exceed the insured limit. Management is of the opinion that the Company is not exposed to significant interest and currency risks arising from these financial instruments.


                                      F11

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)

     (j)  Long-Lived Assets Impairment

          Long-term assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable, pursuant to guidance established in SFAS No. 144, Accounting for the impairment or disposal of long-lived assets. Management considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the assets will be written down to fair value. Fair value is generally determined using a discounted cash flow analysis.

     (k)  Income Taxes

          The Company has adopted Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

     (l)  Accounting for Derivative Instruments and Hedging Activities

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

          Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes. The adoption of this statement does not have an impact on the Company's consolidated financial statements.


                                      F12

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   Significant Accounting Policies (continued)

     (m)  Loss Per Share

          Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year. The Company adopted SFAS No. 128 Earnings Per Share. Diluted loss per share is equal to the basic loss per share for the years ended December 31, 2003 and 2002 because common stock equivalents consisting of options and warrants to acquire 1,100,000 (2002 - 1,900,000) common stocks that are outstanding at December 31, 2003 and 2002, respective, are anti-dilutive, however, they may be dilutive in future.

     (n)  Comprehensive Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of "other comprehensive income" for the years ended December 31, 2003 and 2002.

     (o)  New Accounting Pronouncements

          In January 2003, the FASB released FASB Interpretation No. 46 ("FIN 46"), Consolidation of Variable Interest Entities. FIN 46 requires that all primary beneficiaries of variable interest entities consolidate that entity. FIN 46 is effective immediately for variable interest entities created after January 31, 2003 and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest it acquired before February 1, 2003. In December 2003, the FASB published a revision to FIN 46 ("FIN 46R") to clarify some of the provisions of the interpretation and to defer the effective date of implementation for certain entities. Under the guidance of FIN 46R, entities that do not have interests in structures that are commonly referred to as special purpose entities are required to apply the provisions of the interpretation in financial statements for periods ending after March 14, 2004. The Company did not create a variable interest entity after January 31, 2003 and does not have a variable interest entity as of December 31, 2003. The Company expects that the full adoption of FIN 46R in 2004 will not have a material impact on the Company's financial position or results of operations


                                      F13

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (o)  New Accounting Pronouncements (continued)

          In April 2003, the FASB issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. This Statement is effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 does not have an impact on the Company's consolidated financial statements.

          In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). This Statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 does not have an impact on the Company's consolidated financial statements.

          In December 2003, the FASB issued SFAS No. 132(R), a revision to SFAS No. 132, "Employers' Disclosure about Pensions and Other Postretirement Benefits. SFAS No. 132(R) requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. SFAS No. 132(R) is effective for financial statements with fiscal years ending after December 15, 2003, with the exception of disclosure requirements related to foreign plans and estimated future benefit payments which are effective for fiscal years ending after June 15, 2004. The adoption of SFAS 132(R) does not have an impact on the Company's financial position or results of operations.

          In December 2003, the American Institute of Certified Public Accountants and Securities and Exchange Commission ("SEC") expressed the opinion that rate-lock commitments represent written put options, and therefore be valued as a liability. The SEC expressed that they expect registrants to disclose the effect on the financial statement of recognizing the rate-lock commitments as written put options, for quarters commencing after March 15, 2004. Additionally, the SEC recently issued Staff Accounting Bulletin (SAB) No. 105. SAB No. 105 clarifies the SEC's position that the inclusion of cash flows from servicing or ancillary income in the determination of the fair value of interest rate lock commitments is not appropriate. SAB No. 105 is effective for loan commitments entered into on or after April 1, 2004. The adoption of SAB No. 105 does not have an impact on the Company's consolidated financial statements.


                                      F14

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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

          On May 14, 2003, the Company terminated the Hammala Option Agreement in the Kebbouch Disctrict, Tunisia.

     (b)  Kebbouch District, Tunisa

          Pursuant to an agreement on May 18, 2000, Aurora Gold Corporation, then the Company's parent, transferred to the Company a 100% interest in ten (10) exploration permits for which the then parent had filed applications. All the ten (10) exploration permits expired in 2003.

          In 2002, the Company was granted two (2) additional exploration permits by the Ministry of Industry in Tunisia, namely El Hamri and Er Rosfa. The exploration permits are valid until July 29, 2005.

     (c)  Le Kef, Tunisia

          In 2001, the Company was granted four (4) exploration permits by the Ministry of Industry in Tunisia, namely Zag Ettir, Slima, Hafs and Mena. The exploration permits are valid until October 1, 2004.

4.   PROJECT DEVELOPMENT EXPENSES

     In November 2002, the Company entered into a License Agreement (the "Agreement") with a private company, and its owner, for an exclusive, world-wide license, covering proprietary technology for gemstones identification and verification, including several patent applications filed with the U.S. Patent & Trademark Office, with the right to sub-license the technology to other entities. Under the terms of the Agreement, the Company paid an initial license fee of $5,000 in 2002. The fee was charged to operations.

     In 2003, the Company issued 171,450 common shares at $0.35 per share, being the fair market value at the time of issuance, as finder's fee and the fee was charged to operations. The project was abandoned subsequent to the year-end.


                                      F15

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


5.   RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these financial statements are as follows:

     (a)  As at December 31, 2003, $12,371 (December 31, 2002 - $1,808) included in accounts payable was due to a company controlled by a director of the Company.

     (b) In 2003, the Company issued 472,500 common shares at $0.35 per share, being the fair market value at the time of issuance, to two directors of the Company for consulting services provided.

     (c) In 2002, the Company issued 600,000 common shares at $0.167 per share for the settlement of outstanding debts of $100,000 owing to a corporation controlled by a director of the Company.

6.   STOCK OPTION PLAN

     The Board of Directors approved a stock option plan (the "Plan") in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company's common stock. The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company's common stock on January 1st of each year. Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant. The Plan is administered by the Board of Directors. There were no stock options granted in 2003.

     In 2002, the Company granted 1,100,000 stock options to directors and employees and 50,000 stock options to a consultant of the Company. The Company charged $9,500 to operations for stock based compensation for the stock options granted to the consultant by applying the fair value method. For stock options granted to directors and employees, the Company applies the intrinsic value method as prescribed under APB No. 25. There was no stock based compensation charged to operations for stock options granted to directors and employees.

     The weighted-average fair value of the options granted in 2002 was estimated at $0.12 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3%, dividend yield of 0%, volatility of 135%, and expected lives of approximately four (4) years.


                                      F16

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


6.   STOCK OPTION PLAN (continued)

     The Company follows the disclosure provision of SFAS No. 123 to disclose pro-forma information regarding net income as if it had accounted for its director and employee stock options granted under the fair value based method. Based on the computed option values and the number of the options issued, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss and loss per share:

     -------------------------------------------------------------------------------
                                                                 2003        2002
     -------------------------------------------------------------------------------

     Loss for the year, as reported                           $(288,706)  $(227,812)
     Add:
        Stock-based compensation expenses,
        including in reported net loss                                -       9,500
     Deduct:
        Total stock-based compensation expenses, determined
        under fair value method for all options                       -    (141,500)
     -------------------------------------------------------------------------------

     Pro-forma, net (loss)                                    $(288,706)  $(359,812)
     -------------------------------------------------------------------------------
     Basic and diluted (loss) per share:
        - as reported                                         $   (0.02)  $   (0.01)
        - pro-forma                                           $   (0.02)  $   (0.02)
     -------------------------------------------------------------------------------

     Stock options information for the year ended December 31, 2003 is as follows:

     --------------------------------------------------------------------------------
                                                                         Weighted
                                                                          Average
                                                            Shares    Exercise Price
     -------------------------------------------------------------------------------

     Options outstanding and exercisable at December 31,
     2001                                                         -   $             -

     Granted                                              1,150,000   $          0.16

     Options outstanding and exercisable
     at December 31, 2002                                 1,150,000   $          0.16
     ================================================================================

     Expired                                                (50,000)  $          0.35
     --------------------------------------------------------------------------------

     Options outstanding and exercisable
     at December 31, 2003                                 1,100,000   $          0.15
     ================================================================================

The weighted average remaining contractual life of the stock options outstanding as at December 31, 2003 is 3.2 years.

Each stock option entitles the holder to acquire one common share of the Company.


                                      F17

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2003 and 2002
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


7.   SHARE PURCHASE WARRANTS

     As at December 31, 2003, there were nil (2002 - 750,000) share purchase warrants outstanding.

8.   SUBSEQUENT EVENTS

     (a) The Company has entered into an arm's length agreement with two private companies, and fifteen individuals, (collectively the "Lessors") for exploration for platinum group metals ("PGM"), in the Stillwater Complex, Montana. The Stillwater Complex is located in the Beartooth Mountains in south-central Montana, some 90 miles by road southwest of Billings. The agreement, known as the Mountain View Lease Agreement ("Lease Agreement") covers 77 unpatented claims and one patented claim, all located in Stillwater County. The claims are contiguous, with an area of approximately 1,719 acres.

          The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years upon payment of Advance Royalties of US$50,000. The Company will be responsible for payment of annual fees, totalling $7,700, to the U.S. Bureau of Land Management ("BLM") for the unpatented claims, and property ownership taxes on patented claims. A Net Smelter Return ("NSR") of 2% will apply to all products from mining operations. Advance Royalties of US$500,000 are payable at commencement of mine construction.

     (b) The Company has entered into an arm's length agreement with two private companies ("Lessors") for exploration for platinum group metals ("PGM"), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana. The agreement, known as the Basal Zone Lease Agreement ("Lease Agreement") covers an area of approximately 903 acres, in nine unpatented claims and 34 patented claims in Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years. The Company will pay the Lessors a monthly fee of $500 commencing on the first anniversary of the Agreement, $1,000 per month from the second anniversary, $1,500 per month from the third anniversary and $2,000 per month from the sixth anniversary, and, thereafter, for the term of the Agreement. In addition, the Company will be responsible for payment of annual fees to the U.S. Bureau of Land Management for the unpatented claims, and property ownership taxes on patented claims. A Net Smelter Return of 2% will apply to all products from future mining operations.

     (c) In May 2004, the Company completed a private placement of 1,000,000 units at a price of US$0.15 per unit for net proceeds of US$150,000. Each unit comprises one (1) common share and one (1) share purchase warrant, each warrant entitling the holder to purchase one (1) additional common share of the Company at a price of US$0.15 per share for a period of one (1) year from the closing date of the placement.


                                      F18

ITEM 18.  FINANCIAL STATEMENTS

The Company has elected to comply with the financial statement requirement of
Item 17 rather than this Item.


ITEM 19.  EXHIBITS.

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

          10.10 Letter of Termination between Aurora Metals (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibit 10.2.2, dated September 11, 2000. *

          10.11 Subscription Agreement between Aurora Metals (BVI) Limited and Billiton E&D 3 B.V., dated January 29, 2001.*

          10.12 Option Agreement between Aurora Metals (BVI) Limited and Billiton UK Resources B.V.*

          10.13 License Agreement between Aurora Metals (BVI) Limited, Crystal Coding Limited and Malcolm Warwick and 650089 B.C. Ltd., dated November 22, 2002.*

          10.14 Mountain View Lease Agreement.

          10.15 First Amending Agreement to the Mountain View Lease Agreement.

          10.16 Basal Zone Lease Agreement.

          11.1  Corporate Governance Principles.

          12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          13.1  Certification of Chief Executive Officer pursuant to 18 U.S.C.
                Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

          13.2 Certification of Chief Financial Officer pursuant to 18 U.S.C.
               Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     ------------
     * Previously filed



SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             AURORA METALS (BVI) LIMITED
                             (Registrant)

Date:  June 1, 2004          BY:  /s/ John A.A. James
                                  John A.A. James
                                  Director and President

Date:  June 1, 2004          BY:  /s/ A. Cameron Richardson
                                  A. Cameron Richardson
                                  Director and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:  June 1, 2004          BY:  /s/ John A.A. James
                                  John A.A. James
                                  Director and President

Date:  June 1, 2004          BY:  /s/ A. Cameron Richardson
                                  A. Cameron Richardson
                                  Director and Chief Financial Officer



APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL AND MINING TERMS

Terms used in this report are defined below and those terms in italics are themselves defined in the glossary.

ALTERATION          Changes in the chemical or mineralogical composition
                    of a rock, generally produced by weathering or hydrothermal solutions.

ANHYDRITE           Anhydrous calcium sulphate, CaSO(4), commonly massive
                    in evaporite beds and which alters readily to gypsum.

ANHYDROUS           Completely without water.

ANOMALY A geological feature, especially in the subsurface, identified by geology, geophysics, or geochemical means, which is different from the general surroundings. See also geochemical anomaly.

ANORTHOSITE         An igneous rock composed almost entirely of
                    plagioclase feldspar.

ANTICLINE           A fold, generally convex upward, whose core contains
                    stratigraphically older rocks.

ARCHAEOZOIC         The earlier part of Precambrian time, corresponding
                    to Archean rocks.

ARCHEAN             Said of the rocks of the Archaeozoic.

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

BAHLOUL FORMATION   Limestone formed in Cenomanian to Turonian time
                    (Middle to Upper Cretaceous stages).

BARITE              Barium sulphate, BaSO(4).

BED Smallest lithostratigraphic unit in sedimentary strata, ranging in thickness from a centimeter to several meters and with distinguishing characteristics from beds above and below

CALCITE Calcium carbonate, CaCO(3), a common rock-forming mineral and a chief constituent of limestone.

CAP-ROCK In a salt dome, a body of anhydrite and gypsum, with some minor calcite and sometimes sulfur, that overlies the salt body.

CENOMANIAN          Series or stage of rock formation in the lower epoch
                    of the Cretaceous period of geological time ranging from 95 to 90 million years in age.

CHROMITE Iron-black to brownish black mineral, FeCr(2)O(4) or FeO, Cr(2)O(3), an ore of chromium.

CHROMITITE          Material in minute octahedral crystals, said to have
                    the formula FeCrO(3).

CLINOPYROXENE       Any of a group of pyroxenes crystallizing in the
                    monoclinic system, sometimes with considerabel calcium with or without aluminum and the alkalies.

CONCORDANT          Said of strata displaying parallelism of bedding or
                    structure; structurally conformable.

CRETACEOUS          Stage in geological time, comprising two epochs, the
                    lower of which ranges from 131 million years to 95 million years in age and the upper of which ranges from 95 million years to 66 million years in age.

CUT-OFF GRADE       The minimum grade of mineral, in units or
                    percentage per ton, assumed for estimation of overall tons and grade.

DIAPIR A dome or anticlinal fold which in sedimentary strata usually contain cores of salt or shale.

DISSEMINATION       Scattered distribution of generally fine-grained
                    metalliferous minerals throughout a rock.

DOLOMITE Calcium magnesium carbonate, CaMg(CO(3))(2) , a common rock-forming mineral. A sedimentary rock comprising more than 50% by weight of the mineral dolomite. Most often associated with and interbedded with limestone.

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

FLUORITE Calcium fluorite, CaF(2), a common mineral in veins and used in glass, enamel and the manufacture of hydrofluoric acid.

FORMATION           A body of rock strata that consists dominantly of a
                    certain lithologic type or combination of types. A distinct body of igneous or metamorphic rock.

GABBRO Dark-colored igneous rock composed of plagioclase feldspar and clinopyroxene with minor orthopyroxene.

GALENA Lead sulfide, PbS, a gray, soft and heavy mineral with perfect cubic cleavage. Principal source of lead.

GEOCHEMICAL ANOMALY A concentration of one or more elements in rock, soil, sediments, vegetation, or water that is markedly different from the normal concentration.

GRAPHITE Six-sided carbon crystals, iron-black to dark steel-gray in color; occurring as crystals, or flakes in veins or bedded masses, or as disseminations in metamorphic rocks.

GYPSUM Hydrous calcium sulfate, CaSO(4).2H(2)O, commonly in thick extensive beds with anhydrite in evaporites.

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

LIMESTONE           Sedimentary rock consisting mainly of calcite with, or
                    without, magnesium carbonate (MgCO(3)).

LITHOLOGY           The description of rocks on the basis of such
                    characteristics as color, mineralogical composition and grain size. The physical character of a rock.

LITHOSTRATIGRAPHIC  Used to describe a body or unit of rock
                    consisting dominantly of a certain lithologic type or combination of types.

LODE MINING CLAIM   The most common type of mining claim located on
                    mineral deposits such as veins, fissures, lodes and disseminated zones of mineralization. A single lode claim cannot exceed 1,500 feet along the length of the deposit, nor more than 300 feet to either side of the centerline of the deposit.

MAFIC Said of igneous rock composed mainly of dark ferromagnesian minerals.

MAGNETITE           A black, isometric, strongly magnetic, opaque mineral,
                    (Fe,Mg)Fe(2)O(4).

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

MILL SITE CLAIM     Mill site claims up to five (5) acres in area may
                    be located on non-mineral ground for the purpose of erecting a mill, treatment plant or smelter facility.

MISSISSIPPI VALLEY - A stratabound deposit of lead and/or zinc
TYPE DEPOSIT        minerals in carbonate rocks, e.g., dolomite,
                    limestone and marl, together with associated barite and fluorite.

PATENTED MINING     Patent to a mining claim is issued by the federal
CLAIM               government through the U.S. Bureau of Land Management
                    ("BLM") and title thereto is incontestable after a period of six years. The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of the Patent Application containing specified information, statements, and affidavits to the BLM state office. Patenting is a long and arduous process.

PGM Said collectively of the platinum group metals in any combination of platinum, palladium, rhodium, ruthenium, osmium, and iridium.

PLACER MINING CLAIM Placer mining claims are located over
                    deposits of loose, unconsolidated material, such as gravel beds, or upon certain consolidated sedimentary deposits lying at the surface. A single locator cannot claim more than 20 acres in each placer claim, but associations of persons may join to locate placer mining claims containing 20 acres for each person to a maximum of 160 acres.

PLAGIOCLASE         sodium or calcium aluminum silicates in which two
FELDSPAR            cleavages are oblique to each other.

PENECONCORDANT      Near concordant, i.e. not completely conformable.

PODIFORM            A mineralized body of elongate or lenticular shape.

PROBABLE (INDICATED) As defined by the SEC: Reserves for which
RESERVES quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurements are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

PROVEN (MEASURED)   As defined by the SEC: Reserves for which (a)
RESERVES            quantity is computed from dimensions revealed in
                    outcrops, trenches, workings or drillholes; grade and/or quality are computed from the results of sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

PYROXENE A group of rock-forming minerals with the general formula ABSi2O6 where A may be magnesium (Mg), iron (Fe(+2)), calcium (Ca), or sodium (Na), and B is Mg, Fe(+2) or aluminum (Al).

PYRRHOTITE          A common red-brown to bronze pseudo-hexagonal mineral,
                    with formulae ranging from Fe(5)S(6) to Fe(15)S(16).

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

SEDIMENTARY-        Sedex deposits are comprised of base metal sulfides
                    that were EXHALATIVE deposited upon the seafloor from metal-bearing fluids that ("SEDEX") DEPOSIT discharged through a fracture system in the seabed. Sedex deposits are typically interbedded with sedimentary rocks which is taken as evidence that the sulfides were deposited simultaneously with these sediments.

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

STOPE A stope is an underground excavation from which ore is extracted.

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

SULFIDE A mineral compound characterized by the linkage of sulfur with a metal, e.g. iron to form pyrite, FeS(2); or lead to form galena, PbS.

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

TUNNEL SITE CLAIM   A tunnel site claim measures from the portal up
                    to 3000 feet along the projected course of the tunnel, and up to 1,500 feet on either side of the tunnel.

TURONIAN Stage in the Upper Cretaceous period of age between 88 and 91 million years.

ULTRAMAFIC          Said of an igneous rock composed chiefly of mafic
                    minerals.

UNPATENTED CLAIM    May refer to four types of claims: lode mining,
                    placer mining, mill site, or tunnel site. The validity of a claim depends upon compliance with all applicable federal and state mining laws. A specific requirement is to file precise required documents and payment of $100 per claim with the U.S. Bureau of Land Management ("BLM") each year otherwise the claim(s) will be automatically and irretrievably voided.

VEIN Mineral filling of a fault or other fracture in tabular or sheet-like form.