Form 20-F
period 2004-12-31
AURORA METALS BVI LTD
filed 2005-06-30
CIK 1117073

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     ( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
     (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                       OR
     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from to.

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

Number of outstanding shares of each of the Registrant's classes of capital or common stock as of the close of the period covered by the annual report:
17,548,073 COMMON SHARES, PAR VALUE $0.01 PER SHARE

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

                                TABLE OF CONTENTS


PART I
  GENERAL INFORMATION. . . . . . . . . . . . . . . . . . . . . . . . .   3
  FORWARD LOOKING STATEMENTS . . . . . . . . . . . . . . . . . . . . .   3
  CURRENCY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . .   3
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . .   3
  ITEM 3.    KEY INFORMATION . . . . . . . . . . . . . . . . . . . . .   3
  ITEM 4.    INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . .   6
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . .  12
  ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES . . . . . .  14
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . .  18
  ITEM 8.    FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  19
  ITEM 9.    THE OFFER AND LISTING . . . . . . . . . . . . . . . . . .  19
  ITEM 10.   ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . .  20
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
             RISK. . . . . . . . . . . . . . . . . . . . . . . . . . .  22
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. .  22

PART II

  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . . .  22
  ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . .  22
  ITEM 15.   CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . .  22
  ITEM 16.   (RESERVED). . . . . . . . . . . . . . . . . . . . . . . .  23
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT. . . . . . . . . . . . .  23
  ITEM 16B.  CODE OF ETHICS. . . . . . . . . . . . . . . . . . . . . .  23
  ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES. . . . . . . . . .  23
  ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
             AUDIT COMMITTEES. . . . . . . . . . . . . . . . . . . . .  24
  ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
             AFFILIATED PURCHASERS . . . . . . . . . . . . . . . . . .  24

PART III

  ITEM 17.   FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  24
  ITEM 18.   FINANCIAL STATEMENTS (NOT APPLICABLE) . . . . . . . . . .  25
  ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . .  25

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL TERMS . . . . . . . . . . . . . . . . . . . . .  29

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

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2004 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

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

----------------------------------------------------------------------------------------------
                                    FINANCIAL DATA SCHEDULE
----------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------
Period Type            12 Months      12 Months      12 Months      12 Months      12 Months
-------------------  -------------  -------------  -------------  -------------  -------------
Fiscal Year End      Dec 31, 2004   Dec 31, 2003   Dec 31, 2002   Dec 31, 2001   Dec 31, 2000
-------------------  -------------  -------------  -------------  -------------  -------------
Period Start         Jan 01, 2004   Jan 01, 2003   Jan 01, 2002   Jan 01, 2001   Jan 01, 2000
-------------------  -------------  -------------  -------------  -------------  -------------
Period End           Dec 31, 2004   Dec 31, 2003   Dec 31, 2002   Dec 31, 2001   Dec 31, 2000
-------------------  -------------  -------------  -------------  -------------  -------------
Current Assets             32,801            737         32,486        154,872            500
-------------------  -------------  -------------  -------------  -------------  -------------
Total Assets               32,801            737         32,486        154,872            500
-------------------  -------------  -------------  -------------  -------------  -------------
Current Liabilities        80,777         33,850          2,268        174,342        425,405
-------------------  -------------  -------------  -------------  -------------  -------------
Common Stock              175,481        164,631        158,191        142,441        130,000
-------------------  -------------  -------------  -------------  -------------  -------------
Other                    (217,757)      (197,744)      (127,973)      (161,911)      (554,905)
-------------------  -------------  -------------  -------------  -------------  -------------
Total Liability and
Equity                     32,801            737         32,486        154,872            500
-------------------  -------------  -------------  -------------  -------------  -------------
Other Expenses            176,913        288,706        227,812        568,694        419,625
-------------------  -------------  -------------  -------------  -------------  -------------
Income Pre-tax           (176,913)      (288,706)      (227,812)      (568,694)      (419,625)
-------------------  -------------  -------------  -------------  -------------  -------------
Income Continuing        (176,913)      (288,706)      (227,812)      (568,694)      (419,625)
-------------------  -------------  -------------  -------------  -------------  -------------
Discontinued                    0              0              0              0              0
-------------------  -------------  -------------  -------------  -------------  -------------
Net Income               (176,913)      (288,706)      (227,812)      (568,694)      (419,625)
-------------------  -------------  -------------  -------------  -------------  -------------
EPS Primary                 (0.01)         (0.02)         (0.01)         (0.04)         (0.03)
-------------------  -------------  -------------  -------------  -------------  -------------
EPS Diluted                 (0.01)         (0.02)         (0.01)         (0.04)         (0.03)
-------------------  -------------  -------------  -------------  -------------  -------------
Common Shares
Issued and             17,548,073     16,463,076     15,819,126     14,244,126     13,000,000
Outstanding
----------------------------------------------------------------------------------------------

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

     (ii)  FOREIGN COUNTRIES AND REGULATORY REQUIREMENTS

     Mineral exploration and mining activities on the Company's properties may be affected in varying degrees by political stability, and the policies of other nations. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected by government laws and regulations or the interpretations thereof, including those with respect to export controls, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may be also affected by political and economic instability, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, the expropriation of private enterprises, economic or other sanctions imposed by other nations, terrorism, military repression, crime, and extreme fluctuations in currency exchange rates and high inflation, which may make it more difficult for the Company to raise funds for the development of its mineral interests in some countries.

     In Tunisia, the Company is subject to regulations relating to business, taxation, mining and the environment. The Company has a registered branch, Aurora Metals (BVI) Tunisia, which was incorporated on July 22, 2000, and is in compliance with Tunisian commercial and taxation requirements. Regulations with regard to exploration and mining are discussed in (i) above and for environmental matters in (iv) below.

     The Company's wholly-owned subsidiary, Crystal Coding Limited, which was incorporated on November 23, 2001 as 637700 BC Ltd and changed its name to Crystal Coding Ltd on June 6, 2002, is in compliance with all the rules and regulations of the British Columbia Company Act.

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

     The marketing of minerals is affected by numerous factors, many of which are beyond the control of the Company. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, the availability of adequate refining and processing facilities, the price of fuel, electricity, labor, supplies and reagents and the market price of competitive minerals. In addition, sale prices for many commodities are determined by world market forces or are subject to rapid and significant fluctuations that may not necessarily be related to supply or demand or competitive conditions that in the past have affected such prices. Significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on its operations or income.

     (iv)  ENVIRONMENTAL REGULATIONS

     The Company will obtain all required environmental and regulatory permits from U.S federal, state and local regulatory agencies for its exploration activities in the U.S.A.

     All phases of the Company's operations in Tunisia are subject to that country's environmental regulations. ("Textes Reglementant l'Environnement en Tunisie, Septembre 1994") which are administered by the Ministry for Environment and Development ("Ministere de l'Environnment et de l'Amenagement du Territoire").


ITEM  4.    INFORMATION  ON  THE  COMPANY

(A)  HISTORY AND DEVELOPMENT OF THE COMPANY

     GENERAL

     The Company was incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation ("Aurora Gold"). The Company was spun off to the shareholders of Aurora Gold Corporation as a stock dividend on March 19, 2001. The Company has one wholly-owned subsidiary, Crystal Coding Ltd and a registered branch, Aurora Metals (BVI) Tunisia, in Tunisia.

     The Company was formed for the purpose of the location, acquisition and exploration of mineral properties. The Company was inactive until May 18, 2000.

     While the Company's primary objective is to explore for base metals there is no assurance that commercially viable mineral deposits will be identified through the Company's exploration activities. The Company's other objectives are to locate, evaluate, and acquire other mineral properties and resource-related opportunities either directly or through joint ventures and to finance further exploration and/or development thereof, through equity financing, by way of joint venture or option agreements or through a combination of both.

     On January 29, 2001,the Company entered into two agreements with wholly-owned subsidiaries of Billiton plc; a Subscription Agreement between the Company and Billiton E&D 3 B.V., covering the investment of $600,000 in the Company for exploration for zinc in Tunisia, North Africa, and an Option Agreement between the Company and Billiton UK Resources B.V., both of which were signed on January 29, 2001. Billiton E&D 3 B.V. was issued 857,143 shares of the Company's common stock based on $0.70 per share.

     The results from exploration activities in Tunisia during 2001 and early 2002 did not indicate the presence of economic mineralization and on August 8, 2002, Billiton E&D 3 B.V. advised the Company that it was not exercising the purchase warrants nor its First Option under the Option Agreement. The Subscription Agreement and Option Agreement therefore lapsed. These developments, combined with the then prevailing low prices for zinc and lead, resulted in the Company notifying High Marsh Holdings Limited that it was terminating the High Marsh Option Agreement covering Tunisian Exploration Permits, effective May 14, 2003.

     CRYSTAL CODING LIMITED AND GEM IDENTIFICATION AND VERIFICATION TECHNOLOGY

     On March 28, 2002 the Company entered into a Preliminary Agreement with Malcolm Warwick, a Canadian citizen, regarding gem identification and verification technology. On April 19, 2002, the Company completed a private placement of $150,000 for 750,000 common shares at $0.20 per share. The proceeds of the private placement were used to advance the gem identification and verification technology. A purchase warrant was attached to each common share, exercisable for one year at $0.40 per share, for further possible proceeds of $300,000. The warrants were not exercised and have lapsed.

     In conjunction with the development of the gem identification and verification technology, the Company acquired 637700 BC Ltd, a British Columbia Canada company in early 2002. 637700 BC Ltd changed its name to Crystal Coding Ltd on June 6, 2002, and is a wholly-owned subsidiary of Aurora Metals.

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

     The Stillwater Complex is located approximately 90 miles southwest of Billings, at the northernedge of the Beartooth Mountains, in south-central Montana.

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

     PRIVATE PLACEMENT - 2004

     On April 23, 2004 the Company completed a private placement with International Mining and Finance Corporation ("IM&F"), a private company incorporated in Colorado, U.S.A. The private placement consisted of 1,000,000 Units at $0.15 per Unit for gross proceeds of $150,000. Each Unit comprised one (1) share of the Company's common stock and one (1) warrant. The warrants entitle IM&F to purchase up to 1,000,000 shares of common stock, at an exercise price of $0.15 per share, until April 23, 2006.

     On December 31, 2004 the Company had 17, 548,073 issued and outstanding common shares and 1,100,000 options.

     AURORA-TREND STILLWATER VENTURE

     On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company ("Trend" - OTC BB: TRDM.OB) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements. After several extensions to the Letter of Intent, an agreement entitled "Aurora-Trend Stillwater Venture Agreement" ("A-TSV") was signed with an effective date of January 1, 2005.

     Under the terms of the A-TSV, Trend will be the operator during the exploration phase of the joint venture and can earn 50% in the claim blocks by spending $2 million over five years. Work commitments during the first and second year are $100,000 and $400,000 respectively, after which work commitments are $500,000 per year. Upon spending $2 million, a joint venture company will be formed by the Company and Trend to operate and further develop the properties. Trend will pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSV.

     Considerations paid or to be paid by Trend to the Company include: the issue of 50,000 shares of Trend's common stock on signing of the Agreement; $20,000 in cash and 20,000 shares of Trend's common stock on the first anniversary date; and $20,000 in cash or equivalent value in shares of Trend's common stock until Trend has spent the agreed upon sum of $2 million.

     (B)  BUSINESS OVERVIEW

     TUNISIA - KEBBOUCH DISTRICT EXPLORATION PERMITS - AREA AND LOCATION

     The Company has two (2) Exploration Permits, El Hamri and Er Rosfa, each four square kilometers in area, which were granted under notices published in the Journal Officiel de la R publique Tunisienne, both effective July 30, 2002 with a common expiry date of July 29, 2005. The Exploration Permits, contiguous with the Hammala Exploration Permit formerly held under option with High Marsh, are located approximately 150 kilometers southwest of Tunis between the town of El Krib and the city of Le Kef. National Highway No. 5, which links Tunis and Le Kef, passes within about two kilometers of the properties. No work was carried out on these Exploration Permits during 2004 and the Company intends to let the Exploration Permits lapse

     TUNISIA - EXPLORATION

No exploration was carried out on the Tunisian Exploration Permits in the year ended December 31, 2004. Holding costs were nil. Direct acquisition and exploration expenditures by the Company on the Tunisian Exploration Permits in the year ended December 31, 2004 were Nil (December 31, 2003 - $8,693, December 31, 2002 - $93,977, December 31, 2001 - $295,117 and December 31, 2000 -
$239,614). Mineral property acquisition costs on the Tunisian Exploration Permits in the year ended December 31, 2004 were Nil (December 31, 2003 - $80, December 31, 2002 - $16, December 31, 2001 - $10,307).

     MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - STILLWATER COMPLEX, MONTANA, U.S.A.

     Expenditure on data assembly and matters associated with the lease agreements in the year ended December 31, 2004 was $60,232 (December 31, 2003 - $1,281).

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

     (i) Mountain View Lease, Mouat Mine area, 92.0 million st at 0.27% Ni and 0.29% Cu as the "global" estimate at a cut-off grade of 0.2% Ni, or the more confined estimate of 23.1 million st at 0.62% Ni and 0.45% Cu at a cut-off grade of 0.4% Ni; and

     (ii) Basal Zone Lease, Nye Basin area, 92.0 million st at 0.70% Ni and 0.70% Cu at an unknown cut-off grade. This is a "global" estimate over the strike length tested by Anaconda's drilling.

     Of the two areas, it is considered probable that the basal, or lowermost sulfide, unit in the Nye Basin Basal Zone sulfides contains PGM. All of the massive and heavily disseminated sulfide core from holes drilled in Nye Basin was used for metallurgical test work aimed at recovery of nickel and copper, using conventional flotation followed by roasting and smelting, without analyses for PGM. Claims covering the Nye Basin Basal Zone Ni-Cu deposit are excluded from the A-TSV.

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

     In 1988, as part of an Interim Feasibility Study covering further development of the Mouat Mine through the construction of a concentrator and a refinery for the production of ferrochrome, the independent estimate of resources (mineralized material) in the G and H veins above 5,100 feet elevation was 16 million st at 23.6% chromite (Cr2O3). Claims covering the Mouat Mine and G and H chromitite veins are excluded from the A-TSV.

     EXPLORATION  TARGETS  -  Aurora-Trend  Stillwater  Venture

     Under the A-TSV, commencing in 2005, Trend intends to carry out exploration on the following targets:

     (i) PGMs in the A and B Chromitites within the Ultramafic Series on claims covered by both the Mountain View and Basal Zone Leases. The three areas nominated for drilling the A and B Chromitites are Mountain View and Nye Basin west and east of the Stillwater River, respectively, and Crescent Creek further to the west of the West Fork of the Stillwater River;

     (ii) PGMs in the VEZ mineralization on the Mountain View Lease.

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

As prefaced in Item 3. Selected Financial Data, the Company has not generated any operating revenues to date.

(A)  OPERATING RESULTS

Operating results for the years ending December 31, 2004, 2003, 2002, 2001 and 2000 are tabulated below:

                                             YEAR ENDING
   DESCRIPTION            DEC 31,    DEC 31,    DEC 31,    DEC 31,     DEC 31,
                            2004      2003       2002       2001        2000
Profit (Loss)             (176,913)  (288,706)  (227,812)  (568,694)  (419,625)
Profit (Loss) per share      (0.01)     (0.02)     (0.01)     (0.04)     (0.03)
General and                 28,570     21,699     27,801     31,622     15,639
Administration
Legal                        1,739     20,892      2,455     41,855     55,031
Accounting                   7,060     13,131     14,448     19,107     11,983
Exploration                  7,112      5,011    105,620    459,610    332,976

(B)  LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2004 the Company had cash of $32,695 (December 31, 2003, $737; December 31, 2002, $32,486; December 31, 2001, $131,362). Working capital surpluses (deficiencies) were ($47,276), ($33,313), $30,218, and ($19,470) at
December 31, 2004, 2003, 2002 and 2001, respectively. Total liabilities were $80,077, $33,850, $2,268, and $174,342, at December 31, 2004, 2003, 2002, and
2001, respectively.

Financing activities during the twelve months ended: December 31, 2004 - $150,000 from the issue of 1,000,000 shares in a private placement; December 31, 2003 - nil; December 31, 2002 $150,000 from the issue of 750,000 shares in a private placement; and December 31, 2001, $600,000 from the issue of 857,143 shares to Billiton E & D 3 B.V.

The continued operations of the Company and the recoverability of mineral property costs are dependent upon the ability of the Company to obtain necessary financing to confirm the existence of mineral reserves, and, if warranted, complete development and subsequently establish mines; .

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

The Company's exploration properties have not commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.

PLANS FOR YEAR 2005

The Company's plans for year 2005 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration on the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. The Company will require a minimum of approximately $150,000 for corporate, legal, accounting, administrative and resource-related expenses through year 2005.

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

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2004, 2003 and 2002, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

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

ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of June 5, 2005 and December 31, 2004. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

     --------------------------------------------------------------------------------
     NAME              POSITION
     --------------------------------------------------------------------------------
     John A. A. James  Age 65, President and Director since May 17, 2000. Vice
                       President and Director of Aurora Gold since October 1996.
                       President of JAMine, Inc. since 1988.  Prior positions in
                       corporate and mine management, construction, planning and
                       development.
     --------------------------------------------------------------------------------
     A. Cameron        Age 52, Controller since October 1997, Director and Chief
     Richardson        Financial Officer since May 17, 2000.  Director, President and
                       Chief Financial Officer of Aurora Gold Corporation.  From
                       1981 to 1997 held accounting positions with various Canadian resource companies.
     --------------------------------------------------------------------------------

There are no family relationships between any of the executive officers.

(B)  COMPENSATION

GENERAL

The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

---------------------------------------------------------------------------------------------------------------
                                                                              LONG-TERM COMPENSATION
                                     ANNUAL COMPENSATION          ---------------------------------------------
                                                                          AWARDS                 PAYMENTS
                               ---------------------------------  ------------------------  -------------------
                        Year                                                   SECURITIES
     NAME AND                                            OTHER                   UNDER-                  ALL
    PRINCIPAL            (b)                             ANNUAL   RESTRICTED      LYING                 OTHER
     POSITION                                            COMPEN-    STOCK        OPTIONS/      LTIP     COMPEN-
       (a)                        Salary      Bonuses    SATION    AWARD(S)       SARS       PAYOUTS    SATION
                                    ($)         ($)       ($)         ($)          (=)         ($)       ($)
                                    (c)         (d)       (e)         (f)          (g)         (h)       (i)
---------------------------------------------------------------------------------------------------------------
John A.A. James          2004           -0-        -0-       -0-  None         None         None            -0-
President and            2003     50,010 (1)       -0-       -0-  None         None         None            -0-
Director                 2002     75,250 (2)       -0-       -0-  None         None         None            -0-
----------------------  -----  -------------  --------  --------  -----------  -----------  ---------  --------
A. Cameron Richardson    2004           -0-        -0-       -0-  None         None         None            -0-
Director, CFO &          2003     57,925 (3)       -0-       -0-  None         None         None            -0-
Secretary                2002  25,025 (4, 5)       -0-       -0-  None         None         None            -0-
---------------------------------------------------------------------------------------------------------------

Notes:

(1) Paid as debt settlement of 333,400 restricted common shares at $0.15 per share in 2005, in lieu of cash.

(2) Paid as debt settlement of 215,000 shares at $0.35 per share, in 2003, in lieu of cash.

(3) Paid as debt settlement of 200,000 shares at $0.15 per share in 2005, in lieu of cash.

(4) Paid as debt settlement of 71,500 shares at $0.35 per share in 2003, in lieu of cash.

(5) Paid as debt settlement of 94,000 shares at $0.35 per share in 2003, in lieu of cash


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

                      OPTION/SAR GRANTS IN FISCAL YEARS 2003
                                (Individual Grants)
----------------------------------------------------------------------------------

                                        PERCENT OF
                         NUMBER OF    TOTAL OPTIONS/
                         SECURITIES    SARS GRANTED    EXERCISE
NAME                     UNDERLYING    TO EMPLOYEES       OR
(a)                     OPTION/SARS      IN FISCAL       BASE     EXPIRATION DATE
                        GRANTED (#)        YEAR          PRICE        (M/D/Y)
                            (b)             (c)         ($/Sh)          (e)
                                                          (d)
----------------------------------------------------------------------------------
John A.A. James (1)        None           None           None          None
----------------------------------------------------------------------------------
A. Cameron Richardson      None           None           None          None
(1)
----------------------------------------------------------------------------------

Note:

(1)  No options were granted in 1998, 1999, 2000, 2001, 2003 or 2004.


AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis.

----------------------------------------------------------------------------------
           AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                                 OPTION/SAR VALUES
----------------------------------------------------------------------------------
                                                 NUMBER OF
                                                 SECURITIES      VALUE OF
                                                 UNDERLYING      UNEXERCISED
                                                 UNEXERCISED     IN-THE-MONEY
                        SHARES                   OPTIONS/SARS    OPTIONS/SARS
                        ACQUIRED      VALUE      AT FY-END ($)   AT FY-END ($0.52)
                        ON EXERCISE   REALIZED   EXERCISABLE/    EXERCISABLE/
NAME                    (#)           ($)        UNEXERCISABLE   UNEXERCISABLE
(a)                     (b)           (c)        (d)             (e)
----------------------------------------------------------------------------------
John A.A. James         None          None       None                          -0-
----------------------------------------------------------------------------------
A. Cameron Richardson   None          None       None                          -0-
----------------------------------------------------------------------------------

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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel be qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone four (4) times during 2004.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2004 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2004 the Compensation Committee held one (1) meeting by telephone conference call and the Audit Committee held two (4) meetings by conference calls.

The Audit Committee has discussed matters in the audited financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Base on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. John A.A. James and A. Cameron Richardson.

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

(D)  EMPLOYEES

As of December 31, 2004 the Company had two (2) full-time employees (2003 - 2, 2002 - 2) and two (2) part-time employees (2003 - 2, 2002 - 2).

(E)  SHARE OWNERSHIP

SHARE OWNERSHIP BY DIRECTORS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 6, 2005. As at June 6, 2005 the Company had 17,548,073 shares of Common Stock issued and outstanding.

----------------------------------------------------------------------------
                                                SHARES OF       APPROXIMATE
       OFFICERS AND DIRECTORS                     COMMON         PERCENTAGE
    NAME OF BENEFICIAL OWNER (1)            STOCK BENEFICIALLY     OWNED
                                                  OWNED
------------------------------------------  ------------------  ------------
John A.A. James,
2055 South Ingalls Way,                              1,313,227         7.48%
Lakewood, Colorado.
U.S.A. 80227-2515
------------------------------------------  ------------------  ------------
A. Cameron Richardson,
1505-1060 Alberni Street,                              257,500         1.47%
Vancouver, B.C. Canada V6E 4K2
------------------------------------------  ------------------  ------------

TOTAL - OFFICERS AND DIRECTORS (2 persons)           1,570,727         8.95%

----------------------------------------------------------------------------

(1) For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 15.



ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)  MAJOR SHAREHOLDERS

The only beneficial ownerships known by the Company to exceed five percent (5%) of the Company's outstanding Common Stock as at December 31, 2004 was that held by the entity International Mining & Finance Corporation comprising 1,000,000 shares of the Company's Common Stock. representing 5.7% of the 17,548,073 shares of Common Stock then issued and outstanding.

There has been no major change in the percentage ownership held by the major shareholders during the past three years. All shareholders have the same voting rights.

(B)  RELATED PARTY TRANSACTIONS

INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

Certain of the directors of the Company are directors of other mineral resource or resource-related companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Mr. John James is

President of JAMine, Inc., and Mr. Richardson is an Officer and Director of Aurora Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

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

ITEM 9.     THE OFFER AND LISTING

(A)  OFFER AND LISTING DETAILS

     Not applicable.

(B)  PLAN OF DISTRIBUTION

     Not applicable.

(C)  MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since June 2001. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the years ending December 31, 2004, 2003 and 2002, and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

-----------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER  FOURTH QUARTER
---------------  -------------  --------------  -------------  --------------
2004 - High ($)           0.40            0.40           0.40            0.36
---------------  -------------  --------------  -------------  --------------
2004 - Low ($)            0.17            0.20           0.12            0.08
---------------  -------------  --------------  -------------  --------------
2003 - High ($)           0.50            0.47           0.35            0.30
---------------  -------------  --------------  -------------  --------------
2003 - Low ($)            0.20            0.25           0.09            0.12
---------------  -------------  --------------  -------------  --------------
2002 - High ($)           0.55            0.40           0.37            0.51
---------------  -------------  --------------  -------------  --------------
2002 - Low ($)            0.05            0.16           0.20            0.16
-----------------------------------------------------------------------------


--------------------------------
MONTH          HIGH ($)  LOW ($)
-------------  --------  -------
January 2005       0.23     0.12
-------------  --------  -------
February 2005      0.15     0.10
-------------  --------  -------
March 2005         0.12     0.12
-------------  --------  -------
April 2005         0.14     0.13
-------------  --------  -------
May 2005           0.13     0.13
-------------  --------  -------
June 2005          0.13     0.12
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


                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          None.


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

          None

ITEM 15.  CONTROLS AND PROCEDURES

The principal executive and principal financial officers of the Company have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report (evaluation date) and have concluded that the disclosure controls and procedures are adequate and effective based upon their evaluation as of the evaluation date.

ITEM 16.  (RESERVED)

ITEM 16A  AUDIT COMMITTEE FINANCIAL EXPERT


Messrs. James and Richardson currently comprise the Audit Committee. Messrs. James and Richardson are officers and directors of the Company.



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

ITEM 16 C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

(a)  AUDIT FEES

The aggregate fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2004 were $7,000 (2003 - $7,233).

(b)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Moore Stephens Ellis Foster Ltd. that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2004 (2003 - Nil).

(c)  TAX FEES

The aggregate fees billed for products and services rendered by Moore Stephens Ellis Foster Ltd. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2004 were $Nil (2003 - $Nil).

(d)  ALL OTHER FEES

There were no additional fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2004 (2003-Nil).

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

(f)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

None of the hours expended by Moore Stephens Ellis Foster Ltd. on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2004, were performed by persons other than fulltime permanent employees of Moore Stephens Ellis Foster Ltd.

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

                 INDEX TO FINANCIAL STATEMENTS

             FINANCIAL STATEMENTS                        PAGE
---------------------------------------------------  -----------
Audited Financials - December 31, 2004 and December
31, 2003.
---------------------------------------------------  -----------
Report of Independent Accountants                        F-2
---------------------------------------------------  -----------
Balance Sheet                                            F-3
---------------------------------------------------  -----------
Consolidated Statement of Stockholders' Equity           F-4/5/6
---------------------------------------------------  -----------
Consolidated Statements of Operations                    F-7
---------------------------------------------------  -----------
Consolidated Statement of Cash Flows                     F-8
---------------------------------------------------  -----------
Notes to Financial Statements                        F-9 to F-17
---------------------------------------------------  -----------

     See "Item 19. Financial Statements and Exhibits."

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Financial Statements

December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)




INDEX
-----

Report of Independent Registered Public Accounting Firm

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

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

We have audited the consolidated balance sheets of AURORA METALS (BVI) LIMITED AND SUBSIDIARY ("the Company") (an exploration stage enterprise) as at December 31, 2004 and 2003 and the related consolidated statement of stockholders' equity (deficiency) from January 1, 2001 to December 31, 2004 and the consolidated statements of operations and cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2004, and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2004, and the years ended December 31, 2004 and 2003, in conformity with generally accepted accounting principles in the United States of America.

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


                                              "MOORE STEPHENS ELLIS FOSTER LTD."
Vancouver, Canada
May 25, 2005                                       Chartered  Accountants

--------------------------------------------------------------------------------
MSEF A partnership of incorporated professionals
  An independently owned and operated member of Moore Stephens North America Inc., a member of Moore Stephens International Limited
  - members in principal cities throughout the world


                                       F2

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------
                                                       2004          2003
-----------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                        $    32,695   $       737
  Accounts receivable                                      106             -
-----------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                    32,801           737

MINERAL PROPERTY (Note 3)                                    -             -
-----------------------------------------------------------------------------

TOTAL ASSETS                                       $    32,801   $       737
=============================================================================

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities         $    80,077   $    33,850
-----------------------------------------------------------------------------

TOTAL LIABILITIES                                       80,077        33,850
-----------------------------------------------------------------------------

STOCKHOLDERS' DEFICIENCY

SHARE CAPITAL
  Authorized:
    50,000,000 common shares, par value $0.01
  Issued:
    17,548,073 (2003 - 16,463,073) common shares       175,481       164,631

ADDITIONAL PAID-IN CAPITAL                           1,464,373     1,312,473

ACCUMULATED DEFICIT DURING THE EXPLORATION STAGE    (1,687,130)   (1,510,217)
-----------------------------------------------------------------------------

STOCKHOLDERS' DEFICIENCY                               (47,276)      (33,113)
-----------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIENCY     $    32,801   $       737
=============================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F3

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficiency)                                            Page 1 of 3
From January 1, 2001 to December 31, 2004
(EXPRESSED IN U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------------------
                                                                                          Deficit
                                                                                       accumulated            Total
                                                   Common Stock          Additional         during    stockholders'
                                              ----------------------        paid-in    exploration           equity
                                                Shares    Par Amount        capital          stage     (deficiency)
-------------------------------------------------------------------------------------------------------------------

BALANCE,  December 31, 2000                 13,000,000   $   130,000   $  (129,900)  $   (425,005)  $     (424,905)

Unexchange certificate                        (126,057)       (1,261)        1,261              -                -

Issuance of shares for cash
  at $0.70 per share, February 2001            857,143         8,571       591,429              -          600,000

Issuance of shares for debt settlement at
  $0.70 per share, June 2001                   217,357         2,174       149,976              -          152,150

Allotted 25,000 shares for debt settlement
  at $0.60 per share, July 2001                      -             -        15,000              -           15,000

Issuance of shares for debt settlement
  at $0.70 per share, July 2001                295,683         2,957       204,022              -          206,979

Total comprehensive loss:
  Net loss for the year                              -             -             -       (568,694)        (568,694)
-------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001                  14,244,126   $   142,441   $   831,788   $   (993,699)  $      (19,470)
===================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F4

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficiency)                                       Page 2 of 3
From January 1, 2001 to December 31, 2004
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------------------------
                                                                                      Deficit
                                                                                  accumulated            Total
                                              Common Stock          Additional         during    stockholders'
                                         -----------------------       paid-in    exploration           equity
                                           Shares    Par Amount        capital          stage     (deficiency)
--------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2001               14,244,126  $   142,441  $   831,788   $   (993,699)  $      (19,470)

Issuance of previously allotted shares,
  January 2002                               25,000          250         (250)             -                -

Issuance of shares for debt settlement
  at $0.167 per share, January 2002         600,000        6,000       94,000              -          100,000

Issuance of shares for cash
 at $0.20 per share,  April 2002            750,000        7,500      142,500              -          150,000

Issuance of shares for finder's fee at
  $0.20 per share, April 2002               150,000        1,500       28,500              -           30,000

Finder's fee charged to additional
  paid-in capital, April 2002                     -            -      (30,000)             -          (30,000)

Issuance of shares for service provided
  at $0.36 per share, June 2002              50,000          500       17,500              -           18,000

Stock based compensation                          -            -        9,500              -            9,500

Total comprehensive loss:
  Net loss for the year                           -            -            -       (227,812)        (227,812)
--------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002               15,819,126  $   158,191  $ 1,093,538   $ (1,221,511)  $       30,218
==============================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F5

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Stockholders' Equity (Deficiency)                                           Page 3 of 3
From January 1, 2001 to December 31, 2004
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------------------------
                                                                                         Deficit
                                                                                      accumulated            Total
                                                   Common Stock         Additional         during    stockholders'
                                              ----------------------       paid-in    exploration           equity
                                                Shares    Par Amount       capital          stage     (deficiency)
------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2002                    15,819,123  $   158,191  $ 1,093,538  $ (1,221,511)  $       30,218

Issuance of shares for services provided at
  at $0.35 per share, May 2003                   472,500        4,725      160,650             -          165,375

Issuance of shares for a finder's fee at
  $0.35 per share, May 2003 (relating to
  license agreement) (Note 4)                    171,450        1,715       58,285             -           60,000

Total comprehensive loss:
  Net loss for the year                                -            -            -      (288,706)        (288,706)
------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2003                    16,463,073      164,631    1,312,473    (1,510,217)         (33,113)

Issuance of shares and warrants for cash
 at $0.15 per unit  May 2004                   1,000,000       10,000      140,000             -          150,000

Issuance of shares for a finder's fee at
  $0.15 per share, May 2004 (relating to
  lease agreement) (Note 3)                       85,000          850       11,900             -           12,750

Total comprehensive loss:
  Net loss for the year                                -            -            -      (176,913)        (176,913)
------------------------------------------------------------------------------------------------------------------

BALANCE, December 31, 2004                    17,548,073  $   175,481  $ 1,464,373  $ (1,687,130)  $      (47,276)
==================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F6

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Operations
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------
                                              Cumulative from
                                                June 17, 1997            Year           Year
                                               (inception) to           Ended          Ended
                                                  December 31     December 31    December 31
                                                         2004            2004           2003
--------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                 $        125,956   $     28,570   $     21,699
  Professional fees - accounting and audit             65,729          7,060         13,131
  Professional fees - legal                           126,717          1,739         20,892
  Consulting fees                                     136,332         57,612         40,224
  Stock based compensation                              9,500              -              -
--------------------------------------------------------------------------------------------

                                                      464,234         94,981         95,946

PROJECT DEVELOPMENT EXPENSES                          217,747         40,000        127,749

PROJECT FINDER'S FEE (Note 4)                          72,750         12,750         60,000

EXPLORATION EXPENSES                                  910,329          7,112          5,011

LEASE MAINTENANCE FEE                                  22,070         22,070              -
--------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                      $     (1,687,130)  $   (176,913)  $   (288,706)
============================================================================================

LOSS PER SHARE - basic and diluted                              $      (0.01)  $      (0.02)
============================================================================================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING - basic and diluted                          16,941,701     16,215,403
============================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F7

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(EXPRESSED IN U.S. DOLLARS)
------------------------------------------------------------------------------------------------
                                                  Cumulative from
                                                     June 17, 1997           Year           Year
                                                    (inception) to          Ended          Ended
                                                       December 31    December 31    December 31
                                                              2004           2004           2003
------------------------------------------------------------------------------------------------

CASH FLOWS FROM (USED IN)
  OPERATING ACTIVITIES
   Net loss for the period                       $     (1,687,130)  $   (176,913)  $   (288,706)
   Adjustment to reconcile net loss
   to net cash used in operating activities:
   - stock based compensation                               9,500              -              -
   - issuance of stock for services                       256,125         12,750        225,375
  Changes in assets and liabilities:
   - accounts receivable                                     (106)          (106)             -
   - accounts payable and accrued liabilities             180,077         46,227         31,582
------------------------------------------------------------------------------------------------

NET CASH USED IN OPERATING ACTIVITIES                  (1,241,534)      (118,042)       (31,749)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                1,274,229        150,000              -
------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                32,695         31,958        (31,749)

CASH AND CASH EQUIVALENTS,
  beginning of period                                           -            737         32,486
------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS,
  end of period                                  $         32,695   $     32,695   $        737
================================================================================================

NON-CASH OPERATING AND
  FINANCING ACTIVITIES
  Shares issued for services                                        $          -   $    165,375
  Shares issued for finder's fee in connection
    with a lease agreement                                                12,750              -
  Shares issued for finder's fee in connection
    with a license agreement                                                   -         60,000
------------------------------------------------------------------------------------------------

                                                                    $     12,750   $    225,375
================================================================================================

Supplemental disclosure:
  Interest paid in cash                                             $          -   $          -
================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS


                                       F8

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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


                                       F9

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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

     (c)  Cash  Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. As at December 31, 2004 and 2003, cash and cash equivalents consist of cash only.

     (d)  Mineral  Properties  and  Exploration  Expenses

          Mineral property acquisition, exploration and development costs are charged to operations as incurred until such time that proven or probable ore reserves are determined. At such time that proven or probable reserves are established, the Company will capitalize all costs to the extent that future cash flow from ore reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2004, the Company did not have proven or probable reserve. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

     (e)  Assets  Retirement  Obligations

          The Company has adopted SFAS No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived asset. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at December 31, 2004 and 2003, the Company does not have any asset retirement obligations.

          Cost associated with environmental remediation obligation are accrued at the most likely estimate when it is probable that such costs will be incurred and they can be reasonably estimated.


                                      F10

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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

     (g)  Advertising  Expenses

          The Company expenses advertising costs as incurred. There were no advertising expenses incurred by the Company for the years ended December 31, 2004 and 2003.

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

     (i)  Fair  Value  of  Financial  Instruments  and Concentration of Risks

          The carrying value of cash and cash equivalents, accounts payable and accrued liabilities approximate their fair value because of the short-term maturity of these instruments. The Company places its cash and cash equivalents with high credit quality financial institutions. As at December 31, 2004 and 2003, the balance placed in these financial institutions did not exceed the insured limit. Management is of the opinion that the Company is not exposed to significant interest and currency risks arising from these financial instruments.


                                      F11

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


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


                                      F12

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

     (m)  Loss  Per  Share

          Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year. The Company adopted SFAS No. 128 Earnings Per Share. Diluted loss per share is equal to the basic loss per share for the years ended December 31, 2004 and 2003 because common stock equivalents consisting of options and warrants to acquire 1,100,000 (2003 - 1,100,000) common stocks that are outstanding at December 31, 2003 and 2002, respective, are anti-dilutive, however, they may be dilutive in future.

     (n)  Comprehensive  Income

          The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statement of Stockholders' Equity. Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners. The Company has no elements of "other comprehensive income" for the years ended December 31, 2004 and 2003.

     (o)  New  Accounting  Pronouncements

          In December 2004, the FASB issued a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS 123R). SFAS 123R supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and EITF Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." SFAS 123R is effective for interim reporting period that begins after December 15, 2005. The adoption of SFAS 123R will not have any impact on its financial position, results of operations, or cash flows.


                                      F13

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES   (continued)

     (o)  New Accounting Pronouncements   (continued)

          In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29." The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged and provided an exception to the basic measurement principle (fair value) for exchanges of similar productive assets. That exception required that some nonmonetary exchanges, although commercially substantive, be recorded on a carryover basis. This Statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance-that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of this Statement are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005, applied prospectively. The adoption of SFAS No. 153 will not have any impact on the Company's financial statements.

3.   MINERAL  PROPERTY

     (a)  Kebbouch  District,  Tunisia

          In 2002, the Company was granted two (2) exploration permits by the Ministry of Industry in Tunisia, namely El Hamri and Er Rosfa. The exploration permits are valid until July 29, 2005.

          The Company does not intend to renew the permits when they expire.

     (b)  Mountain  View  Lease  Agreement

          The  Company  has  entered  into  an  agreement  with  Fort  Stockton
          Investments, Inc. and Mouat Nickel Mines, Inc., and fifteen individuals, (collectively the "Lessors") for exploration for platinum group metals ("PGM"), in the Stillwater Complex, Montana. The
          Stillwater Complex is located in the Beartooth Mountains in south-central Montana. The agreement covers 77 unpatented claims and one patented claim, all located in Stillwater County. The claims are contiguous, with an area of approximately 1,719 acres.

          The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years upon payment of Advance Royalties of US$50,000. Advance Royalties of US$500,000 are payable at commencement of mine construction.


                                      F14

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


3.   MINERAL PROPERTY  (continued)

     (c)  Basal  Zone  Lease  Agreement

          The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc. ("Lessors") for exploration for platinum group metals ("PGM"), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana. The agreement covers an area of approximately 903 acres, in nine unpatented claims and 34 patented claims in Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years.

4.   RELATED  PARTY  TRANSACTIONS

     Related party transactions not disclosed elsewhere in these financial statements are as follows:

     As  at December 31, 2004, $80,010 (December 31, 2003 - $12,371) included in accounts payable was due to two directors of the Company for consulting services provided.

5.   STOCK OPTION PLAN

     The Board of Directors approved a stock option plan (the "Plan") in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company's common stock. The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company's common stock on January 1st of each year. Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant. The Plan is administered by the Board of Directors. There were no stock options granted in 2004.

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


                                      F15

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


5.   STOCK  OPTION  PLAN  (continued)

     The weighted-average fair value of the options granted in 2002 was estimated at $0.12 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3%, dividend yield of 0%, volatility of 135%, and expected lives of approximately four (4) years.

     Stock options information for the year ended December 31, 2004 and 2003 is as follows:

     -----------------------------------------------------------------
                                                      Weighted Average
                                             Shares     Exercise Price
     -----------------------------------------------------------------
     Options outstanding and exercisable
     at December 31, 2004, 2003 and 2002  1,100,000  $            0.15
     -----------------------------------------------------------------

     The weighted average remaining contractual life of the stock options outstanding as at December 31, 2004 is 2.2 years.

     Each stock option entitles the holder to acquire one common share of the Company.

6.   SHARE  PURCHASE  WARRANTS

     Shares purchase warrants outstanding as at December 31, 2004:

     --------------------------------------------------
     Number of shares  Exercise Price   Expiry Date
     --------------------------------------------------
        1,000,000      $          0.15   April 23, 2006

     Each warrant entitles the holder to purchase one common share of the Company.


                                      F16

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
 (An exploration stage enterprise)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


7.   SUBSEQUENT EVENTS

     (a) In January 2005, the Company entered into a joint venture agreement ("Agreement") with Trend Mining Company ("Trend"), under which Trend will carry out exploration for platinum group metals ("PGM") on certain claim blocks held under lease by the Company in the Stillwater Complex, south-central Montana. Under the terms of the Agreement, Trend will be the operator during the exploration phase of the joint venture and can earn 50% in the claim blocks by spending $2 million over five years. Work commitments during the first and second year are $100,000 and $400,000 respectively, after which work commitments are $500,000 per year. Upon spending $2 million, a joint venture company will be formed by the Company and Trend to operate and further develop the properties.

     (b) In January 2005, the Company entered into a debt settlement agreement with two directors of the Company, whereby 533,400 shares of the Company at a price of US$0.15 per share were issued for the consulting services provided to the Company.


                                      F17

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

      3.4  Amended Certificate of Incorporation. *

      3.5  Amended Memorandum and Articles of Association. *


      3.6  Certificate of Incumbency of Aurora Metals (BVI)
           Ltd. *

      10.1  Letter of Intent between Aurora Gold Corporation and
            High Marsh Holdings Ltd., dated March 15, 1999. *

      10.2  Option Agreements dated as shown between Aurora
            Gold Corporation and High Marsh Holdings Limited.*

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

      10.3  Letter of Intent between Aurora Gold Corporation and
            Billiton UK Resources B.V., dated February 25, 2000.*

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

      10.14 Mountain View Lease Agreement.*

      10.15 First Amending Agreement to the Mountain View
                    Lease Agreement.*

      10.16 Basal Zone Lease Agreement.*

      10.17 Letter of Intent between Aurora Metals (BVI) Limited and Trend Mining Company, dated September 20, 2004.

      10.18 Letter dated November 18, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
            Company, to December 17, 2004.

      10.19 Letter dated December 17, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
            Company, to January 14, 2005.

      10.20 Letter dated January 14, 2005, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
            Company, to February 18, 2005.

      10.21 Aurora-Trend Stillwater Venture Agreement, joint venture between Aurora Metals (BVI) Limited and
            Trend Mining Company, dated January 1, 2005.

      11.1  Corporate Governance Principles.*

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

----------
      * Previously filed

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     AURORA METALS (BVI) LIMITED
                                    (Registrant)

Date:   June 27, 2005                BY:    /s/  John A.A. James
                                            John  A.A. James
                                            Director and President

Date:   June 27, 2005                BY:    /s/  A.  Cameron  Richardson
                                            A. Cameron  Richardson
                                            Director and Chief Financial Officer


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:   June 27, 2005                BY:    /s/  John A.A. James
                                            John A.A. James
                                            Director and President

Date:   June 27, 2005                BY:    /s/  A. Cameron Richardson
                                            A. Cameron Richardson
                                            Director and Chief Financial Officer

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


CHROMITE                        Iron-black to brownish black mineral, FeCr2O4 or FeO, Cr2O3, an ore of chromium.

CHROMITITE                      Material in minute octahedral crystals, said to have the
                                formula FeCrO3.

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

DOLOMITE                        Calcium magnesium carbonate, CaMg(CO3)2 , a common
                                rock-forming mineral. A sedimentary rock comprising more
                                than 50% by weight of the mineral dolomite.  Most often
                                associated with and interbedded with limestone.

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

GABBRO                          Dark-colored igneous rock composed of plagioclase feldsparr and clinopyroxene with minor orthopyroxene.


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

HYDROTHERMAL                    Of, or pertaining to, the action of hot water, or tothe
                                products of this action, such as mineral deposit precipitated from a hot aqueous solution; hence hydrothermal alteration of rocks or minerals by the reaction of hydrothermal water with pre-existing solid phases.

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

MAGNETITE                       A black, isometric, strongly magnetic, opaque mineral,
                                (Fe,Mg)Fe2O4.

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

MISSISSIPPI VALLEY -            A stratabound deposit of lead  and/or zinc minerals in
TYPE DEPOSIT                    carbonate rocks, e.g., dolomite, limestone and marl, together with associated barite and fluorite.

PATENTED MINING                 Patent to a mining claim is issued by the federal government
CLAIM                           through the U.S. Bureau of Land Management ("BLM") and
                                title thereto is incontestable after a period of six years.  The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of
                                the Patent Application containing specified information,
                                statements, and affidavits to the BLM state office.  Patenting is a long and arduous process.

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

PROBABLE (INDICATED) RESERVES   As defined by the SEC: Reserves for which quantity and
                                grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurements are further apart or are otherwise less adequately spaced.  The degree of
                                assurance, although lower than that for proven (measured)
                                reserves, is high enough to assume continuity between
                                points of observation.


PROVEN (MEASURED)               As defined by the SEC: Reserves for which (a) quantity is
RESERVES                        computed from dimensions revealed in outcrops, trenches,
                                workings or drillholes; grade and/or quality are computed
                                from the results of sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the
                                geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

PYROXENE                        A group of rock-forming minerals with the general formula
                                ABSi2O6 where A may be magnesium (Mg), iron (Fe+2),
                                calcium (Ca), or sodium (Na), and B is Mg, Fe+2 or
                                aluminum (Al).

PYRRHOTITE                      A common red-brown to bronze pseudo-hexagonal mineral,
                                with formulae ranging from Fe5S6 to Fe15S16.

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

VEIN                            Mineral filling of a fault or other fracture in tabular or sheet-
                                like form.