Form 20-F
period 2005-12-31
AURORA METALS BVI LTD
filed 2006-07-17
CIK 1117073

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

     ( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                                       OR
     (X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
                                       OR
     ( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934 (NO FEE REQUIRED):
         For the transition period from          to       .
                                        -------    -------
                                       OR
     ( ) SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
         Date of event requiring this shell company report
         For the transition period from         to        .
                                        -------    -------

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

Title of each class          Name of each exchange on which registered
None                         None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Title of each class          Name of exchange on which registered
Common Shares                None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005 there were 18,081,476 Common Shares

Indicate  by  check  mark  if the registrant is a well-known seasoned issuer, as
defined  in  Rule  405  of  the  Securities  Act.  YES  [ ]   NO  [X]

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES  [ ]   NO  [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES  [X]   NO  [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large  accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark which financial statement item the Registrant has elected to follow:
[X]  Item 17   [ ]  Item  18

If  this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act). YES  [ ]   NO  [X]

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan
confirmed  by  a  court.  YES  [ ]   NO  [X]

                          AURORA METALS (BVI) LIMITED
                                TABLE OF CONTENTS

PART I
     GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .   4
     FORWARD LOOKING STATEMENTS. . . . . . . . . . . . . . . . . . . . . .   4

     ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS . .   4
     ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE . . . . . . . . .   5
     ITEM 3.     KEY INFORMATION . . . . . . . . . . . . . . . . . . . . .   5
     ITEM 4.     INFORMATION ON THE COMPANY. . . . . . . . . . . . . . . .   8
     ITEM 4A     UNRESOLVED STAFF COMMENTS . . . . . . . . . . . . . . . .  14
     ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS. . . . . . .  14
     ITEM 6.     DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES . . . . . .  17
     ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS . . . .  21
     ITEM 8.     FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  22
     ITEM 9.     THE OFFER AND LISTING . . . . . . . . . . . . . . . . . .  22
     ITEM 10.    ADDITIONAL INFORMATION. . . . . . . . . . . . . . . . . .  24
     ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
                 RISK. . . . . . . . . . . . . . . . . . . . . . . . . . .  28
     ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES. .  28

PART II

     ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES . . . . .  28
     ITEM 14.    MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
                 USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . .  28
     ITEM 15.    CONTROLS AND PROCEDURES . . . . . . . . . . . . . . . . .  29
     ITEM 16.    (RESERVED). . . . . . . . . . . . . . . . . . . . . . . .  29
     ITEM 16A.   AUDIT COMMITTEE FINANCIAL EXPERT. . . . . . . . . . . . .  29
     ITEM 16B.   CODE OF ETHICS. . . . . . . . . . . . . . . . . . . . . .  29
     ITEM 16C.   PRINCIPAL ACCOUNTANT FEES AND SERVICES. . . . . . . . . .  29
     ITEM 16D.   EXEMPTIONS FROM THE LISTING STANDARDS FOR
                 AUDIT COMMITTEES. . . . . . . . . . . . . . . . . . . . .  30
     ITEM 16E.   PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
                 AFFILIATED PURCHASERS . . . . . . . . . . . . . . . . . .  30

PART III

     ITEM 17.    FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . .  31
     ITEM 18.    FINANCIAL STATEMENTS (NOT APPLICABLE) . . . . . . . . . .  32
     ITEM 19.    FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . .  32

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35

APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL TERMS . . . . . . . . . . . . . . . . . . . . . . .  36

PART I

GENERAL INFORMATION

Aurora Metals (BVI) Limited is a corporation organized under the laws of the British Virgin Islands. As used in this document, the term "Aurora Metals" refers to Aurora Metals (BVI) Limited and the terms "we", "us", "our", and the "Company" refer to Aurora Metals and, as applicable, Aurora Metals and its direct and indirect subsidiaries as a group. The Company's consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. The Company is in the mineral exploration business. Unless otherwise indicated all dollar references are to United States dollars.

FORWARD-LOOKING STATEMENTS

This document contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company as more fully set forth in item 3D - Risk Factors and Item 5 - Operating and financial Review and Prospects and factors reported from time to time in the Company's Securities and Exchange Commission reports.


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

     Not Applicable.

B.   ADVISORS

     Not applicable

C.   AUDITORS

     Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE


A.   OFFER STATISTICS

     Not Applicable

B.   METHOD AND EXPECTED TIMETABLE

     Not Applicable


ITEM 3.     KEY INFORMATION

A.   SELECTED FINANCIAL DATA

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

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2005 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

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

---------------------------------------------------------------------------------------------------------------
                            FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                             (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)
---------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------
Period Type                             12 Months      12 Months      12 Months      12 Months      12 Months
------------------------------------  -------------  -------------  -------------  -------------  -------------
Fiscal Year End                       Dec 31, 2005   Dec 31, 2004   Dec 31, 2003   Dec 31, 2002   Dec 31, 2001
------------------------------------  -------------  -------------  -------------  -------------  -------------
Period Start                          Jan 01, 2005   Jan 01, 2004   Jan 01, 2003   Jan 01, 2002   Jan 01, 2001
------------------------------------  -------------  -------------  -------------  -------------  -------------
Period End                            Dec 31, 2005   Dec 31, 2004   Dec 31, 2003   Dec 31, 2002   Dec 31, 2001
------------------------------------  -------------  -------------  -------------  -------------  -------------
Current Assets                              11,813         32,801            737         32,486        154,872
------------------------------------  -------------  -------------  -------------  -------------  -------------
Total Assets                                11,813         32,801            737         32,486        154,872
------------------------------------  -------------  -------------  -------------  -------------  -------------
Current Liabilities                        175,058         80,777         33,850          2,268        174,342
------------------------------------  -------------  -------------  -------------  -------------  -------------
Common Stock                               180,815        175,481        164,631        158,191        142,441
------------------------------------  -------------  -------------  -------------  -------------  -------------
Other                                     (344,060)      (217,757)      (197,744)      (127,973)      (161,911)
------------------------------------  -------------  -------------  -------------  -------------  -------------
Total Liability and Equity                  11,813         32,801            737         32,486        154,872
------------------------------------  -------------  -------------  -------------  -------------  -------------
Other Expenses                            (239,229)       176,913        288,706        227,812        568,694
------------------------------------  -------------  -------------  -------------  -------------  -------------
Income Pre-tax                            (239,229)      (176,913)      (288,706)      (227,812)      (568,694)
------------------------------------  -------------  -------------  -------------  -------------  -------------
Income Continuing                         (239,229)      (176,913)      (288,706)      (227,812)      (568,694)
------------------------------------  -------------  -------------  -------------  -------------  -------------
Discontinued                                     0              0              0              0              0
------------------------------------  -------------  -------------  -------------  -------------  -------------
Net Income                                (239,229)      (176,913)      (288,706)      (227,812)      (568,694)
------------------------------------  -------------  -------------  -------------  -------------  -------------
EPS Primary                                  (0.01)         (0.01)         (0.02)         (0.01)         (0.04)
------------------------------------  -------------  -------------  -------------  -------------  -------------
EPS Diluted                                  (0.01)         (0.01)         (0.02)         (0.01)         (0.04)
------------------------------------  -------------  -------------  -------------  -------------  -------------
Common Shares
Issued and Outstanding                  18,081,476     17,548,076     16,463,076     15,819,126     14,244,126
---------------------------------------------------------------------------------------------------------------

B.   CAPITALIZATION AND INDEBTEDNESS

     Not  applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not  applicable

D.   RISK FACTORS

     (i)     REGULATION OF MINING ACTIVITY

     The Company's interests in its projects will be subject to various laws and regulations concerning exploration, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities could have a material adverse impact on the Company.

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

     In Tunisia, the Company is subject to regulations relating to business, taxation, mining and the environment. The Company had a registered branch, Aurora Metals (BVI) Tunisia, which was incorporated on July 22, 2000, and was in compliance with Tunisian commercial and taxation requirements until its closure on June 7, 2006. Regulations with regard to exploration and mining are discussed in (i) above and for environmental matters in (iv) below.

     The Company's wholly-owned subsidiary, Crystal Coding Limited, which was incorporated on November 23, 2001 as 637700 BC Ltd subsequently to Crystal Coding Limited on June 6, 2002, is in compliance with all the rules and regulations of the British Columbia Company Act.

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

     The marketing of minerals is affected by numerous factors, many of which are beyond the control of the Company. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, the availability of adequate refining and processing facilities, the price of fuel, electricity, labour, supplies and reagents and the market price of competitive minerals. In addition, sale prices for many commodities are determined by world market forces or are subject to rapid and significant fluctuations that may not necessarily be related to supply or demand or competitive conditions that in the past have affected such prices. Significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on its operations or income.

     (iv)     ENVIRONMENTAL REGULATIONS

     The Company will obtain all required environmental and regulatory permits from U.S federal, state and local regulatory agencies for its exploration activities in the U.S.A.


ITEM  4.     INFORMATION  ON  THE  COMPANY

     A. HISTORY AND DEVELOPMENT OF THE COMPANY

     The Company was incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation ("Aurora Gold"). The Company was spun off to the shareholders of Aurora Gold Corporation as a stock dividend on March 19, 2001. The Company has one wholly-owned subsidiary, Crystal Coding Ltd and a registered branch, Aurora Metals (BVI) Tunisia, in Tunisia, the latter being inactive and in the process of being closed.

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

     On January 29, 2001, the Company entered into two agreements with wholly-owned subsidiaries of Billiton plc; a Subscription Agreement between the Company and Billiton E&D 3 B.V., covering the investment of $600,000 in the Company for exploration for zinc in Tunisia, North Africa, and an Option Agreement between the Company and Billiton UK Resources B.V., both of which were signed on January 29, 2001. Billiton E&D 3 B.V. was issued 857,143 shares of the Company's common stock based on $0.70 per share.

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

     The Stillwater Complex is located approximately 90 miles southwest of Billings, at the northern edge of the Beartooth Mountains, in south-central Montana.

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

     Under the terms of the A-TSV, Trend is the operator during the exploration phase of the joint venture and can earn 50% in the claim blocks by spending $2 million over five years. Work commitments during the first and second years, 2005 and 2006, are $100,000 and $400,000 respectively, after which work commitments are $500,000 per year. Upon spending $2 million, a joint venture company will be formed by the Company and Trend to operate and further develop the properties. Trend will pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSV.

     Considerations paid or to be paid by Trend to the Company include: the issue of 50,000 shares of Trend's common stock on signing of the Agreement; $20,000 in cash and 20,000 shares of Trend's common stock on the first anniversary date; and $20,000 in cash or equivalent value in shares of Trend's common stock until Trend has spent the agreed upon sum of $2 million. During 2005 Trend spent $256,830 plus allowable costs of $12,842 for general and administrative charges and has made cash and share issues as required.

     PEOPLE'S REPUBLIC OF CHINA

     In late 2005 and early 2006 the Company carried out due diligence and negotiations for an agreement on gold mining operations held by Penglai City Hexi Gold Mine Company Limited ("Hexi" - a private company) and Mr. Wang Zhi Qiang ("Wang"), principal shareholder of Hexi. The principals of a second private company, Golden Phoenix Resources Asia Limited ("GPRA"), had introduced the opportunity to the Company and assisted in the assessment of Hexi's operations which produce approximately 30,000 ounces of gold per annum from underground mines, and are located in Shandong Province in the People's Republic of China ("PRC").

     A Memorandum of Agreement ("MOA") was signed by the Company, GPRA and Hexi on February 20, 2006. Under the terms of the MOA, the Company was to carry out an exploration program at a cost of $1.5 million over a period of approximately 18 months. If the results of the exploration program were acceptable to the Company the MOA provided that a Valuation of the Hexi assets was to be performed. The Valuation was to determine the number of shares to be issued by the Company to Wang for contributing 90% of the Hexi assets to a joint venture company to be formed. The balance of 10% would be held by Wang in accordance with PRC law. GPRA was to receive 20% of Wang's shares in the Company. Subsequently, the Company was to be renamed and steps taken to achieve a public listing on the TSX-Venture Exchange in Toronto, Canada.

     The MOA required that all approvals and consents of governmental authorities in the PRC and registration requirements be completed by May 7, 2006 or the Company and GPRA, or Wang and Hexi, were entitled to terminate the MOA by notice to the other. As of June 28, 2006 no notice had been issued by either party. In the meantime, Wang has issued vague written and verbal indications of dissatisfaction with the terms of the MOA to which he is a signatory. As a consequence, while the Company is prepared to abide by the MOA it is uncertain as to whether, or not, further progress can be expected.

     Despite the uncertainty regarding Hexi, the Company has continued to examine other opportunities for investment within the PRC.

     B.    BUSINESS OVERVIEW

     TUNISIA - KEBBOUCH DISTRICT EXPLORATION PERMITS - AREA AND LOCATION

     The Company had two (2) Exploration Permits, El Hamri and Er Rosfa, each four square kilometers in area, which were granted under notices published in the Journal Officiel de la R publique Tunisienne, both effective July 30, 2002 with a common expiry date of July 29, 2005. The Exploration Permits, No work was carried out on these Exploration Permits during 2005 and the Company let the Exploration Permits lapse.

     MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - STILLWATER COMPLEX, MONTANA, U.S.A.

     Expenditure on data assembly and matters associated with the lease agreements in the year ended December 31, 2005 was $12,723 (December 31, 2004 - $60,232).

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

     The VEZ on the Mountain View Lease was considered as having potential for mineralized material but there had been no previous drilling into the anomaly.

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

     EXPLORATION TARGETS AND RESULTS - AURORA-TREND STILLWATER VENTURE - 2005

     Under the A-TSV Trend intended to carry out exploration on the following targets in 2005:

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

     (ii) PGMs in the VEZ mineralization on the Mountain View Lease; and

    (iii) confirmatory drilling into the Mouat Mine copper-nickel deposit on the Mountain View Lease.

     One core hole was drilled in the Nye Basin, east of the Stillwater River, with the intention of intersecting the B Chromitite. The hole, declined at 45 degrees to a depth of 381 feet, did not intersect the target because of faulting.

     One core hole was drilled into the VEZ horizon, declined at 58 degrees to a depth of 600 feet. The hole intersected some 250 feet of altered rocks containing up to 2% sulfides with ubiquitous disseminated magnetite and copper and iron sulfides. Despite the favorable alteration mineralogy and rock types the content of PGMs was disappointingly low, the maximum for platinum was 142 parts per billion and 112 parts per billion for palladium.

     In the Mouat Mine copper-nickel deposit an attempt was made to twin one of Anaconda's holes but the hole was abandoned at 58 feet in overburden.

     Trend intends to carry out further exploration on all three targets in the summer of 2006. Trend's assessment of the Mouat Mine copper-nickel deposit is that drilling to outline sections with above average grades is warranted.

C. ORGANIZATIONAL STRUCTURE

Aurora Metals (BVI) Limited  Incorporated as an International Business Company in the British
                             Virgin Islands;
Crystal Coding limited       Incorporated in British Columbia, Canada and is a 100% wholly owned subsidiary of Aurora Metals (BVI) Limited


D. PROPERTY, PLANT AND EQUIPMENT

The Company's mailing address is PO Box 3711, Station Terminal, 349 West Georgia Street, Vancouver, BC VGB 321. Please refer to ITEM 4 - Information on the
Company  for  information  on  the  Company's  properties.


ITEM 4A.    UNRESOLVED STAFF COMMENTS

Not applicable


ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company's financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2005 financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

A. OPERATING RESULTS

These financial statements present information regarding the financial position and results of operations for the last three years.

The Company has not generated any operating revenues to date.

Operating results for the years ending December 31, 2005, 2004, 2003, 2002 and 2001 are tabulated below:

                                                YEAR ENDING
DESCRIPTION                   DEC 31,    DEC 31,    DEC 31,    DEC 31,    DEC 31,
                                 2005       2004       2003       2002       2001
Profit (Loss)                (239,229)  (176,913)  (288,706)  (227,812)  (568,694)
Profit (Loss) per share         (0.01)     (0.01)     (0.02)     (0.01)     (0.04)
General and Administration     77,906     28,570     21,699     27,801     31,622
Legal                             543      1,739     20,892      2,455     41,855
Accounting                     10,942      7,060     13,131     14,448     19,107
Exploration                         -      7,112      5,011    105,620    459,610

B.     LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2005 the Company had cash of $4,957 (December 31, 2004 $32,695; December 31, 2003, $737; December 31, 2002, $32,486; December 31, 2001,
$131,362). Working capital surpluses (deficiencies) were ($163,245) ($47,276), ($33,313), $30,218, and ($19,470) at December

31, 2005, 2004, 2003, 2002 and 2001, respectively. Total liabilities were $175,058, $80,077, $33,850, $2,268, and $174,342, at December 31, 2005, 2004,
2003, 2002, and 2001, respectively.

Financing activities during the twelve months ended: December 31, 2006 - nil; December 31, 2004 - $150,000 from the issue of 1,000,000 shares in a private placement; December 31, 2003 - nil; December 31, 2002 $150,000 from the issue of 750,000 shares in a private placement; and December 31, 2001, $600,000 from the issue of 857,143 shares to Billiton E & D 3 B.V.

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

PLANS FOR YEAR 2006

The Company's plans for year 2006 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration on the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. through the Aurora-Trend
Stillwater Venture.   The Company will require approximately $175,000 for
corporate, legal, accounting, administrative and resource-related expenses through year 2006.

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

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at

December 31, 2005, 2004 and 2003, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC

Not applicable

D.   TREND INFORMATION

There are no known trends that might eventually affect us.

E.   OFF-BALANCE SHEET ARRANGEMENTS

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

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

G.   SAFE HARBOR

This document contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company as more fully set forth in item 3D - Risk Factors and Item 5 - Operating and financial Review and Prospects and factors reported from time to time in the Company's Securities and Exchange Commission reports.


ITEM 6.     DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of June 28, 2006 and December 31, 2005. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

---------------------------------------------------------------------------------
NAME                                         POSITION
----------------  ---------------------------------------------------------------
John A. A. James  Age 66, President and Director since May 17, 2000. Vice
                  President and Director of Aurora Gold since October 1996.
                  President of JAMine, Inc. since 1988.  Prior positions in
                  corporate and mine management, construction, planning and
                  development.
----------------  ---------------------------------------------------------------
A. Cameron        Age 53, Controller since October 1997, Director and Chief
Richardson        Financial Officer since May 17, 2000.  Director, President and
                  Chief Financial Officer of Aurora Gold Corporation.  From
                  1981 to 1997 held accounting positions with various Canadian resource companies.
---------------------------------------------------------------------------------

There are no family relationships between any of the executive officers.

B.   COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

-------------------------------------------------------------------------------------------------------------
                                                                             LONG-TERM COMPENSATION
                                     ANNUAL COMPENSATION         --------------------------------------------
                                                                         AWARDS                 PAYMENTS
-------------------------------------------------------------------------------------------------------------
                      YEAR                                                    SECURITIES
     NAME AND                                                                   UNDER-                 ALL
     PRINCIPAL        (b)                         OTHER ANNUAL   RESTRICTED      LYING                OTHER
     POSITION                                        COMPEN-        STOCK      OPTIONS/      LTIP    COMPEN-
        (a)                   SALARY    BONUSES      SATION       AWARD(S)       SARS      PAYOUTS    SATION
                               ($)        ($)          ($)           ($)          (=)        ($)       ($)
                               (c)        (d)          (e)           (f)          (g)        (h)       (i)
-------------------  -----  ----------  --------  -------------  -----------  -----------  --------  --------
John A.A. James       2005  50,000 (1)
-------------------  -----  ----------  --------  -------------  -----------  -----------  --------  --------
President and         2004  50,000 (2)       -0-            -0-  None         None         None           -0-
Director             -----  ----------  --------  -------------  -----------  -----------  --------  --------
                      2003  50,010 (3)       -0-            -0-  None         None         None           -0-
                     -----  ----------  --------  -------------  -----------  -----------  --------  --------
                      2002  75,250 (4)       -0-            -0-  None         None         None           -0-
-------------------  -----  ----------  --------  -------------  -----------  -----------  --------  --------
A. Cameron            2005  30,000 (5)
Richardson           -----  ----------  --------  -------------  -----------  -----------  --------  --------
Director,             2004  30,000 (6)       -0-            -0-  None         None         None           -0-
Secretary            -----  ----------  --------  -------------  -----------  -----------  --------  --------
                      2003  30,000 (7)       -0-            -0-  None         None         None           -0-
                     -----  ----------  --------  -------------  -----------  -----------  --------  --------
                      2002  57,925 (8)       -0-            -0-  None         None         None           -0-
-------------------  -----  ----------  --------  -------------  -----------  -----------  --------  --------

Notes:

(1) Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.

(2) Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.

(3) Paid as debt settlement of 333,400 restricted common shares at $0.15 per share in 2005, in lieu of cash.

(4) Paid as debt settlement of 215,000 shares at $0.35 per share, in 2003, in lieu of cash.

(5) Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.

(6) Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.

(7) Paid as debt settlement of 200,000 shares at $0.15 per share in 2005, in lieu of cash.

(8) Paid as debt settlement of 165,500 shares at $0.35 per share in 2003, in lieu of cash

OPTIONS/SAR GRANTS TABLE

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

-------------------------------------------------------------------------------------
                        OPTION/SAR GRANTS IN FISCAL YEARS 2003
                                 (Individual Grants)
-------------------------------------------------------------------------------------
                                           PERCENT OF
                            NUMBER OF    TOTAL OPTIONS/   EXERCISE
                            SECURITIES    SARS GRANTED       OR
         NAME               UNDERLYING    TO EMPLOYEES      BASE     EXPIRATION DATE
         (a)               OPTION/SARS      IN FISCAL       PRICE        (M/D/Y)
                           GRANTED (#)        YEAR         ($/Sh)
                               (b)             (c)           (d)           (e)
-------------------------  ------------  ---------------  ---------  ----------------
John A.A. James (1)        None          None             None       None
-------------------------  ------------  ---------------  ---------  ----------------
A. Cameron Richardson (1)  None          None             None       None
-------------------------  ------------  ---------------  ---------  ----------------

Note:

(1)  No options were granted in 2005.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis.

-----------------------------------------------------------------------------------
           AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                                 OPTION/SAR VALUES
-----------------------------------------------------------------------------------
                                                 NUMBER OF
                                                 SECURITIES      VALUE OF
                                                 UNDERLYING      UNEXERCISED
                                                 UNEXERCISED     IN-THE-MONEY
                        SHARES                   OPTIONS/SARS    OPTIONS/SARS
                        ACQUIRED      VALUE      AT FY-END ($)   AT FY-END ($0.52)
                        ON EXERCISE   REALIZED   EXERCISABLE/    EXERCISABLE/
NAME                    (#)           ($)        UNEXERCISABLE   UNEXERCISABLE
(a)                     (b)           (c)        (d)             (e)
----------------------  ------------  ---------  --------------  ------------------
John A.A. James         None          None              500,000  $           25,000
----------------------  ------------  ---------  --------------  ------------------
A. Cameron Richardson   None          None              500,000  $           25,000
-----------------------------------------------------------------------------------

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

C.   BOARD PRACTICES

Mandate and duties of the board

The Board of Directors has no committees. The entire Board of Directors functions as: the Executive Committee, the Audit Committee, the Compensation and Benefits Committee and the Nominating and Corporate Governance Committee. The Board has ultimate responsibility for supervising the conduct of the Company's
affairs and the management of its business.   The principal objective of the
Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

The Board's duties include overseeing strategic planning, reviewing and assessing principal risks to the Company's business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company's internal controls and information systems.

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the

Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone four (4) times during 2004.

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

D.   EMPLOYEES

As of December 31, 2005 the Company had two (2) full-time employees (2004 - 2, 2003 - 2, 2002 - 2) and two (2) part-time employees (2004 - 2, 2003 - 2, 2002 -
2).

E.   SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 28, 2006. As at June 28, 2006 the Company had 19,981,476 shares of Common Stock issued and outstanding.

----------------------------------------------------------------------------
                                                SHARES OF       APPROXIMATE
OFFICERS AND DIRECTORS                            COMMON         PERCENTAGE
NAME OF BENEFICIAL OWNER (1)                STOCK BENEFICIALLY     OWNED
                                                  OWNED
------------------------------------------  ------------------  ------------
John A.A. James,
2055 South Ingalls Way,                              2,646,627        13.25%
Lakewood, Colorado.
U.S.A. 80227-2515
------------------------------------------  ------------------  ------------
A. Cameron Richardson,
1505-1060 Alberni Street,                            1,057,500         5.29%
Vancouver, B.C. Canada V6E 4K2
------------------------------------------  ------------------  ------------

TOTAL - OFFICERS AND DIRECTORS (2 persons)           3,794,127        18.54%
----------------------------------------------------------------------------

(1) For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 15.

ITEM 7.     MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The only beneficial ownerships known by the Company to exceed five percent (5%) of the Company's outstanding Common Stock as at June 30, 2006 and December 31, 2005 was that held by the entity International Mining & Finance Corporation comprising 1,000,000 shares of the Company's Common Stock. representing 5.5% of the 18,081,476 shares of Common Stock then issued and outstanding.

There has been no major change in the percentage ownership held by the major shareholders during the past three years. All shareholders have the same voting rights. The listed beneficial owners do not have the right to acquire any common shares within the next sixty days, through the exercise of options, warrants, rights, conversion privilege or similar obligations.

B.   RELATED PARTY TRANSACTIONS

The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

Certain of the directors of the Company are directors of other mineral resource or resource-related companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. Mr. John James is President of JAMine, Inc., and Mr. Richardson is an Officer and Director of Aurora Gold Corporation and La Plata Gold Corporation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors.

C.   INTEREST OF EXPERTS AND COUNSEL

None

ITEM 8.     FINANCIAL INFORMATION

A    CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.

B.   SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements included in this document

ITEM 9.     THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Not applicable

B.   PLAN OF DISTRIBUTION

Not applicable

C.   MARKETS

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

(a) For the five most recent financial years: the annual high and low market prices;

Period
------
2005 - High  $0.23
2005 - Low   $0.04
2004 - High  $0.40
2004 - Low   $0.08
2003 - High  $0.50
2003 - Low   $0.09
2002 - High  $0.55
2002 - Low   $0.05
2001 - High  $0.85
2001 - Low   $0.17

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

------------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER  THIRD QUARTER   FOURTH QUARTER
---------------  -------------  --------------  --------------  --------------
2006 - High ($)           0.25            0.22        0.15 (1)
---------------  -------------  --------------  --------------  --------------
2006 - Low ($)            0.09            0.12        0.11 (1)
---------------  -------------  --------------  --------------  --------------
2005 - High ($)           0.23            0.16           0.14             0.12
---------------  -------------  --------------  --------------  --------------
2005 - Low ($)            0.10            0.12           0.05             0.04
---------------  -------------  --------------  --------------  --------------
2004 - High ($)           0.40            0.40           0.40             0.36
---------------  -------------  --------------  --------------  --------------
2004 - Low ($)            0.17            0.20           0.12             0.08
------------------------------------------------------------------------------

Note:
(1) The high and low bids for the Third Quarter of 2006 were for the period July 1, 2006 to July 14, 2006.

(c) For the most recent six months: the high and low market prices for each month;

MONTH          HIGH    LOW
-------------  -----  -----
June 2006      $0.15  $0.09
-------------  -----  -----
May 2006       $0.18  $0.10
-------------  -----  -----
April 2006     $0.22  $0.12
-------------  -----  -----
March 2006     $0.25  $0.16
-------------  -----  -----
February 2006  $0.15  $0.09
-------------  -----  -----
January 2006   $0.11  $0.09
---------------------------

D.   SELLING SHAREHOLDERS

     Not applicable

E.   DILUTION

     Not applicable

F.   EXPENSES OF THE ISSUE

     Not applicable


ITEM  10.     ADDITIONAL  INFORMATION

A.   SHARE CAPITAL

The authorized capital of the Company is $500,000.00 divided into 50,000,000 shares with a par value of $0.01 each which may be issued as either registered shares or as shares issued to bearer as the directors may by resolution determine.

B    . MEMORANDUM AND ARTICLES OF ASSOCIATION

The Companies Memorandum and Articles of Association filed on Form 20-F on June 27, 2002 is incorporated herein by reference. (SEC file number 000-38616-02044279).

The following summarizes certain provisions of the Company's Memorandum and Articles of Association and applicable British Virgin Islands law. This summary is qualified in its entirety by reference to the International Business Companies Act (the "Act") of the British Virgin Islands (the "BVI") and the Company's Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading 'Documents on Display' under this Item.

OBJECTS  AND  PURPOSES

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

DIRECTORS

The business and affairs of the Company shall be managed by the directors.

The Memorandum and Articles of Association place a general prohibition on a director voting in respect of any contract or arrangement in which he has a material or financial interest in or on any contract or arrangement in which any person to whom the director is related has a material or financial interest in. In the absence of some material or financial interest, a director is entitled to vote and to be counted in a quorum for the purpose of any vote relating to a resolution to borrow money and to mortgage or charge its undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or any third party.

The Company's Memorandum and Articles of Association require a director of the company who has a material interest in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company. The definition of 'interest' includes the interests of spouses, children, companies and Trusts.

DIVIDEND RIGHTS; OTHER RIGHTS TO SHARE IN COMPANY PROFITS;

The Company may by resolution of directors declare and pay dividends in money, shares, or other property, but dividends shall only be declared and paid out of surplus. The directors may also pay interim dividends without obtaining shareholder approval. No dividend shall be declared and paid unless the directors determine that immediately after the payment of the dividend the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business and the realizable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in its books of account, and its capital.

VOTING  RIGHTS

Each shareholder of Common Stock is entitled to one vote on all matters to be acted upon at the Annual Meeting and the Company's Memorandum and Articles of Association do not allow for cumulative voting rights. The presence, in person or by proxy, of the holders of thirty-three and one third percent (33 1/3%) of the issued and outstanding Common Stock entitled to vote at the meeting is necessary to constitute a quorum to transact business. If a quorum is not present or represented at the Annual Meeting, the shareholders entitled to vote thereat, present in person or by proxy, may adjourn the Annual Meeting from time to time without notice or other announcement until a quorum is present or represented. Assuming the presence of a quorum, the affirmative vote of the holders of a plurality of the shares of Common Stock voting at the meeting is required for the election of each of the nominees for director.

LIQUIDATION  RIGHTS;  REDEMPTION  PROVISIONS

In the event of a liquidation of the Company, after payment of all liabilities and applicable deductions under BVI laws and subject to the payment of secured creditors, all shares have the same rights with regard to distributions upon the liquidation of the Company.

All shares shall be subject to redemption, purchase or acquisition by the Company for fair value.

VARIATION OF RIGHTS

If at any time the authorized capital is divided into different classes or series of shares, the rights attached to any class or series (unless otherwise provided by the terms of issue of the shares of that class or series) may, whether or not the Company is being wound up, be varied with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or series and of the holders of not less than three-fourths of the issued shares of any other class or series of shares which may be affected by such variation.

SHAREHOLDERS' MEETINGS AND NOTICES

Under the Memorandum and Articles of Association, the Directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors' consider necessary or desirable. The directors' shall give not less than 7 days notice of meetings to shareholders who are entitled to notice and to vote at the meeting. If any shareholders' meeting is adjourned for lack of quorum, notice of the time and place of the rescheduled meeting may be given by the directors' to shareholders who are entitled to notice and to vote at the meeting.

LIMITATIONS ON VOTING AND SHAREHOLDING

There are no limitations imposed by British Virgin Islands law or the Company's Memorandum and Articles of Association on the right of non-residents or foreign persons to hold or vote the Company's shares, other than limitations that would generally apply to all of the shareholders.

C.   MATERIAL CONTRACTS

Not  applicable.

D.   EXCHANGE CONTROLS

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

E.   TAXATION

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

This discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of Common Shares of the Company and no opinion or representation with respect to the United Sates federal income tax consequences to any such holder or prospective holder is made. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances.
F.  DIVIDENDS AND PAYING AGENTS

The Company is limited in its ability to pay dividends on its Common Shares by limitations under British Virgin Island law relating to the sufficiency of profits from which dividends may be paid. Under the International Business Companies Act of the British Virgin Islands the declaration of a dividend is authorized by resolution of the board of directors.

The Company has not declared cash or share dividends on its common shares since the Company was incorporated in 1993 and has no present plans to pay any cash or share dividends. The Company will declare cash or share dividends in the future only if earnings and capital of the Company are sufficient to justify the payment of such dividend.

G.   STATEMENT BY EXPERTS

Our financial statements at December 31, 2005, and for the year then ended appearing in this Form 20-F statement have been audited by Peterson Sullivan PLLC, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

H.   DOCUMENTS ON DISPLAY

We file current and annual reports with the U.S. Securities & Exchange Commission on forms 6-K, and 20-F. The information may be inspected and copied at the Public Reference Room maintained by the U.S. Securities & Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information about operation of the Public Reference Room by calling the U.S. Securities & Exchange Commission at 1-800-SEC-0330. The U.S. Securities & Exchange Commission also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the U.S. Securities & Exchange Commission at http://www.sec.gov. Copies of such material can be obtained from the public reference section of the U.S. Securities & Exchange Commission at prescribed rates. Statements contained in this Form 20-F as to the contents of any contract or other document filed as an exhibit to this Form 20-F are not necessarily complete and in each instance reference is made to the copy of the document filed as an exhibit to this Form 20-F, each statement made in this document relating to such documents being qualified in all respects by such reference.

I.   SUBSIDIARY INFORMATION

Not applicable


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


ITEM 12.     DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.   DEBT SECURITIES

     Not  applicable

B.   WARRANTS AND RIGHTS

     Not  applicable

C.   OTHER SECURITIES

     Not  applicable

D.   AMERICAN DEPOSITARY SHARES

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

ITEM 16B     CODE OF ETHICS

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

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective May 5, 2006, we dismissed our prior independent public accountant, Moore Stephens Ellis Foster Ltd. and retained as our new independent public accountant Peterson Sullivan PLLC. Moore Stephens International member firm Ellis Foster Ltd. has been our certifying independent public accountant since March 2000. Moore Stephens Ellis Foster Ltd. reported on our financial statements for the year ended December 31, 2004 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report was qualified as to the Company's ability to continue as a going concern.

The decision to change accountants was approved by the Company's Board of Directors.

For the fiscal year 2004 and the subsequent period preceding the change there were no disagreements between the Company and Moore Stephens Ellis Foster Ltd. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore Stephens Ellis Foster Ltd., would have caused it to make a reference to the subject matter of disagreements in connection with its report. There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-B for the fiscal year 2004 and any subsequent period.

Effective May 5, 2006, the Company engaged Peterson Sullivan PLLC as our new independent registered public accountants to audit our financial statements. The appointment of Peterson Sullivan PLLC was recommended and approved by our board of directors. During our last two most recent fiscal years and the subsequent interim period to date hereof, we have not consulted Peterson Sullivan PLLC regarding either: (1) the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject matter of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-B or a reportable event as described in Item 304(a)(1)(v) of Regulation S-B.

(a)  Audit fees

The aggregate fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd., the principal accountant for the Company, for the audit of the Company's annual financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2005 were $9,392(2004 - $8,000).

(b)  Audit-related fees

The aggregate fees billed for assurance and related services by Moor Stephens Ellis Foster Ltd. that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2005 (2004 - Nil).

(c)  Tax fees

The aggregate fees billed for products and services rendered by Moore Stephens Ellis Foster Ltd. for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2005 were $Nil (2004 - $Nil).

(d)  All other fees

There were no additional fees billed for professional services rendered by Moore Stephens Ellis Foster Ltd. other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2005 (2004-Nil).

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

                          INDEX TO FINANCIAL STATEMENTS

---------------------------------------------------------------  -----------
                      FINANCIAL STATEMENTS                          PAGE
---------------------------------------------------------------  -----------
Audited Financials - December 31, 2005 and December 31, 2004.

Report of Independent Registered Public Accounting Firm          F-2

Consolidated Balance Sheets                                      F-3

Consolidated Statements of Operations and Comprehensive Income   F-4
(loss)

Consolidated Statements of Stockholders' equity (Deficiency)     F-5

Consolidated Statements of Cash Flows                            F-7

Notes to Financial Statements                                    F-8 to F-17

[GRAPHIC OMITED]

     PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS                 TEL 206.382.7777 * FAX 206.382.7700
601 UNION STREET, SUITE 2300                 http://www.pscpa.com
SEATTLE, WASHINGTON 98101


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors and Stockholders
Aurora Metals (BVI) Limited


We  have  audited  the  accompanying consolidated balance sheet of Aurora Metals
(BVI) Limited (an exploration stage company) and Subsidiary as of December 31, 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss), and cash flows for the year then ended, and for the period from June 17, 1997 (date of inception) to December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's financial statements as of and for the year ended December 31, 2004, and for the period from June 17, 1997 (date of inception) through December 31, 2004, were audited by other auditors whose report, dated May 25, 2005, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to substantial doubt about the Company's ability to continue as a going concern. The financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, reflect a net loss of $1,687,130, which amount is included in the accumulated deficit as of December 31, 2005. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


                                       F2

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, and for the period from June 17, 1997 (date of inception) to December 31, 2005, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not been able to generate significant revenues or positive cash flows from operations to date and has an accumulated deficit of $1,926,359 at December 31, 2005. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/  Peterson Sullivan PLLC


June 19, 2006
Seattle, Washington


                                       F3

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2005 and 2004
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------
                                                                2005          2004
-----------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash                                                   $     4,957   $    32,695
  Available for sale securities                                6,750
  Other                                                          106           106
-----------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                          11,813        32,801

MINERAL PROPERTY                                                   -             -
-----------------------------------------------------------------------------------

TOTAL ASSETS                                             $    11,813   $    32,801
===================================================================================

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued expenses                  $     5,549   $        67
  Accounts payable and accrued expenses - related
  parties                                                    169,509        80,010
-----------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                    175,058        80,077
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL - COMMON STOCK
  Authorized:
    50,000,000 common shares, par value $0.01
  Issued and outstanding:
   18,081,476 (2004 - 17,548,076) common shares              180,815       175,481

ADDITIONAL PAID-IN CAPITAL                                 1,589,049     1,464,373

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE          (1,926,359)   (1,687,130)
ACCUMULATED OTHER COMPREHENSIVE LOSS                          (6,750)
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)                           (163,245)      (47,276)
-----------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)  $    11,813   $    32,801
===================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


                                       F4

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Operations
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------------------------------
                                              Cumulative from
                                                June 17, 1997           Year           Year           Year
                                               (inception) to          Ended          Ended          Ended
                                                  December 31    December 31    December 31    December 31
                                                         2005           2005           2004           2003
-----------------------------------------------------------------------------------------------------------
GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                 $        203,862   $     77,906   $     28,570   $     21,699
  Professional fees - accounting and audit             76,671         10,942          7,060         13,131
  Professional fees - legal                           127,260            543          1,739         20,892
  Consulting fees                                     236,947        100,615         57,612        167,973
  Stock based compensation                             59,500         50,000              -              -
-----------------------------------------------------------------------------------------------------------
                                                     (704,240)      (240,006)       (94,981)      (223,695)

PROJECT DEVELOPMENT EXPENSES                         (224,945)        (7,198)       (40,000)       (60,000)
PROJECT FINDER'S FEE                                  (72,750)             -        (12,750)             -
EXPLORATION EXPENSES                                 (910,329)             -         (7,112)        (5,011)
LEASE MAINTENANCE FEE                                 (27,595)        (5,525)       (22,070)             -
OTHER INCOME                                           13,500         13,500              -              -
-----------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                      $     (1,926,359)  $   (239,229)  $   (176,913)  $   (288,706)
===========================================================================================================

NET LOSS PER SHARE - basic and diluted                          $      (0.01)  $      (0.01)  $      (0.02)
===========================================================================================================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING - basic and diluted                          18,072,684     16,941,701     16,215,403
===========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


                                       F5

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2005                                                                    PAGE 1 OF 2
(Expressed in U.S. Dollars)

                                                                        DEFICIT
                                                                    ACCUMULATED       ACCUMULATED           TOTAL            TOTAL
                                                       ADDITIONAL        DURING             OTHER    STOCKHOLDERS    COMPREHENSIVE
                                  COMMON STOCK            PAID-IN   EXPLORATION     COMPREHENSIVE          EQUITY           INCOME
                               SHARES        AMOUNT       CAPITAL         STAGE     INCOME (LOSS)    (DEFICIENCY)           (LOSS)
                                    #           $            $             $               $               $                $
----------------------------------------------------------------------------------------------------------------------------------
ISSUANCE OF SHARES FOR
  CASH, JUNE 1997
Issuance of shares for
  cash, June 1997            13,000,000    130,000      (129,900)             -                 -            100                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                                                       (1,855)                          (1,855)          (1,855)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  1997                       13,000,000    130,000      (129,900)        (1,855)                -         (1,755)          (1,855)
                                                                                                                   ===============
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                                                       (2,013)                          (2,013)          (2,013)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  1998                       13,000,000    130,000      (129,900)        (3,868)                -         (3,768)          (2,013)
                                                                                                                   ===============

Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                                                       (1,512)                          (1,512)          (1,512)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  1999                       13,000,000    130,000      (129,900)        (5,380)                -         (5,280)          (1,512)
                                                                                                                   ===============
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                                                     (419,625)                        (419,625)        (419,625)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2000                       13,000,000    130,000      (129,900)      (425,005)                -       (424,905)        (419,625)
                                                                                                                   ===============
Unexchanged certificate        (126,057)    (1,261)        1,261              -                 -              -                -
Issuance of shares for
  cash, Feb2001                 857,143      8,571       591,429              -                 -        600,000                -
Issuance of shares for
  debt settlement,
  Jun2001                       217,357      2,174       149,976              -                 -        152,150                -
Allotted 25,000 shares
  for debt  settlement,
  Jul2001                             -          -        15,000              -                 -         15,000                -
Issuance of shares for
debt settlement, Jul2001        295,683      2,957       204,022              -                 -        206,979                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                    -          -             -       (568,694)                -       (568,694)        (568,694)
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2001                       14,244,126    142,441       831,788       (993,699)                -        (19,470)        (568,694)
                                                                                                                   ===============
Issuance of previously
  allocated shares,
  Jan2002                        25,000        250          (250)             -                 -              -                -
Issuance of shares for
  debt settlement,
  Jan2002                       600,000      6,000        94,000              -                 -        100,000                -
Issuance of shares for
  cash, Apr2002                 750,000      7,500       142,500              -                 -        150,000                -
Issuance of shares for
  finder's  fee, Apr2002        150,000      1,500        28,500              -                 -         30,000                -

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                       F6

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2005                                                                   PAGE 2 OF 2
(Expressed in U.S. Dollars)

                                                                       DEFICIT
                                                                   ACCUMULATED      ACCUMULATED            TOTAL           TOTAL
                                                     ADDITIONAL         DURING            OTHER    STOCKHOLDERS'   COMPREHENSIVE
                                  COMMON STOCK          PAID-IN    EXPLORATION    COMPREHENSIVE           EQUITY          INCOME
                               SHARES     AMOUNT        CAPITAL          STAGE    INCOME (LOSS)     (DEFICIENCY)          (LOSS)
                                 #          $              $             $               $                $                $
---------------------------------------------------------------------------------------------------------------------------------
Finder's fee charges
  to additional paid in
  capital, Apr2002                    -         -      (30,000)             -                -          (30,000)               -
Issuance of shares for
  services provided,
  Jun2002                        50,000       500       17,500              -                -           18,000                -
Stock based
  compensation                        -         -        9,500              -                -            9,500                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                    -         -            -       (227,812)               -         (227,812)        (227,812)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2002                       15,819,126   158,191    1,093,538     (1,221,511)               -           30,218         (227,812)
                                                                                                                  ===============
Issuance of shares for
  services  provided,
  May2003                       472,500     4,725      160,650              -                -          165,375                -
Issuance of shares for
  finder's fee, May2003
  (relating to License
  agreement)                    171,450     1,715       58,285              -                -           60,000                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                    -         -            -       (288,706)               -         (288,706)        (288,706)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2003                       16,463,076   164,631    1,312,473     (1,510,217)               -          (33,113)        (288,706)
                                                                                                                  ===============
Issuance of shares and
  warrants for cash,
  May2004                     1,000,000    10,000      140,000              -                -          150,000                -
Issuance of shares for
  finder's  fee, May2004
  (relating to License
  agreement)                     85,000       850       11,900              -                -           12,750                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
       for the year                   -         -            -       (176,913)               -         (176,913)        (176,913)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2004                       17,548,076   175,481    1,464,373     (1,687,130)               -          (47,276)        (176,913)
                                                                                                                  ===============
Issuance of shares to
  settle accounts
  payable, Jan2005              533,400     5,334       74,676              -                -           80,010                -
Stock based
  compensation,
  August 2005                         -         -       50,000              -                -           50,000                -
Components of
  comprehensive
  income (loss)
    Net income (loss)
      for the year                    -         -            -       (239,229)               -         (239,229)        (239,229)
    Unrealized loss on
      available-for-sale
      securities                      -         -            -              -           (6,750)          (6,750)          (6,750)
---------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31,
  2005                       18,081,476   180,815    1,589,049     (1,926,359)          (6,750)        (163,245)        (245,979)
=================================================================================================================================

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.


                                       F7

AURORA METALS (BVI) LIMITED AND
SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)
---------------------------------------------------------------------------------------------------------------------
                                                            Cumulative
                                                                  from
                                                          June 17, 1997            Year           Year           Year
                                                         (inception) to           Ended          Ended          Ended
                                                            December 31     December 31    December 31    December 31
                                                                   2005            2005           2004           2003
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM
  OPERATING ACTIVITIES
   Net loss for the period                              $    (1,926,359)  $   (239,229)  $   (176,913)  $   (288,706)
   Adjustments to reconcile net loss
   to net cash used in operating activities:
   - available for sale securities received as income           (13,500)       (13,500)             -              -
   - stock based compensation                                    59,500         50,000              -              -
   - issuance of stock for services                             256,125              -         12,750        225,375
   Changes in assets and liabilities:
   - other current assets                                          (106)             -           (106)             -
   - accounts payable and accrued expenses                      355,068        174,991         46,227         31,582
---------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                        (1,269,272)       (27,738)      (118,042)       (31,749)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                      1,274,229              -        150,000              -
---------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                       4,957        (27,738)        31,958        (31,749)
CASH, beginning of period                                             -         32,695            737         32,486
---------------------------------------------------------------------------------------------------------------------

CASH, end of period                                     $         4,957   $      4,957   $     32,695   $        737
=====================================================================================================================

NON-CASH OPERATING AND
  FINANCING ACTIVITIES
  Shares issued for settlement of accounts payable                        $     80,010   $          -   $    165,375
  Shares issued for finder's fee in connection
    with a lease agreement                                                           -         12,750         60,000
  Shares issued for finder's fee in connection
    with a license agreement                                                         -              -         60,000
=====================================================================================================================

Supplemental disclosure:
  Interest paid in cash                                                   $          -   $          -   $          -
=====================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS


                                       F8

Notes to Consolidated Financial Statements

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

2.   SIGNIFICANT ACCOUNTING POLICIES

     (a)  Principles of Accounting

          These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. Collectively, they are referred to herein as "the Company". Significant inter-company accounts and transactions have been eliminated.

     (b)  Accounting Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses


                                       F9

Notes to Consolidated Financial Statements during the reporting period. Actual results could differ from those estimates and assumptions.

     (c)  Cash Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents at December 31, 2005 and 2004.

     (d)  Available-for-Sale Securities

          The Company's available-for-sale securities consist of shares of common stock of one publicly traded company and are stated at fair value. The cost of these securities is $13,500 at December 31, 2005 and the gross unrealized holding losses of $6,750 is included in accumulated other comprehensive income (loss) at December 31, 2005. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. All unrealized holding losses at December 31, 2005 are on securities held less than 12 months. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

     (e)  Mineral Properties and Exploration Expenses

          Mineral property acquisition, exploration and development costs are charged to operations as incurred until such time that proven or probable ore reserves are determined. At such time that proven or probable reserves are established, the Company will capitalize all costs to the extent that future cash flow from ore reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2005, the Company did not have proven or probable reserves. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

     (f)  Asset Retirement Obligations

          The Company has adopted Standard of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived asset. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at December 31, 2005 and 2004, the Company does not have any asset retirement obligations.


                                     F10

Notes to Consolidated Financial Statements

          Costs associated with environmental remediation obligation are accrued at the most likely estimate when it is probable that such costs will be incurred and they can be reasonably estimated. There are no environmental remedial obligations recorded at December 31, 2005 or 2004.

     (g)  Stock-Based Compensation

          The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation; as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and disclosure - Amendment of SFAS No. 123. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to employees' stock-based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board ('APB") Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

     (h)  Advertising Expenses

          The Company expenses advertising costs as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2005 and 2004.

     (i)  Foreign Currency Transactions

          The Company's reporting currency is the U.S. Dollar. Foreign Subsidiaries utilize the functional currency applicable to the country in which they operate. The Company translates assets and liabilities of its foreign subsidiaries at the rate of exchange throughout the year. Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income, until all or a part of the investment in the subsidiary is sold or liquidated. Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in general and administrative expenses in the consolidated statements of operations. Such amounts were not material in 2005, 2004 or 2003.

     (j)  Fair Value of Financial Instruments and Risks

          Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect fair value.

          The carrying value of cash and accounts payable and accrued expenses approximate their fair value because of the short-term nature of these instruments. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.


                                     F11

Notes to Consolidated Financial Statements

          The Company operates outside of the United States of America and is exposed to foreign currency risk due to the fluctuation between the currency in which the Company operates in and the U.S. dollar.

     (k)  Long-Lived Assets Impairment

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, in accordance with the Statement of Financial Accounting Standards No. 144 (SFAS 144), Accounting for the Impairment or Disposal of Long-Lived Assets. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition.

          The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. The Company has not recognized any impairment losses through December 31, 2005.

     (l)  Income Taxes

          The Company has adopted the Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

          The Company was formed in The British Virgin Islands which does not require the payment of income taxes. The Company operations in The United States operate at a tax loss which is not expected to provide future tax benefits, therefore, no provision for income taxes has been provided for in these consolidated financial statements.

     (m)  Accounting for Derivative Instruments and Hedging Activities

          The Company has adopted the Statement of Financial Accounting Standards No. 133 (SFAS 133) Accounting for Derivative Instruments and Hedging Activities, which requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.


                                     F12

Notes to Consolidated Financial Statements

          Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

     (n)  Earnings (Loss) Per Share

          Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2005, 2004 and 2003 because all potentially dilutive securities, i.e., stock options and warrants, are anti-dilutive because of the Company's net losses.

     (o)  Comprehensive Income

          The Company has adopted the Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statement of Stockholders' Equity (Deficiency). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

     (p)  New Accounting Pronouncements

          In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4", which is the result of the FASB's project to reduce differences between U.S. and international accounting standards. SFAS No. 151 requires idle facility costs, abnormal freight, handling costs, and amounts of wasted materials (spoilage) be treated as current-period costs. Under this concept, if the costs associated with the actual level of spoilage or production defects are greater than the costs associated with the range of normal spoilage or defects, the difference would be charged to current-period expense, not included in inventory costs. SFAS No. 151 will be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 will not have a material impact on the Company's financial statements.

          In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and
          (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is


                                     F13

Notes to Consolidated Financial Statements subject to the guidance in SOP 04-2. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 will not have a material impact on the Company's financial statements.

          In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB No. 29, Accounting for Nonmonetary Transactions. SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits or (2) the transactions lack commercial substance. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of FASB No. 153 will not have a material impact on the Company's financial statements.

          In December 2004, the FASB issued SFAS No. 123(R), "Share-Based Payment". SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. This standard will affect the Company if it has transactions whereby it issues equity securities for goods or services.

          In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections- a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements-an amendment of APB Opinion No. 3, and changes the requirements for the accounting principle. This Statement applies to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of FASB No. 154 will not have a material impact on the Company's financial statements.

          In May 2005, the FASB issued FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations-an interpretation of FASB Statement No. 143. FASB Interpretation No. 47 clarifies that conditional asset retirement obligations describe a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may not be under the entity's control. FASB Interpretation No. 47 is effective no later than for fiscal years ending after December 15, 2005. The adoption of FASB Interpretation No. 47 will not have a material impact on the Company's financial statements.


                                     F14

Notes to Consolidated Financial Statements

3.   MINERAL PROPERTY

     (a)  Kebbouch District, Tunisia

          In 2002, the Company was granted two (2) exploration permits by the Ministry of Industry in Tunisia, namely El Hamri and Er Rosfa. The exploration permits were valid until July 29, 2005 and have since lapsed.

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

     (d)  AURORA-TREND STILLWATER VENTURE

          On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company ("Trend") with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements. After several extensions to the Letter of Intent, an agreement entitled "Aurora-Trend Stillwater Venture Agreement" ("A-TSV") was signed with an effective date of January 1, 2005.

          Under the terms of the A-TSV, Trend is the operator during the exploration phase of the joint venture and can earn 50% in the claim blocks after spending $2 million over five years. Work commitments during the first and second years, 2005 and 2006, are $100,000 and $400,000 respectively, after which work commitments are $500,000 per year. Upon spending $2 million, a joint venture company will be formed by the Company and Trend to operate and further develop the properties. Trend will pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSV.

          Consideration paid, or to be paid, by Trend to the Company include:
          50,000 shares of Trend's common stock on signing of the Agreement (received in


                                     F15

Notes to Consolidated Financial Statements

          2005 and recorded at fair value of $13,500; included in other income); $20,000 in cash and 20,000 shares of Trend's common stock on the first anniversary date, January 1, 2006; and $20,000 in cash or equivalent value in shares of Trend's common stock each year starting on the second anniversary date (January 1, 2007) until Trend has spent the agreed upon sum of $2 million. During 2005 Trend spent $256,830 plus allowable costs of $12,842 for general and administrative charges. No joint venture has been formed as of December 31, 2005, as Trend has not met the terms of the agreement.

4.   RELATED PARTY TRANSACTIONS

     Related party transactions not disclosed elsewhere in these financial statements are as follows:

     As at December 31, 2005, $160,000 (December 31, 2004 - $80,010) included in accounts payable and accrued expenses was due to two directors of the Company for consulting services provided. The amount consisted of accruals for services rendered to the Company in the amount of $100,000 for J.A.A. James, President and Director of the Company and $60,000 for A. Cameron Richardson, Chief Financial Officer, Secretary and Director of the Company. Approval for settlement of these debts through issuance of stock was done in January 2006. (See Note 7)

     During 2005, the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson to settle $50,010 and $30,000, respectively (included in accounts payable and accrued expenses - related parties at December 31, 2004). J.A.A. James was issued 333,400 shares of common stock of the Company at $0.15 per share and A. Cameron Richardson was issued 200,000 shares of common stock of the Company at $0.15 per share.

     Included in accounts payable and accrued expenses at December 31, 2005 was an amount of $9,505 payable to JAMine, Inc., a private company owned jointly by J.A.A. and I. A. James. The amount includes payments for telecommunications, general office expenses, and travel and accommodation incurred by J.A.A. James directly connected with the Company.

5.   STOCK OPTION PLAN

     The Board of Directors approved a stock option plan (the "Plan") in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company's common stock. The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company's common stock on January 1st of each year. Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant. The Plan is administered by the Board of Directors. There were no stock options granted in 2005, 2004 or 2003.

     In 2002, the Company granted 1,100,000 stock options to directors and employees and 50,000 stock options to a consultant of the Company. The Company charged


                                     F16

Notes to Consolidated Financial Statements

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

     Stock option information for the years ended December 31, 2005 and 2004 is as follows:

     ---------------------------------------------------------------------------
                                                       Weighted
                                                       Average
                                                       Exercise
                                            Shares      Price
     ---------------------------------------------------------------------------

     Options outstanding and exercisable
     at December 31, 2004 and 2003        1,100,000   $    0.15
     Forfeited                             (100,000)  $   (0.15)
     -----------------------------------------------
     Options outstanding and exercisable
     at December 31, 2005                 1,000,000   $    0.05
     ===========================================================================

     Outstanding stock options as at December 31, 2005 were 1,000,000 comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company. These stock options were re-priced to an exercise price of $0.05 by Directors' consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company's common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company's common stock over the exercise price. At the date of repricing the options were accounted for as variable stock option awards.

     The weighted average remaining contractual life of stock options outstanding and exercisable as at December 31, 2005 is 13.5 months.

     Each stock option entitles the holder to acquire one common share of the Company.

6.   SHARE PURCHASE WARRANTS

     Share purchase warrants outstanding as at December 31, 2005 and 2004:

     ---------------------------------------------------------------------------
     Number of shares  Exercise Price   Expiry Date
     ---------------------------------------------------------------------------
            1,000,000  $          0.15  April 23, 2007


                                     F17

Notes to Consolidated Financial Statements

     Each warrant entitles the holder to purchase one common share of the Company. In

6.   SHARE PURCHASE WARRANTS (CONT'D)

     April 2006, 300,000 of these warrants were exercised and the Company received proceeds of $45,000 and issued 300,000 shares of its common stock.

7.   SUBSEQUENT EVENTS

     Subsequent events not disclosed elsewhere in these financial statements are as follows:

     PEOPLE'S REPUBLIC OF CHINA

     In late 2005 and early 2006 the Company carried out due diligence and negotiations for an agreement on gold mining operations held by Penglai City Hexi Gold Mine Company Limited ("Hexi" - a private company) and Mr. Wang Zhi Qiang ("Wang"), principal shareholder of Hexi. The principals of a second private company, Golden Phoenix Resources Asia Limited ("GPRA"), had introduced the opportunity to the Company and assisted in the assessment of Hexi's operations which produce approximately 30,000 ounces of gold per annum from underground mines, and are located in Shandong Province in the People's Republic of China ("PRC").

     A Memorandum of Agreement ("MOA") was signed by the Company, GPRA and Hexi on February 20, 2006. Under the terms of the MOA, the Company was to carry out an exploration program at a cost of $1.5 million over a period of approximately 18 months. If the results of the exploration program were acceptable to the Company the MOA provided that a Valuation of the Hexi assets was to be performed. The Valuation was to determine the number of shares to be issued by the Company to Wang for contributing 90% of the Hexi assets to a joint venture company to be formed. The balance of 10% would be held by Wang in accordance with PRC law. GPRA was to receive 20% of Wang's shares in the Company. Subsequently, the Company was to be renamed and steps taken to achieve a public listing on the TSX-Venture Exchange in Toronto, Canada.

     The MOA required that all approvals and consents of governmental authorities in the PRC and registration requirements be completed by May 7, 2006 or the Company and GPRA, or Wang and Hexi, were entitled to terminate the MOA by notice to the other. As of June 28, 2006 no notice had been issued by either party. In the meantime, Wang has issued vague written and verbal indications of dissatisfaction with the terms of the MOA to which he is a signatory. As a consequence, while the Company is prepared to abide by the MOA it is uncertain as to whether, or not, further progress can be expected.


     DEBT SETTLEMENT

     In January 2006, the Company entered into debt settlement agreements with J.A.A. James and A. Cameron Richardson. J.A.A. James was issued 1,000,000 shares of common stock of the Company at $0.10 per share in settlement of amounts owed totaling $100,000 (included in accounts payable and accrued expenses - related parties at December 31, 2005). A. Cameron Richardson was issued 600,000 shares of common stock of the Company at $0.10 per share in settlement of amounts owed


                                     F18

Notes to Consolidated Financial Statements

totaling $60,000 (included in accounts payable and accrued expenses - related parties at December 31, 2005).


                                     F19

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

    10.15 First Amending Agreement to the Mountain View Lease Agreement.*

    10.16 Basal Zone Lease Agreement.*

    10.17 Letter of Intent between Aurora Metals (BVI) Limited and Trend Mining Company, dated September 20, 2004.*

    10.18 Letter dated November 18, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to December 17, 2004.*

    10.19 Letter dated December 17, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to January 14, 2005.*

    10.20 Letter dated January 14, 2005, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to February 18, 2005.*

    10.21 Aurora-Trend Stillwater Venture Agreement, joint venture between Aurora Metals (BVI) Limited and Trend Mining Company, dated January 1, 2005.*

    10.22 Memorandum of Agreement among Aurora Metals (BVI) Limited, Golden Phoenix Resources Asia Limited, Penglai City Hexi Gold Mine Limited and Mr. Wang Zhi Qiang, dated February 20, 2006.

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

                                       AURORA METALS (BVI) LIMITED
                                       (Registrant)

Date:     July 14, 2006                BY:  /s/  John  A.A.  James
                                            John  A.A.  James
                                            Director  and  President

Date:     July 14, 2006                BY:  /s/  A.  Cameron  Richardson
                                            A.  Cameron  Richardson
                                            Director and Chief Financial Officer


In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:     July 14, 2006                 BY: /s/ John A.A. James
                                            John A.A. James
                                            Director and President

Date:     July 14, 2006                 BY: /s/ A. Cameron Richardson
                                            A. Cameron  Richardson
                                            Director and Chief Financial Officer

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

                               Limestone formed in Cenomanian to Turonian time (Middle to Upper
BAHLOUL FORMATION              Cretaceous stages).

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

DIAPER                         A dome or anticlinal fold which in sedimentary strata usually contain cores of salt or shale.

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

EVAPORATE                      A sediment deposited from aqueous solution as a result of extensive or total evaporation, e.g. anhydrite.

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

GEOCHEMICAL                    A concentration of one or more elements in rock, soil, sediments, vegetation,
ANOMALY                        or water that is markedly different from the normal concentration.

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

MISSISSIPPI VALLEY -           A stratabound deposit of lead  and/or zinc minerals in carbonate  rocks,
TYPE DEPOSIT                   e.g., dolomite, limestone and marl, together with associated barite and fluorite.

PATENTED MINING                Patent to a mining claim is issued by the federal government through the
CLAIM                          U.S. Bureau of Land Management ("BLM") and title thereto is incontestable after a period of six years.  The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of the
                               Patent Application containing specified information, statements, and affidavits to the BLM state office.  Patenting is a long and arduous process.

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

PLAGIOCLASE                    sodium or calcium aluminum silicates in which two cleavages are
FELDSPAR                       oblique to each other.

PENECONCORDANT                 Near concordant, i.e. not completely conformable.

PODIFORM                       A mineralized body of elongate or lenticular shape.

PROBABLE (INDICATED)           As defined by the SEC: Reserves for which quantity and grade  and/or
RESERVES                       quality are computed from information similar to that used for proven
                               (measured) reserves, but the sites for inspection, sampling, and measurements are further apart or are otherwise less adequately spaced.
                               The degree of assurance, although lower than that for proven (measured)
                               reserves, is high enough to assume continuity between points of observation.


PROVEN (MEASURED)              As defined by the SEC: Reserves for which (a) quantity is computed from
RESERVES                       dimensions revealed in outcrops, trenches, workings or drillholes; grade and/or quality are computed from the results of sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

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

SEDIMENTARY-                   Sedex deposits are comprised of base metal sulfides that were deposited
EXHALATIVE                     upon the seafloor from metal-bearing fluids that discharged through a
("SEDEX") DEPOSIT              fracture system in the seabed. Sedex deposits are typically interbedded with sedimentary rocks which is taken as evidence that the sulfides were deposited simultaneously with these sediments.

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