Form 20-F/A
period 2005-12-31
AURORA METALS BVI LTD
filed 2007-06-14
CIK 1117073

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from_______to_______.
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report ________________
For the transition period from _______ to _______

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

Title of each class: None  Name of each exchange on which registered: None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class:  Common Shares
Name of exchange on which registered: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005 there were 18,081,476 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

YES ☐      NO ☒

If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

YES ☐      NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒      NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the Registrant has elected to follow:

☒ Item 17      ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐      NO ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

YES ☐      NO ☒

AURORA METALS (BVI) LIMITED

PART I

GENERAL INFORMATION

Aurora Metals (BVI) Limited is a corporation organized under the laws of the British Virgin Islands. As used in this document, the term “Aurora Metals” refers to Aurora Metals (BVI) Limited and the terms “we”, “us”, “our”, and the “Company” refer to Aurora Metals and, as applicable, Aurora Metals and its direct and indirect subsidiaries as a group. The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. The Company is in the mineral exploration business. Unless otherwise indicated all dollar references are to United States dollars.

FORWARD-LOOKING STATEMENTS

This document contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking  statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans,"  "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected  activities  and expenditures as we pursue our business plan; the adequacy of  our  available  cash  resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company as more fully set forth in item “3D - Risk Factors” and “Item 5 - Operating and Financial Review and Prospects” and factors reported from time to time in the Company's Securities and Exchange Commission reports.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.	Directors and Senior Management

Not Applicable.

B.	Advisors

Not applicable

C.	Auditors

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

A.	Offer statistics

Not Applicable

B.	Method and expected timetable

Not Applicable

ITEM 3.	KEY INFORMATION

A.	Selected financial data

The Company has not generated any operating revenues to date. Since incorporation it has been inactive as far as mining activities are concerned. The Company’s plans, funding requirements, sources and alternatives relating thereto are presented and discussed in Item 5. " Operating and Financial Review and Prospects ". Any selected data presented here will be merely repetition of that contained within the financial statements under Part IV hereof and not necessarily indicative of the future results of operations or financial performance of the Company.

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2005 and "Operating and Financial Review and Prospects " included elsewhere herein.

The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.

The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in United States ("US GAAP").

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA (expressed in U.S. dollars unless otherwise indicated)
Period Type	12 Months	12 Months	12 Months	12 Months	12 Months
Fiscal Year End	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Period Start	Jan 01, 2005	Jan 01, 2004	Jan 01, 2003	Jan 01, 2002	Jan 01, 2001
Period End	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Current Assets	11,813	32,801	737	32,486	154,872
Total Assets	11,813	32,801	737	32,486	154,872
Current Liabilities	175,058	80,777	33,850	2,268	174,342
Common Stock	180,815	175,481	164,631	158,191	142,441
Other	(344,060)	(217,757)	(197,744)	(127,973)	(161,911)
Total Liability and Equity	11,813	32,801	737	32,486	154,872
Other Expenses	239,229	176,913	288,706	227,812	568,694
Income Pre-tax	(239,229)	(176,913)	(288,706)	(227,812)	(568,694)
Income Continuing	(239,229)	(176,913)	(288,706)	(227,812)	(568,694)
Discontinued	0	0	0	0	0
Net Income	(239,229)	(176,913)	(288,706)	(227,812)	(568,694)
EPS Primary	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)
EPS Diluted	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)
Common Shares Issued and Outstanding	18,081,476	17,548,076	16,463,076	15,819,126	14,244,126

B.	Capitalization and indebtedness

Not applicable

C.	Reasons for the offer and use of proceeds

Not applicable

D.	Risk factors

(i) Regulation of Mining Activity

The Company’s interests in its projects will be subject to various laws and regulations concerning exploration, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities could have a material adverse impact on the Company.

In the U.S.A., the Company’s exploration activities are subject to federal, state and local governmental controls and regulations covering the discharge of materials and contaminants into the environment, disturbance of land, reclamation of disturbed lands and other environmental concerns. In order to comply with statutory requirements the Company will obtain permits from the relevant federal, state and local regulatory agencies and file various reports and maintain records of its operations as affecting the environment.

(ii)	Foreign Countries and Regulatory Requirements

Mineral exploration and mining activities on the Company’s properties may be affected in varying degrees by political stability, and the policies of other nations. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected by government laws and regulations or the interpretations thereof, including those with respect to export controls, expropriation of property, employment, land use, water use, environmental legislation and mine safety. Operations may be also affected by political and economic instability, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, the expropriation of private enterprises, economic or other sanctions imposed by other nations, terrorism, military repression, crime, and extreme fluctuations in currency exchange rates and high inflation, which may make it more difficult for the Company to raise funds for the development of its mineral interests in some countries.

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

The Company’s wholly-owned subsidiary, Crystal Coding Limited, which was incorporated on November 23, 2001 as 637700 BC Ltd subsequently to Crystal Coding Limited on June 6, 2002, is in compliance with all the rules and regulations of the British Columbia Company Act.

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

The marketing of minerals is affected by numerous factors, many of which are beyond the control of the Company. Such factors include the price of the mineral in the marketplace, imports of minerals from other nations, the availability of adequate refining and processing facilities, the price of fuel, electricity, labour, supplies and reagents and the market price of competitive minerals. In addition, sale prices for many commodities are determined by world market forces or are subject to rapid and significant fluctuations that may not necessarily be related to supply or demand or competitive conditions that in the past have affected such prices. Significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company’s projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on its operations or income.

(iv)	Environmental Regulations

The Company will obtain all required environmental and regulatory permits from U.S federal, state and local regulatory agencies for its exploration activities in the U.S.A.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and development of the company

The Company was incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation (“Aurora Gold”). The Company was spun off to the shareholders of Aurora Gold Corporation as a stock dividend on March 19, 2001. The Company has one wholly-owned subsidiary, Crystal Coding Ltd and a registered branch, Aurora Metals (BVI) Tunisia, in Tunisia, the latter being inactive and in the process of being closed.

The Company was formed for the purpose of the location, acquisition and exploration of mineral properties. The Company was inactive until May 18, 2000.

While the Company’s primary objective is to explore for base metals there is no assurance that commercially viable mineral deposits will be identified through the Company’s exploration activities. The Company’s other objectives are to locate, evaluate, and acquire other mineral properties and resource-related opportunities either directly or through joint ventures and to finance further exploration and/or development thereof, through equity financing, by way of joint venture or option agreements or through a combination of both.

B.	Business overview

The Company currently has an interest in one project consisting of two separate land leases in Stillwater Montana (the “Stillwater Complex”). There are no known reserves on the Stillwater Complex.

Acquisition

After commencing negotiations in August 2003, the Company subsequently entered into two (2) arms’ length lease agreements covering patented and unpatented claims in the Stillwater Complex, Montana, U.S.A. The lease agreements cover various areas where three distinct types of mineralization have been identified from past exploration, specifically: platinum group elements (“PGMs” - platinum, palladium, rhodium, ruthenium, osmium, and iridium); nickel-copper-cobalt also considered likely to contain PGMs; and chromite deposits.

Expenditure on data assembly and matters associated with the lease agreements in the year ended December 31, 2005 was $12,723 (December 31, 2004 - $60,232).

Mountain View Lease Agreement

The Mountain View Lease Agreement is between Aurora Metals, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc. and 15 individuals (collectively the “Lessors”), and covers 70 unpatented lode mining claims, five unpatented placer mining claims, one unpatented mill site claim, one unpatented tunnel site claim and one patented lode mining claim, in a contiguous area of approximately 1,719 acres, all located in Stillwater County. The Lease Agreement has a Primary Term of ten years from the date of execution, February 1, 2004, extendable for a further five years upon payment of Advance Royalties of $50,000. Aurora Metals will be responsible for payment of annual fees, totaling $7,700, to the U.S. Bureau of Land Management (“BLM”) for the unpatented claims and property ownership taxes on patented claims. A Net Smelter Return (“NSR”) of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations. Advance Royalties of $500,000 will be payable at commencement of construction of a mine.

Basal Zone Lease Agreement

The Basal Zone Lease Agreement is between Aurora Metals, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., and Fort Stockton Investments, Inc., (collectively the “Lessors”), and covers eight unpatented lode mining claims, one unpatented placer mining claim, and 34 patented lode mining claims, an area of approximately 903 acres, in Stillwater County and 17 unpatented lode mining claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, January 1, 2004, extendable for a further five years. Aurora Metals will be responsible for payment of annual fees, totaling $2,600, to the BLM for the unpatented claims. Aurora Metals will pay the Lessors a monthly fee of $500 on the first anniversary of the Agreement, $1,000 per month on the second anniversary, $1,500 per month on the third anniversary, and $2,000 per month from the sixth anniversary and subsequently for the term of the Agreement. An NSR of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations.

Aurora-Trend Stillwater Venture

On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company (“Trend” - OTC BB: TRDM.OB) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements. After several extensions to the Letter of Intent, an agreement entitled “Aurora-Trend Stillwater Venture Agreement” (“A-TSV”) was signed with an effective date of January 1, 2005. The claim blocks covered under the A-TSV are shown on Exhibits 10.25 and 10.26 to this Annual Report.

Under the terms of the A-TSV, Trend is the operator during the exploration phase of the joint venture and can earn 50% in the claim blocks by spending $2 million over a five year period. Work commitments during the first and second years, 2005 and 2006, are $100,000 and $400,000 respectively, after which the work commitment is $500,000 per year. Upon spending $2 million, a joint venture company will be formed by the Company and Trend to operate and further develop the properties. Trend will pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSV.

Considerations paid or to be paid by Trend to the Company include: the issue of 50,000 shares of Trend’s common stock on signing of the Agreement (done); $20,000 in cash and 20,000 shares of Trend’s common stock on the first anniversary date (done); and $20,000 in cash or equivalent value in shares of Trend’s common stock until Trend has spent the agreed upon sum of $2 million. During 2005 Trend spent $256,830 plus allowable costs of $12,842 for general and administrative charges, and made cash and share issues as required.

Location and Access

The Stillwater Complex is located approximately 90 miles southwest of Billings, Montana, at the northern edge of the Beartooth Mountains, in south-central Montana. The general location and regional location of the Stillwater Complex are shown on Exhibits 10.23 and 10.24 to this Annual Report. The complete land status for the Stillwater Complex is shown on Exhibit 10.25 and the complete land status for the Stillwater River Area is shown on Exhibit 10.26 to this Annual.

Access to the Stillwater Complex properties, once off public thoroughfares, is via roads maintained and operated by Stillwater Mining Company (SMC). SMC has a mining and treatment plant and associated infrastructure at the valley floor and underground accesses at various intervals above that horizon on the western and eastern sides. The Company is subject to federal regulations and SMC’s rules with regard to induction, screening and escorting of the Company’s exploration and other personnel. The general public does not have access to the Company’s properties.

Power is not available on the property and all portable power generators are used for exploration requirements. Water for drilling purposes is available from streams subject to appropriate permits from the U.S. Forest Service.

Stillwater Complex - Geology

The Stillwater Complex is an Archean, layered, mafic, igneous complex. The lithologies are grouped into three series, viz:

(i)    the Basal Series, forming the base of the Complex which hosts nickel-copper-cobalt sulfide mineralization that also contains cobalt, gold, silver and PGMs;

(ii)    the Ultramafic Series, overlying the Basal Series, which hosts eleven chromitite seams/veins, labelled as “A” through “K”. The A and B Chromitites are the lowermost seams and contain potentially economic concentrations of PGMs. There is a geological similarity between these two seams and the UG2 Chromitite seam, the principal source of resources and production of PGM in the Bushveld Complex, South Africa; and

(iii)    the Banded Series, overlying the Ultramafic Series, which is dominated by plagioclase-rich gabbros and anorthosites, and hosts the PGM-bearing J-M Reef currently being mined by the Stillwater Mining Company (“SMC”).

Comparatively recent electromagnetic and magnetic surveys have identified prominent conductive, magnetic zones near the base of the Lower Banded Series and the top of the Ultramafic Series and are referred to as the Volatile-Enriched Zone (“VEZ”). The conductive and coincident magnetic anomalies of the VEZ result from the presence of graphite and disseminated sulfides, and disseminated pyrrhotite and magnetite, respectively. The VEZ has the potential for mineralization containing PGM.

Stillwater Complex - Exploration History

Mountain View and Basal Zone Lease Agreements - Platinum Group Metals

Estimates of mineralized material shown below were included in a valuation of the properties by an independent consultant in December 2000 when the properties were held by a joint venture between Chrome Corporation of America (“CCA”) and Idaho Consolidated Minerals Corporation. The estimates were not subject to consideration of mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors and should not be construed as reserves. Within the areas covered by the Lease Agreements the data from exploration to date are insufficient to prepare estimates of reserves in conformance with the requirements of the SEC

(a)	Mountain View Lease, Mountain View Block, A and B Chromitites, four shallow drill holes drilled by CCA in 1988, and one deep hole drilled by Phelps Dodge Corporation in 1990; and

(b)
Basal Zone Lease, Crescent Creek, A and B Chromitites, 11 shallow drill holes drilled by the Anaconda Minerals Company (“Anaconda”) in 1979 and 1982, eight shallow drill holes drilled by CCA in 1986 and 1987, one deep hole drilled by Phelps Dodge Corporation in 1990 and four intermediate depth holes drilled by Pan Palladium USA Inc. (“PPD”) in 2003.

The VEZ on the Mountain View Lease was considered as having potential for mineralized material but there had been no previous drilling into the anomaly.

The A and B Chromitites in Nye Basin were also considered to have potential for mineralized material based on results from exploration in 1985 by the Anaconda Minerals Company (“Anaconda”) which drilled five holes.

Mountain View and Basal Zone Lease Agreements - Nickel-Copper-Cobalt

Between 1966 and 1979, Anaconda explored nickel-copper-cobalt (“Ni-Cu-Co”) mineral occurrences at the Mouat Mine area on the Mountain View Lease and the Nye Basin and Benbow Mine areas on the Basal Zone Lease. The most extensively drilled was the Mouat Mine area where 126 core holes were drilled on a 100-foot by 100-foot grid, totalling 108,600 feet, followed by 1,547 feet of exploratory development.

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

In 1988, an Interim Feasibility Study covering further development of the Mouat Mine through the construction of a concentrator and a refinery for the production of ferrochrome, was completed. Additional development and diamond drilling was completed by the then lease holder, CCA, as part of the Interim Feasibility Study. Claims covering the Mouat Mine and G and H chromitite veins are excluded from the A-TSV.

The chromitite is stable and benign and the Company is unaware of any contamination of soil and groundwater and is not subject to any remediation plans on the site from past mining operations from either federal or state authorities.

Proposed Exploration Targets and Results - Aurora-Trend Stillwater Venture - 2005

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

One core hole was drilled into the VEZ horizon, declined at 58 degrees to a depth of 600 feet. The hole intersected some 250 feet of altered rocks containing up to 2% sulfides with ubiquitous disseminated magnetite and copper and iron sulfides. Despite the favorable alteration mineralogy and rock types the content of PGMs was low, indicating no mineralization of economic potential. Coherent intercepts cannot be quoted because of the many intervals in which PGM values were below detection limits.

Quality assurance and quality control (QA/QC) measures taken by Trend included splitting of core under supervision of the controlling geologist, followed by road and air transport of the core samples to the registered laboratory of ALS Chemex, Sparks, Nevada. Sample preparation and subsequent analysis of samples using multi-element analysis by induced couple plasma for forty-one elements (ME-ICP41) was completed by ALS Chemex.

In the Mouat Mine copper-nickel deposit an attempt was made to twin one of Anaconda’s holes but the hole was abandoned at 58 feet in overburden.

Trend intends to carry out further exploration on all three targets. Detailed plans, however, will not be prepared unless the results from preliminary exploratory drilling on the A and B Chromitites, and the VEZ horizon, so warrant.

Trend’s assessment of the Mouat Mine copper-nickel deposit is that drilling to outline sections with above average grades is warranted. Further attempts to twin Anaconda’s holes will be made.. Trend expects to fund the exploration and other studies from private placements as it did in 2005 when $201,693 was spent under the A-TSV.

The geologist in charge of exploration by Trend in 2006 was James Ebisch, BS Geology and MS Geology, Registered Professional Geologist No. 928 in Oregon, who has 25 years experience. It is anticipated that Mr. Ebisch will direct Trend’s exploration activities.

Exploration activities carried out under the A-TSV on the Stillwater Complex are as approved by the U.S. Forest Service.

Other Property Interests

During the period covered by this Annual Report, the Company disposed of and or abandoned interests in different exploration and other projects as follows:

Tunisia, North Africa

On January 29, 2001, the Company entered into two agreements with wholly-owned subsidiaries of Billiton plc; a Subscription Agreement between the Company and Billiton E&D 3 B.V., covering the investment of $600,000 in the Company for exploration for zinc in Tunisia, North Africa, and an Option Agreement between the Company and Billiton UK Resources B.V., both of which were signed on January 29, 2001. Billiton E&D 3 B.V. was issued 857,143 shares of the Company’s common stock based on $0.70 per share.

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

Tunisia - Kebbouch District Exploration Permits - Area and Location

The Company had two (2) Exploration Permits, El Hamri and Er Rosfa, each four square kilometers in area, which were granted under notices published in the Journal Officiel de la République Tunisienne, both effective July 30, 2002 with a common expiry date of July 29, 2005. No work was carried out on these Exploration Permits during 2005 and the Company let the Exploration Permits lapse.

People’s Republic of China

In late 2005 and early 2006 the Company carried out due diligence and negotiations for an agreement on gold mining operations held by Penglai City Hexi Gold Mine Company Limited (“Hexi” - a private company) and Mr. Wang Zhi Qiang (“Wang”), principal shareholder of Hexi. The principals of a second private company, Golden Phoenix Resources Asia Limited (“GPRA”), had introduced the opportunity to the Company and assisted in the assessment of Hexi’s operations which produce approximately 30,000 ounces of gold per annum from underground mines, and are located in Shandong Province in the People’s Republic of China (“PRC”).

A Memorandum of Agreement (“MOA”) was signed by the Company, GPRA and Hexi on February 20, 2006. Under the terms of the MOA, the Company was to carry out an exploration program at a cost of $1.5 million over a period of approximately 18 months. If the results of the exploration program were acceptable to the Company the MOA provided that a Valuation of the Hexi assets was to be performed. The Valuation was to determine the number of shares to be issued by the Company to Wang for contributing 90% of the Hexi assets to a joint venture company to be formed. The balance of 10% would be held by Wang in accordance with PRC law. GPRA was to receive 20% of Wang’s shares in the Company. Subsequently, the Company was to be renamed and steps taken to achieve a public listing on the TSX-Venture Exchange in Toronto, Canada.

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

C.	Organizational structure

Aurora Metals (BVI) Limited	Incorporated as an International Business Company in the British Virgin Islands;
Crystal Coding limited	Incorporated in British Columbia, Canada and is a 100% wholly owned subsidiary of Aurora Metals (BVI) Limited

D.	Property, plant and equipment

The Company does not own any physical plant, equipment or infrastructure.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

[Not applicable]

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The Company’s financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.

The 2005 financial statements present the Company’s results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles (“U.S. GAAP”).

A.	Operating Results

These financial statements present information regarding the financial position and results of operations for the last three years.

The Company has not generated any operating revenues to date.

Operating results for the years ending December 31, 2005, 2004, 2003, 2002 and 2001 are tabulated below:

	Year Ending
Description	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003	Dec 31, 2002	Dec 31, 2001
Profit (Loss)	(239,229)	(176,913)	(288,706)	(227,812)	(568,694)
Profit (Loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.04)
General and Administration	77,906	28,570	21,699	27,801	31,622
Legal	543	1,739	20,892	2,455	41,855
Accounting	10,942	7,060	13,131	14,448	19,107
Exploration	-	7,112	5,011	105,620	459,610

B.	Liquidity and capital resources

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

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. There are no known reserves on the Company’s Stillwater Complex project. The continued operations of the Company and the recoverability of mineral property costs are dependent upon the ability of the Company to obtain necessary financing to confirm the existence of mineral reserves, and, if warranted, complete development and subsequently establish mines. Detailed exploration plans will not be developed unless warranted by the results of Trend’s preliminary exploration activities.

The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company’s financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in note 1 to the financial statements, the Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. Without cash flow from operations, it may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to implement additional exploration programs on its properties. Failure to obtain such additional financing may result in a reduction of the Company's interest in certain properties or an actual foreclosure of its interest. The Company has no agreements with any person as to such additional financing but in a subsequent event in 2004 has reached an understanding with International Mining and Finance Corporation, a private company registered in Colorado, U.S.A., with regard to that entity assisting in raising finance for exploration on the Company’s properties in Montana and for acquisition of additional projects.

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

Plans for Year 2006

The Company’s plans for year 2006 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration on the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. through the Aurora-Trend Stillwater Venture. The Company will require approximately $175,000 for corporate, legal, accounting, administrative and resource-related expenses through year 2006.

Application of critical accounting policies

The preparation of its financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company’s accounting policies are described in note 2 to its financial statements. The Company’s accounting policies relating to depreciation and amortization of property, plant and equipment are critical accounting policies that are subject to estimates and assumptions regarding future activities.

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2005, 2004 and 2003, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company’s proportionate interest in such activities

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company’s earnings and net assets.

C.	Research and development, patents and licences, etc

Not applicable

D.	Trend information

There are no known trends that might eventually affect us.

E.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in the Company’s financial statements.

F.	Tabular disclosure of contractual obligations

The Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

G.	Safe harbor

This report contains statements that plan for or anticipate the future, called "forward-looking statements." In some cases, you can identify forward looking statements by terminology such as "may," "will," “should,” “could,” “expects,” "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of those terms and other comparable terminology.

These forward-looking statements appear in a number of places in this report and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company as more fully set forth in item 3D - Risk Factors and Item 5 - Operating and Financial Review and Prospects and factors reported from time to time in the Company's Securities and Exchange Commission reports.

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

Name	Position
John A. A. James
Age 66, mining engineer, President and Director since May 17, 2000. Vice President of JAMine, Inc., a consulting company providing engineering and management services to the mining industry, since 1988. Prior positions were held in corporate and mine management, construction, planning and development from 1969 to present. Engaged on business associated with the Company for approximately 30% of 2005.

A. Cameron Richardson
Age 53, Controller since October 1997, Director and Chief Financial Officer since May 17, 2000. Chief Financial Officer of Aurora Gold Corporation (April 1998 to present), Chief Accounting Officer (June 1997 to present), Secretary (April 1998 to present) and President (May 4, 2001 to February 27, 2006). Director, Secretary and Chief Financial Officer of Aurora Metals (BVI) Limited (May 2000 to present). Secretary of Eurasia Gold Fields, Inc (September 2000 to present), Director (June 2006 to present). Director of La Plata Gold Corporation (July 1997 to July 2003 and from June 2005 to present), Chief Financial Officer (August 2000 to September 2006), Secretary (April 1998 to September 2006). President and Director of Soil Biogenics Limited (August 2002 to July 2003), Secretary (August 2002 to July 2003 and September 2004 to present). Held accounting positions with various Canadian resource companies (1981 to 1997)

There are no family relationships between any of the executive officers.

B.	Compensation

The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal years:

					Long-Term Compensation
	Annual Compensation				Awards		Payments
Name And Principal Position (a)	Year (b)	Salary ($) (c)	Bonuses ($) (d)	Other Annual Compensation ($) (e)	Restricted Stock Award(s) ($) (f)	Securities Under-Lying Options/ SARs (=) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
John A.A. James	2005	50,000 (1)
President	2004	50,000 (2)	-0-	-0-	None	None	None	-0-
and Director	2003	50,010 (3)	-0-	-0-	None	None	None	-0-
	2002	75,250 (4)	-0-	-0-	None	None	None	-0-

A. Cameron	2005	30,000 (5)
Richardson	2004	30,000 (6)	-0-	-0-	None	None	None	-0-
Director, CFO &	2003	30,000 (7)	-0-	-0-	None	None	None	-0-
Secretary	2002	57,925 (8)	-0-	-0-	None	None	None	-0-

Notes:

(1)	Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.

(2)	Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.

(3)	Paid as debt settlement of 333,400 restricted common shares at $0.15 per share in 2005, in lieu of cash.

(4)	Paid as debt settlement of 215,000 shares at $0.35 per share, in 2003, in lieu of cash.

(5)	Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.

(6)	Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.

(7)	Paid as debt settlement of 200,000 shares at $0.15 per share in 2005, in lieu of cash.

(8)	Paid as debt settlement of 165,500 shares at $0.35 per share in 2003, in lieu of cash

Options/SAR Grants Table

The following table sets forth information concerning individual grants of stock options (whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs made during the last completed fiscal year to each of the named executive officers;

OPTION/SAR GRANTS IN FISCAL YEARS 2003 (Individual Grants)
Name (a)	Number of Securities Underlying Option/SARs Granted (#) (b)	Percent Of Total Options/ SARs Granted To Employees In Fiscal Year (c)	Exercise Or Base Price ($/Sh) (d)	Expiration Date (M/D/Y) (e)
John A.A. James (1)	None	None	None	None
A. Cameron Richardson (1)	None	None	None	None

Note:

(1)	No options were granted in 2005.

Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis.

AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES
Name (a)	Shares Acquired On Exercise (#) (b)	Value Realized ($) (c)	Number of Securities Underlying Unexercised Options/SARs At FY-End ($) Exercisable/ Unexercisable (d)	Value Of Unexercised In-The-Money Options/SARs At FY-End ($0.52) Exercisable/ Unexercisable (e)
John A.A. James	None	None	500,000	$25,000
A. Cameron Richardson	None	None	500,000	$25,000

Long-Term Incentive Plans ("LTIP") Awards Table

The Company does not have a Long-term Incentive Plan.

Compensation of Directors

The Company does not pay a fee to its outside, non-officer directors. The Company reimburses its directors for reasonable expenses incurred by them in attending meetings of the Board of Directors.

Employment Contract and Termination Agreements

None of the Company’s officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.
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

Meetings of the board of directors and committees

The Company’s Board of Directors does not have a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2004 the entire Board of Directors acted as the Company’s Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company’s year-end financial statements and other such matters relating to the Company’s financial affairs as its members deem appropriate. During 2004 the Compensation Committee held one (1) meeting by telephone conference call and the Audit Committee held two (4) meetings by conference calls.

The Audit Committee has discussed matters in the audited financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor’s independence. Base on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. John A.A. James and A. Cameron Richardson.

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

The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock by the Company's directors and officers in common as at June 28, 2006. As at June 28, 2006 the Company had 19,981,476 shares of Common Stock issued and outstanding.

Officers and Directors Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned	Approximate Percentage Owned
John A.A. James, 2055 South Ingalls Way, Lakewood, Colorado. U.S.A. 80227-2515	2,646,627	13.25%

A. Cameron Richardson, 1505-1060 Alberni Street, Vancouver, B.C. Canada V6E 4K2	1,057,500	5.29%

Total - Officers and Directors (2 persons)	3,794,127	18.54%

(1)	For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 15.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major shareholders

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

(a)	For the five most recent financial years: the annual high and low market prices;

Period
2005 - High	$0.23
2005 - Low	$0.04
2004 - High	$0.40
2004 - Low	$0.08
2003 - High	$0.50
2003 - Low	$0.09
2002 - High	$0.55
2002 - Low	$0.05
2001 - High	$0.85
2001 - Low	$0.17

(b)	For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

Period	First Quarter	Second Quarter	Third Quarter		Fourth Quarter
2006 - High ($)	0.25	0.22	0.15	(1)
2006 - Low ($)	0.09	0.12	0.11	(1)
2005 - High ($)	0.23	0.16	0.14		0.12
2005 - Low ($)	0.10	0.12	0.05		0.04
2004 - High ($)	0.40	0.40	0.40		0.36
2004 - Low ($)	0.17	0.20	0.12		0.08

Note:
(1)	The high and low bids for the Third Quarter of 2006 were for the period July 1, 2006 to July 14, 2006.

(c)	For the most recent six months: the high and low market prices for each month;

Month	High	Low
June 2006	$0.15	$0.09
May 2006	$0.18	$0.10
April 2006	$0.22	$0.12
March 2006	$0.25	$0.16
February 2006	$0.15	$0.09
January 2006	$0.11	$0.09

D.	Selling shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the issue

Not applicable

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

The authorized capital of the Company is $500,000.00 divided into 50,000,000 shares with a par value of $0.01 each which may be issued as either registered shares or as shares issued to bearer as the directors may by resolution determine.

B.	Memorandum and articles of association

The Companies Memorandum and Articles of Association filed on Form 20-F on June 27, 2002 is incorporated herein by reference. (SEC file number 000-38616-02044279).

The following summarizes certain provisions of the Company’s Memorandum and Articles of Association and applicable British Virgin Islands law. This summary is qualified in its entirety by reference to the International Business Companies Act (the “Act”) of the British Virgin Islands (the “BVI”) and the Company’s Memorandum and Articles of Association. Information on where investors can obtain copies of the Memorandum and Articles of Association is described under the heading ‘Documents on Display’ under this Item.

Objects and Purposes

The Company is an International Business Company (“IBC”) incorporated under the provisions of the International Business Companies Act (the “Act”) of the British Virgin Islands (the “BVI”). In accordance with the Company’s Memorandum and Articles of Association, share certificates may be issued as either registered shares or shares issued to bearer as the directors may by resolution determine. In the case of a representative acting in a special capacity (for example, as an executor or trustee), share certificates should record the capacity in which the representative is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust. The Company takes no notice of any trust applicable to any of its shares whether or not it had notice of such trust.

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

The Company’s Memorandum and Articles of Association require a director of the company who has a material interest in a contract or proposed contract with the company to declare the nature of his interest at a meeting of the directors of the company. The definition of ‘interest’ includes the interests of spouses, children, companies and Trusts.

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

Shareholders’ Meetings and Notices

Under the Memorandum and Articles of Association, the Directors of the Company may convene meetings of the members of the Company at such times and in such manner and places within or outside the British Virgin Islands as the directors’ consider necessary or desirable. The directors’ shall give not less than 7 days notice of meetings to shareholders who are entitled to notice and to vote at the meeting. If any shareholders’ meeting is adjourned for lack of quorum, notice of the time and place of the rescheduled meeting may be given by the directors’ to shareholders who are entitled to notice and to vote at the meeting.

Limitations on voting and Shareholding

There are no limitations imposed by British Virgin Islands law or the Company’s Memorandum and Articles of Association on the right of non-residents or foreign persons to hold or vote the Company’s shares, other than limitations that would generally apply to all of the shareholders.

C.Material contracts

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

The following discussion summarizes tax consequences to a holder of Common Stock of the Company under present British Virgin Islands tax laws. The discussion does not deal with all possible tax consequences relating to the Company’s operations or the ownership of the Common Stock and does not purport to deal with the tax consequences applicable to particular investors, some of which (include banks, securities dealers, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (non-BVI) tax laws. The following discussion is based upon laws and relevant interpretations thereof in effect as of the date of this filing, all of which are subject to change.

British Virgin Islands Taxation

Under the International Business Companies Act of the British Virgin Islands (the “International Business Companies Act”) as currently in effect, a holder of Common Stock paid with respect to the Common Stock of the Company. A holder of Common Stock of the Company is not liable for BVI income tax on gains realized on the sale or disposal of such shares. The BVI does not impose a withholding tax on dividends paid by the Company to its shareholders due to its incorporation under the International Business Companies Act.

There are no capital gains or income taxes levied by the BVI on companies incorporated under the International Business Companies Act. In addition, the Common Stock of the Company is not subject to transfer taxes, stamp duties or similar charges.

There is no income tax treaty or convention currently in effect between the United States and the BVI.

As an exempted company, the Company is required to pay the BVI government an annual license fee based on the Company’s stated authorized capital.

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

See the notes to the Consolidated Financial Statements in Item 17 Financial Statements and Item 5 Management’s Discussion and Analysis for additional information.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable

B.	Warrants and Rights

Not applicable

C.	Other Securities

Not applicable

D.	American Depositary Shares

Not applicable

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEED

None

ITEM 15.	CONTROLS AND PROCEDURES

(a)	Evaluation of disclosure controls and procedures.

Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the “Exchange”) are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms.  There were no changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

(b)Management’s annual report on internal control over financial reporting.

Not currently applicable.

(c) Attestation Report of registered public accounting firm.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(d) Changes in internal controls over financial reporting.

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

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

Effective May 5, 2006, we dismissed our prior independent public accountant, Moore Stephens Ellis Foster Ltd. and retained as our new independent public accountant Peterson Sullivan PLLC. Moore Stephens International member firm Ellis Foster Ltd. has been our certifying independent public accountant since March 2000. Moore Stephens Ellis Foster Ltd. reported on our financial statements for the year ended December 31, 2004 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report was qualified as to the Company’s ability to continue as a going concern.

The decision to change accountants was approved by the Company’s Board of Directors.

For the fiscal year 2004 and the subsequent period preceding the change there were no disagreements between the Company and Moore Stephens Ellis Foster Ltd. on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore Stephens Ellis Foster Ltd., would have caused it to make a reference to the subject matter of disagreements in connection with its report. There were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-B for the fiscal year 2004 and any subsequent period.

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
E-Mail: generaldelivery@ellisfoster.com
Website: www.ellisfoster.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

We have audited the consolidated balance sheets of Aurora Metals (BVI) Limited and Subsidiary (“the Company”) (an exploration stage enterprise) as at December 31, 2004 and 2003 and the related consolidated statement of stockholders’ equity (deficiency) from January 1, 2001 to December 31, 2004 and the consolidated statements of operations and cash flows for the cumulative period from June 17, 1997 (inception) to December 31, 2004, and the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations that raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“MOORE STEPHENS ELLIS FOSTER LTD.”
Vancouver, Canada
May 25, 2005	Chartered Accountants

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2005 and 2004
(Expressed in U.S. Dollars)

	2005	2004

ASSETS

Current assets
Cash	$4,957	$32,695
Available for sale securities	6,750
Other	106	106

Total current assets	11,813	32,801

Mineral property	-	-

Total assets	$11,813	$32,801

LIABILITIES

Current liabilities
Accounts payable and accrued expenses	$5,549	$67
Accounts payable and accrued expenses - related parties	169,509	80,010

Total current liabilities	175,058	80,077

STOCKHOLDERS' EQUITY (DEFICIENCY)

Share capital - common stock
Authorized:
50,000,000 common shares, par value $0.01
Issued and outstanding:
18,081,476 (2004 - 17,548,076) common shares	180,815	175,481

Additional paid-in capital	1,589,049	1,464,373

Deficit accumulated during the exploration stage	(1,926,359)	(1,687,130)
Accumulated other comprehensive loss	(6,750)

Stockholders' equity (deficiency)	(163,245)	(47,276)

Total liabilities and stockholders' equity (deficiency)	$11,813	$32,801

The accompanying notes are an integral part of these consolidated financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Operations
(Expressed in U.S. Dollars)

	Cumulative from June 17, 1997 (inception) to December 31 2005	Year Ended December 31, 2005	Year Ended December 31, 2004	Year Ended December 31, 2003

General and administrative expenses
Administrative and general	$203,862	$77,906	$28,570	$21,699
Professional fees - accounting and audit	76,671	10,942	7,060	13,131
Professional fees - legal	127,260	543	1,739	20,892
Consulting fees	236,947	100,615	57,612	167,973
Stock based compensation	59,500	50,000	-	-
	(704,240)	(240,006)	(94,981)	(223,695)

Project development expenses	(224,945)	(7,198)	(40,000)	(60,000)
Project finder's fee	(72,750)	-	(12,750)	-
Exploration expenses	(910,329)	-	(7,112)	(5,011)
Lease maintenance fee	(27,595)	(5,525)	(22,070)	-
Other income	13,500	13,500	-	-

Net loss for the period	$(1,926,359)	$(239,229)	$(176,913)	$(288,706)

Net Loss per share - basic and diluted		$(0.01)	$(0.01)	$(0.02)

Weighted average common shares outstanding - basic and diluted		18,072,684	16,941,701	16,215,403

The accompanying notes are an integral part of these consolidated financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2005
(Expressed in U.S. Dollars)
							PAGE 1 OF 2
	Common stock		Additional Paid-in	Deficit Accumulated during exploration	Accumulated other comprehensive	Total Stockholders equity	Total comprehensive income
	Shares	Amount	capital	stage	income (loss)	(deficiency)	(loss)
	#	$	$	$	$	$	$

Issuance of shares for cash, June 1997
Issuance of shares for cash, June 1997	13,000,000	130,000	(129,900)	-	-	100	-
Components of comprehensive income (loss)
Net income (loss) for the year				(1,855)		(1,855)	(1,855)
Balance, December 31, 1997	13,000,000	130,000	(129,900)	(1,855)	-	(1,755)	(1,855)
Components of comprehensive income (loss)
Net income (loss) for the year				(2,013)		(2,013)	(2,013)
Balance, December 31, 1998	13,000,000	130,000	(129,900)	(3,868)	-	(3,768)	(2,013)
Components of comprehensive income (loss)
Net income (loss) for the year				(1,512)		(1,512)	(1,512)
Balance, December 31, 1999	13,000,000	130,000	(129,900)	(5,380)	-	(5,280)	(1,512)
Components of comprehensive income (loss)
Net income (loss) for the year				(419,625)		(419,625)	(419,625)
Balance, December 31, 2000	13,000,000	130,000	(129,900)	(425,005)	-	(424,905)	(419,625)
Unexchanged certificate	(126,057)	(1,261)	1,261	-	-	-	-
Issuance of shares for cash, Feb2001	857,143	8,571	591,429	-	-	600,000	-
Issuance of shares for debt settlement, Jun2001	217,357	2,174	149,976	-	-	152,150	-
Allotted 25,000 shares for debt settlement, Jul2001	-	-	15,000	-	-	15,000	-
Issuance of shares for debt settlement, Jul2001	295,683	2,957	204,022	-	-	206,979	-
Components of comprehensive income (loss)
Net income (loss) for the year	-	-	-	(568,694)	-	(568,694)	(568,694)
Balance, December 31, 2001	14,244,126	142,441	831,788	(993,699)	-	(19,470)	(568,694)
Issuance of previously allocated shares, Jan2002	25,000	250	(250)	-	-	-	-
Issuance of shares for debt settlement, Jan2002	600,000	6,000	94,000	-	-	100,000	-
Issuance of shares for cash, Apr2002	750,000	7,500	142,500	-	-	150,000	-
Issuance of shares for finder's fee, Apr2002	150,000	1,500	28,500	-	-	30,000	-

The accompanying notes are integral part of these consolidated financial statements.

(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2005
(Expressed in U.S. Dollars)
							PAGE 2 OF 2
	Common stock		Additional Paid-in	Deficit Accumulated during exploration	Accumulated other Comprehensive	Total stockholders’ equity	Total comprehensive income
	Shares	Amount	capital	stage	income (loss)	(deficiency)	(loss)
	#	$	$	$	$	$	$

Finder's fee charges to additional paid in capital, Apr2002	-	-	(30,000)	-	-	(30,000)	-
Issuance of shares for services provided, Jun2002	50,000	500	17,500	-	-	18,000	-
Stock based compensation	-	-	9,500	-	-	9,500	-
Components of comprehensive income (loss)
Net income (loss) for the year	-	-	-	(227,812)	-	(227,812)	(227,812)
Balance, December 31, 2002	15,819,126	158,191	1,093,538	(1,221,511)	-	30,218	(227,812)
Issuance of shares for services provided, May2003	472,500	4,725	160,650	-	-	165,375	-
Issuance of shares for finder's fee, May2003
(relating to License agreement)	171,450	1,715	58,285	-	-	60,000	-
Components of comprehensive income (loss)
Net income (loss) for the year	-	-	-	(288,706)	-	(288,706)	(288,706)
Balance, December 31, 2003	16,463,076	164,631	1,312,473	(1,510,217)	-	(33,113)	(288,706)
Issuance of shares and warrants for cash, May2004	1,000,000	10,000	140,000	-	-	150,000	-
Issuance of shares for finder's fee, May2004
(relating to License agreement)	85,000	850	11,900	-	-	12,750	-
Components of comprehensive income (loss)
Net income (loss) for the year	-	-	-	(176,913)	-	(176,913)	(176,913)
Balance, December 31, 2004	17,548,076	175,481	1,464,373	(1,687,130)	-	(47,276)	(176,913)
Issuance of shares to settle accounts payable, Jan2005	533,400	5,334	74,676	-	-	80,010	-
Stock based compensation, August 2005	-	-	50,000	-	-	50,000	-
Components of comprehensive income (loss)
Net income (loss) for the year	-	-	-	(239,229)	-	(239,229)	(239,229)
Unrealized loss on available-for-sale securities	-	-	-	-	(6,750)	(6,750)	(6,750)
Balance, December 31, 2005	18,081,476	180,815	1,589,049	(1,926,359)	(6,750)	(163,245)	(245,979)

The accompanying notes are integral part of these consolidated financial statements.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)

	Cumulative from
	June 17, 1997	Year	Year	Year
	(inception) to	Ended	Ended	Ended
	December 31	December 31	December 31	December 31
	2005	2005	2004	2003
Cash flows from operating activities
Net loss for the period	$ (1,926,359)	$ (239,229)	(176,913)	(288,706)
Adjustments to reconcile net loss to net cash used in operating activities:
- available for sale securities received as income	(13,500)	(13,500)	-	-
- stock based compensation	59,500	50,000	-	-
- issuance of stock for services	256,125	-	12,750	225,375
Changes in assets and liabilities:
- other current assets	(106)	-	(106)	-
- accounts payable and accrued expenses	355,068	174,991	46,227	31,582
Net cash used in operating activities	(1,269,272)	(27,738)	(118,042)	(31,749)

Cash flows from financing activities
Proceeds from issuance of common stock	1,274,229	-	150,000	-

Net increase (decrease) in cash and cash equivalents	4,957	(27,738)	31,958	(31,749)
Cash, beginning of period	-	32,695	737	32,486

Cash, end of period	$4,957	$4,957	32,695	737

Non-cash operating and financing activities
Shares issued for settlement of accounts payable		$80,010	-	165,375
Shares issued for finder's fee in connection with a lease agreement		-	12,750	60,000
Shares issued for finder's fee in connection with a license agreement		-	-	60,000

Supplemental disclosure:
Interest paid in cash		-	-	-

The accompanying notes are an integral part of these consolidated financial statements

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
The Company is in the mineral exploration business. Since inception, the Company has been in the process of exploring its mineral properties and has not yet determined whether the properties contain proven reserves that are economically recoverable. To date, the Company is considered to be in the exploration stage and operating in a single segment based upon the Company’s organizational structure, the way in which its operations are managed and evaluated, the availability of separate financial results and materiality considerations.

The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company has not generated any operating revenues to date. The Company has incurred recurring operating losses and requires additional funds to meet its obligations and maintain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are to raise equity financing as required.

These consolidated financial statements do not include any adjustments that might result from this uncertainty and have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

2.	Significant Accounting Policies

(a)	Principles of Accounting

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited. Collectively, they are referred to herein as “the Company”. Significant inter-company accounts and transactions have been eliminated.

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

2.	Significant Accounting Policies (cont’d)

(c)	Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents at December 31, 2005 and 2004.

(d)	Available-for-Sale Securities

The Company’s available-for-sale securities consist of shares of common stock of one publicly traded company and are stated at fair value. The cost of these securities is $13,500 at December 31, 2005 and the gross unrealized holding losses of $6,750 is included in accumulated other comprehensive income (loss) at December 31, 2005. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. All unrealized holding losses at December 31, 2005 are on securities held less than 12 months. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

(e)	Mineral Properties and Exploration Expenses

Mineral property acquisition, exploration and development costs are charged to operations as incurred until such time that proven or probable ore reserves are determined. At such time that proven or probable reserves are established, the Company will capitalize all costs to the extent that future cash flow from ore reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2005, the Company did not have proven or probable reserves. Exploration activities conducted jointly with others are reflected at the Company’s proportionate interest in such activities.

(f)	Asset Retirement Obligations

The Company has adopted Standard of Financial Accounting Standards (“SFAS”) No. 143, Accounting for Asset Retirement Obligations which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred. SFAS No. 143 requires to record a liability for the present value of the estimated site restoration costs with corresponding increase to the carrying amount of the related long-lived asset. The liability will be accreted and the asset will be depreciated over the life of the related assets. Adjustments for changes resulting from the passage of time and changes to either the timing or amount of the original present value estimate underlying the obligation will be made. As at December 31, 2005 and 2004, the Company does not have any asset retirement obligations.

2.	Significant Accounting Policies (cont’d)

Costs associated with environmental remediation obligation are accrued at the most likely estimate when it is probable that such costs will be incurred and they can be reasonably estimated. There are no environmental remedial obligations recorded at December 31, 2005 or 2004.

(g)	Stock-Based Compensation

The Company has adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-based Compensation; as amended by SFAS No. 148, Accounting for Stock-Based Compensation - Transition and disclosure - Amendment of SFAS No. 123. SFAS No. 123 encourages, but does not require, companies to adopt a fair value based method for determining expense related to employees’ stock-based compensation. The Company continues to account for stock-based compensation issued to employees and directors using the intrinsic value method as prescribed under Accounting Principles Board (‘APB”) Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations.

(h)	Advertising Expenses

The Company expenses advertising costs as incurred. The Company did not incur any advertising expenses for the years ended December 31, 2005 and 2004.

(i)	Foreign Currency Transactions

The Company’s reporting currency is the U.S. Dollar. Foreign Subsidiaries utilize the functional currency applicable to the country in which they operate. The Company translates assets and liabilities of its foreign subsidiaries at the rate of exchange throughout the year. Gains or losses from these translations, if significant, are reported as a separate component of other comprehensive income, until all or a part of the investment in the subsidiary is sold or liquidated. Translation adjustments do not recognize the effect of income tax because the Company expects to reinvest the amounts indefinitely in operations. Transaction gains that arise from exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in general and administrative expenses in the consolidated statements of operations. Such amounts were not material in 2005, 2004 or 2003.

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

2.	Significant Accounting Policies (cont’d)

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

The amount of the impairment loss to be recorded is calculated by the excess of the asset’s carrying value over its fair value. Fair value is generally determined using a discounted cash flow analysis. The Company has not recognized any impairment losses through December 31, 2005.

(l)	Income Taxes

The Company has adopted the Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

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

2.	Significant Accounting Policies (cont’d)

Historically, the Company has not entered into derivative contracts either to hedge existing risks or for speculative purposes.

(n)	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. The Company has adopted Statement of Financial Accounting Standards No. 128 (SFAS 128), Earnings Per Share. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2005, 2004 and 2003 because all potentially dilutive securities, i.e., stock options and warrants, are anti-dilutive because of the Company’s net losses.

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

In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions. SFAS No. 152 amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. SFAS No. 152 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 152 will not have a material impact on the Company's financial statements.

2.	Significant Accounting Policies (cont’d)

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

The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc. (“Lessors”) for exploration for platinum group metals (“PGM”), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana. The agreement covers an area of approximately 903 acres, in nine unpatented claims and 34 patented claims in Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years.

(d)	Aurora-Trend Stillwater Venture

On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company (“Trend”) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements. After several extensions to the Letter of Intent, an agreement entitled “Aurora-Trend Stillwater Venture Agreement” (“A-TSV”) was signed with an effective date of January 1, 2005.

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

Consideration paid, or to be paid, by Trend to the Company include: 50,000 shares of Trend’s common stock on signing of the Agreement (received in 2005 and recorded at fair value of $13,500; included in other income); $20,000 in cash and 20,000 shares of Trend’s common stock on the first anniversary date, January 1, 2006; and $20,000 in cash or equivalent value in shares of Trend’s common stock each year starting on the second anniversary date (January 1, 2007) until Trend has spent the agreed upon sum of $2 million. During 2005 Trend spent $256,830 plus allowable costs of $12,842 for general and administrative charges. No joint venture has been formed as of December 31, 2005, as Trend has not met the terms of the agreement.

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

5.	Stock Option Plan (cont’d)

The weighted-average fair value of the options granted in 2002 was estimated at $0.12 using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 4.3%, dividend yield of 0%, volatility of 135%, and expected lives of approximately four (4) years.

Stock option information for the years ended December 31, 2005 and 2004 is as follows:

	Shares	Weighted Average Exercise Price

Options outstanding and exercisableat December 31, 2004 and 2003	1,100,000	$0.15
Forfeited	(100,000)	$(0.15)
Options outstanding and exercisable at December 31, 2005	1,000,000	$0.05

Outstanding stock options as at December 31, 2005 were 1,000,000 comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company. These stock options were re-priced to an exercise price of $0.05 by Directors’ consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company’s common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company’s common stock over the exercise price. At the date of repricing the options were accounted for as variable stock option awards.

The weighted average remaining contractual life of stock options outstanding and exercisable as at December 31, 2005 is 13.5 months.

Each stock option entitles the holder to acquire one common share of the Company.

6.	Share Purchase Warrants

Share purchase warrants outstanding as at December 31, 2005 and 2004:

Number of shares	Exercise Price	Expiry Date

1,000,000	$0.15	April 23, 2007

Each warrant entitles the holder to purchase one common share of the Company. In

6.	Share Purchase Warrants (cont’d)

April 2006, 300,000 of these warrants were exercised and the Company received proceeds of $45,000 and issued 300,000 shares of its common stock.

7.	Subsequent Events

Subsequent events not disclosed elsewhere in these financial statements are as follows:

People’s Republic of China

In late 2005 and early 2006 the Company carried out due diligence and negotiations for an agreement on gold mining operations held by Penglai City Hexi Gold Mine Company Limited (“Hexi” - a private company) and Mr. Wang Zhi Qiang (“Wang”), principal shareholder of Hexi. The principals of a second private company, Golden Phoenix Resources Asia Limited (“GPRA”), had introduced the opportunity to the Company and assisted in the assessment of Hexi’s operations which produce approximately 30,000 ounces of gold per annum from underground mines, and are located in Shandong Province in the People’s Republic of China (“PRC”).

A Memorandum of Agreement (“MOA”) was signed by the Company, GPRA and Hexi on February 20, 2006. Under the terms of the MOA, the Company was to carry out an exploration program at a cost of $1.5 million over a period of approximately 18 months. If the results of the exploration program were acceptable to the Company the MOA provided that a Valuation of the Hexi assets was to be performed. The Valuation was to determine the number of shares to be issued by the Company to Wang for contributing 90% of the Hexi assets to a joint venture company to be formed. The balance of 10% would be held by Wang in accordance with PRC law. GPRA was to receive 20% of Wang’s shares in the Company. Subsequently, the Company was to be renamed and steps taken to achieve a public listing on the TSX-Venture Exchange in Toronto, Canada.

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

Debt Settlement

In January 2006, the Company entered into debt settlement agreements with J.A.A. James and A. Cameron Richardson. J.A.A. James was issued 1,000,000 shares of common stock of the Company at $0.10 per share in settlement of amounts owed totaling $100,000 (included in accounts payable and accrued expenses - related parties at December 31, 2005). A. Cameron Richardson was issued 600,000 shares of common stock of the Company at $0.10 per share in settlement of amounts owed totaling $60,000 (included in accounts payable and accrued expenses - related parties at December 31, 2005).

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

10.10	Letter of Termination between Aurora Metals (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibit 10.2.2, dated September 11, 2000. *

10.11	Subscription Agreement between Aurora Metals (BVI) Limited and Billiton E&D 3 B.V., dated January 29, 2001.*

10.12	Option Agreement between Aurora Metals (BVI) Limited and Billiton UK Resources B.V.*

10.13	License Agreement between Aurora Metals (BVI) Limited, Crystal Coding Limited and Malcolm Warwick and 650089 B.C. Ltd., dated November 22, 2002.*

10.14	Mountain View Lease Agreement.*

10.15	First Amending Agreement to the Mountain View Lease Agreement.*

10.16	Basal Zone Lease Agreement.*

10.17	Letter of Intent between Aurora Metals (BVI) Limited and Trend Mining Company, dated September 20, 2004.*

10.18	Letter dated November 18, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to December 17, 2004.*

10.19	Letter dated December 17, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to January 14, 2005.*

10.20	Letter dated January 14, 2005, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to February 18, 2005.*

10.21	Aurora-Trend Stillwater Venture Agreement, joint venture between Aurora Metals (BVI) Limited and Trend Mining Company, dated January 1, 2005.*

10.22.1	Memorandum of Agreement among Aurora Metals (BVI) Limited, Golden Phoenix Resources Asia Limited, Penglai City Hexi Gold Mine Limited and Mr. Wang Zhi Qiang, dated February 20, 2006. *

10.23	Stillwater Complex - Location Map

10.24	Stillwater Complex - Regional Location Map

10.25	Stillwater Complex, Montana, U.S.A. - Complete Land Status

10.26	Stillwater River Area, Montana, U.S.A. - Complete Land Status

11.1	Corporate Governance Principles. *

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Previously filed

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this amendment to its report on Form 20 F for the year ended December 31, 2005 to be signed on its behalf by the undersigned, thereunto duly authorized.

AURORA METALS (BVI) LIMITED
(Registrant)

Date:	June 13, 2007	BY:	/s/ John A.A. James
John A.A. James
Director and President

Date:	June 13, 2007	BY:	/s/ A. Cameron Richardson
A. Cameron Richardson
Director and Chief Financial Officer

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:	June 13, 2007	BY:	/s/ John A.A. James
John A.A. James
Director and President

Date:	June 13, 2007	BY:	/s/ A. Cameron Richardson
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

mill site claim	Mill site claims up to five (5) acres in area may be located on non-mineral ground for the purpose of erecting a mill, treatment plant or smelter facility.

Mississippi Valley - type deposit	A stratabound deposit of lead and/or zinc minerals in carbonate rocks, e.g., dolomite, limestone and marl, together with associated barite and fluorite.

patented mining claim
Patent to a mining claim is issued by the federal government through the U.S. Bureau of Land Management (“BLM”) and title thereto is incontestable after a period of six years. The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of the Patent Application containing specified information, statements, and affidavits to the BLM state office. Patenting is a long and arduous process.

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

Proven (measured) reserves
As defined by the SEC: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drillholes; grade and/or quality are computed from the results of sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

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

sedimentary- exhalative (“sedex”) deposit
Sedex deposits are comprised of base metal sulfides that were deposited upon the seafloor from metal-bearing fluids that discharged through a fracture system in the seabed. Sedex deposits are typically interbedded with sedimentary rocks which is taken as evidence that the sulfides were deposited simultaneously with these sediments.

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

unpatented claim
May refer to four types of claims: lode mining, placer mining, mill site, or tunnel site. The validity of a claim depends upon compliance with all applicable federal and state mining laws. A specific requirement is to file precise required documents and payment of $100 per claim with the U.S. Bureau of Land Management (“BLM”) each year otherwise the claim(s) will be automatically and irretrievably voided.

vein	Mineral filling of a fault or other fracture in tabular or sheet-like form.