Form 20-F
period 2006-12-31
AURORA METALS BVI LTD
filed 2007-07-03
CIK 1117073

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

( ) REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
                                       OR
( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from _________ to _________.
                                       OR
( ) SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     Date of event requiring this shell company report.........
     For the transition period from ________ to _______

                         Commission File Number: 0-30816

                           AURORA METALS (BVI) LIMITED
             (Exact name of Registrant as specified in its charter)

                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of Incorporation or Organization)

                P.O. BOX 27494, DENVER, COLORADO, USA 80227-0494
                     (Address of Principal executive office)

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

As at June 25, 2007 and December 31, 2006 there were 19,981,476 Common Shares outstanding.

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

YES [ ]  NO [X]

                           AURORA METALS (BVI) LIMITED
                                TABLE OF CONTENTS

PART I
  GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . .    4
  FORWARD LOOKING STATEMENTS  . . . . . . . . . . . . . . . . . . . . .    4

  ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS. . .    4
  ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE. . . . . . . . . .    5
  ITEM 3.    KEY INFORMATION. . . . . . . . . . . . . . . . . . . . . .    5
  ITEM 4.    INFORMATION ON THE COMPANY . . . . . . . . . . . . . . . .    8
  ITEM 4A    UNRESOLVED STAFF COMMENTS. . . . . . . . . . . . . . . . .   13
  ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS . . . . . . .   14
  ITEM 6.    DIRECTORS AND SENIOR MANAGEMENT AND EMPLOYEES. . . . . . .   16
  ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS. . . . .   21
  ITEM 8.    FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .   22
  ITEM 9.    THE OFFER AND LISTING. . . . . . . . . . . . . . . . . . .   22
  ITEM 10.   ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . .   24
  ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
             MARKET RISK. . . . . . . . . . . . . . . . . . . . . . . .   28
  ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES . .   28

PART II

  ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES. . . . . .   28
  ITEM 14.   MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS. . . . . . . . . . . . . . . . . . . . . .   28
  ITEM 15.   CONTROLS AND PROCEDURES. . . . . . . . . . . . . . . . . .   28
  ITEM 16.   (RESERVED) . . . . . . . . . . . . . . . . . . . . . . . .   29
  ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT . . . . . . . . . . . . .   29
  ITEM 16B.  CODE OF ETHICS . . . . . . . . . . . . . . . . . . . . . .   29
  ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES . . . . . . . . . .   30
  ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR
             AUDIT COMMITTEES . . . . . . . . . . . . . . . . . . . . .   31
  ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND
             AFFILIATED PURCHASERS. . . . . . . . . . . . . . . . . . .   31

PART III

  ITEM 17.   FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . .   31
  ITEM 18.   FINANCIAL STATEMENTS (NOT APPLICABLE). . . . . . . . . . .   32
  ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . . . . . .   32

SIGNATURES. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   36

APPENDIX A TO PART I, ITEM 4.

GLOSSARY OF GEOLOGICAL TERMS. . . . . . . . . . . . . . . . . . . . . .   37

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

These forward-looking statements appear in a number of places in this document and include, but are not limited to, statements about: our market opportunity; revenue generation; our strategies; competition; expected activities and expenditures as we pursue our business plan; the adequacy of our available cash resources; general business and economic conditions and governmental policies affecting the agricultural industry in localities where the Company or its customers operate; weather conditions; the impact of competitive products; pressure on prices realized by the Company for its products; constraints on supplies of raw materials used in manufacturing certain of the Company's products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving, or increased costs of obtaining or satisfying conditions that require governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; the effects of and change in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; conduct of operations in politically and economically less developed areas of the world and the costs and effects of legal proceedings, including environmental and administrative proceedings involving the Company as more fully set forth in item "3D - Risk Factors" and "Item 5 - Operating and Financial Review and Prospects" and factors reported from time to time in the Company's Securities and Exchange Commission reports.


ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

A.   DIRECTORS AND SENIOR MANAGEMENT

     Not Applicable.

B.   ADVISORS

     Not applicable

C.   AUDITORS

     Not applicable

ITEM 2.     OFFER STATISTICS AND EXPECTED TIMETABLE

A.   OFFER STATISTICS

     Not Applicable

B.   METHOD AND EXPECTED TIMETABLE

     Not Applicable


ITEM  3.  KEY  INFORMATION

A.   SELECTED FINANCIAL DATA

The Company has not generated any operating revenues to date. Since incorporation it has been inactive as far as mining activities are concerned. The Company's plans, funding requirements, sources and alternatives relating thereto are presented and discussed in Item 5. " Operating and Financial Review and Prospects ". Any selected data presented here will be merely repetition of that contained within the financial statements under Part III hereof and not necessarily indicative of the future results of operations or financial performance of the Company.

The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company's Audited Financial Statements and Notes thereto for the period ended December 31, 2006 and "Operating and Financial Review and Prospects " included elsewhere herein.

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

----------------------------------------------------------------------------------------------------------------
                               FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
                                (EXPRESSED IN U.S. DOLLARS UNLESS OTHERWISE INDICATED)
----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
Period Type                              12 Months      12 Months      12 Months      12 Months      12 Months
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Fiscal Year End                        Dec 31, 2006   Dec 31, 2005   Dec 31, 2004   Dec 31, 2003   Dec 31, 2002
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Period Start                           Jan 01, 2006   Jan 01, 2005   Jan 01, 2004   Jan 01, 2003   Jan 01, 2002
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Period End                             Dec 31, 2006   Dec 31, 2005   Dec 31, 2004   Dec 31, 2003   Dec 31, 2002
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Current Assets                               28,394         11,813         32,801            737         32,486
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Total Assets                                 28,394         11,813         32,801            737         32,486
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Current Liabilities                         112,282        175,058         80,777         33,850          2,268
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Common Stock                                199,815        180,815        175,481        164,631        158,191
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Other Equity                               (283,703)      (344,060)      (217,757)      (197,744)      (127,973)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Total Liability and Equity                   28,394         11,813         32,801            737         32,486
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Other Expenses                              119,936        239,229        176,913        288,706        227,812
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Income (Loss) Pre-tax                      (119,936)      (239,229)      (176,913)      (288,706)      (227,812)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Income (Loss) Continuing                   (119,936)      (239,229)      (176,913)      (288,706)      (227,812)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Discontinued                                      0              0              0              0              0
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Net Income (Loss)                          (119,936)      (239,229)      (176,913)      (288,706)      (227,812)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
EPS Basic                                     (0.00)         (0.01)         (0.01)         (0.02)         (0.01)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
EPS Diluted                                   (0.00)         (0.01)         (0.01)         (0.02)         (0.01)
-------------------------------------  -------------  -------------  -------------  -------------  -------------
Common Shares Issued and Outstanding     19,981,476     18,081,476     17,548,076     16,463,076     15,819,126
----------------------------------------------------------------------------------------------------------------

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

The Company's wholly-owned subsidiary, Crystal Coding Limited, which was incorporated on November 23, 2001 as 637700 BC Ltd subsequently changed to Crystal Coding Limited on June 6, 2002, is in compliance with all the rules and regulations of the British Columbia Company Act.

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

B.   BUSINESS OVERVIEW

The Company currently has an interest in one project consisting of two separate land leases in Stillwater Montana (the "Stillwater Complex"). There are no known reserves on the Stillwater Complex.

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

Expenditure on data assembly and matters associated with the lease agreements in the year ended December 31, 2006 was $18,921 (December 31, 2005 - $12,723).

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

Considerations paid, or to be paid, by Trend to the Company include: the issue of 50,000 shares of Trend's common stock on signing of the Agreement (done); $20,000 in cash and 20,000 shares of Trend's common stock on the first anniversary date (done); and $20,000 in cash or equivalent value in shares of Trend's common stock annually beginning on the second anniversary date until Trend has spent the agreed sum of $2 million.

During 2006 Trend spent $99,988 plus allowable costs of $4,995 for general and administrative charges, and made cash and/or share issues as required. Trend's expenditure through December 31, 2006 was $354,557 plus allowable administrative charges of $17,728, a total of $372,285 compared with the aggregate of $500,000 required under the A-TSV. In 2006, Trend was unable to carry out field and drilling programs because the US Forest Service instituted a moratorium on such work in the areas covered by the leases to prevent wild fires. The Company and Trend agreed that this action by the US Forest Service constituted "force majeur" under the terms of the A-TSV.

LOCATION AND ACCESS

The Stillwater Complex is located approximately 90 miles southwest of Billings, Montana, at the northern edge of the Beartooth Mountains, in south-central Montana. The general location and regional location of the Stillwater Complex are shown on Exhibits 10.23 and
10.24 to this Annual Report. The complete land status for the Stillwater Complex is shown on Exhibit 10.25 and the complete land status for the Stillwater River Area is shown on Exhibit 10.26 to this Annual Report.

Access to the Stillwater Complex properties, once off public thoroughfares, is via roads maintained and operated by Stillwater Mining Company (SMC). SMC has a mining and treatment plant and associated infrastructure at the valley floor and underground accesses at various intervals above that horizon on the western and
eastern sides.   The Company is subject to federal regulations and SMC's rules with regard to induction, screening and escorting of the Company's exploration and other personnel. The general public does not have access to the Company's properties.

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

STILLWATER COMPLEX - EXPLORATION HISTORY

MOUNTAIN VIEW AND BASAL ZONE LEASE AGREEMENTS - PLATINUM GROUP METALS

Estimates of mineralized material shown below were included in a valuation of the properties by an independent consultant in December 2000 when the properties were held by a joint venture between Chrome Corporation of America ("CCA") and Idaho Consolidated Minerals Corporation. The estimates were not subject to consideration of mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors and should not be construed as reserves. Within the areas covered by the Lease Agreements the data from exploration to date are insufficient to prepare estimates of reserves in conformance with the requirements of the SEC

(a) Mountain View Lease, Mountain View Block, A and B Chromitites, four shallow drill holes drilled by CCA in 1988, and one deep hole drilled by Phelps Dodge Corporation in 1990; and

(b) Basal Zone Lease, Crescent Creek, A and B Chromitites, 11 shallow drill holes drilled by the Anaconda Minerals Company ("Anaconda") in 1979 and 1982, eight shallow drill holes drilled by CCA in 1986 and 1987, one deep hole drilled by Phelps Dodge Corporation in 1990 and four intermediate depth holes drilled by Pan Palladium USA Inc. ("PPD") in 2003.

The VEZ on the Mountain View Lease was considered as having potential for mineralized material but there had been no previous drilling into the anomaly.

The A and B Chromitites in Nye Basin were also considered to have potential for mineralized material based on results from exploration in 1985 by the Anaconda Minerals Company ("Anaconda") which drilled five holes.

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

PROPOSED EXPLORATION TARGETS AND RESULTS - AURORA-TREND STILLWATER VENTURE - 2005/2006

Under the A-TSV Trend intended to carry out exploration on the following targets in 2005/2006:

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

2005 EXPLORATION

In 2005, one core hole was drilled in the Nye Basin, east of the Stillwater River, with the intention of intersecting the B Chromitite. The hole, declined at 45 degrees to a depth of 381 feet, did not intersect the target because of faulting.

In 2005, one core hole was drilled into the VEZ horizon, declined at 58 degrees to a depth of 600 feet. The hole intersected some 250 feet of altered rocks containing up to 2% sulfides with ubiquitous disseminated magnetite and copper and iron sulfides. Despite the favorable alteration mineralogy and rock types the content of PGMs was low, indicating no mineralization of economic potential. Coherent intercepts cannot be quoted because of the many intervals in which PGM values were below detection limits.

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

The geologist in charge of exploration by Trend in 2005 and 2006 was James Ebisch, BS Geology and MS Geology, Registered Professional Geologist No. 928 in Oregon, who has 25 years experience. It is anticipated that Mr. Ebisch will direct Trend's future exploration activities.

2006 EXPLORATION

Trend intended to carry out further preliminary exploration field work and drilling on all three targets but was prevented from doing so because of a moratorium on field work imposed on the leases by the US Forest Service. Exploration activities carried out under the A-TSV on the Stillwater Complex are as approved by the U.S. Forest Service.

Detailed plans will not be prepared unless the results from preliminary exploratory drilling on the A and B Chromitites, and the VEZ horizon, so warranted.

Trend's assessment of the Mouat Mine copper-nickel deposit is that drilling to outline sections with above average grades is warranted. Further attempts to twin Anaconda's holes were to have been made. Trend expected to fund the exploration and other studies from private placements as it did in 2005.

Trend engaged consultants to reinterpret and reassess geological data, commence modeling and examine the economics of the Mouat copper-nickel deposit. This work comprised tha bulk of its expenditure under the A-TSV in 2006.

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

The MOA required that all approvals and consents of governmental authorities in the PRC and registration requirements be completed by May 7, 2006 or the Company and GPRA, or Wang and Hexi, were entitled to terminate the MOA by notice to the other. As of December 31, 2006 no notice had been issued by either party. In the meantime, Wang issued vague written and verbal indications of dissatisfaction with the terms of the MOA to which he is a signatory. As a consequence, while the Company was prepared to abide by the MOA it has now lapsed.

Despite the uncertainty regarding Hexi, the Company continued to examine other opportunities for investment within the PRC during the first six months of 2006 before ceasing its efforts because of difficulties in establishing title, reaching and registering agreements.

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

The 2006 consolidated financial statements present the Company's results of operations and its financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles ("U.S. GAAP").

A.   OPERATING RESULTS

These consolidated financial statements present information regarding the financial position and results of operations for the last three years.

The Company has not generated any operating revenues to date.

Operating results for the years ending December 31, 2006, 2005, 2004, 2003 and 2002 are tabulated below:

                                                           YEAR ENDING
        DESCRIPTION          DEC 31, 2006   DEC 31, 2005   DEC 31, 2004   DEC 31, 2003   DEC 31, 2002
Profit (Loss)                    (119,936)      (239,229)      (176,913)      (288,706)      (227,812)
Profit (Loss) per share
- basic and diluted                 (0.00)         (0.01)         (0.01)         (0.02)         (0.01)
General and Administration         53,858         77,906         28,570         21,699         27,801
Legal                              14,487            543          1,739         20,892          2,455
Accounting and audit               21,970         10,942          7,060         13,131         14,448
Exploration                             -              -          7,112          5,011        105,620

B.   LIQUIDITY AND CAPITAL RESOURCES

On December 31, 2006 the Company had cash of $4,874 (December 31, 2005 $4,957; December 31, 2004 $32,695; December 31, 2003, $737; December 31, 2002, $32,486).
Working capital surpluses (deficiencies) were ($83,888), ($163,245) ($47,276), ($33,313), and $30,218, at December 31, 2006, 2005, 2004, 2003, and 2002,
respectively. Total liabilities were $112,282, $175,058, $80,077, $33,850, and $2,268, at December 31, 2006, 2005, 2004, 2003, and 2002, respectively.

Financing activities during the twelve months ended: December 31, 2006 - $45,000 from the issue of 300,000 shares on exercise of stock purchase warrants; December 31, 2004 - $150,000 from the issue of 1,000,000 shares in a private placement; December 31, 2003 - nil; and December 31, 2002 $150,000 from the issue of 750,000 shares in a private placement.

The Company is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of its properties. There are no known reserves on the Company's Stillwater Complex project. The continued operations of the Company and the recoverability of mineral property costs are dependent upon the ability of the Company to obtain necessary financing to confirm the existence of mineral reserves, and, if warranted, complete development and subsequently establish mines. Detailed exploration plans will not be developed unless warranted by the results of Trend's preliminary exploration activities.

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

PLANS FOR YEAR 2007

The Company's plans for year 2007 center on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious metals; and exploration on the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. through the Aurora-Trend
Stillwater Venture.   The Company will require approximately $175,000 for
corporate, legal, accounting, administrative and resource-related expenses through year 2007.


APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of its financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses. The Company's accounting policies are described in note 2 to its consolidated financial statements. The Company's accounting policies relating to mineral properties and exploration expenses are critical accounting policies that are subject to estimates and assumptions regarding future activities.

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2006, 2005, 2004 and 2003, the Company did not have proven reserves. Costs of initial acquisition of mineral rights and concessions are capitalized until the properties are abandoned or the right expires. Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities

Generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of the capitalized property, plant and equipment. This assessment is based on whether factors that may indicate the need for a write-down are present. If the Company determines there has been impairment, then the Company would be required to write-down the recorded value of its property, plant and equipment costs which would reduce the Company's earnings and net assets.

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


ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

The following table lists the names and positions of the executive officers and directors of the Company as of June 25, 2007 and December 31, 2006. All executive officers and directors have been elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to each individual are set forth below the table.

--------------------------------------------------------------------------------------------------------
NAME                                                       POSITION
---------------------  ---------------------------------------------------------------------------------
John A. A. James       Age 67, mining engineer, President and Director since May 17, 2000. Vice
                       President of JAMine, Inc., a consulting company providing engineering and management services to the mining industry, since 1988.  Prior positions were held in corporate and mine management, construction, planning and development from 1969 to present.  Engaged on business associated with the
                       Company for approximately 40% of 2006.
---------------------  ---------------------------------------------------------------------------------
A. Cameron Richardson  Age 54, Controller since October 1997, Director and Chief Financial Officer since May 17, 2000. Chief Financial Officer of Aurora Gold Corporation (April
                       1998 to present), Chief Accounting Officer (June 1997 to present), Secretary
                       (April 1998 to present) and President (May 4, 2001 to February 27, 2006).
                       Director, Secretary and Chief Financial Officer of Aurora Metals (BVI) Limited
                       (May 2000 to present). Secretary of Eurasia Gold Fields, Inc (September 2000 to
                       present), Director (June 2006 to present). Director of La Plata Gold Corporation
                       (July 1997 to July 2003 and from June 2005 to present), Chief Financial Officer
                       (August 2000 to September 2006), Secretary (April 1998 to September 2006).
                       President and Director of Soil Biogenics Limited (August 2002 to July 2003),
                       Secretary (August 2002 to July 2003 and September 2004 to present). Held accounting positions with various Canadian resource companies (1981 to 1997)
--------------------------------------------------------------------------------------------------------

There are no family relationships between any of the executive officers.

B.   COMPENSATION

The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last five (5) completed fiscal years:

-----------------------------------------------------------------------------------------------------------
                                                                         LONG-TERM COMPENSATION
                                                              ---------------------------------------------
                                  ANNUAL COMPENSATION                  AWARDS               PAYMENTS
                            --------------------------------  ------------------------  -------------------
                                                                           SECURITIES
                                                                             UNDER-                  ALL
                                               OTHER ANNUAL   RESTRICTED      LYING                 OTHER
                                                  COMPEN-        STOCK      OPTIONS/      LTIP     COMPEN-
    NAME AND         YEAR   SALARY   BONUSES      SATION       AWARD(S)       SARS       PAYOUTS    SATION
PRINCIPAL POSITION            ($)      ($)          ($)           ($)          (=)         ($)       ($)
       (a)            (b)     (c)      (d)          (e)           (f)          (g)         (h)       (i)
-------------------  -----  -------  --------  -------------  -----------  -----------  ---------  --------
John A.A.             2006      -0-       -0-        25,000   None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
James                 2005      -0-       -0-      50,000(1)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
President and         2004      -0-       -0-      50,000(2)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
Director              2003      -0-       -0-      50,010(3)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
                      2002      -0-       -0-      75,250(4)  None             500,000  None            -0-
-------------------  -----  -------  --------  -------------  -----------  -----------  ---------  --------
A. Cameron            2006      -0-       -0-        10,000   None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
Richardson            2005      -0-       -0-      30,000(5)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
Director, CFO &       2004      -0-       -0-      30,000(6)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
Secretary             2003      -0-       -0-      30,000(7)  None                 -0-  None            -0-
                     -----  -------  --------  -------------  -----------  -----------  ---------  --------
                      2002      -0-       -0-      57,925(8)  None             500,000  None            -0-
-----------------------------------------------------------------------------------------------------------

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

-------------------------------------------------------------------------------------
                        OPTION/SAR GRANTS IN FISCAL YEAR 2006
                                 (Individual Grants)
-------------------------------------------------------------------------------------
                                        PERCENT OF
                         NUMBER OF    TOTAL OPTIONS/
        NAME             SECURITIES    SARS GRANTED    EXERCISE OR
        (a)              UNDERLYING    TO EMPLOYEES        BASE
                        OPTION/SARS      IN FISCAL        PRICE      EXPIRATION DATE
                        GRANTED (#)        YEAR           ($/Sh)         (M/D/Y)
                            (b)             (c)            (d)             (e)
----------------------  ------------  ---------------  ------------  ----------------
John A.A. James(1)          None           None            None            None
----------------------  ------------  ---------------  ------------  ----------------
A. Cameron Richardson
(1)                         None           None            None            None
-------------------------------------------------------------------------------------

Note:

(1)  No options were granted in 2006.

AGGREGATED OPTION/SAR EXERCISES AND FISCAL YEAR-END OPTION/SAR VALUE TABLE

The following table sets forth information concerning each exercise of stock options (or tandem SARs) and freestanding SARs during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options and SARs, on an aggregated basis.

-----------------------------------------------------------------------------------
           AGGREGATED OPTION/SAR EXERCISE IN LAST FISCAL YEAR AND FY-END
                                 OPTION/SAR VALUES
-----------------------------------------------------------------------------------
                                                   NUMBER OF
                                                   SECURITIES         VALUE OF
                                                   UNDERLYING       UNEXERCISED
                                                  UNEXERCISED       IN-THE-MONEY
                           SHARES                 OPTIONS/SARS      OPTIONS/SARS
                          ACQUIRED      VALUE    AT FY-END ($)   AT FY-END ($0.17)
                        ON EXERCISE   REALIZED    EXERCISABLE/      EXERCISABLE/
NAME                        (#)          ($)     UNEXERCISABLE     UNEXERCISABLE
(a)                         (b)          (c)          (d)               (e)
----------------------  ------------  ---------  --------------  ------------------
John A.A. James         None          None        500,000 / Nil  $     60,000 / Nil
----------------------  ------------  ---------  --------------  ------------------
A. Cameron Richardson   None          None        500,000 / Nil  $     60,000 / Nil
-----------------------------------------------------------------------------------

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

The Board's duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone four (4) times during 2006.

MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES

The Company's Board of Directors does not have a nominating committee or committee performing similar functions. During the fiscal year ended December 31, 2006 the entire Board of Directors acted as the Company's Compensation Committee. The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company's year-end financial statements and other such matters relating to the Company's financial affairs as its members deem appropriate. During 2006 the Compensation Committee held two (2) meetings by telephone conference call and the Audit Committee held two (2) meetings by conference calls.

The Audit Committee has discussed matters in the audited consolidated financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor's independence. Based on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of Messrs. John A.A. James and A. Cameron Richardson.

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

D.   EMPLOYEES

As of December 31, 2006 the Company had two (2) part-time employees (2005 - 2, 2004 - 2, 2003 - 2, 2002 - 2).

E.   SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the Company's directors and officers in common as at June 25, 2007. As at June 25, 2007 the Company had 19,981,476 shares of Common Stock issued and outstanding.

---------------------------------------------------------------------------
                                            SHARES OF COMMON   APPROXIMATE
       OFFICERS AND DIRECTORS              STOCK BENEFICIALLY   PERCENTAGE
     NAME OF BENEFICIAL OWNER(1)                 OWNED            OWNED
-----------------------------------------  ------------------  ------------
John A.A. James,
2055 South Ingalls Way,
Lakewood, Colorado.
U.S.A. 80227-2515                                   2,646,627        13.25%
-----------------------------------------  ------------------  ------------
A. Cameron Richardson,
1505-1060 Alberni Street,
Vancouver, B.C. Canada V6E 4K2                      1,057,500         5.29%
-----------------------------------------  ------------------  ------------

TOTAL - OFFICERS AND DIRECTORS(2 persons)           3,794,127        18.54%
---------------------------------------------------------------------------

     (1) For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation - Options/SAR Grants Table on page 15.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The only beneficial ownerships known by the Company to exceed five percent (5%) of the Company's outstanding Common Stock as at December 31, 2006, and December 31, 2005, other than the shares owned by the officers and directors of the Company (see Item 6 - Directors, Senior Management and Employees - Section E Share ownership), was that held by the entity International Mining & Finance Corporation comprising 1,300,000 and 1,000,000 shares, , of the Company's Common Stock. representing 6.5% and 5.5% of the 19,981,476 and 18,081,476 shares of Common Stock then issued and outstanding, respectively.

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

C.   INTEREST OF EXPERTS AND COUNSEL

None

ITEM 8.   FINANCIAL INFORMATION

A    CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.

B.   SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual consolidated financial statements included in this document

ITEM 9.     THE OFFER AND LISTING

A.   OFFER AND LISTING DETAILS

Not applicable

B.   PLAN OF DISTRIBUTION

Not applicable

C.   MARKETS

The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since June 2001. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the years ending December 31, 2006, 2005, 2004, 2003 and 2002, and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions.

(a) For the five most recent financial years: the annual high and low market prices;

-----------------------
PERIOD
-----------       -----

2006 - High       $0.25
----------------  -----
2006 - Low        $0.09
----------------  -----
2005 - High       $0.23
----------------  -----
2005 - Low        $0.04
----------------  -----
2004 - High       $0.40
----------------  -----
2004 - Low        $0.08
----------------  -----
2003 - High       $0.50
----------------  -----
2003 - Low        $0.09
----------------  -----
2002 - High       $0.55
----------------  -----
2002 - Low        $0.05
-----------------------

(b) For the two most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

------------------------------------------------------------------------------
PERIOD           FIRST QUARTER  SECOND QUARTER   THIRD QUARTER  FOURTH QUARTER
---------------  -------------  ---------------  -------------  --------------
2007 - High ($)           0.15          0.10(1)             --              --
---------------  -------------  ---------------  -------------  --------------
2007 - Low ($)            0.10          0.05(1)             --              --
---------------  -------------  ---------------  -------------  --------------
2006 - High ($)           0.25            0.22            0.20            0.25
---------------  -------------  ---------------  -------------  --------------
2006 - Low ($)            0.09            0.10            0.10            0.15
---------------  -------------  ---------------  -------------  --------------
2005 - High ($)           0.23            0.16            0.14            0.12
---------------  -------------  ---------------  -------------  --------------
2005 - Low ($)            0.10            0.12            0.05            0.04
---------------  -------------  ---------------  -------------  --------------
2004 - High ($)           0.40            0.40            0.40            0.36
---------------  -------------  ---------------  -------------  --------------
2004 - Low ($)            0.17            0.20            0.12            0.08
------------------------------------------------------------------------------

Note:(1)The high and low bids for the Second Quarter of 2007 were for the period April 1, 2007 to June 25, 2007.

(c) For the most recent six months: the high and low market prices for each month;

--------------------------------
MONTH               HIGH    LOW
-----------------   -----  -----

June 2007           $0.09  $0.05
------------------  -----  -----
May 2007            $0.09  $0.08
------------------  -----  -----
April 2007          $0.11  $0.10
------------------  -----  -----
March 2007          $0.11  $0.10
------------------  -----  -----
February 2007       $0.12  $0.10
------------------  -----  -----
January 2007        $0.15  $0.10
--------------------------------

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

G.   STATEMENT BY EXPERTS

Our consolidated financial statements at December 31, 2006, and for the year then ended, appearing in this Form 20-F statement have been audited by Peterson Sullivan PLLC, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

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

I.   SUBSIDIARY INFORMATION

Not applicable

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has not entered into any derivative contracts either to hedge existing risks or for speculative purposes. The carrying amounts for cash and cash equivalents, marketable securities, deposits, advances and other, accrued interest and accounts payable and accrued expenses on the balance sheet approximate fair value because of the immediate or short-term maturity of these instruments. Fair value estimates are made at the balance sheet date based on relevant market information but involve uncertainties and therefore cannot be determined with precision. In order to limit its market risk, the Company diversifies its cash and investment holdings into U.S. treasury and agency obligations and major financial institutions and corporations. The fair values of investments in marketable securities are disclosed in Note 2 (d) to the Consolidated Financial Statements.

See the notes to the Consolidated Financial Statements in Item 17 Financial Statements and Item 5 Operating and Financial Review and Prospects for additional information.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEED

None

ITEM 15.   CONTROLS AND PROCEDURES

(a)  EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES.

     Based on their evaluation as of the end of the period covered by this Annual Report on Form 20-F, the Company's principal executive officer and principal financial officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange of 1934 (the "Exchange") are effective to ensure that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time period specified in Securities and Exchange Commission rules and forms except as noted below.

     In connection with the 2006 audit, our independent registered public accounting firm has advised us and our Board of Directors that there were material weaknesses in our internal controls and procedures. The identified material weaknesses primarily relate to the limited number of Company employees engaged in the authorization, recording, processing and reporting of transactions, as well as the overall financial reporting process.

(b)  MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

     Not currently applicable.

(c)  ATTESTATION REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     This annual report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

(d)  CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING.

     As a result of the weakness identified we have taken certain steps to correct the material weaknesses by enhancing our reporting process in the future. Enhancing our internal controls to correct the material weaknesses will result in increased costs to us.

     Except as set forth above, there were no other significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

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

ITEM 16C     PRINCIPAL ACCOUNTANT FEES AND SERVICES

Effective May 5, 2006, we dismissed our prior independent registered public accounting firm, Moore Stephens Ellis Foster Ltd. and retained as our new independent registered public accounting firm Peterson Sullivan PLLC. Moore Stephens International member firm Ellis Foster Ltd. had been our certifying independent public accountant since March 2000. Peterson Sullivan PLLC reported on our consolidated financial statements for the year ended December 31, 2005 and their report contained no adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles, except that the report was modified as to the Company's ability to continue as a going concern.

There were no "reportable events" as that term is described in Item 304(a)(1)(v) of Regulation S-B for the fiscal year 2004 and any subsequent period.

Effective May 5, 2006, the Company engaged Peterson Sullivan PLLC as our new independent registered public accounting firm to audit our consolidated financial statements. The appointment of Peterson Sullivan PLLC was recommended and approved by our board of directors. During our last two most recent fiscal years and the subsequent interim period to date hereof, we have not consulted Peterson Sullivan PLLC regarding either: (1) the application of accounting principles to a specified transaction, either complete or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject matter of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-B or a reportable event as described in Item 304(a)(1)(v) of Regulation S-B.

(a)  AUDIT FEES

The aggregate fees billed for professional services rendered by Peterson Sullivan PLLC, the independent registered public accounting firm for the Company, for the audit of the Company's annual consolidated financial statements and services normally provided by such accountants in connection with the Company's statutory and regulatory filings for the Company's fiscal year ended December 31, 2006 were $20,000 (2005 - $20,000).

(b)  AUDIT-RELATED FEES

The aggregate fees billed for assurance and related services by Peterson Sullivan PLLC. that are reasonably related to the performance of the audit or review of the Company's financial statements were $Nil for the Company's fiscal year ended December 31, 2006 (2005 - Nil).

(c)  TAX FEES

The aggregate fees billed for products and services rendered by Peterson Sullivan PLLC for tax compliance, tax advice and tax planning for the Company's fiscal ended December 31, 2006 were $Nil (2005 - $Nil).

(d)  ALL OTHER FEES

There were no additional fees billed for professional services rendered by Peterson Sullivan PLLC other than the fees reported in this Item 16C above for the Company's fiscal year ended December 31, 2006 (2005-Nil).

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

(f)  AUDITORS USE OF NON-PERMANENT EMPLOYEES

None of the hours expended by Peterson Sullivan PLLC on its engagement to audit the Company's financial statements for the fiscal year ended December 31, 2006, were performed by persons other than fulltime permanent employees of Peterson Sullivan PLLC.

ITEM 16 D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16 E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
            PURCHASERS

None.


                                    PART III

ITEM 17.    FINANCIAL STATEMENTS.

The Company has elected to comply with the financial statement requirement of this Item rather than Item 18. The consolidated financial statements filed as part of this Annual Report are listed in "Item 19 -Exhibits".

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

                                INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

----------------------------------------------------------------------------------------------------------
FINANCIAL STATEMENTS                                                                              PAGE
--------------------------------------------------------------------------------------------  ------------
Report of Independent Registered Public Accounting Firm                                           F-2
--------------------------------------------------------------------------------------------  ------------
Report of Independent Registered Public Accounting Firm                                           F-3
--------------------------------------------------------------------------------------------  ------------
Consolidated Balance Sheets                                                                       F-4
--------------------------------------------------------------------------------------------  ------------
Consolidated Statements of Operations                                                             F-5
--------------------------------------------------------------------------------------------  ------------
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)      F-6
--------------------------------------------------------------------------------------------  ------------
Consolidated Statements of Cash Flows                                                             F-9
--------------------------------------------------------------------------------------------  ------------
Notes to Consolidated Financial Statements                                                    F-10 to F-17
----------------------------------------------------------------------------------------------------------

[GRAPHIC OMITED]

     PETERSON SULLIVAN PLLC

CERTIFIED PUBLIC ACCOUNTANTS                 TEL 206.382.7777 * FAX 206.382.7700
601 UNION STREET, SUITE 2300                 http://www.pscpa.com
SEATTLE, WASHINGTON 98101

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
             -------------------------------------------------------


To the Board of Directors and Stockholders
Aurora Metals (BVI) Limited



We  have  audited  the accompanying consolidated balance sheets of Aurora Metals
(BVI) Limited (an exploration stage company) and Subsidiary ("the Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and comprehensive income (loss), and cash flows for the years then ended, and for the period from June 17, 1997 (date of inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company's financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, were audited by other auditors whose report, dated May 25, 2005, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to substantial doubt about the Company's ability to continue as a going concern. The financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, reflect a net loss of $1,687,130, which amount is included in the accumulated deficit as of December 31, 2006. The other auditors' report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, and for the period from June 17, 1997 (date of inception) to December 31, 2006, in conformity with accounting principles generally accepted in the United States.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not been able to generate any operating revenues or positive cash flows from operations to date and has an accumulated deficit of $2,046,295 at December 31, 2006. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/S/  PETERSON  SULLIVAN  PLLC


June  29,  2007
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

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)

Consolidated Balance Sheets
December 31, 2006 and 2005
(EXPRESSED IN U.S. DOLLARS)
-----------------------------------------------------------------------------------
                                                             2006          2005
-----------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
  Cash                                                   $     4,874   $     4,957
  Available for sale securities                               23,414         6,750
  Other                                                          106           106
-----------------------------------------------------------------------------------

TOTAL CURRENT ASSETS                                          28,394        11,813

MINERAL PROPERTY                                                   -             -
-----------------------------------------------------------------------------------

TOTAL ASSETS                                             $    28,394   $    11,813
===================================================================================

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued expenses                  $    12,290   $     5,549
  Accounts payable and accrued expenses - related
  parties                                                     81,421       169,509
  Deferred revenue                                            18,571             -
-----------------------------------------------------------------------------------

TOTAL CURRENT LIABILITIES                                    112,282       175,058
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)

SHARE CAPITAL - COMMON STOCK
  Authorized:
    50,000,000 common shares, par value $0.01
  Issued and outstanding:
    19,981,476 (2005 - 18,081,476) common shares             199,815       180,815

ADDITIONAL PAID-IN CAPITAL                                 1,775,049     1,589,049

DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE          (2,046,295)   (1,926,359)
ACCUMULATED OTHER COMPREHENSIVE LOSS                         (12,457)       (6,750)
-----------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY (DEFICIENCY)                            (83,888)     (163,245)
-----------------------------------------------------------------------------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)  $    28,394   $    11,813
===================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Operations
(EXPRESSED IN U.S. DOLLARS)
----------------------------------------------------------------------------------------------------------
                                              Cumulative from
                                                June 17, 1997           Year           Year           Year
                                               (inception) to          Ended          Ended          Ended
                                                  December 31    December 31    December 31    December 31
                                                         2006           2006           2005           2004
----------------------------------------------------------------------------------------------------------

GENERAL AND ADMINISTRATIVE EXPENSES
  Administrative and general                $        257,220   $     53,358   $     77,906   $     28,570
  Professional fees - accounting and audit            98,641         21,970         10,942          7,060
  Professional fees - legal                          141,747         14,487            543          1,739
  Consulting fees                                    271,947         35,000        100,615         57,612
  Stock based compensation                            59,500              -         50,000              -
----------------------------------------------------------------------------------------------------------
                                                    (829,055)      (124,815)      (240,006)       (94,981)

PROJECT DEVELOPMENT EXPENSES                        (235,291)       (10,346)        (7,198)       (40,000)
PROJECT FINDER'S FEE                                 (72,750)             -              -        (12,750)
EXPLORATION EXPENSES                                (910,329)             -              -         (7,112)
LEASE MAINTENANCE FEE                                (36,170)        (8,575)        (5,525)       (22,070)
OTHER INCOME                                          37,300         23,800         13,500              -
----------------------------------------------------------------------------------------------------------

NET LOSS FOR THE PERIOD                     $     (2,046,295)  $   (119,936)  $   (239,229)  $   (176,913)
==========================================================================================================

NET LOSS PER SHARE- basic and diluted                          $      (0.00)  $      (0.01)  $      (0.01)
==========================================================================================================

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING - basic and diluted                         19,740,539     18,072,684     16,941,701
==========================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2006                                                             PAGE 1 OF 3
(Expressed in U.S. Dollars)                                              DEFICIT         ACCUM-
                                                                          ACCUM-          ULATED         TOTAL        TOTAL
                                                                          ULATED           OTHER         STOCK-     COMPRE-
                                                      ADDITIONAL          DURING         COMPRE-        HOLDERS     HENSIVE
                               COMMON       STOCK      PAID-IN       EXPLORATION         HENSIVE         EQUITY      INCOME
                               SHARES      AMOUNT      CAPITAL             STAGE   INCOME (LOSS)   (DEFICIENCY)      (LOSS)
                                  #           $           $              $              $               $            $
---------------------------------------------------------------------------------------------------------------------------

ISSUANCE OF SHARES
  FOR CASH, JUNE 1997
Issuance of shares
  for cash, June 1997        13,000,000    130,000      (129,900)             -                -           100           -
Components of compre-
  hensive
    income (loss)
  Net income (loss)
    for the year                                                         (1,855)                        (1,855)     (1,855)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
  31, 1997                   13,000,000    130,000      (129,900)        (1,855)               -        (1,755)     (1,855)
                                                                                                                 ==========
Components of compre-
  hensive
    income (loss)
  Net income (loss)
    for the year                                                         (2,013)                        (2,013)     (2,013)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
  31, 1998                   13,000,000    130,000      (129,900)        (3,868)               -        (3,768)     (2,013)
                                                                                                                 ==========
Components of compre-
  hensive
    income (loss)
  Net income (loss)
    for the year                                                         (1,512)                        (1,512)     (1,512)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
  31, 1999                   13,000,000    130,000      (129,900)        (5,380)               -        (5,280)     (1,512)
                                                                                                                 ==========
Components of compre-
  hensive
    income (loss)
  Net income (loss)
    for the year                                                       (419,625)                      (419,625)   (419,625)
---------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
  31, 2000                   13,000,000    130,000      (129,900)      (425,005)               -      (424,905)   (419,625)
                                                                                                                 ==========
Unexchanged certificate        (126,057)    (1,261)        1,261              -                -             -           -
Issuance of shares for
  cash, Feb2001                 857,143      8,571       591,429              -                -       600,000           -
Issuance of shares
  for debt
    settlement, Jun2001         217,357      2,174       149,976              -                -       152,150           -
Allotted 25,000
   shares for debt
    settlement, Jul2001               -          -        15,000              -                -        15,000           -
Issuance of shares for
  debt settlement,
    Jul2001                     295,683      2,957       204,022              -                -       206,979           -
Components of
  Comprehensive
    income (loss)
  Net income (loss)
    for the year                      -          -             -       (568,694)               -      (568,694)   (568,694)
---------------------------------------------------------------------------------------------------------------------------
BALANCE,
  DECEMBER 31, 2001          14,244,126    142,441       831,788       (993,699)               -       (19,470)   (568,694)
                                                                                                                 ==========
Issuance of previously
  allocated shares,
    Jan2002                      25,000        250          (250)             -                -             -           -
Issuance of shares for
  debt settlement,
    Jan2002                     600,000      6,000        94,000              -                -       100,000           -
Issuance of shares for
  cash,
    Apr2002                     750,000      7,500       142,500              -                -       150,000           -
Issuance of shares for
  finder's fee,
    Apr2002                     150,000      1,500        28,500              -                -        30,000           -

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2006                                                                   PAGE 2 OF 3
(Expressed in U.S. Dollars)                                           DEFICIT
                                                                   ACCUMULATED      ACCUMULATED            TOTAL            TOTAL
                                                    ADDITIONAL          DURING            OTHER    STOCKHOLDERS'    COMPREHENSIVE
                               COMMON     STOCK      PAID-IN       EXPLORATION    COMPREHENSIVE           EQUITY           INCOME
                               SHARES     AMOUNT     CAPITAL             STAGE    INCOME (LOSS)     (DEFICIENCY)           (LOSS)
                                 #          $           $              $               $                $                $
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
=================================================================================================================================

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders' Equity (Deficiency) and Comprehensive Income (Loss)
From June 17, 1997 (inception) to December 31, 2006                                                                  PAGE 3 OF 3
(Expressed in U.S. Dollars)                                           DEFICIT
                                                                  ACCUMULATED     ACCUMULATED             TOTAL            TOTAL
                                                   ADDITIONAL          DURING           OTHER     STOCKHOLDERS'    COMPREHENSIVE
                               COMMON     STOCK      PAID-IN      EXPLORATION    COMPREHENSIVE           EQUITY           INCOME
                               SHARES     AMOUNT     CAPITAL            STAGE    INCOME (LOSS)     (DEFICIENCY)           (LOSS)
                                 #          $           $             $               $                $                $
--------------------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER
  31, 2005                   18,081,476   180,815    1,589,049    (1,926,359)          (6,750)        (163,245)        (245,979)
                                                                                                                 ===============

Issuance of shares to
  settle accounts
    payable, Feb 2006         1,600,000    16,000      144,000             -                -          160,000                -

Issuance of shares
  on exercise of
    warrants for
      cash, April 2006          300,000     3,000       42,000             -                -           45,000                -
Components of
  Comprehensive
    income (loss)
    Net income (loss)
      for the year                    -         -            -      (119,936)               -         (119,936)        (119,936)
    Unrealized loss
      on available-for-
        sale securities               -         -            -             -           (5,707)          (5,707)          (5,707)
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER
31, 2006                     19,981,476   199,815    1,775,049    (2,046,295)         (12,457)         (83,888)        (125,643)
================================================================================================================================

THE ACCOMPANYING NOTES ARE INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

AURORA METALS (BVI) LIMITED AND
SUBSIDIARY
(An exploration stage enterprise)

Consolidated Statements of Cash Flows
(Expressed in U.S. Dollars)
---------------------------------------------------------------------------------------------------------------------
                                                         Cumulative from
                                                           June 17, 1997           Year           Year           Year
                                                          (inception) to          Ended          Ended          Ended
                                                             December 31    December 31    December 31    December 31
                                                                    2006           2006           2005           2004
---------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM
  OPERATING ACTIVITIES
  Net loss for the period                              $     (2,046,295)  $   (119,936)  $   (239,229)  $   (176,913)
  Adjustments to reconcile net loss
  to net cash used in operating activities:
  - available for sale securities received as income            (17,300)        (3,800)       (13,500)             -
  - stock based compensation                                     59,500              -         50,000              -
  - issuance of stock for services                              256,125              -              -         12,750
  Changes in assets and liabilities:
  - other current assets                                           (106)             -              -           (106)
  - accounts payable and accrued expenses                       433,721         78,653        174,991         46,227
---------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                        (1,314,355)       (45,083)       (27,738)      (118,042)

CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock                      1,319,229         45,000              -        150,000
---------------------------------------------------------------------------------------------------------------------

NET INCREASE (DECREASE) IN
  CASH AND CASH EQUIVALENTS                                       4,874            (83)       (27,738)        31,958
CASH,beginning of period                                              -          4,957         32,695            737
---------------------------------------------------------------------------------------------------------------------

CASH, end of period                                    $          4,874   $      4,874   $      4,957   $     32,695
=====================================================================================================================

NON-CASH INVESTING AND
  FINANCING ACTIVITIES
  Shares issued for settlement of accounts payable                        $    160,000   $     80,010   $          -
  Shares issued for finder's fee in connection
    with a license agreement                                                         -              -         12,750
=====================================================================================================================


Supplemental disclosure:
  Interest paid in cash                                                   $          -   $          -   $          -
=====================================================================================================================

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements


1.   NATURE  OF  BUSINESS  AND  CONTINUANCE  OF  OPERATIONS

     Aurora Metals (BVI) Limited (the "Company") was formed on June 17, 1997 as Aurora Gold (BVI) Limited under The International Business Companies Act, Cap. 291 of the Territory of the British Virgin Islands. The Company changed its name to Aurora Metals (BVI) Limited on May 10, 2000. The Company was a subsidiary of Aurora Gold Corporation until it was spun-off on March 9, 2001.

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

     The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company has not generated any operating revenues or positive cash flows from operations to date. The Company has incurred operating losses and has an accumulated deficit of $2,046,295 at December 31, 2006 and requires additional funds to meet its obligations and maintain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in this regard are to raise equity financing as required.

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

     (c)  Cash  Equivalents

          Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents at December 31, 2006 and 2005.

     (d)  Available-for-Sale  Securities

          The Company's available-for-sale securities consist of shares of common stock of one publicly traded company and are stated at fair value. The cost of these securities is $35,871 at December 31, 2006 (2005 - $13,500) and the gross unrealized holding losses of $12,457 (2005 - $6,750) is included in accumulated other comprehensive income
          (loss) at December 31, 2006. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. Of the unrealized holding losses at December 31, 2006, approximately $8,000 relate to investments which have been in a loss position for greater than 12 months. These losses are not considered other than temporary due to the volatile nature of the investment. A significant portion of the losses were recovered at times in 2007 as the market value of the stock has increased and decreased over the course of the period. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

     (e)  Mineral  Properties  and  Exploration  Expenses

          Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2006, the Company did not have proven reserves.

          Exploration activities conducted jointly with others are reflected at the Company's proportionate interest in such activities.

          Costs related to site restoration programs are accrued over the life of the project.

     (f)  Share-Based  Payment

          The Company has an Employees' and Directors' Stock Option Plan which is disclosed in Note 5. On January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment", on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation". The adoption of SFAS No. 123(R) did not have an impact on the Company's consolidated financial

Notes to Consolidated Financial Statements position and results of operations as no stock options were granted or modified in 2006 and all stock options outstanding at December 31, 2005 were fully vested. The fair value of stock options at the date of grant is amortized to General and administrative expenses, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period.

     (g)  Foreign  Currency  Transactions

          The Company considers the U.S. dollar to be its functional currency. Accordingly, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in Administrative and general expenses in the consolidated statements of operations and were not material in 2006, 2005 or 2004.

     (h)  Concentration of Credit Risk

          The Company places its cash with high credit quality financial institutions. The Company did not have funds deposited in banks beyond the insured limits as of December 31, 2006 and 2005.

     (i)  Comprehensive  Income

          The Company has adopted the Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statements of Stockholders' Equity (Deficiency).

          Accumulated other comprehensive income consists of the following at December 31:

                                                              2006       2005
                                                            -------------------
          Unrealized loss on available-for-sale securities  $(12,457)  $(6,750)
                                                            ===================

     (j)  Fair  Value  of  Financial  Instruments  and  Risks

          Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.

Notes to Consolidated Financial Statements

          The carrying value of cash and accounts payable and accrued expenses approximate their fair value because of the short-term nature of these instruments.

          Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

     (k)  Income  Taxes

          The Company has adopted the Statement of Financial Accounting Standards No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carry amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

          The Company was formed in The British Virgin Islands which does not require the payment of income taxes. The Company operations in the United States operate at a tax loss which is not expected to provide future tax benefits, therefore, no provision for income taxes has been provided for in these consolidated financial statements.

     (l)  Earnings  (Loss)  Per  Share

          The Company follows SFAS No. 128, "Earnings Per Share", which requires the presentation of basic and diluted earnings per share. Earnings
          (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2006, 2005 and 2004 because all potentially dilutive securities outstanding (i.e. stock options and share purchase warrants) are anti-dilutive because of the Company's net losses.

     (m)  New  Accounting  Pronouncements

          In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, Accounting for Uncertainties in Income Taxes, (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company has determined there was no material impact in applying FIN 48.

          In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, establishes a framework for measuring fair value and expands

Notes to Consolidated Financial Statements disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the impact of applying FAS 157.

          In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108). Due to diversity in practice among registrants, SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary. SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged. The Company does not expect any material impact from applying SAB 108.

          In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company has not yet determined the impact of adopting FAS 159 on the Company's financial position.


3.   MINERAL  PROPERTY

     (a)  Mountain View Lease Agreement

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

          The Company has honoured its obligations under the Mountain View Lease Agreement with regards to payments and other matters and the agreement is in good standing.

     (b)  Basal  Zone  Lease  Agreement

          The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc. ("Lessors") for exploration for platinum group metals ("PGM"), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana. The agreement covers an area of approximately 903 acres, in nine unpatented claims and 34 patented claims in

Notes to Consolidated Financial Statements

          Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years.

          The Company has honoured its obligations under the Basal Zone Lease Agreement with regards to payments and other matters and the agreement is in good standing.

     (c)  Aurora-Trend  Stillwater  Venture

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

          Consideration paid, or to be paid, by Trend to the Company include:
          50,000 shares of Trend's common stock on signing of the Agreement (received in 2005 and recorded at fair value of $13,500; included in other income); $20,000 in cash (received in 2006; included in other income) and 20,000 shares of Trend's common stock on the first anniversary date, January 1, 2006 (received in 2006 and recorded at fair value of $3,800; included in other income); and $20,000 in cash or equivalent value in shares of Trend's common stock each year starting on the second anniversary date (January 1, 2007; the payment due January 1, 2007 was received in December 2006 in the form of 142,857 shares of Trend's common stock valued at $18,571 and included in deferred revenue at December 31, 2006) until Trend has spent the agreed upon sum of $2 million. During 2006 Trend spent $99,988 (2005 - $254,659) plus allowable costs of $4,995 (2005 - $12,733) for general and administrative charges. No joint venture has been formed as of December 31, 2006, as Trend has not met the terms of the agreement.

          Trend has honoured its obligations under the A-TSV Agreement with regards to payments and other matters and the agreement is in good standing. The Company and Trend agreed that a state of Force Majeure existed in the summer of 2006 when a moratorium of field work was imposed by the US Forest Service.

Notes to Consolidated Financial Statements


4    RELATED  PARTY  TRANSACTIONS

     Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

     As at December 31, 2006 $35,000 (2005 - $160,000) included in accounts payable and accrued expenses - related parties was due to two directors of the Company for consulting services provided. The amount consisted of accruals for services rendered to the Company in the amount of $25,000 for J.A.A. James, President, CEO and a Director of the Company and $10,000 for
     A. Cameron Richardson, Chief Financial Officer, Secretary and a Director of the Company. In February 2006 the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson to settle $100,000 and $60,000, respectively, of amounts owed them at December 31, 2005 through the issuance of 1.6 million shares of common stock of the Company.

     Included in accounts payable and accrued expenses - related parties at December 31, 2006 and 2005, was $46,421 and $9,505 respectively, payable to JAMine, Inc., a private company owned jointly by J.A.A. and I. A. James. The amount includes payments for telecommunications, general office expenses, and travel and accommodation incurred by J.A.A. James for expenses directly connected with the Company.

     During 2005, the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson to settle $50,010 and $30,000, respectively, of amounts owed them at December 31, 2004. J.A.A. James was issued 333,400 shares of common stock of the Company at $0.15 per share and
     A. Cameron Richardson was issued 200,000 shares of common stock of the Company at $0.15 per share.


5.   STOCK OPTION  PLAN

     The Board of Directors approved a stock option plan (the "Plan") in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company's common stock. The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company's common stock on January 1st of each year. Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant. The Plan is administered by the Board of Directors. There were no stock options granted in 2006, 2005 or 2004.

     Stock option information for the years ended December 31, 2006, 2005 and 2004 is as follows:

Notes to Consolidated Financial Statements

                                           Options outstanding
                                              and exercisable
     -----------------------------------------------------------
                                                       Weighted
                                                       Average
                                                       Exercise
                                              Shares   Price
     -----------------------------------------------------------
                                                      $
     -----------------------------------------------------------
     Balance, December 31, 2004 and 2003  1,100,000        0.15
     Options granted                              -           -
     Options expired                       (100,000)      (0.15)
     -----------------------------------------------------------
     Balance, December 31, 2005 and 2006  1,000,000        0.05
     ===========================================================

     Outstanding stock options as at December 31, 2006 were 1,000,000 comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company, and are fully vested. These stock options were re-priced to an exercise price of $0.05 by Directors' consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company's common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company's common stock over the exercise price. The aggregate intrinsic value of the stock options oustanding and exercisable as at December 31, 2006 is $120,000.

     The weighted average remaining contractual life of stock options outstanding and exercisable as at December 31, 2006 is 1.97 months.

6.   SHARE PURCHASE  WARRANTS

     Share purchase warrants outstanding as at December 31, 2006:

     ---------------------------------------------------------------------------
     Number of shares            Exercise Price         Expiry Date
     ---------------------------------------------------------------------------
         700,000                          $0.15         April 23, 2007

     Share purchase warrants outstanding as at December 31, 2005:

     ---------------------------------------------------------------------------
     Number of shares            Exercise Price        Expiry Date
     ---------------------------------------------------------------------------
         1,000,000                        $0.15         April 23, 2006

     Each warrant entitles the holder to purchase one common share of the Company. The expiry date for the warrants was extended to April 23, 2007 from April 23, 2006 by Directors' consent Resolution in March 2006. The warrants were issued in connection with a 2004 private placement of shares of common stock. No compensation was recorded at the date of issuance. There was no effect on operations resulting from the modification. In April 2006, 300,000 of these warrants were exercised and the Company received proceeds of $45,000 and issued 300,000 shares of its common stock.

ITEM 18.     FINANCIAL STATEMENTS

The Company has elected to comply with the financial statement requirement of
Item 17 rather than this Item.


ITEM 19.     EXHIBITS.

INDEX TO EXHIBITS
3.1 Certificate of Incorporation incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-
        0244279). *

3.2 Memorandum of Association and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

3.3 Amendment to the Memorandum and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

3.4 Amended Certificate of Incorporation incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-
        30816-0244279). *

3.5 Amended Memorandum and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

3.6 Certificate of Incumbency of Aurora Metals (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

10.1    Letter of Intent between Aurora Gold Corporation and High
        Marsh Holdings Ltd., dated March 15, 1999 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No.
        000-30816-0244279). *

10.2    Option Agreements dated as shown between Aurora Gold
        Corporation and High Marsh Holdings Limited incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No.
        000-30816-0244279).  *

        10.2.1  Hamman Zriba/Jebel Guebli  October 15, 1999 *
        10.2.2  Koudiat Sidii              October 15, 1999 *
        10.2.3  Ouled Moussa               October 15, 1999 *
        10.2.4  Hammala                    January 20, 2000 *
        10.2.5  El Mohguer                 January 20, 2000 *
        10.2.6  Jebel Oum Edeboua          January 20, 2000 *

10.3    Letter of Intent between Aurora Gold Corporation and Billiton
        UK Resources B.V., dated February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No.
        000-30816-0244279). *

10.4    Letter of Intent between Aurora Gold Corporation and Billiton
        UK Resources B.V., dated April 12, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-
        0244279). *


10.5    Amendments to Letter of Intent between Aurora Gold Corporation and
        Billiton UK Resources B.V incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.1  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated May 30, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.2  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated June 22, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.3  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated July 27, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.4  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated August 30, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.5  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated September 28, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.6  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated November 10, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.7  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated December 8, 2000, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

        10.5.8  Letter of Intent between Aurora Gold Corporation and Billiton UK
                Resources B.V., dated January 12, 2001, amending the Letter of Intent of
                February 25, 2000 incorporated by reference to the Form 20-F filed on June
                27, 2002 (SEC File No. 000-30816-0244279). *

10.6    Notifications of granting of ten (10) Exploration Permits, extracts from the
        Tunisian Government Gazette, May 26, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

10.7    Directors Consent Resolutions of Aurora Gold Corporation, dated May 18,
        2000, transferring 100% interest in six (6) Exploration Permits held under option, and the ten (10) Exploration Permits formally granted on May 26, 2000, to its wholly owned subsidiary, Aurora Metals (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-
        30816-0244279). *


10.8    Directors Consent Resolutions of Aurora Gold Corporation, dated May 18,
        2000, transferring 100% interest in the Letter of Intent and proposed private placement with Billiton UK Resources B.V. to its wholly owned subsidiary,
        Aurora Metals (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

10.9.1  Letters of Termination on Option Agreements between Aurora Metals (BVI)
        Ltd. and High Marsh Holdings Ltd., under Exhibits 10.2.1 (10.9.1), 10.2.3
        (10.9.2), 10.2.5 (10.9.3) and 10.2.6 (10.9.4), dated September 5, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File
        No. 000-30816-0244279). *

10.10   Letter of Termination between Aurora Metals (BVI) Ltd. and High Marsh
        Holdings Ltd., under Exhibit 10.2.2, dated September 11, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-
        30816-0244279). *

10.11   Subscription Agreement between Aurora Metals (BVI) Limited and Billiton
        E&D 3 B.V., dated January 29, 2001 incorporated by reference to the Form
        20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279).*

10.12   Option Agreement between Aurora Metals (BVI) Limited and Billiton UK
        Resources B.V incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279).*

10.13   License Agreement between Aurora Metals (BVI) Limited, Crystal Coding
        Limited    and Malcolm Warwick and 650089 B.C. Ltd., dated November
        22, 2002 incorporated by reference to the Form 20-F filed on April 7, 2003
        (SEC File No. 000-30816-03641161).*

10.14   Mountain View Lease Agreement incorporated by reference to the Form 20-
        F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

10.15 First Amending Agreement to the Mountain View Lease Agreement incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File
        No. 000-30816-04855837).*

10.16 Basal Zone Lease Agreement incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

10.17   Letter of Intent between Aurora Metals (BVI) Limited and Trend Mining
        Company, dated September 20, 2004 incorporated by reference to the Form
        20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

10.18 Letter dated November 18, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
        Company, to December 17, 2004 incorporated by reference to the Form 20-
        F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

10.19 Letter dated December 17, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
        Company, to January 14, 2005 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

10.20 Letter dated January 14, 2005, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining
        Company, to


        February 18, 2005 incorporated by reference to the Form 20-F filed on June
        30, 2005 (SEC File No. 000-30816-05929631).*

10.21   Aurora-Trend Stillwater Venture Agreement, joint venture between Aurora
        Metals   (BVI) Limited and Trend Mining Company, dated January 1, 2005 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File
        No. 000-30816-05929631).*

10.22   Memorandum of Agreement among Aurora Metals (BVI) Limited, Golden
        Phoenix Resources Asia Limited, Penglai City Hexi Gold Mine Limited and
        Mr. Wang Zhi Qiang, dated February 20, 2006 incorporated by reference to the Form 20-F filed on July 17, 2006 (SEC File No. 000-30816-06965702). *

10.23   Stillwater Complex - Location Map incorporated by reference to the Form
        20-F/A filed on June 14, 2007 (SEC File No. 000-30816-07919450). *

10.24 Stillwater Complex - Regional Location Map incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-30816-
        07919450). *

10.25 Stillwater Complex, Montana, U.S.A. - Complete Land Status incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-
        30816-07919450). *

10.26 Stillwater River Area, Montana, U.S.A. - Complete Land Status incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-
        30816-07919450).*

11.1 Corporate Governance Principles incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

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

                                     AURORA METALS (BVI) LIMITED
                                     (Registrant)

Date:  June 25, 2007                 BY:  /s/ John A.A. James
                                          John  A.A.  James
                                          Director and President

Date:  June 25, 2007                 BY:  s/  A.  Cameron  Richardson
                                          A. Cameron Richardson
                                          Director and Chief Financial Officer

     In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:  June  25,  2007               BY:  /s/  John  A.A. James
                                          John  A.A. James
                                          Director and President

Date:  June  25,  2007               BY:  /s/  A. Cameron  Richardson
                                          A. Cameron Richardson
                                          Director and Chief Financial Officer

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

                     Limestone formed in Cenomanian to Turonian time (Middle to
BAHLOUL FORMATION    Upper Cretaceous stages).

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

GEOCHEMICAL          A concentration of one or more elements in rock, soil, sediments,
ANOMALY              vegetation, or water that is markedly different from the normal concentration.

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

MISSISSIPPI VALLEY   A stratabound deposit of lead  and/or zinc minerals in carbonate rocks,
- TYPE DEPOSIT       e.g., dolomite, limestone and marl, together with associated barite and fluorite.

                     Patent to a mining claim is issued by the federal government through the
PATENTED MINING      U.S. Bureau of Land Management ("BLM") and title thereto is
CLAIM                incontestable after a period of six years.  The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of the
                     Patent Application containing specified information, statements, and affidavits to the BLM state office.  Patenting is a long and arduous process.

PGM                  Said collectively of the platinum group metals in any combination of platinum, palladium, rhodium, ruthenium, osmium, and iridium.

PLACER MINING        Placer mining claims are located over deposits of loose, unconsolidated
CLAIM                material, such as gravel beds, or upon certain consolidated sedimentary deposits lying at the surface.  A single locator cannot claim more than 20 acres in each placer claim, but associations of persons may join to locate placer mining claims containing 20 acres for each person to a maximum of
                                                                                          160 acres.

PLAGIOCLASE          sodium or calcium aluminum silicates in which two cleavages are
FELDSPAR             oblique to each other.

PENECONCORDANT       Near concordant, i.e. not completely conformable.

PODIFORM             A mineralized body of elongate or lenticular shape.

PROBABLE             As defined by the SEC: Reserves for which quantity and grade
(INDICATED)          and/or quality are computed from information similar to that used
RESERVES             for proven (measured) reserves, but the sites for inspection, sampling, and measurements are further apart or are otherwise less adequately spaced.
                     The degree of assurance, although lower than that for proven (measured)
                     reserves, is high enough to assume continuity between points of observation.


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

                     Stage in the Upper Cretaceous period of age between 88 and 91 million
TURONIAN             years.

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