Form 20-F
period 2007-12-31
AURORA PLATINUM EXPLORATION INC.; Nevoro Inc.
filed 2008-07-15
CIK 1117073, 1432768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED): For the transition period from to .
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission File Number: 0-30816
AURORA PLATINUM EXPLORATION, INC.
(formerly Aurora Metals (BVI) Limited)
(Exact name of Registrant as specified in its charter)
British Columbia, Canada
(Jurisdiction of Incorporation or Organization)
Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314,
Vancouver, B.C., Canada V7X 1L3
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
As at December 31, 2007 there were 19,981,476 Common Shares outstanding.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
YES ☐ NO ☑
If this report is an annual or transitional report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
YES ☐ NO ☑
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES ☑ NO ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐      Accelerated filer ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement item the Registrant has elected to follow:
☑ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
YES ☐ NO ☑
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
YES ☐ NO ☑

AURORA PLATINUM EXPLORATION INC.
Table of Contents

PART I
General Information
Aurora Platinum Exploration Inc is a corporation organized under the laws of British Columbia, Canada. As used in this document, the term “Aurora Platinum” refers to Aurora Platinum Exploration Inc. (formerly Aurora Metals (BVI) Limited) and the terms “we”, “us”, “our”, and the “Company” refer to Aurora Platinum and, as applicable, Aurora Platinum and its direct and indirect subsidiaries as a group. The Company’s consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiary, Crystal Coding Limited (incorporated November 23, 2001). The Company is in the mineral exploration business. Unless otherwise indicated all dollar references are to United States dollars.
On April 17, 2008, the Company entered into an Arrangement Agreement with Nevoro Inc. (“Nevoro”) pursuant to which Nevoro acquired 100% of the common shares of the Company by way of a shareholder and court approved plan of arrangement whereby each of the Company’s common shares have been exchanged for one Nevoro common share.
On June 10, 2008 at 12:01 AM the Company, and Nevoro Platinum, were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc. The shares of the Company were de-listed from and no longer trade on the OTC BB at the close of business on June 10, 2008.
Forward-looking Statements
Historical results and trends should not be taken as indicative of future operations. Management’s statements contained in this report that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Actual results may differ materially from those included in the forward-looking statements. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of complying with those safe-harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans. strategies and expectations of the Company, are generally identifiable by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “prospects,” or similar expressions. The Company’s ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse affect on the operations and future prospects of the Company on a consolidated basis include, but are not limited to: unanticipated problems relating to exploration, hazards such as pollution, or other hazards which cannot be insured against or predicted, changes in economic conditions, availability of capital, competition, and generally accepted accounting principles. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information concerning the Company and its business, including additional factors that could materially affect the Company’s financial results, is included herein and in the Company’s other filings with the SEC.
Aurora previously filed periodic reports pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As Nevoro is a successor to Aurora, its securities are now deemed to be registered under Section 12(g) of the Exchange Act. Additionally, pursuant to Rule 12g-3(g) under the Exchange Act, Nevoro is required to file this Annual Report on behalf of the Aurora (now a wholly-owned subsidiary of Nevoro). All references in this Annual Report to the “Company,” “we,” “us” and similar expressions are to Aurora prior to the completion of the plan of arrangement. See “Item 4 — Information on the Company — A. History and Development of the Company” below.

Item 1. Identity of Directors, Senior Management and Advisors
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable
Item 3. Key Information
A. Selected financial data
The Company has not generated any operating revenues to date. Since incorporation it has been inactive as far as mining activities are concerned. The Company’s plans, funding requirements, sources and alternatives relating thereto are presented and discussed in
“Item 5 — “Operating and Financial Review and Prospects”..
The following table sets forth, for the periods and the dates indicated, selected financial data for the Company. This information should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes thereto for the period ended December 31, 2007 and “Item 5 — Operating and Financial Review and Prospects “ included elsewhere herein.
The selected financial data provided below are not necessarily indicative of the future results of operations or financial performance of the Company. To date the Company has not paid any dividends on the Common Shares and it does not expect to pay dividends in the foreseeable future.
The Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in United States (“US GAAP”).

FIVE YEAR COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
(expressed in U.S. dollars unless otherwise indicated)

Period Type	12 Months	12 Months	12 Months	12 Months	12 Months
Fiscal Year End	Dec 31, 2007	Dec 31, 2006	Dec 31, 2005	Dec 31, 2004	Dec 31, 2003
Current Assets	$24,049	$28,394	$11,813	$32,801	$737
Total Assets	24,049	28,394	11,813	32,801	737
Current Liabilities	160,637	112,282	175,058	80,777	33,850
Common Stock	199,815	199,815	180,815	175,481	164,631
Other Equity	(336,403)	(283,703)	(344,060)	(222,757)	(197,744)
Total Liability and Equity	24,049	28,394	11,813	32,801	737
Other Expenses	123,728	143,736	252,729	176,913	288,706
Income (Loss) Pre-tax	(65,157)	(119,936)	(239,229)	(176,913)	(288,706)
Net Income (Loss)	(65,157)	(119,936)	(239,229)	(176,913)	(288,706)
EPS Basic	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
EPS Diluted	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
Common Shares Issued and Outstanding	19,981,476	19,981,476	18,081,476	17,548,076	16,463,076
B. Capitalization and indebtedness
     Not applicable
C. Reasons for the offer and use of proceeds
     Not applicable
D. Risk factors
We are an exploration stage company and have incurred substantial losses since inception.
We have never earned any revenues. In addition, we have incurred net losses of $2,111,452 for the period from our inception (June 17, 1997) through December 31, 2007 and, based upon our current plan of operation, we expect that we will incur losses for the foreseeable future.
Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such companies. We are subject to all of the risks inherent to an exploration stage business enterprise, such as limited capital mineralized materials, lack of manpower, and possible cost overruns associated with our exploration programs. Potential investors must also weigh the likelihood of success in light of any problems, complications, and delays that may be encountered with the exploration of our properties.
Because we are small and do not have much capital, we must limit our exploration activity. As such we may not be able to complete an exploration program that is as thorough as we would like. In that event, an existing ore body may go undiscovered. Without an ore body, we cannot generate revenues and you will lose your investment.

Because we do not have any revenues, we expect to incur operating losses for the foreseeable future.
Our independent auditors have added an explanatory paragraph to their audit opinion issued in connection with the consolidated financial statements for 2007 relative to our ability to continue as a going concern. Our ability to obtain additional funding will determine our ability to continue as a going concern. Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
We have never generated revenues and we have never been profitable. Prior to completing exploration on our mineral properties, we anticipate that we will incur increased operating expenses without realizing any revenues. We therefore expect to incur significant losses into the foreseeable future. If we are unable to generate financing to continue the exploration of our properties, we will fail and you will lose your entire investment.
None of the properties in which we have an interest or the right to earn an interest have any known reserves.
We currently have an interest or the right to earn an interest in two properties, none of which have any reserves. Based on our exploration activities through the date of this Form 20-F, we do not have sufficient information upon which to assess the ultimate success of our exploration efforts. If we do not establish reserves we may be required to curtail or suspend our operations, in which case the market value of our common stock may decline and you may lose all or a portion of your investment.
We have only completed the initial stages of exploration of our properties, and thus have no way to evaluate whether we will be able to operate our business successfully. To date, we have been involved primarily in organizational activities, acquiring interests in properties and in conducting preliminary exploration of properties. We have not earned any revenues and have not achieved profitability as of the date of this Form 20-F.
Regulation of Mining Activity
The Company’s interests in its projects will be subject to various laws and regulations concerning exploration, production, taxes, labour standards, environmental protection, mine safety and other matters. In addition, new laws or regulations governing operations and activities could have a material adverse impact on the Company.
In the United States, the Company’s exploration activities are subject to federal, state and local governmental controls and regulations covering the discharge of materials and contaminants into the environment, disturbance of land, reclamation of disturbed lands and other environmental concerns. In order to comply with statutory requirements the Company will obtain permits from the relevant federal, state and local regulatory agencies and file various reports and maintain records of its operations as affecting the environment.
We are subject to all the risks inherent to mineral exploration, which may have an adverse affect on our business operations.
Potential investors should be aware of the difficulties normally encountered by mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. If we are unsuccessful in addressing these risks, our business will likely fail and you will lose your entire investment.
We are subject to the numerous risks and hazards inherent to the mining industry and resource exploration including, without limitation, the following:
•	interruptions caused by adverse weather conditions;

•	unforeseen limited sources of supplies resulting in shortages of materials, equipment and availability of experienced manpower.
The prices and availability of such equipment, facilities, supplies and manpower may change and have an adverse effect on our operations, causing us to suspend operations or cease our activities completely.
It is possible that our title for the properties in which we have an interest will be challenged by third parties.
We have not obtained title insurance for our properties. It is possible that the title to the properties in which we have our interest will be challenged or impugned. If such claims are successful, we may lose our interest in such properties.
Our failure to compete with our competitors in mineral exploration for financing, acquiring mining claims, and for qualified managerial and technical employees will cause our business operations to slow down or be suspended.
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
Compliance with environmental regulations applicable to our operations may adversely affect our capital liquidity.

All phases of our operations in the United States, where our properties are located, will be subject to environmental regulations. Environmental legislation in the United States is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non- compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. It is possible that future changes in environmental regulation will adversely affect our operations as compliance will be more burdensome and costly.
Because we have not allocated any money for reclamation of any of our mining claims, we may be subject to fines if the mining claims are not restored to its original condition upon termination of our activities.
We will obtain all required environmental and regulatory permits from U.S federal, state and local regulatory agencies for its exploration activities in the United States.
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
The Company’s wholly-owned subsidiary, Crystal Coding Limited, which was incorporated on November 23, 2001 as 637700 BC Ltd; and subsequently changed its name to Crystal Coding Limited on June 6, 2002, is in compliance with all the rules and regulations of the Business Corporation Act of British Columbia, Canada.
The Company’s wholly-owned subsidiary, Aurora Platinum USA, Inc., which was incorporated on February 7, 2008, is in compliance with all the rules and regulations of the State of Montana, U.S.A.
Our directors may face conflicts of interest in connection with our participation in certain ventures because they are directors of other mineral mineralized material companies.
Mr. William V. Schara, and Ms. Talya Ziv-Av who serve as directors, may also be a directors of other companies (including mineralized material exploration companies) and, if those other companies participate in ventures in which we may participate, our directors may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. It is possible that due to our directors’ conflicting interests, we may be precluded from participating in certain projects that we might otherwise have participated in, or we may obtain less favorable terms on certain projects than we might have obtained if our directors was not also directors of other participating mineral mineralized materials companies. In an effort to balance his conflicting interests, our directors may approve terms equally favorable to all of the companies as opposed to negotiating terms more favorable to us but adverse to the other companies. Additionally, it is possible that we may not be afforded certain opportunities to participate in particular projects because those projects are assigned to our directors’ other companies for which the directors may deem the projects to have a greater benefit.

The value and transferability of our shares may be adversely impacted by the limited trading market for our shares.
Prior to June 10, 2008, there was only a limited trading market for our common stock on the OTC BB.
On June 10, 2008, the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company and became a wholly-owned subsidiary of Nevoro. The shares of the Company were de-listed from and no longer trade on the OTC BB as at the close of business June 10, 2008.
Item 4. Information on the Company
A. History and development of the company
We were incorporated under the International Business Companies Act of the British Virgin Islands on June 17, 1997, as a wholly-owned subsidiary of Aurora Gold Corporation (“Aurora Gold”). We were spun off to the shareholders of Aurora Gold Corporation as a stock dividend on March 9, 2001.
Our general business strategy is to locate, evaluate and acquire mineral properties either directly, through joint ventures or through the acquisition of operating entities. Our continued operations and the recoverability of mineral property costs is dependent upon the existence of economically recoverable mineral reserves, confirmation of our interest in the underlying properties, our ability to obtain necessary financing to complete the development and upon future profitable production. We were inactive until May 18, 2000. We have two wholly-owned subsidiaries, Crystal Coding Ltd. and Aurora Platinum USA, Inc.
Since 2000 we have acquired and disposed of a number of properties. We have not been successful in any of our exploration efforts to establish reserves on any of the properties that we owned or in which we have or have had an interest.
We currently have interest in one project consisting of two separate land leases, none of which contain any reserves. Please refer to “Item 4. Information on the Company – Section B. Business Overview.” We have no revenues, have sustained losses since inception, have been issued a going concern opinion by our auditors and rely upon the sale of our securities to fund operations. We will not generate revenues even if any of our exploration programs indicate that a mineral deposit may exist on our properties. Accordingly, we will be dependent on future financings in order to maintain our operations and continue our exploration activities.
On April 17, 2008, we entered into an Arrangement Agreement (incorporated by reference to the Form 6-K filed on May 14, 2008 — SEC File No. 000-30816) with Nevoro Inc. (“Nevoro”) pursuant to which Nevoro acquired on June 10, 2008, 100% of the common shares of the Company by way of a shareholder and court approved plan of arrangement whereby each of the Company’s common shares was exchanged for one Nevoro common share. Holders of more than 50% of the outstanding common shares of the Company entered into voting agreements with Nevoro pursuant to which they agreed, among other things, to vote their common shares in flavor of the plan of Arrangement. The shareholders of the Company do not own a controlling interest in Nevoro as a result of this transaction. The plan of Arrangement was completed on June 10, 2008 at 12:01 AM when the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc.

In addition to the Arrangement Agreement, we executed a grid promissory note, (the “Note”) (incorporated by reference to the Form 13D filed on April 18, 2008 — SEC File No. 005-83971) with Nevoro under which we can receive up to C$500,000, in the aggregate, from Nevoro. The advances were secured by a mortgage of our interest in the Stillwater Complex (as defined below) and beared interest at a rate equal to Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Note could be called on 90 days notice, but in any event, no later than January 1, 2009, by Nevoro and could be satisfied, at Nevoro’s option, in part or in full by the issuance of our common shares. On April 24, 2008 Nevoro advanced us C$100,000 under the Note. Subsequent to the acquisition of Aurora by Nevoro on June 10, 2008, these advances are now classified as intercompany advances.
On May 5, 2008 we transferred by way of continuance out of the jurisdiction of the British Virgin Islands and into British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”). As part of the Continuance we changed our name to Aurora Platinum Exploration Inc. The Continuance was effected on May 5, 2008.
The Court’s approval was required for the Arrangement to become effective under the Business Corporations Act (British Columbia), S.B.C. 2002, c.57 as amended. On May 6, 2008 we obtained an Interim Order (incorporated by reference to the Form 6-K filed on May 14, 2008 — SEC File No. 000-30816), which provided for the calling and holding of a Special Meeting, the Dissent Right and other procedural matters. At the June 5, 2008 special meeting of the Company’s common shareholders, 97% of the votes cast by the Shareholders of the Company voting in person or by proxy at the Meeting were voted in favor of the special resolution approving the statutory arrangement (the “Arrangement”) under British Columbia law involving the Company, Nevoro Platinum and Nevoro.
On May 19, 2008 we were notified by the NASD OTC Bulletin Board’s Corporate Data Operations that our name change had been approved for listing on the OTC Bulletin Board and that effective May 20, 2008 we would be listed on the OTC Bulletin Board as Aurora Platinum Exploration, Inc. and our new trading symbol would be “AUPXF”.
On June 6, 2008 the Supreme Court of British Columbia approved the statutory plan of arrangement under British Columbia law involving the Company, Nevoro Platinum and Nevoro.
On June 10, 2008 at 12:01 AM the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc.
Under the plan of Arrangement, each common share of the Company has been cancelled and the holders thereof received, for each such common share of the Company, one common share in the capital of Nevoro. As part of the Arrangement, the Company and Nevoro Platinum have merged and will continue as one corporation with the same effect as if they were amalgamated under the Business Corporations Act (British Columbia). As a result of the Arrangement the merged company is now a wholly-owned subsidiary of Nevoro. The shares of the Company were de-listed from and no longer trade on the OTC BB at the close of business on June 10, 2008.
B. Business overview
We currently have an interest in one project consisting of two separate land leases in Stillwater, Montana (the “Stillwater Complex”). Our wholly owned subsidiary, Aurora Platinum USA, Inc. has an interest in 83 claims in the Stillwater Complex. There are no known reserves on the Stillwater Complex

Acquisition
After commencing negotiations in August 2003, we subsequently entered into two (2) arms’ length lease agreements covering patented and unpatented claims in the Stillwater Complex, Montana. The lease agreements cover various areas where three distinct types of mineralization have been identified from past exploration, specifically: platinum group elements (“PGMs” — platinum, palladium, rhodium, ruthenium, osmium, and iridium); nickel-copper-cobalt also considered likely to contain PGMs; and chromite deposits.
Expenditure on matters associated with the lease agreements in the year ended December 31, 2007 was $26,825 (2006 — $8,575; 2005 — $5,525).
Mountain View Lease Agreement
The Mountain View Lease Agreement is between us, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., Fort Stockton Investments, Inc. and 15 individuals (collectively the “Lessors”), and covers 70 unpatented lode mining claims, 5 unpatented placer mining claims, 1 unpatented mill site claim, 1 unpatented tunnel site claim and 1 patented lode mining claim, in a contiguous area of approximately 1,719 acres, all located in Stillwater County. The Lease Agreement has a Primary Term of ten years from the date of execution, February 1, 2004, extendable for a further five years upon payment of Advance Royalties of $50,000. We will be responsible for payment of annual fees, totaling approximately $7,700, to the U.S. Bureau of Land Management (“BLM”) for the unpatented claims and property ownership taxes on patented claims. A Net Smelter Return (“NSR”) of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations. Advance Royalties of $500,000 will be payable at commencement of construction of a mine.
Basal Zone Lease Agreement
The Basal Zone Lease Agreement is between us, as Lessee, and the Mouat family, Mouat Nickel Mines, Inc., and Fort Stockton Investments, Inc., (collectively the “Lessors”), and covers 8 unpatented lode mining claims, 1 unpatented placer mining claim, and 34 patented lode mining claims, an area of approximately 903 acres, in Stillwater County and 17 unpatented lode mining claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, January 1, 2004, extendable for a further five years. Aurora Platinum will be responsible for payment of annual fees, totaling approximately $2,600, to the BLM for the unpatented claims. We will pay the Lessors a monthly fee of $500 on the first anniversary of the Lease Agreement, $1,000 per month on the second anniversary, $1,500 per month on the third anniversary, and $2,000 per month from the sixth anniversary and subsequently for the term of the Lease Agreement. An NSR of 2%, less milling, refining, smelting and transportation costs, will apply to all products from mining operations.
Aurora-Trend Stillwater Joint Venture Agreement
On September 17, 2004 we signed a Letter of Intent with Trend Mining Company (“Trend” — OTC BB: TRDM.OB) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View Lease Agreements. After several extensions to the Letter of Intent, an agreement entitled “Aurora-Trend Stillwater Venture Agreement” (“A-TSVA”) was signed with an effective date of January 1, 2005. The claim blocks covered under the A-TSVA are shown on Exhibits 4.25 and 4.26 to this Annual Report.

Under the terms of the A-TSVA, Trend was the operator during the exploration phase of the joint venture and could earn 50% in the claim blocks by spending $2 million over a five year period. Work commitments during the first and second years, 2005 and 2006, were $100,000 and $400,000 respectively, after which the work commitment was $500,000 per year. Upon spending $2 million, a joint venture company would be formed by the Company and Trend to operate and further develop the properties. Trend would pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSVA.
Considerations paid, or to be paid, by Trend to us included: the issue of 50,000 shares of Trend’s common stock on signing of the Agreement (done); $20,000 in cash and 20,000 shares of Trend’s common stock on the first anniversary date (done); and $20,000 in cash or equivalent value in shares of Trend’s common stock annually beginning on the second anniversary date until Trend has spent the agreed sum of $2 million.
As at December 31, 2007, Trend had spent a cumulative total of $372,375 (2007 — $0; 2006 — $99,988 in expenses plus allowable general and administrative charges of $4,995 for total expenditures of $104,983 and 2005 — $254,659 in expenses plus allowable general and administrative charges of $12,733 for total expenditure of $267,392) of the required cumulative work commitment of $1,000,000 (2007 — $500,000; 2006 — $400,000 and 2005 — $100,000) as of December 31, 2007.
On December 20, 2007, we filed a lawsuit in the Montana 22nd Judicial District Court, Stillwater County, (the “Lawsuit”) seeking a declaration that, among other things, the A-TSVA with Trend had expired and/or terminated and that Trend had no right, title, or interest in the subject leases or the subject mining claims. We claimed, among other things, that Trend did not make the minimum annual exploration expenditures required under the A-TSVA. Under the Lawsuit, the Company asserted that Trend had breached the terms of the agreement and we were seeking “quiet title” to the claims that were subject to the agreement, a declaratory judgment that the agreement was terminated, that Trend had no interest in the mineral properties of the agreement, and damages.
In April 2008, we entered into a Settlement Agreement with Trend regarding the Lawsuit filed in the Montana 22nd Division District Court and the A-TSVA between us and Trend on our Montana properties. Pursuant to the Settlement Agreement, in exchange for the payment by us to Trend of $50,000, Trend has agreed that the A-TSVA has been terminated and Trend has released any claim of interest in and to our property.
Location and Access
The Stillwater Complex is located approximately 90 miles southwest of Billings, Montana, at the northern edge of the Beartooth Mountains, in south-central Montana. The general location and regional location of the Stillwater Complex are shown on Exhibits 4.23 and 4.24 to this Annual Report. The complete land status for the Stillwater Complex is shown on Exhibit 4.25 and the complete land status for the Stillwater River Area is shown on Exhibit 4.26 to this Annual Report.
Access to the Stillwater Complex properties, once off public thoroughfares, is via roads maintained and operated by Stillwater Mining Company (SMC). SMC has a mining and treatment plant and associated infrastructure at the valley floor and underground accesses at various intervals above that horizon on the western and eastern sides. We are subject to federal regulations and SMC’s rules with regard to induction, screening and escorting of our exploration and other personnel. The general public does not have access to our properties.
Power is not available on the property and all portable power generators are used for exploration requirements. Water for drilling purposes is available from streams subject to appropriate permits from the U.S. Forest Service.

Stillwater Complex — Geology
The Stillwater Complex is an Archean, layered, mafic, igneous complex. The lithologies are grouped into three series, viz:
(i)	the Basal Series, forming the base of the Complex which hosts nickel-copper-cobalt sulfide mineralization that also contains gold, silver, and PGMs;
(ii)	the Ultramafic Series, overlying the Basal Series, which hosts eleven chromitite seams/veins, labeled as “A” through “K”. The A and B Chromitites are the lowermost seams and contain potentially economic concentrations of PGMs. There is a geological similarity between these two seams and the UG2 Chromitite seam, the principal source of resources and production of PGM in the Bushveld Complex, South Africa; and
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
Stillwater Complex — Exploration History
Mountain View and Basal Zone Lease Agreements – Platinum Group Metals
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
Mountain View and Basal Zone Lease Agreements — Nickel-Copper-Cobalt
Between 1966 and 1979, Anaconda explored nickel-copper-cobalt (“Ni-Cu-Co”) mineral occurrences at the Mouat Mine area on the Mountain View Lease and the Nye Basin and Benbow Mine areas on the Basal Zone Lease. The most extensively drilled was the Mouat Mine area where 126 core holes were drilled on a 100-foot by 100-foot grid, totaling 108,600 feet, followed by 1,547 feet of exploratory development.
In the Nye Basin, 22 core holes were drilled, totaling 15,598 feet, and at the Benbow Mine area ten core holes, totaling 5,564 feet, were completed.
Of the two areas, it is considered probable that the basal, or lowermost sulfide, unit in the Nye Basin Basal Zone sulfides contains PGM. All of the massive and heavily disseminated sulfide core from holes drilled in Nye Basin was used for metallurgical test work aimed at recovery of nickel and copper, using conventional flotation followed by roasting and smelting, without analyses for PGM.
Mountain View Lease Agreement – Mouat Mine — Chromite
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
The geologist in charge of exploration by Trend in 2005 and 2006 was James Ebisch, BS Geology and MS Geology, Registered Professional Geologist No. 928 in Oregon, who has 25 years experience. It is anticipated that Mr. Ebisch will direct Trend’s future exploration activities.
2006 Exploration
Trend intended to carry out further preliminary exploration field work and drilling on all three targets but did not complete the field work. Exploration activities carried out under the A-TSVA on the Stillwater Complex are as approved by the U.S. Forest Service.
Detailed plans will not be prepared unless the results from preliminary exploratory drilling on the A and B Chromitites, and the VEZ horizon, so warranted.
Trend’s assessment of the Mouat Mine copper-nickel deposit is that drilling to outline sections with above average grades is warranted. Further attempts to twin Anaconda’s holes were to have been made. Trend expected to fund the exploration and other studies from private placements as it did in 2005.
Trend engaged consultants to reinterpret and reassess geological data, commence modeling and examine the economics of the Mouat copper-nickel deposit. This work comprised the bulk of its expenditure under the A-TSVA in 2006.
2007 Exploration
No exploration work was carried out in 2007.
Proposed Exploration Targets and Results – 2008/2009
Nevoro acquired Aurora on June 10, 2008 and is in the process of developing exploration plans for the 2008 and 2009 field season.
C. Organizational structure
Aurora Platinum Exploration, Inc (formerly Aurora Metals (BVI) Limited)
Aurora Metals (BVI) Limited was incorporated as Aurora Gold (BVI) Limited in the British Virgin Islands under the International Business Company Act on June 17, 1997. The Company changed its name to Aurora Metals (BVI) Limited on May 10, 2000. The Company was re-registered as a BVI Business on January 1, 2007. On May 5, 2008 the Company transferred by way of continuance out of the jurisdiction of the British Virgin Islands and into the Province of British Columbia, Canada under the Business Corporations Act (British Columbia). As part of the Continuance , the Company changed its name to Aurora Platinum Exploration Inc. On June 10, 2008 the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) and are operating as one company under the name Aurora Platinum Exploration Inc.
Crystal Coding limited

Incorporated in the Province of British Columbia, Canada on November 23, 2001 and is a 100% wholly owned subsidiary of Aurora Platinum Exploration Inc.
Aurora Metals USA, Inc
Incorporated in the State of Montana, USA on February 7, 2008 and is a 100% wholly owned subsidiary of Aurora Platinum Exploration Inc.
D. Property, plant and equipment
The Company does not own any physical plant, equipment or infrastructure. We currently have an interest in one project consisting of two separate land leases in the Stillwater and Sweet Grass Counties of Montana. Our wholly owned subsidiary, Aurora Platinum USA, Inc. has an interest in 83 claims in the Stillwater Complex. There are no known reserves on the Stillwater Complex
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Our financial objectives are to build shareholder value through internal growth, to acquire projects and business that bring added value, to maintain operational flexibility and to minimize operating costs.
The 2007 consolidated financial statements present our results of operations and our financial position. These consolidated financial statements were compiled using United States generally accepted accounting principles (“U.S. GAAP”).
A. Operating Results
The 2007 consolidated financial statements present information regarding the financial position and results of operations for the last three years.
The Company has not generated any operating revenues to date.
Operating results for the years ending December 31, 2007, 2006, 2005, 2004 and 2003 are tabulated below:

			Year Ending
	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Description	2007	2006	2005	2004	2003
Profit (Loss)	(65,157)	(119,936)	(239,229)	(176,913)	(288,706)
Profit (Loss) per share - basic and diluted	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)
Administrative and general	42,952	53,358	77,906	28,570	21,699
Legal	25,045	14,487	543	1,739	20,892
Accounting and audit	29,255	21,970	10,942	7,060	13,131
Exploration	—	—	—	7,112	5,011

B. Liquidity and capital resources
At December 31, 2007 the Company had cash of $9,671 (2006 — $4,874, 2005 — $4,957; 2004 — $32,695 and 2003 — $737) and a working capital deficiency of $136,588 (2006 — $83,888; 2005 - $163,245, 2004 — $47,276 and 2003 — $33,113). Total liabilities as at December 31, 2007 were $160,637 (2006 — $112,282; 2005 — $175,058; 2004 — $80,077 and 2003 — $33,850) respectively.
Financing activities during the twelve months ended December 31, 2007 were $Nil; December 31, 2006 - $45,000 from the issue of 300,000 shares on exercise of stock purchase warrants; December 31, 2005 — $Nil December 31, 2004 — $150,000 from the issue of 1,000,000 shares in a private placement and December 31, 2003 – $Nil.
Our general business strategy is to acquire mineral properties either directly or through the acquisition of operating entities. There are no known reserves on our Stillwater Complex project. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America and applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As discussed in note 1 to the consolidated financial statements, we have incurred operating losses since inception and we have not generated any operating revenues or positive cash flows from operations to date. Our continued operations and the recoverability of mineral property costs are dependent upon our ability to obtain necessary financing to confirm the existence of mineral reserves, and, if warranted, complete development and subsequently establish mines. We require additional funds to meet our obligations and maintain our operations. We do not have sufficient working capital to (i) pay our administrative and general operating expenses through December 31, 2008 and (ii) to conduct our preliminary exploration programs. Without cash flow from operations, we may need to obtain additional funds (presumably through equity offerings and/or debt borrowing) in order, if warranted, to implement additional exploration programs on our properties. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations. Failure to obtain such additional financing may result in a reduction of our interest in certain properties or an actual foreclosure of its interest. We have no agreements or understandings with any person as to such additional financing.
Our exploration properties have not commenced commercial production and we have no history of earnings or cash flow from its operations. While we may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its property, there is no assurance that any such activity will generate funds that will be available for operations.
Plans for Year 2008
On April 17, 2008, the Company entered into an Arrangement Agreement (incorporated by reference to the Form 6-K filed on May 14, 2008 — SEC File No. 000-30816) with Nevoro pursuant to which Nevoro acquired on June 10, 2008, 100% of the common shares of the Company by way of a shareholder and court approved plan of arrangement whereby each of the Company’s common shares was exchanged for one Nevoro common share. Holders of more than 50% of the outstanding common shares of the Company entered into voting agreements with Nevoro pursuant to which they agreed, among other things, to vote their common shares in favor of the arrangement. The shareholders of the Company do not own a controlling interest in Nevoro as a result of this transaction. The Arrangement was completed on June 10, 2008 at 12:01 AM when the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc.

The Arrangement Agreement provided that the proposed business combination of Aurora and Nevoro would be achieved by way of a statutory plan of arrangement under which the following transactions, among others, will occur in the order and at the times set out in the Plan of Arrangement:
•	All Aurora Shares in respect of which Aurora Shareholders who have exercised a Dissent Right will be deemed to have been transferred to Aurora and such holders will cease to have any rights as Aurora Shareholders other than the right to be paid the fair value of their Aurora Shares.
•	Aurora and Nevoro Platinum Inc. (“Nevoro Subco”) a wholly owned subsidiary of Nevoro will merge and continue as one corporation (the “Merged Company”) with the same effect as if they were amalgamated under Section 269 of the Business Corporations Act (British Columbia), except that the separate legal existence of Aurora will not cease and Aurora will survive the merger.
•	The separate legal existence of Nevoro Subco will cease without Nevoro Subco being liquidated or wound-up.
•	Each Aurora Share will be cancelled and the holders thereof will receive, for each Aurora Share, one Nevoro Share.
•	Each common share in the capital of Nevoro Subco will be cancelled and the holder thereof (Nevoro) will receive, for each such share, one common share in the capital of the Merged Company. In consideration of the issuance of Nevoro Shares, the Merged Company will issue to Nevoro one common share in the capital of the Merged Company for each Nevoro Share issued.
The plan of Arrangement was completed on June 10, 2008.
In addition to the Arrangement Agreement, we executed a grid promissory Note, (incorporated by reference to the Form SC 13D filed on April 18, 2008 — SEC File No. 005-83971) with Nevoro under which we could receive up to C$500,000, in the aggregate, from Nevoro. The advances were secured by a mortgage of our interest in the Stillwater Complex (as defined below) and beared interest at a rate equal to Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Note could be called on 90 days notice, but in any event, no later than January 1, 2009, by Nevoro and could be satisfied, at Nevoro’s option, in part or in full by the issuance of our common shares. On April 24, 2008 Nevoro advanced us C$100,000 under the Note. Subsequent to the acquisition of Aurora by Nevoro on June 10, 2008, these advances are now classified as intercompany advances.
On May 5, 2008 we transferred by way of continuance out of the jurisdiction of the British Virgin Islands and into British Columbia, Canada under the Business Corporations Act (British Columbia) (“BCBCA”). As part of the Continuance we changed our name to Aurora Platinum Exploration Inc. The Continuance was effected on May 5, 2008.
The Supreme Court of British Columbia’s approval was required for the Arrangement to become effective under the Business Corporations Act (British Columbia), S.B.C. 2002, c.57 as amended. On May 6, 2008 we obtained an Interim Order (incorporated by reference to the Form 6-K filed on May 8, 2008 — SEC File No. 000-30816), which provided for the calling and holding of a Special

Meeting, the Dissent Right and other procedural matters. At the June 5, 2008 special meeting of the Company’s common shareholders, 97% of the votes cast by the Shareholders of the Company voting in person or by proxy at the Meeting were voted in favor of the special resolution approving the statutory arrangement under British Columbia law involving the Company, Nevoro Platinum Inc and Nevoro.
On May 19, 2008 we were notified by the NASD OTC Bulletin Board’s Corporate Data Operations that our name change had been approved for listing on the OTC Bulletin Board and that effective May 20, 2008 we would be listed on the OTC Bulletin Board as Aurora Platinum Exploration, Inc. and our new trading symbol would be “AUPXF”.
On June 6, 2008 the Supreme Court of British Columbia approved the statutory plan of arrangement under British Columbia law involving the Company, Nevoro Platinum and Nevoro.
On June 10, 2008 at 12:01 AM the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc.
Under the plan of Arrangement, each common share of the Company has been cancelled and the holders thereof will be entitled to receive, for each such common share of the Company, one common share in the capital of Nevoro. As part of the Arrangement, the Company and Nevoro Platinum have merged and will continue as one corporation with the same effect as if they were amalgamated under the Business Corporations Act (British Columbia). As a result of the Arrangement the merged company is now a wholly-owned subsidiary of Nevoro. The shares of the Company were de-listed from and no longer trade on the OTC BB at the close of business on June 10, 2008.
During the next twelve months, we will concentrate our focus on the development of resource-related business opportunities; investigation and acquisition of mineral properties with emphasis on precious and base metals; and the exploration of the Mountain View and Basal Zone Leases in the Stillwater Complex, Montana, U.S.A. Additional employees will be hired on a consulting basis as required by the exploration properties.
Application of critical accounting policies
The accounting policies and methods we utilize in the preparation of our consolidated financial statements determine how we report our financial condition and results of operations and may require our management to make estimates or rely on assumptions about matters that are inherently uncertain. Our accounting policies are described in note 2 to our December 31, 2007 consolidated financial statements. Our accounting policies relating to mineral property and exploration costs are critical accounting policies that are subject to estimates and assumptions regarding future activities.
Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2007, 2006, 2005 2004 and 2003, the Company did not have proven reserves. Exploration activities conducted jointly with others are reflected at the Company’s proportionate interest in such activities. Costs related to site restoration programs are accrued over the life of the project.
C. Research and development, patents and licenses, etc
Not applicable

D. Trend information
There are no known trends that are reasonably likely to have a material effect on the Company.
E. Off-balance sheet arrangements
We do not have any off-balance sheet arrangements or contractual obligations that are likely to have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that have not been disclosed in our financial statements.
F. Tabular disclosure of contractual obligations
Under the terms of the Basal Zone Lease Agreement, the Company will pay the Lessors a monthly fee from the first anniversary of the Lease Agreement, $1,000 per month from the second anniversary, $1,500 per month from the third anniversary and $2,000 from the sixth anniversary and subsequently for the term of the Lease Agreement. The Lease Agreement can be terminated at any time upon written notice to the Lessors and we will be free of any and all payment commitments yet to be due.
ITEM 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table lists the name and position of the sole executive officer and director of the Company as of December 31, 2007. Executive officers and directors are elected and appointed to serve until their successors are elected and qualified. Additional information regarding the business experience, length of time served in each capacity and other matters relevant to the individual are set forth below in the table.

Name and Address	Age and Position
A. Cameron Richardson 199 Edmonton Drive Toronto, ON Canada M2J 3X4	Age 55, President and CEO (July 27, 2007 to present); CFO and Director (May 17, 2000 to present).
Cameron Richardson, 55, has served as the Chief Financial Officer of Aurora Gold Corporation since April 1998, Chief Accounting Officer since June 1997 and, Secretary since April 1998. He served as president from May 4, 2001 to February 27, 2006. Mr. Richardson also serves as the Secretary of Eurasia Gold Fields, Inc.; as a Director of La Plata Gold Corporation; as the Secretary of Soil Biogenics, Inc.; Mr. Richardson held accounting positions with and was a consultant to, various Canadian resource companies from 1981 to 1997.
On July 27, 2007, Mr. John A.A. James the President, CEO and a Director of the Company passed away. On July 27, 2007 Mr. Cameron Richardson, the CFO and a Director of the Company was appointed President and CEO of the Company.
Mr. Richardson resigned as President, CEO, CFO and the sole Director of the Company on June 10, 2008 when the Company and Nevoro Platinum were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc.
Subsequent to June 10, 2008, the Company appointed William Schara as President and CEO and Director and Talya Ziv-Av as Corporate Secretary and Director

Name and Address	Age and Position
William V. Schara 3221 S. Rebecca Spokane, Washington USA 99223	Age 51 President, CEO and Director (June 11, 2008 to present

Talya Ziv-Av	Age 37 Corporate Secretary and Director (June 11, 2008 to present
Mr. Schara brings more than 25 years experience in finance and accounting with extensive experience in business start-ups, international business, and managing public companies and mining company joint ventures. Currently, he is the President and CEO of Nevoro Inc, prior to that he was the Chief Financial Officer of Minera Andes Inc., a TSX-listed development stage mining company. Previous to this position he spent eight years at Yamana Resources (now Yamana Gold), the last four years of which were as Vice President, Finance and Chief Financial Officer. He serves on the boards of two other publicly listed mining companies. Mr. Schara is a native of Butte, Montana, a Certified Public Accountant and has a Bachelor of Science Degree in Accounting from Marquette University.
Ms. Ziv-Av has 10 years of experience in corporate law with a recent focus in Canadian exploration companies. Currently she is the Vice President Legal Affairs and Corporate Secretary for Nevoro Inc. Prior to that she was the corporate secretary for Aura Minerals Inc. (formerly Aura Gold Inc.). Ms. Ziv-Av is a native of Israel, and holds an LLB and an LLM from Bar-Ilan University.
There are no family relationships between any of the directors or executive officers.
During the past five years none of our directors, executive officers, promoters or control persons has been:
(a)	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(b)	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

(c)	subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(d)	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law.
Compliance with Section 16(a) Beneficial Ownership Reporting Compliance, of the Exchange Act of 1934
Based on information provided to the Company, it is believed that all of the Company’s directors, executive officers and persons who own more than 10% of the Company’s common stock were in compliance with Section 16(a) of the Exchange Act of 1934 during the last fiscal year. During the year ended December 31, 2007, all of the Company’s directors, executive officers and Company’s common stock were in compliance with section 16(a) of the Exchange Act of 1934.
B. Compensation
The following table sets forth information concerning the compensation of the named executive officers for each of the registrant’s last five (5) completed fiscal years:

						Long-Term Compensation
						Awards		Payments
		Annual Compensation					Securities
				Other			Under-		All
				Annual		Restricted	Lying		Other
Name And				Compen-		Stock	Options/	LTIP	Compen-
Principal		Salary	Bonuses	sation		Award(s)	SARs	Payouts	sation
Position	Year	($)	($)	($)		($)	(=)	($)	($)
(a)	(b)	(c)	(d)	(e)		(f)	(g)	(h)	(i)
John A.A. James President and Director	2007	-0-	-0-	0		None	-0-	None	-0-
	2006	-0-	-0-	25,000	(1)	None	-0-	None	-0-
	2005	-0-	-0-	50,000	(2)	None	-0-	None	-0-
	2004	-0-	-0-	50,000	(3)	None	-0-	None	-0-
	2003	-0-	-0-	50,010	(4)	None	-0-	None	-0-

A. Cameron Richardson Director, CFO, President and CEO	2007	-0-	-0-	0		None	-0-	None	-0-
	2006	-0-	-0-	10,000	(1)	None	-0-	None	-0-
	2005	-0-	-0-	30,000	(5)	None	-0-	None	-0-
	2004	-0-	-0-	30,000	(6)	None	-0-	None	-0-
	2003	-0-	-0-	30,000	(7)	None	-0-	None	-0-

Notes:
On July 27, 2007, Mr. John A.A. James the President, CEO and a Director of the Company passed away. On July 27, 2007 Mr. Cameron Richardson, the CFO and a Director of the Company was appointed President and CEO of the Company.
(1)	The $35,000 included in accounts payable and accrued expenses — related parties at December 31, 2006 for officer/director consulting services in 2006 was forgiven by the officers/directors in 2007.
(2)	Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.
(3)	Paid as debt settlement of 500,000 restricted common shares at $0.10 per share in 2006, in lieu of cash.
(4)	Paid as debt settlement of 333,400 restricted common shares at $0.15 per share in 2005, in lieu of cash.
(5)	Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.
(6)	Paid as debt settlement of 300,000 shares at $0.10 per share in 2006, in lieu of cash.

(7)	Paid as debt settlement of 200,000 shares at $0.15 per share in 2005, in lieu of cash.
     None of our officers or directors is a party to an employment agreement with us.
Options/SAR Grants Table
We awarded no stock purchase options, or any other rights, to any of our directors or officers during the years ended December 31, 2007, 2006 and 2005.
Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table
At December 31, 2007 there were Nil stock purchase options outstanding. At December 31, 2006 there were 1,000,000 stock purchase options outstanding, comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company. The stock purchase options were fully vested. These stock purchase options were re-priced to an exercise price of $0.05 by Directors’ consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company’s common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company’s common stock over the exercise price.
At no time during the last completed fiscal year did we, while a reporting company pursuant to Section 13(a) of 15(d) of the Exchange Act, adjust or amend the exercise price of the stock options or SARs previously awarded to any of the named executive officers, whether through amendment, cancellation or replacement grants, or any other means.
Long-Term Incentive Plans (“LTIP”) Awards Table
We do not have a Long-term Incentive Plan.
Compensation of Directors
During the fiscal year 2007 we incurred Consulting Fees of $0 (2006 — $35,000) to directors of the Company for their services as officers of the Company (see the Executive Compensation table on page 19). The $35,000 included in accounts payable and accrued expenses — related parties at December 31, 2006 for officer/director consulting services in 2006 was forgiven by the officers/directors in 2007.
C. Board practices
Employment Contract and Termination Agreements
None of the Company’s officers or directors was party to an employment agreement with the company. Directors and/or officers receive reimbursement of expenses reasonably incurred on behalf of the Company.
Mandate and duties of the board
The Board has ultimate responsibility for supervising the conduct of the Company’s affairs and the management of its business. The principal objective of the Board is to protect and enhance Shareholder value over the long term. Although the Board has delegated to management responsibility for the day-to-day operations of the Company, the Board has ultimate responsibility for the stewardship of the Company. Board members generally serve until the next annual meeting and do not have service contracts.

The Board’s duties include overseeing strategic planning, reviewing and assessing principal risks to the Company’s business and approving risk management strategies, supervising and evaluating management, authorizing significant expenditures, ensuring timely and effective communication with Shareholders, and overseeing the Company’s internal controls and information systems.
The Board’s duties also include planning and monitoring activities of senior management. In considering and making appointments of senior management, the Board considers it appropriate, where relevant, to address succession and planning issues. In appointing senior management, the Board considers as a necessary requirement of such appointments that such personnel are qualified to carry out the duties and responsibilities relating to the appointed positions and thus, apart from monitoring, assessing and providing feedback to senior management, the Board does not consider it necessary to engage in specifically training senior management. The Board met by telephone two (2) times during 2007.
Directors
Our Board of directors consists of one member. Directors serve for a term of one year and stand for election at our annual meeting of stockholders. Pursuant to our Bylaws, any vacancy occurring in the Board of directors, including a vacancy created by an increase in the number of directors, may be filled by the stockholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the stockholders. If there are no remaining directors, the vacancy shall be filled by the stockholders.
At a meeting of stockholders, any director or the entire Board of directors may be removed, with or without cause, provided the notice of the meeting states that one of the purposes of the meeting is the removal of the director. A director may be removed only if the number of votes cast to remove him exceeds the number of votes cast against removal.
Meetings of the board of directors and committees
During the years ended December 31, 2007 and 2006 and the subsequent period ,our entire board of directors acted as our Executive, Audit, Compensation and Benefits and Nominating and Corporate Governance Committees. We do not have an independent member of the committees.
The Compensation Committee reviews employee compensation and benefits, and the Audit Committee reviews the scope of the independent audit, the appropriateness of the accounting policies, the adequacy of internal controls, the Company’s year-end financial statements and other such matters relating to the Company’s financial affairs as its members deem appropriate. During 2007 the Compensation Committee held one meeting by telephone conference call and the Audit Committee held two (2) meetings by conference calls.
The Audit Committee has discussed matters in the audited consolidated financial statements with the independent auditors as required by SAS 61. The Audit Committee has received the written disclosures and the letter from the independent auditors required by the Independence Standards Board Standard No. 1 (Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees) and has discussed with the independent auditors the independent auditor’s independence. Based on the review and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the latest fiscal year for filing with the SEC. The Audit Committee consists of A. Cameron Richardson.

Subsequent to June 10, 2008, the Company became a wholly-owned subsidiary of Nevoro Inc, and is now subject to the policies set by Nevoro’s board.
Independence from management
It is the Board’s view that Aurora’sBoard currently does not operate and function independently of management; Nevoro’s Board does operate and function independently of management.
Standard Arrangements
We reimburse Aurora’s directors for reasonable expenses incurred by them in attending meetings of the Board of Directors. During the year ended December 31, 2007, we paid non-officer directors $0 (2006 — $0, 2005 — $0, 2004 — $0, 2003 — $0) in consulting fees.
Shareholder communication
As a public company, prior to becoming a wholly-owned subsidiary of Nevoro, we communicated regularly with our Shareholders through annual, as well as news releases and regulatory filings. In addition, the executive officers of the Company are responsible for addressing day-to-day Shareholder enquiries and other Shareholder communication issues.
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
D. Employees
As of December 31, 2007 the Company had one part-time employee (2006 – 2; 2005 – 2; 2004 – 2; and 2003 – 2).
E. Share ownership
The following table sets forth certain information regarding the beneficial ownership of the Company’s Common Stock by the Company’s director and officer in common as at June 9, 2008. As at June 9, 2008, we had 19,981,476 shares of Common Stock issued and outstanding.

	Shares of Common	Approximate
Officers and Directors	Stock Beneficially	Percentage
Name of Beneficial Owner (1)	Owned	Owned
A. Cameron Richardson, 199 Edmonton Drive Toronto, ON Canada M2J 3X4	1,057,500	5.29%

(1)	For information concerning options granted to the above-mentioned individuals see Item 6 (B) Compensation – Options/SAR Grants Table on page 15.
Effective June 10, 2008, we became a wholly owned subsidiary of Nevoro.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major shareholders
On June 10, 2008 the Company and Nevoro Platinum, a wholly owned subsidiary of Nevoro were amalgamated under the Business Corporations Act (British Columbia) as one company under the name Aurora Platinum Exploration Inc. Under the plan of Arrangement, each common share of the Company has been cancelled and the holders thereof will be entitled to receive, for each such common share of the Company, one common share in the capital of Nevoro. As a result of the Arrangement the merged company is now a wholly-owned subsidiary of Nevoro. The shares of the Company were de-listed from and no longer trade on the OTC BB at the close of business on June 10, 2008.
Prior to June 10, 2008 there were 19,981,476 shares of common stock issued and outstanding. The only beneficial ownerships known by the Company to have exceed five percent (5%) of the Company’s outstanding Common Stock as at June 9, 2008, other than the shares owned by the officers and directors of the Company (see Item 6 – Directors, Senior Management and Employees — Section E Share ownership), was that held by the Family and Estate of John A.A. James, 2,646,627 shares (13.25%); International Mining & Finance Corporation 1,300,000 shares (6.51%) and Monterey Consolidated Services P/L (Lorodaca Superfund A/C) 1,219,700 shares (6.10%), respectively.
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
C. Interest of experts and counsel
None
Item 8. Financial Information
A. Consolidated Financial Statements and Other Financial Information
References are made to Part III, Item 17 Financial Statements and Item 18 Financial Statements.
B. Significant Changes
No significant changes have occurred since the date of the annual consolidated financial statements included in this document.
Item 9. The Offer and Listing
A. Offer and listing details
For price history of the stock of the Company, reference is made to Part I, Item 9, C.
B. Plan of distribution
Not applicable
C. Markets
The Common Stock of the Company has been quoted on the NASD OTC Bulletin Board since June 2001. The following tables sets forth the high and low bid prices for the Common Stock for the calendar quarters for the years ending December 31, 2007, 2006, 2005 2004 and 2003 and the most recent six months as reported by the NASD OTC Bulletin Board. These prices represent quotations between dealers without adjustment for retail markup, markdown or commission and may not represent actual transactions. As a result of the June 10, 2008 amalgamation under the Business Corporations Act (British Columbia) of the Company and Nevoro Platinum as one company under the name Aurora Platinum Exploration Inc, the shares of the Company were de-listed from and no longer trade on the OTC BB as at the close of business on June 10, 2008.
(a)	For the four most recent financial years: the annual high and low market prices;

Period
2007 - High	$0.15
2007 - Low	$0.02
2006 - High	$0.25
2006 - Low	$0.09

Period
2005 – High	$0.23
2005 – Low	$0.04
2004 – High	$0.40
2004 – Low	$0.08
2003 – High	$0.50
2003 – Low	$0.09
(b)	For the five most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter;

Period	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2008 – High ($)	0.12	0.60 (1)	—	—
2008 – Low ($)	0.03	0.07 (1)	—	—
2007 – High ($)	0.15	0.01	0.06	0.13
2007 – Low ($)	0.10	0.05	0.05	0.02
2006 – High ($)	0.25	0.22	0.20	0.25
2006 – Low ($)	0.09	0.10	0.10	0.15
2005 – High ($)	0.23	0.16	0.14	0.12
2005 – Low ($)	0.10	0.12	0.05	0.04
2004 – High ($)	0.40	0.40	0.40	0.36
2004 – Low ($)	0.17	0.20	0.12	0.08

Note: (1)The high and low bids for the Second Quarter of 2008 were for the period April 1, 2008 to June 10, 2008.
(c)	For the most recent six months: the high and low market prices for each month;

Month	High		Low
June 2008	$0.40	(1)	$0.29	(1)
May 2008	$0.41		$0.20
April 2008	$0.60		$0.07
March 2008	$0.12		$0.03
February 2008	$0.06		$0.04
January 2008	$0.04		$0.04

Note:(1) The high and low bids for the month of June 2008 were for the period June 1, 2008 to June 10, 2008.
D. Selling shareholders
Not applicable
E. Dilution
Not applicable
F. Expenses of the issue
Not applicable

Item 10. Additional Information
A. Share Capital
The authorized capital of the Company is an unlimited number of common shares with no par value.
B . Memorandum and articles of association
The Company’s Notice of Articles and Articles filed as exhibit 1.9 and 1.12 to this Form 20-F is incorporated herein by reference.
Aurora was incorporated in the British Virgin Islands under the International Business Companies Act (No 16 of 2004) on June 17, 1997 under ICB No. 236090 as Aurora Gold (BVI) Limited. On May 10, 2000 Aurora Gold (BVI) Limited changed its name to Aurora Metals (BVI) Ltd. Aurora Metals (BVI) Ltd. was re-registered as a BVI Business Company on January 1, 2007, under Registration No. 236090. Aurora Metals (BVI) Ltd. was continued into British Columbia under the Business Corporations Act (British Columbia) (“BCBCA”) on May 5, 2008 and concurrently changed its name to “Aurora Platinum Exploration Inc.” The following summarizes certain provisions of the Company’s Notice of Articles and Articles and applicable British Columbia law. This summary is qualified in its entirety by reference to the BCBCA and the Company’s Notice of Articles and Articles.
1.	The Company does not have any stated “objects” or “purposes” as such are not required by the corporate laws of the Province of British Columbia. Rather, the Company is, by such corporate laws, entitled to carry on any activities whatsoever which are not specifically precluded by other statutory provisions of the Province of British Columbia. The Notice of Articles and Articles of the Company can be viewed at its Registered Office in Vancouver, Canada.

2.	The powers and functioning of the Directors are set forth in the Articles of the Company. They provide:
(a) subject to the obligation of a Director to disclose his potential interest in a proposal, arrangement or contract being considered by the Company, a Director may vote with respect to such matter in certain instances and in certain instances shall not vote;
(b) the Directors may, in the absence of an independent quorum, vote compensation to themselves;
(c) there are no limitations on the exercise by the Directors of the Company’s borrowing powers;
(d) there are no provisions for the retirement or non-retirement of Directors under an age limit;
(e) there is no requirement for a Director to hold any shares in the Company.
3.	As all of the Company’s authorized and issued shares are of one class there are no special rights or restrictions of any nature or kind attached to any of the shares.

4.	To alter the rights of holders of issued shares of the Company such alteration must be approved by the majority vote of two-thirds of the issued shares of the Company attending and voting, and in a separate meeting by a two-thirds majority of the shares that are the subject of the proposed alterations attending and voting at the meeting.

5.	Annual General Meetings are called and scheduled upon decision by the Board of Directors. The Directors may convene an extraordinary general meeting of the shareholders. The holders of not less than 5% of the issued shares of the Company may requisition an extraordinary meeting of the shareholders. All meetings of the shareholders may be attended by registered shareholders or persons who hold powers of attorney or proxies given to them by registered shareholders.

6.	There are no limitations prohibiting shares being held by non-residents, foreigners or any other group.

7.	There are no provisions in the Company’s Articles or charter documents that would have an effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring of the Company.

8.	There are no bylaw provisions requiring share ownership to be disclosed. The securities laws of the Province of British Columbia require disclosure of shareholdings by insiders who are generally directors, officers, employees or others holding more than 10% of the issued shares of the company and their affiliates.

9.	There are no provisions in the Company’s Notice of Articles or Articles governing changes in the Company’s capital which are more stringent than required by law.
C. Material contracts
Not applicable.
D. Exchange controls
There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.
E. Taxation
Certain Canadian Federal Income Tax Consequences
The following is a general summary of the principal Canadian federal income tax considerations generally applicable to a holder of common shares of the Company (the “Common Shares”) who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) (i) is not resident, nor deemed to be resident in Canada for purposes of the Tax Act and any applicable income tax treaty or convention, (ii) holds Common Shares as capital property, (iii) deals at arm’s length with, and is not affiliated with, the Company, and (iv) does not use or hold, and is not deemed to use or hold Common Shares in carrying on a business in Canada (a “Non-Resident Shareholder”). The Common Shares will generally constitute capital property to a holder thereof unless such Common Shares are held in the course of carrying on a business of buying and selling securities or in connection with an adventure in the nature of trade. Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder which is an insurer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Tax Act in force on the date hereof and the regulations enacted pursuant thereto, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the Canada-United States Income Tax Convention (the “Canada-US Tax Treaty”) as in effect on the date hereof, and the Company’s understanding of the current published administrative practices of the Canada Revenue Agency (“CRA”). No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or actions, or changes in the administrative practices of the CRA, nor does it take into account or consider any provincial, territorial or foreign income tax considerations. Provincial and territorial income tax legislation varies in Canada and in some cases differs from federal income tax legislation.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Shareholder, and no representations are made with respect to the Canadian income tax consequences to any particular Non-Resident Shareholder. Accordingly, prospective purchasers of Common Shares should consult their own tax advisors for advice with respect to their particular circumstances.
The term “US Holder,” for the purposes of this summary, means a Non-Resident Shareholder who, for purposes of the Canada-US Tax Treaty, is at all relevant times a resident of the United States, and does not use or hold and is not deemed to use or hold the Common Shares in connection with carrying on a business in Canada through a permanent establishment or fixed base in Canada. It is the present published policy of the CRA that most entities (including most limited liability companies) that are treated as being fiscally transparent for United States federal income tax purposes will not qualify as resident of the United States under the provisions of the Canada-US Tax Treaty and are therefore not entitled to any benefits under the Canada-US Tax Treaty. Under the Fifth Protocol to the Canada-US Tax Treaty, Canada and the United States have agreed that the Convention will be extended to apply, in some circumstances, in respect of fiscally transparent entities (including limited liability companies). However, the Fifth Protocol to the Convention has not yet been ratified and is not currently in force. US Holders are urged to consult with their own tax advisors to determine their entitlement to benefits under the Canada-US Tax Treaty based on their particular circumstances.
For the purposes of the Tax Act, all amounts related to the acquisition, holding or disposition of Common Shares which are not denominated in Canada dollars must be converted into Canadian dollars based on the exchange rate (as determined in accordance with the Tax Act) applicable on the effective date of the related acquisition, disposition or recognition of income.
The Arrangement
For a summary of the principal Canadian federal income tax considerations generally applicable to Non-Resident Shareholders in respect of the transaction whereby Nevoro Inc. (NVR – TSX) acquired 100% of the Common Shares of the Company through a court-approved plan of arrangement, see the notice of meeting of shareholders and management information circular dated May 6, 2008, incorporated by reference to From 6-K filed on May 14, 2008 – SEC File No. 000-30816 available at www.sec.gov.
Disposition of Common Shares Prior to the Arrangement
This portion of the summary applies to Non-Resident Shareholders that dispose of Common Shares of the Company other than pursuant to the Arrangement. The Common Shares are considered “taxable Canadian property” because the Common Shares are not listed on a designated stock exchange for purposes of the Tax Act. As a result, a Non-Resident Shareholder will be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Shareholder on a disposition or deemed disposition of a Common Share unless the Non-Resident Shareholder is entitled to relief under an applicable income tax treaty or convention. A disposition or deemed disposition of a Common Share will generally result in a Non-Resident Shareholder realizing a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition exceed (or are exceeded by) the adjusted cost base to the Non-Resident Shareholder of such Common Share immediately before the disposition.
Generally, one-half of the amount of any capital gain (a “taxable capital gain”) realized by a Non-Resident Shareholder in respect of “taxable Canadian property” (other than “treaty-protected property” as defined in the Tax Act) in a taxation year must be included in computing such Non- Resident’s taxable income earned in Canada for that taxation year, and one-half of any capital loss (an “allowable capital loss”) realized by a Non-Resident Shareholder in respect of “taxable Canadian property” (other than “treaty-protected property” as defined in the Tax Act) may be deducted from any taxable capital gains realized by the Non-Resident Shareholder in respect of “taxable Canadian property” (other than “treaty-protected property” as defined in the Tax Act) in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year (other than in respect of “treaty-protected property”) may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, subject to and in accordance with the provisions of the Tax Act.
Under the Canada-US Tax Treaty, any capital gain realized on the disposition or deemed disposition of Common Shares by a Non-Resident Shareholder who is a US Holder will generally be from a disposition of “treaty-protected property” and not be subject to Canadian federal income tax if, at the time of the disposition, the Common Shares do not derive their value principally from real property situated in Canada. In this regard, “real property” includes any right to explore for or exploit mineral deposits and sources in Canada and other natural resources in Canada and any right to an amount computed by reference to the production, including profit, from, or to the value of production from, mineral deposits and sources in Canada and other natural resources in Canada. It is the Company’s view that Common Shares held by a US Holder should be considered “treaty-protected property” to that US Holder, prior to the arrangement.
A Non-Resident Shareholder that disposes or is deemed to have disposed of Common Shares will be required to notify the CRA of the disposition, either prior to the disposition or within 10 days thereafter, and should obtain a clearance certificate under section 116 of the Tax Act in respect of the disposition. To obtain a clearance certificate, a Non-Resident Shareholder may be required to make a prepayment on account of its Canadian income tax liability. If a clearance certificate is not obtained from the CRA or if the clearance certificate obtained by the Non-Resident Shareholder fixes a certificate limit which is less than the proceeds of disposition of such property, a purchaser of such Common Shares will be required to withhold 25% of the amount by which the cost of the Common Shares to the purchaser exceeds the certificate limit fixed by the clearance certificate, if any, and to remit the amount withheld to the Receiver General of Canada within 30 days after the end of the month in which the purchaser acquired the Common Shares (or such longer period as the CRA may permit). In addition, a Non-Resident Shareholder that disposes or is deemed to have disposed of Common Shares will be required to file a Canadian income tax return reporting the disposition or deemed disposition.
Taxation of Dividends on Common Shares
Dividends on Common Shares that are paid or credited or deemed to be paid or credited to a Non-Resident Shareholder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of such dividends. This withholding tax may be reduced pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Shareholder. In the case of a beneficial owner of dividends who is a US Holder, the rate of Canadian withholding tax generally will be reduced to 15% of the gross amount of such dividends. In addition, under the Canada-US Tax Treaty, dividends may be exempt from Canadian non-resident withholding tax if paid to certain US Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations and qualifying trusts, companies, organizations or arrangements operated exclusively to administer or provide pension, retirement or employee benefits that are exempt from tax in United States and that have complied with specific administrative procedures.
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
Additional taxation information is found in the Company’s information circular filed on Form 6-K on EDGAR on May 14, 2008 (SEC File No. 0001140361-08-012300).
F. Dividends and paying agents
Not applicable.
G. Statement by experts
Not applicable.
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
I. Subsidiary information
Not applicable
Item 11. Quantitative and Qualitative Disclosures About Market Risk
Our exposure to market risk is confined to our cash equivalents, and available-for-sale securities. We invest in high-quality financial instruments; primarily money market funds, federal agency notes, and US Treasury obligations, with the effective duration of the portfolio within one year which we believe are subject to limited credit risk. We currently do not hedge interest rate exposure. Due to the short-term nature of our investments, we do not believe that we have any material exposure to interest rate risk arising from our investments.

Item 12. Description of Securities Other Than Equity Securities
A. Debt Securities
Not applicable
B. Warrants and Rights
Not applicable
C. Other Securities
Not applicable
D. American Depositary Shares
Not applicable
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
None
ITEM 15. Controls and Procedures
Attached as exhibits to this Annual Report on Form 20-F are certifications of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required pursuant to Rule 13a-14 of the Exchange Act. This “Controls and Procedures” section of this Annual Report on Form 20-F includes information concerning the controls and controls evaluation referenced in the certifications. This section of the Annual Report on Form 20-F should be read in conjunction with the certifications for a more complete understanding of the matters presented.
(a) Evaluation of disclosure controls and procedures
We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 20-F. Disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 20-F is recorded, processed, summarized and reported within the time periods specified by the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Based on the evaluation, our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), have concluded that, subject to the inherent limitations noted in this Part II, Item 15(b), as of December 31, 2007, our disclosure controls and procedures were not effective due to the existence of several material weaknesses in our internal control over financial reporting, as discussed below.
(b) Management’s annual report on internal control over financial reporting
Management is responsible for establishing and maintaining internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management evaluated, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our internal control over financial reporting as of December 31, 2007.
Based on its evaluation under the framework in Internal Control—Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission, our management concluded that our internal control over financial reporting was not effective as of December 31, 2007, due to the existence of significant deficiencies constituting material weaknesses, as described in greater detail below. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
Attestation report of the registered public accounting firm
This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this annual report.
Limitations on Effectiveness of Controls
Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additional controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
Material Weaknesses Identified
In connection with the preparation of our consolidated financial statements for the year ended December 31, 2007, certain significant deficiencies in internal control became evident to management that represent material weaknesses, including,
(i)	Lack of a sufficient number of independent directors for our board and audit committee. We do not have an independent director on our board, which is comprised of 1 director, and on our audit committee, which is comprised of 1 director. As a publicly-traded company, we should strive to have a majority of our board of directors be independent.

(ii)	Lack of an independent financial expert on our audit committee. We currently do not have an independent audit committee financial expert on our audit committee as defined by the SEC. Pursuant to Section 407, we are required to disclose whether we have at least one “audit committee financial expert” on our audit committee in addition to whether the expert is independent of management. Since we do not have an independent audit committee financial expert, we have disclosed this fact; however, it is still the expectation that we obtain a financial expert on our audit committee.

(iii)	Insufficient segregation of duties in our finance and accounting functions due to limited personnel. During the year ended December 31, 2007, we had one person on staff that performed nearly all aspects of our financial reporting process, including, but not limited to, access to the underlying accounting records and systems, the ability to post and record journal entries and responsibility for the preparation of the financial statements. This creates certain incompatible duties and a lack of review over the financial reporting process that would likely result in a failure to detect errors in spreadsheets, calculations, or assumptions used to compile the financial statements and related disclosures as filed with the SEC. These control deficiencies could result in a material misstatement to our interim or annual consolidated financial statements that would not be prevented or detected.

(iv)	Lack of appropriate staffing and controls to effectively identify and address non- standard accounting issues.
Plan for Remediation of Material Weaknesses
We intend to take appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. We intend to consider the results of our remediation efforts and related testing as part of our year-end 2008 assessment of the effectiveness of our internal control over financial reporting.
We have implemented certain remediation measures and are in the process of designing and implementing additional remediation measures for the material weaknesses described in this Annual Report on Form 20-F. Such remediation activities include the following:
•	We continue to recruit one or more additional independent board members to join our board of directors. We continue to recruit at least one additional financial expert to join as an independent board member and as an audit committee member. We will recruit additional people for our accounting and finance department.

•	In addition to the foregoing remediation efforts, we will continue to update the documentation of our internal control processes, including formal risk assessment of our financial reporting processes.
(c) Changes in Internal Controls over Financial Reporting
There were no significant changes in internal control over financial reporting during 2007 that materially affected, or are reasonably likely to materially affect, our internal control over financing reporting.
Item 16. (Reserved)
Item 16A Audit Committee Financial Expert
Prior to becoming a wholly-owned subsidiary of Nevoro, Mr. Richardson was the sole officer and director of the Company and the sole member of our Audit Committee. Mr. Richardson is not an audit committee financial expert.

Item 16B Code of Ethics
As part of its stewardship responsibilities, the Board of Directors has approved formal “Standards of Ethical Conduct” that govern the behavior of the directors, officers and employees of the Company. The Board monitors compliance with these standards and is responsible for the granting of any waivers from these standards to directors or officers. Disclosure will be made by the Company of any waiver from these standards granted to the directors or officers of the Company in the quarterly report of the Company that immediately follows the grant of such waiver. No waiver has been granted to date. A copy of the “Corporate Governance Principles” is filed as Exhibit 11.1 to this Annual Report on Form 20-F.
Item 16C Principal Accountant Fees and Services
Audit Fees:
The aggregate fees billed and expected to be billed for professional services by Peterson Sullivan PLLC for the audit of our annual consolidated financial statements or services that were normally provided by the accountant in connection with statutory and regulatory filings or engagements for the 2007 fiscal year are $20,000 (2006 — $20,000).
Audit-Related Fees:
The aggregate fees billed to us for assurance and related services by Peterson Sullivan PLLC that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under audit fees for fiscal 2007 were $0 (2006 — $0).
Tax Fees:
The aggregate fees billed to us for professional services by Peterson Sullivan PLLC for tax compliance for fiscal 2007 were $0 (2006 — $0).
All Other Fees:
The aggregate fees billed to us for products and services provided by Peterson Sullivan PLLC, other than reported under Audit Fees, Audit-Related Fees and Tax Fees for fiscal 2007 were $0 (2006 - $0).
Audit Committee Pre-Approval Policies and Procedures:
All audit and non-audit services performed by the Registrant’s external auditor must be pre-approved by the audit committee of the Registrant. The Audit Committee feels that the services rendered by Peterson Sullivan PLLC were compatible with maintaining the principal accountant’s independence. All audit and non-audit services performed by Peterson Sullivan PLLC were carried out by Peterson Sullivan PLLC full-time, permanent employees
Item 16 D. Exemptions from the Listing Standards for Audit Committees
None.
Item. 16 E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
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
We have audited the accompanying consolidated balance sheets of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary (“the Company”) as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders’ equity (deficiency) and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2007, and for the period from June 17, 1997 (date of inception) to December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The Company’s financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, were audited by other auditors whose report, dated May 25, 2005, expressed an unqualified opinion on those statements and included an explanatory paragraph that referred to substantial doubt about the Company’s ability to continue as a going concern. The financial statements for the period from June 17, 1997 (date of inception) through December 31, 2004, reflect a net loss of $1,687,130, which amount is included in the accumulated deficit as of December 31, 2007. The other auditors’ report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior periods, is based solely on the report of such other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Aurora Metals (BVI) Limited (an exploration stage company) and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, and for the period from June 17, 1997 (date of inception) to December 31, 2007, in conformity with accounting principles generally accepted in the United States.
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has not been able to generate any operating revenues or positive cash flows from operations to date and has an accumulated deficit of $2,111,452 at December 31, 2007. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding those matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
/S/ PETERSON SULLIVAN PLLC
May 5, 2008
Seattle, Washington

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Balance Sheets
December 31, 2007 and 2006
(Expressed in U.S. Dollars)

	2007	2006

ASSETS
Current assets
Cash	$9,671	$4,874
Available-for-sale securities	4,257	23,414
Prepaid expenses and other	10,121	106

Total current assets	24,049	28,394
Mineral property	—	—

Total assets	$24,049	$28,394

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Current liabilities
Accounts payable and accrued expenses	$55,340	$12,290
Accounts payable and accrued expenses — related parties	105,297	81,421
Deferred revenue	—	18,571

Total current liabilities	160,637	112,282

Stockholders’ Equity (Deficiency)
Share capital
Authorized:
50,000,000 common shares, par value $0.01
Issued and outstanding:
19,981,476 (December 31, 2006 - 19,981,476) common shares	199,815	199,815
Additional paid-in capital	1,775,049	1,775,049
Deficit accumulated during the exploration stage	(2,111,452)	(2,046,295)
Accumulated other comprehensive income (loss)	—	(12,457)

Stockholders’ equity (deficiency)	(136,588)	(83,888)

Total liabilities and stockholders’ equity (deficiency)	$24,049	$28,394

The accompanying notes are an integral part of these consolidated financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Operations
(Expressed in U.S. Dollars)

	Cumulative from
	June 17	Year	Year	Year
	1997 (inception)	Ended	Ended	Ended
	to December 31	December 31	December 31	December 31
	2007	2007	2006	2005

General and administrative expenses
Administrative and general	$300,172	$42,952	$53,358	$77,906
Professional fees — accounting and audit	127,896	29,255	21,970	10,942
Professional fees — legal	166,792	25,045	14,487	543
Consulting fees	274,984	3,037	35,000	100,615
Stock based compensation	59,500	—	—	50,000

	(929,344)	(100,289)	(124,815)	(240,006)
Project development expenses	(235,291)	—	(10,346)	(7,198)
Project finder’s fee	(72,750)	—	—	—
Exploration expenses	(910,329)	—	—	—
Lease maintenance fee	(62,995)	(26,825)	(8,575)	(5,525)
Other than temporary impairment loss on available-for-sale securities	(31,614)	(31,614)	—	—
Forgiveness of management fees	35,000	35,000	—	—
Other income	95,871	58,571	23,800	13,500

Net loss for the period	$(2,111,452)	$(65,157)	$(119,936)	$(239,229)

Net Loss per share — basic and diluted		$(0.00)	$(0.01)	$(0.01)

Weighted average number of common shares outstanding — basic and diluted		19,981,476	19,740,539	18,072,684

The accompanying notes are an integral part of these consolidated financial statements

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)

From June 17, 1997 (inception) to December 31, 2007	PAGE 1 OF 3
(Expressed in U.S. Dollars)

				Deficit
				Accumulated	Accumulated	Total	Total
			Additional	during	other	Stockholders	comprehensive
	Common stock		Paid-in	exploration	comprehensive	equity	income
	Shares	Amount	capital	stage	income (loss)	(deficiency)	(loss)
	#	$	$	$	$	$	$

Balance June 17, 1997	—	—	—	—	—	—	—
Issuance of shares for cash, June 1997	13,000,000	130,000	(129,900)	—	—	100	—
Components of comprehensive income (loss) Net income (loss) for the year				(1,855)	—	(1,855)	(1,855)

Balance, December 31, 1997	13,000,000	130,000	(129,900)	(1,855)	—	(1,755)	(1,855)

Components of comprehensive income (loss) Net income (loss) for the year				(2,013)		(2,013)	(2,013)

Balance, December 31, 1998	13,000,000	130,000	(129,900)	(3,868)	—	(3,768)	(2,013)

Components of comprehensive income (loss) Net income (loss) for the year				(1,512)	—	(1,512)	(1,512)

Balance, December 31, 1999	13,000,000	130,000	(129,900)	(5,380)	—	(5,280)	(1,512)

Components of comprehensive income (loss) Net income (loss) for the year				(419,625)	—	(419,625)	(419,625)

Balance, December 31, 2000	13,000,000	130,000	(129,900)	(425,005)	—	(424,905)	(419,625)

Unexchanged certificate	(126,057)	(1,261)	1,261	—	—	—	—
Issuance of shares for cash, Feb2001	857,143	8,571	591,429	—	—	600,000	—
Issuance of shares for debt settlement, Jun2001	217,357	2,174	149,976	—	—	152,150	—
Allotted 25,000 shares for debt settlement, Jul2001	—	—	15,000	—	—	15,000	—
Issuance of shares for debt settlement, Jul2001	295,683	2,957	204,022	—	—	206,979	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(568,694)	—	(568,694)	(568,694)

Balance, December 31, 2001	14,244,126	142,441	831,788	(993,699)	—	(19,470)	(568,694)

Issuance of previously allocated shares, Jan2002	25,000	250	(250)	—	—	—	—
Issuance of shares for debt settlement, Jan2002	600,000	6,000	94,000	—	—	100,000	—
Issuance of shares for cash, Apr2002	750,000	7,500	142,500	—	—	150,000	—
Issuance of shares for finder’s fee, Apr2002	150,000	1,500	28,500	—	—	30,000	—
The accompanying notes are integral part of these consolidated financial statements.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)

From June 17, 1997 (inception) to December 31, 2007	PAGE 2 OF 3
(Expressed in U.S. Dollars)

				Deficit
				Accumulated	Accumulated	Total	Total
			Additional	during	other	stockholders’	comprehensive
	Common stock		Paid-in	exploration	Comprehensive	equity	income
	Shares	Amount	capital	stage	income (loss)	(deficiency)	(loss)
	#	$	$	$	$	$	$

Finder’s fee charges to additional paid in capital, Apr2002	—	—	(30,000)	—	—	(30,000)	—
Issuance of shares for services provided, Jun2002	50,000	500	17,500	—	—	18,000	—
Stock based compensation	—	—	9,500	—	—	9,500	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(227,812)	—	(227,812)	(227,812)

Balance, December 31, 2002	15,819,126	158,191	1,093,538	(1,221,511)	—	30,218	(227,812)

Issuance of shares for services provided, May2003	472,500	4,725	160,650	—	—	165,375	—
Issuance of shares for finder’s fee, May2003 (relating to License agreement)	171,450	1,715	58,285	—	—	60,000	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(288,706)	—	(288,706)	(288,706)

Balance, December 31, 2003	16,463,076	164,631	1,312,473	(1,510,217)	—	(33,113)	(288,706)

Issuance of shares and warrants for cash, May2004	1,000,000	10,000	140,000	—	—	150,000	—
Issuance of shares for finder’s fee, May2004 (relating to License agreement)	85,000	850	11,900	—	—	12,750	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(176,913)	—	(176,913)	(176,913)

Balance, December 31, 2004	17,548,076	175,481	1,464,373	(1,687,130)	—	(47,276)	(176,913)

Issuance of shares to settle accounts payable, Jan2005	533,400	5,334	74,676	—	—	80,010	—
Stock based compensation, August 2005	—	—	50,000	—	—	50,000	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(239,229)	—	(239,229)	(239,229)
Unrealized loss on available-for-sale securities	—	—	—	—	(6,750)	(6,750)	(6,750)

Balance, December 31, 2005	18,081,476	180,815	1,589,049	(1,926,359)	(6,750)	(163,245)	(245,979)

The accompanying notes are integral part of these consolidated financial statements.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)

From June 17, 1997 (inception) to December 31, 2007	PAGE 3 OF 3
(Expressed in U.S. Dollars)

				Deficit
				Accumulated	Accumulated	Total	Total
			Additional	during	other	stockholders’	comprehensive
	Common stock		Paid-in	exploration	Comprehensive	equity	income
	Shares	Amount	capital	stage	income (loss)	(deficiency)	(loss)
	#	$	$	$	$	$	$

Balance, December 31, 2005	18,081,476	180,815	1,589,049	(1,926,359)	(6,750)	(163,245)	(245,979)

Issuance of shares to settle accounts payable, Feb 2006	1,600,000	16,000	144,000	—	—	160,000	—
Issuance of shares on exercise of warrants for cash, April 2006	300,000	3,000	42,000	—	—	45,000	—
Components of comprehensive income (loss) Net income (loss) for the year	—	—	—	(119,936)	—	(119,936)	(119,936)
Unrealized loss on available-for-sale securities	—	—	—	—	(5,707)	(5,707)	(5,707)

Balance, December 31, 2006	19,981,476	199,815	1,775,049	(2,046,295)	(12,457)	(83,888)	(125,643)

Components of comprehensive income (loss)
Net income (loss) for the year	—	—	—	(65,157)	—	(65,157)	(65,157)
Unrealized loss on available-for-sale securities	—	—	—	—	(19,157)	(19,157)	(19,157)
Reclassification adjustment for other than temporary impairment loss on available-for-sale securities	—	—	—	—	31,614	31,614	31,614

Balance, December 31, 2007	19,981,476	199,815	1,775,049	(2,111,452)	—	(136,588)	(52,700)

The accompanying notes are integral part of these consolidated financial statements.

AURORA METALS (BVI) LIMITED AND SUBSIDIARY
(An exploration stage enterprise)
Consolidated Statements of Operations
(Expressed in U.S. Dollars)

	Cumulative from
	June 17	Year	Year	Year
	1997 (inception)	Ended	Ended	Ended
	to December 31	December 31	December 31	December 31
	2007	2007	2006	2005

Cash flows from operating activities
Net loss for the period	$(2,111,452)	$(65,157)	$(119,936)	$(239,229)
Adjustments to reconcile net loss to net cash used in operating activities:
- available for sale securities received as income	(35,871)	(18,571)	(3,800)	(13,500)
- Other than temporary impairment loss on available-for-sale securities	31,614	31,614	—	—
- forgiveness of management fees	(35,000)	(35,000)	—	—
- stock based compensation	59,500	—	—	50,000
- issuance of stock for services	256,125	—	—	—
Changes in assets and liabilities:
- (increase) decrease in prepaid expenses and other current assets	(10,121)	(10,015)	—	—
- (decrease) increase accounts payable and accrued expenses	535,647	101,926	78,653	174,991

Net cash provided by (used in) operating activities	(1,309,558)	4,797	(45,083)	(27,738)

Cash flows from financing activity Proceeds from issuance of common stock	1,319,229	—	45,000	—

Net Increase (decrease) in cash	9,671	4,797	(83)	(27,738)
Cash, beginning of period	—	4,874	4,957	32,695

Cash, end of period	$9,671	$9,671	$4,874	$4,957

Non-cash operating and financing activities Shares issued for settlement of accounts payable		$—	$160,000	$80,010

The accompanying notes are an integral part of these financial statements

Notes to Consolidated Financial Statements
1. Nature of Business and Going Concern
Aurora Metals (BVI) Limited (the “Company”) was incorporated as Aurora Gold (BVI) Limited in the British Virgin Islands under the International Business Companies Act on the 17th day of June 1997. The Company changed its name to Aurora Metals (BVI) Limited on May 10, 2000. The Company was re-registered as a BVI Business Company on the 1st day of January 2007. The Company was a subsidiary of Aurora Gold Corporation until it was spun-off on March 9, 2001.
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
These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The general business strategy of the Company is to acquire mineral properties either directly or through the acquisition of operating entities. The Company has incurred operating losses since inception, has an accumulated deficit of $2,111,452 as at December 31, 2007 and has not generated any operating revenues or positive cash flows from operations to date. The continued operations of the Company is dependent upon the existence of economically recoverable mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production. The Company requires additional funds to meet its obligations and maintain its operations. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in this regard are to raise equity financing through private or public equity investment in order to support existing operations and expand its business. There is no assurance that such additional funds will be available to the Company when required or on terms acceptable to the Company. These consolidated financial statements do not include any adjustments that might result from this uncertainty.
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

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

(c)	Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased. The Company did not have any cash equivalents at December 31, 2007 and 2006. No material amounts were paid for interest expense and no amounts were paid for income taxes in 2007, 2006 or 2005.

2. Significant Accounting Policies (continued)
(d)	Available-for-Sale Securities

The Company’s available-for-sale securities consist of shares of common stock of one publicly traded company and are stated at fair value. The cost of these securities is $4,257 at December 31, 2007 (2006 — $35,871) and the gross unrealized holding loss of $Nil (2006 — $12,457) is included in accumulated other comprehensive income (loss) at December 31, 2007. Any unrealized holding gains or losses in these securities are included in the determination of accumulated other comprehensive income (loss). If a loss in value in the available-for-sale securities is considered to be other than temporary, it is recognized in the determination of net income. During the year ended December 31, 2007, the Company recognized an other than temporary impairment loss on the available-for-sale securities which were written down $31,614 to their estimated realizable value at December 31, 2007, because, in the opinion of management, the decline in the market value of those securities was considered to be other than temporary. Cost is based on the specific identification method for the individual securities to determine realized gains or losses.

(e)	Mineral Properties and Exploration Expenses

Exploration costs are charged to operations as incurred until such time that proven reserves are discovered. From that time forward, the Company will capitalize all costs to the extent that future cash flow from mineral reserves equals or exceeds the costs deferred. The deferred costs will be amortized over the recoverable reserves when a property reaches commercial production. As at December 31, 2007 and 2006, the Company did not have proven reserves.

Exploration activities conducted jointly with others are reflected at the Company’s proportionate interest in such activities.

Costs related to site restoration programs are accrued over the life of the project.

(f)	Share-Based Payment

The Company has an Employees’ and Directors’ Stock Option Plan which is disclosed in Note 5. On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment”, (SFAS No. 123R) on a modified prospective basis. Prior to January 1, 2006, the Company recorded compensation costs using the fair value based method in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”. The adoption of SFAS No. 123(R) did not have an impact on the Company’s consolidated financial position and results of operations as no stock options were granted or modified in 2007 or 2006 and all stock options outstanding at December 31, 2005 were fully vested. The fair value of stock options at the date of grant is amortized to General and administrative expenses, with an offsetting credit to additional paid-in capital, on a straight-line basis over the vesting period.

(g)	Foreign Currency Transactions

The Company considers the U.S. dollar to be its functional currency. Accordingly, assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates approximating the exchange rates in effect at the time of the transactions. All exchange gains and losses are included in Administrative and general expenses in the consolidated statements of operations and were not material in 2007, 2006 or 2005.

(h)	Concentration of Credit Risk

The Company places its cash with high credit quality financial institutions. The Company did not have funds deposited in banks beyond the insured limits as of December 31, 2007 and 2006.

2. Significant Accounting Policies (continued)
(i)	Comprehensive income

The Company has adopted SFAS No. 130 (SFAS 130), Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Consolidated Statements of Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss). Comprehensive income comprises equity except those resulting from investments by owners and distributions to owners.

Accumulated other comprehensive income (loss) consists entirely of unrealized losses on available-for-sale securities at December 31, 2006. There is no accumulated comprehensive income (loss) at December 31, 2007.

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

The carrying value of cash and accounts payable and accrued expenses approximate their fair value because of the short-term nature of these instruments. The Company adjusts the carrying value of its short-term investments to fair value with any unrecognized gains or losses recorded as a component of “Accumulated Other Comprehensive Income” and thus the carrying value equals fair value. Management is of the opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments.

(k)	Income Taxes

The Company has adopted SFAS No. 109 (SFAS 109), Accounting for Income Taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

The Company was formed in The British Virgin Islands which does not require the payment of income taxes. The Company’s operations in the United States operate at a tax loss which is not expected to provide future tax benefits, therefore, no provision for income taxes has been provided for in these consolidated financial statements. Management of the Company has not determined if there are any tax net operating losses generated in the United States. If there were, any net operating loss carryforwards would be fully reserved.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB interpretation No. 48 (“FIN No. 48”). This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this interpretation did not have a material impact on the Company’s results of operations or financial position. As such, the Company has not recorded any liabilities for uncertain tax positions or any related interest and penalties.

     2. Significant Accounting Policies (continued)
(l)	Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted loss per share takes into consideration common shares outstanding (computed under basic earnings per share) and potentially dilutive securities and is equivalent to basic loss per share for 2007, 2006 and 2005, because potentially dilutive securities outstanding were anti-dilutive due to the net losses incurred in each year. Potentially dilutive securities outstanding for the years ended December 31, 2007, 2006 and 2005 consisted of stock options and stock purchase warrants (see notes 5 and 6).

(m)	New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements but does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except for nonfinancial assets and liabilities which has been delayed until after November 15, 2008. The Company does not expect the adoption of FAS 157 to have a significant impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“FAS 159”). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. FAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of FAS 159 to have a significant impact on its financial statements.

In June 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services to be Used in Future Research and Development Activities (“EITF 07-3”), which is effective for fiscal years beginning after December 15, 2007. EITF 07-3 requires that nonrefundable advance payments for future research and development activities be deferred and capitalized. Such amounts will be recognized as an expense as the goods are delivered or the related services are performed. The Company does not expect the adoption of EITF 07-3 to have a material impact on its financial results.

In December 2007, the Emerging Issues Task Force of the FASB issued EITF Issue No. 07-1, Accounting for Collaborative Arrangements (“EITF 07-1”), which is effective for fiscal years beginning after December 15, 2008. EITF 07-1 provides income statement classification and related disclosure guidance for participants in a collaborative arrangement. The Company does not expect the adoption of EITF 07-1 to have a material impact on its financial results.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No. 51 (“FAS 160”), which amends Accounting Research Bulletin No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 is effective for the Company’s fiscal year beginning January 1, 2009. The Company does not expect the adoption of FAS 160 to have a material impact on its financial results.

In December 2007, the FASB issued SFAS No. 141R, Business Combinations (“FAS 141R”), which establishes principles and requirements for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any noncontrolling interest in an acquisition, at their fair value as of the

2. Significant Accounting Policies (continued)
(m)	New Accounting Pronouncements (continued)

acquisition date. FAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. This standard will change the Company’s accounting treatment for business combinations on a prospective basis.
3. Mineral Property
(a)	Mountain View Lease Agreement

The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc., and fifteen individuals, (collectively the “Lessors”) for exploration for platinum group metals (“PGM”), in the Stillwater Complex, Montana. The Stillwater Complex is located in the Beartooth Mountains in south-central Montana. The agreement covers 77 unpatented claims and one patented claim, all located in Stillwater County. The claims are contiguous, with an area of approximately 1,719 acres.

The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years upon payment of Advance Royalties of US$50,000. Advance Royalties of US$500,000 are payable at commencement of mine construction.

The Company has honored its obligations under the Mountain View Lease Agreement with regards to payments and other matters and the agreement is in good standing.

(b)	Basal Zone Lease Agreement

The Company has entered into an agreement with Fort Stockton Investments, Inc. and Mouat Nickel Mines, Inc. (“Basal Zone Lessors”) for exploration for platinum group metals (“PGM”), and nickel-copper-cobalt mineralization, in the Stillwater Complex, Montana. The agreement covers an area of approximately 903 acres, in 9 unpatented claims and 34 patented claims in Stillwater County, and 17 unpatented claims, covering approximately 345 acres, in Sweet Grass County. The Lease Agreement has a Primary Term of ten years from the date of execution, extendable for a further five years.

The Company has honored its obligations under the Basal Zone Lease Agreement with regards to payments and other matters and the agreement is in good standing.

(c)	Aurora-Trend Stillwater Joint Venture Agreement

On September 17, 2004 the Company signed a Letter of Intent with Trend Mining Company (“Trend”) with the aim of establishing a joint venture for exploration on certain claims covered by the Basal Zone and Mountain View lease Agreements. After several extensions to the Letter of Intent, an agreement entitled “Aurora-Trend Stillwater Joint Venture Agreement” (“A-TSVA”) was signed with an effective date of January 1, 2005.

Under the terms of the A-TSVA, Trend was the operator during the exploration phase of the joint venture and could earn 50% in the claim blocks after spending $2 million over five years. Work commitments during the first and second years, 2005 and 2006, were $100,000 and $400,000 respectively, after which work commitments were $500,000 per year. Upon spending $2 million, a joint venture company would be formed by the Company and Trend to operate and further develop the properties. Trend would pay annual claim fees and lease payments on a pro rata basis commensurate with claims assigned to the A-TSVA.

Consideration paid, or to be paid, by Trend to the Company included: 50,000 shares of Trend’s common stock on signing of the Agreement (received in 2005 and recorded at fair value of $13,500; included in other income); $20,000 in cash (received in 2006; included in other income) and 20,000 shares of Trend’s common

     3. Mineral Property (cont’d)
stock on the first anniversary date, January 1, 2006 (received in 2006 and recorded at fair value of $3,800; included in other income); and $20,000 in cash or equivalent value in shares of Trend’s common stock each year starting on the second anniversary date (January 1, 2007; the payment due January 1, 2007 was received in December 2006 in the form of 142,857 shares of Trend’s common stock valued at $18,571 included in deferred revenue at December 31, 2006 and transferred to other income at January 1, 2007) until Trend had spent the agreed upon sum of $2 million.

At December 31, 2007, Trend was in default of the A-TSVA and the agreement was not in good standing.

Trend was in default with respect to its work commitments on the property. As at December 31, 2007, Trend had spent a cumulative total of $372,375 (2007 — $0; 2006 — $99,988 in expenses plus allowable general and administrative charges of $4,995 for total expenditures of $104,983 and 2005 — $254,659 in expenses plus allowable general and administrative charges of $12,733 for total expenditure of $267,392) of the required cumulative work commitment of $1,000,000 (2007 — $500,000; 2006 — $400,000 and 2005 - $100,000) as of December 31, 2007. Trend was therefore in default in their cumulative work commitment in the amount of $627,625. The Company was also of the opinion that Trend’s force majeure claim in 2006 for not completing the required 2006 work commitment was incorrect.

Trend was also delinquent in its obligations under the A-TSVA with regards to reimbursement to the Company for Trend’s share of the monthly rent payment for the Basal Zone Lease in the amount of $8,100 and for their share of the Maintenance Fee for the 2008 assessment year payable to the United States Department of the Interior Bureau of Land Management in the amount of $8,875. The amounts receivable from Trend have not been recognized in these consolidated financial statements as at December 31, 2007.

On December 20, 2007, the Company filed a lawsuit in the Montana 22nd Judicial District Court, Stillwater County, (the “Lawsuit”) seeking a declaration that, among other things, the A-TSVA with Trend had expired and/or terminated and that Trend had no right, title, or interest in the subject leases or the subject mining claims. The Company claimed, among other things, that Trend did not make the minimum annual exploration expenditures required under the A-TSVA. Under the Lawsuit, the Company asserted that Trend had breached the terms of the agreement and the Company was seeking “quiet title” to the claims that were subject to the agreement, a declaratory judgment that the agreement was terminated, that Trend had no interest in the mineral properties of the agreement, and damages (see Note 7 regarding Settlement of the Lawsuit subsequent to year-end).
4. Related Party Transactions
Related party transactions not disclosed elsewhere in these consolidated financial statements include:
As at December 31, 2007 $5,016 (December 31, 2006 — $35,000) included in accounts payable and accrued expenses – related parties was due to an officer/director of the Company (a former officer/director of the Company was included at December 31, 2006) for consulting services and reimbursement of expenses. The amount consisted of accruals for services and reimbursement of expenses in the amount of $5,016 for A. Cameron Richardson, President, CEO, and CFO and a Director of the Company. The $35,000 included in accounts payable and accrued expenses – related parties at December 31, 2006 for officer/director consulting services in 2006 was forgiven by the officers/directors in 2007.
In February 2006 the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson, both officers and directors, to settle $100,000 and $60,000, respectively, of amounts owed them at December 31, 2005 through the issuance of 1.6 million shares of common stock of the Company.
Included in accounts payable and accrued expenses – related parties at December 31, 2007 is $100,281 (December 31, 2006 — $46,421), payable to JAMine, Inc., a private company owned jointly by J.A.A. and I. A. James. The amount includes payments for telecommunications, general office expenses, and travel and accommodation incurred by J.A.A. James for expenses directly connected with the Company.

4. Related Party Transactions (continued)
During 2005, the Company entered into a debt settlement agreement with J.A.A. James and A. Cameron Richardson to settle $50,010 and $30,000, respectively, of amounts owed them at December 31, 2004. J.A.A. James was issued 333,400 shares of common stock of the Company at $0.15 per share and A. Cameron Richardson was issued 200,000 shares of common stock of the Company at $0.15 per share.
5. Stock Option Plan
The Board of Directors approved a stock option plan (the “Plan”) in 2002, pursuant to which directors, officers, employees and consultants of the Company are eligible to receive grants of options of the Company’s common stock. The maximum aggregate number of shares that may be issued under the Plan in any calendar year shall be an amount equal to 15% of the issued and outstanding of the Company’s common stock on January 1st of each year. Each option granted under the Plan shall be exercisable on and after the six-month anniversary of the grant date and the maximum term of the option is five years after the date of the grant. The Plan is administered by the Board of Directors. There were no stock options granted in 2007, 2006 or 2005.
Stock option information for the years ended December 31, 2007, 2006 and 2005 is as follows:

	Options outstanding and
	exercisable
		Weighted Average
	Shares	Exercise Price
		$

Balance, December 31, 2005 and 2006	1,000,000	0.05
Options granted	—	—
Options expired	(1,000,000)	(0.05)

Balance, December 31, 2007	—	—

At December 31, 2006 there were 1,000,000 stock options outstanding, comprising 500,000 each to J.A.A. James and A.C. Richardson, officers and directors of the Company. The stock options were fully vested. These stock options were re-priced to an exercise price of $0.05 by Directors’ consent Resolution in August 2005. At the date of repricing, the options were accounted for as variable stock option awards. No compensation expense was recorded at the date of repricing because the exercise price of the stock options was equal to the market value of the Company’s common stock at that date. As of December 31, 2005, compensation expense of $50,000 was recorded equal to the incremental increase in the market value of the Company’s common stock over the exercise price.
6. Share Purchase Warrants
     Share purchase warrants outstanding as at December 31, 2007:

Number of shares	Exercise Price	Expiry Date
—	$—
     Share purchase warrants outstanding as at December 31, 2006:

Number of shares	Exercise Price	Expiry Date
700,000	$0.15	April 23, 2007

6. Share Purchase Warrants (continued)
     Share purchase warrants outstanding as at December 31, 2005:

Number of shares	Exercise Price	Expiry Date
1,000,000	$0.15	April 23, 2006
Each warrant entitles the holder to purchase one common share of the Company. The expiry date for the warrants was extended to April 23, 2007 from April 23, 2006 by Directors’ consent Resolution in March 2006. The warrants were issued in connection with a 2004 private placement of shares of common stock. No compensation was recorded at the date of issuance. There was no effect on operations resulting from the modification. In April 2006, 300,000 of these warrants were exercised and the Company received proceeds of $45,000 and issued 300,000 shares of its common stock. The remaining warrants expired on April 23, 2007.
7. Subsequent Events
(1)	In February 2008, Aurora Metals incorporated Aurora Metals USA, Inc., a 100% wholly owned subsidiary in the State of Montana, USA to acquire mineral properties either directly or through the acquisition of operating entities.

(2)	In April 2008, the Company entered into a Settlement Agreement with Trend regarding the Lawsuit filed in the Montana 22nd Division District Court and the A-TSVA between the Company and Trend on the Company’s Montana properties. The Company filed the lawsuit to obtain a judicial confirmation that the A-TSVA was terminated and to quiet title to the properties in the Company.

Pursuant to the Settlement Agreement, in exchange for the payment by the Company to Trend of $50,000, Trend has agreed that the A-TSVA has been terminated and Trend has released any claim of interest in and to the Company’s property. The pending Lawsuit on the A-TSVA and the properties will be dismissed and deemed fully and finally settled.

(3)	During the year ended December 31, 2007, Nevoro Inc. (“Nevoro”) signed a Confidentiality Agreement with the Company to assess confidential information regarding the properties held by the Company in Montana. As part of the terms of the Agreement, Nevoro paid the Company $40,000. The amount paid was non-refundable and was recorded in other income on the Consolidated Statements of Operations for the year ended December 31, 2007.

In April 2008, the Company entered into an Arrangement Agreement with Nevoro pursuant to which Nevoro will acquire 100% of the common shares of the Company by way of a shareholder and court approved plan of arrangement whereby each of the Company’s common shares will be exchanged for one Nevoro common share. Holders of more than 50% of the outstanding common shares of the Company have entered into voting agreements with Nevoro pursuant to which they have agreed, among other things, to vote their common shares in flavor of the plan of arrangement. The shareholders of the Company will not own a controlling interest in Nevoro as a result of this transaction. The plan of arrangement is expected to complete on or before July 31, 2008.

In addition to the Arrangement Agreement, Nevoro and the Company executed a grid note (the “Note”) under which the Company can receive up to C$500,000, in the aggregate, from Nevoro. The advances will be secured by a mortgage of the Company’s interest in the Stillwater Project and bear interest at a rate equal to Prime Rate, as quoted by the Royal Bank of Canada, plus 2% per annum. The Note can be called on 90 days notice, but in any event, no later than January 1, 2009, by Nevoro and can be satisfied, at Nevoro’s option, in part or in full by the issuance of common shares of the Company. On April 24, 2008 Nevoro advanced the Company C$100,000 under the Note.

Item 18. Financial Statements
The Company has elected to comply with the financial statement requirement of Item 17 rather than this Item.
Item 19. Exhibits
     Index to Exhibits
1.1	Certificate of Incorporation incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.2	Memorandum of Association and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.3	Amendment to the Memorandum and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.4	Amended Certificate of Incorporation incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.5	Amended Memorandum and Articles of Association incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.6	Certificate of Incumbency of Aurora Metals (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

1.7	Certificate from the Registrar of Corporate Affairs of the British Virgin Islands.

1.8	Certificate of Continuation under the British Columbia Business Corporations Act.

1.9	Articles of Incorporation of Aurora Platinum Exploration, Inc.

1.10	Notice of Hearing of Petition in the Supreme Court of British Columbia dated May 6, 2008 incorporated by reference to the Form 6-K filed on May 8, 2008 (SEC File No. 000-30816-08811280).*

1.11	Interim Order of the Supreme Court of British Columbia dated May 6, 2008 incorporated by reference to the Form 6-K filed on May 8, 2008 (SEC File No. 000-30816-08811280).*

1.12	Amended Articles of Incorporation of Aurora Platinum Exploration, Inc.

1.13	Certificate of Amalgamation under the British Columbia Business Corporations Act

4.1	Letter of Intent between Aurora Gold Corporation and High Marsh Holdings Ltd., dated March 15, 1999 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.2	Option Agreements dated as shown between Aurora Gold Corporation and High Marsh Holdings Limited incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.2.1	Hamman Zriba/Jebel Guebli	October 15, 1999 *

4.2.2	Koudiat Sidii	October 15, 1999 *

4.2.3	Ouled Moussa	October 15, 1999 *

4.2.4	Hammala	January 20, 2000 *

4.2.5	El Mohguer	January 20, 2000 *

4.2.6	Jebel Oum Edeboua	January 20, 2000 *
4.3	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.4	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated April 12, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5	Amendments to Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *
4.5.1	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated May 30, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.2	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated June 22, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.3	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated July 27, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.4	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated August 30, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.5	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated September 28, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.6	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated November 10, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.7	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated December 8, 2000, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.5.8	Letter of Intent between Aurora Gold Corporation and Billiton UK Resources B.V., dated January 12, 2001, amending the Letter of Intent of February 25, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *
4.6	Notifications of granting of ten (10) Exploration Permits, extracts from the Tunisian Government Gazette, May 26, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.7	Directors Consent Resolutions of Aurora Gold Corporation, dated May 18, 2000, transferring 100% interest in six (6) Exploration Permits held under option, and the ten (10) Exploration Permits formally granted on May 26, 2000, to its wholly owned subsidiary, Aurora Platinum (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.8	Directors Consent Resolutions of Aurora Gold Corporation, dated May 18, 2000, transferring 100% interest in the Letter of Intent and proposed private placement with Billiton UK Resources B.V. to its wholly owned subsidiary, Aurora Platinum (BVI) Ltd incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.9.1	Letters of Termination on Option Agreements between Aurora Metals (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibits 10.2.1 (10.9.1), 10.2.3 (10.9.2), 10.2.5 (10.9.3) and 10.2.6 (10.9.4), dated September 5, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.10	Letter of Termination between Aurora Metals (BVI) Ltd. and High Marsh Holdings Ltd., under Exhibit 10.2.2, dated September 11, 2000 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279). *

4.11	Subscription Agreement between Aurora Metals (BVI) Limited and Billiton E&D 3 B.V., dated January 29, 2001 incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279).*

4.12	Option Agreement between Aurora Metals (BVI) Limited and Billiton UK Resources B.V incorporated by reference to the Form 20-F filed on June 27, 2002 (SEC File No. 000-30816-0244279).*

4.13	License Agreement between Aurora Metals (BVI) Limited, Crystal Coding Limited and Malcolm Warwick and 650089 B.C. Ltd., dated November 22, 2002 incorporated by reference to the Form 20-F filed on April 7, 2003 (SEC File No. 000-30816-03641161).*

4.14	Mountain View Lease Agreement incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

4.15	First Amending Agreement to the Mountain View Lease Agreement incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

4.16	Basal Zone Lease Agreement incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

4.17	Letter of Intent between Aurora Metals (BVI) Limited and Trend Mining Company, dated September 20, 2004 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

4.18	Letter dated November 18, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to December 17, 2004 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

4.19	Letter dated December 17, 2004, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to January 14, 2005 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

4.20	Letter dated January 14, 2005, extending time for completion of joint venture agreement between Aurora Metals (BVI) Limited and Trend Mining Company, to February 18, 2005 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

4.21	Aurora-Trend Stillwater Venture Agreement, joint venture between Aurora Metals (BVI) Limited and Trend Mining Company, dated January 1, 2005 incorporated by reference to the Form 20-F filed on June 30, 2005 (SEC File No. 000-30816-05929631).*

4.22	Memorandum of Agreement among Aurora Metals (BVI) Limited, Golden Phoenix Resources Asia Limited, Penglai City Hexi Gold Mine Limited and Mr. Wang Zhi Qiang, dated February 20, 2006 incorporated by reference to the Form 20-F filed on July 17, 2006 (SEC File No. 000-30816-06965702). *

4.23	Stillwater Complex – Location Map incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-30816-07919450). *

4.24	Stillwater Complex – Regional Location Map incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-30816-07919450). *

4.25	Stillwater Complex, Montana, U.S.A. — Complete Land Status incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-30816-07919450). *

4.26	Stillwater River Area, Montana, U.S.A. – Complete Land Status incorporated by reference to the Form 20-F/A filed on June 14, 2007 (SEC File No. 000-30816-07919450).*

4.27	Settlement Agreement between Trend Mining Company and Aurora Metals (BVI) Limited.

4.28	Arrangement Agreement among Nevoro Inc. and Nevoro Platinum Inc. and Aurora Metals (BVI) Limited incorporated by reference to the Form SC 13D filed on April 18, 2008 (SEC File No. 005-83971-08764760).*

4.29	Voting Agreement between the Aurora Metals (BVI) Limited Shareholder and Nevoro Platinum Inc. and Nevoro Inc. incorporated by reference to the Form SC 13D filed on April 18, 2008 (SEC File No. 005-83971-08764760).*

4.30	Grid Note between Aurora Metals (BVI) Limited and Nevoro Inc. incorporated by reference to the Form SC 13D filed on April 18, 2008 (SEC File No. 005-83971-08764760).*

11.1	Corporate Governance Principles incorporated by reference to the Form 20-F filed on June 9, 2004 (SEC File No. 000-30816-04855837).*

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Information Circular of Aurora incorporated by reference to the Form 20-F filed on May 14, 2008 (SEC File No. 0001140361-08-012300). *

*	Previously filed
SIGNATURES
     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AURORA PLATINUM EXPLORATION INC.
(Registrant)

Date: July 15, 2008	BY:	/s/ William V. Schara William V. Schara Director, President and Chief Executive Officer

Date: July 15, 2008	BY:	/s/ Rimma Tumarkin Rimma Tumarkin Chief Financial Officer

APPENDIX A
TO PART I, ITEM 4.
GLOSSARY OF GEOLOGICAL AND MINING TERMS
Terms used in this report are defined below and those terms in italics are themselves defined in the glossary.

alteration	Changes in the chemical or mineralogical composition of a rock, generally produced by weathering or hydrothermal solutions.

anhydrite	Anhydrous calcium sulphate, CaSO4, commonly massive in evaporite beds and which alters readily to gypsum.

anhydrous	Completely without water.

anomaly	A geological feature, especially in the subsurface, identified by geology, geophysics, or geochemical means, which is different from the general surroundings. See also geochemical anomaly.

anorthosite	An igneous rock composed almost entirely of plagioclase feldspar.

anticline	A fold, generally convex upward, whose core contains stratigraphically older rocks.

Archaeozoic	The earlier part of Precambrian time, corresponding to Archean rocks.

Archean	Said of the rocks of the Archaeozoic.

argillaceous	Composed of or having a large proportion of clay in the composition, e.g. sedimentary rocks such as marl and shale.

Atlas fold belt	The belt of northeast-southwest trending synclinal and anticlinal folds in the central-to-northern part of the Atlas System of sedimentary carbonate platforms in the northern half of Tunisia.

Bahloul Formation	Limestone formed in Cenomanian to Turonian time (Middle to Upper Cretaceous stages).

barite	Barium sulphate, BaSO4.

bed	Smallest lithostratigraphic unit in sedimentary strata, ranging in thickness from a centimeter to several meters and with distinguishing characteristics from beds above and below

calcite	Calcium carbonate, CaCO3, a common rock-forming mineral and a chief constituent of limestone.

cap-rock	In a salt dome, a body of anhydrite and gypsum, with some minor calcite and sometimes sulfur, that overlies the salt body.

Cenomanian	Series or stage of rock formation in the lower epoch of the Cretaceous period of geological time ranging from 95 to 90 million years in age.

chromite	Iron-black to brownish black mineral, FeCr2O4 or FeO, Cr2O3, an ore of chromium.

chromitite	Material in minute octahedral crystals, said to have the formula FeCrO3.

clinopyroxene	Any of a group of pyroxenes crystallizing in the monoclinic system, sometimes with considerabel calcium with or without aluminum and the alkalies.

concordant	Said of strata displaying parallelism of bedding or structure; structurally conformable.

Cretaceous	Stage in geological time, comprising two epochs, the lower of which ranges from 131 million years to 95 million years in age and the upper of which ranges from 95 million years to 66 million years in age.

cut-off grade	The minimum grade of mineral, in units or percentage per ton, assumed for estimation of overall tons and grade.

diapir	A dome or anticlinal fold which in sedimentary strata usually contain cores of salt or shale.

dissemination	Scattered distribution of generally fine-grained metalliferous minerals throughout a rock.

dolomite	Calcium magnesium carbonate, CaMg(CO3)2 , a common rock-forming mineral. A sedimentary rock comprising more than 50% by weight of the mineral dolomite. Most often associated with and interbedded with limestone.

dome	An uplift or anticlinal structure, circular or elliptical in outline, in which the rocks dip gently away in all directions.

evaporite	A sediment deposited from aqueous solution as a result of extensive or total evaporation, e.g. anhydrite.

fault	A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture.

fold	A bend or plication in bedding, foliation, cleavage, or other planar features in rocks.

fluorite	Calcium fluorite, CaF2, a common mineral in veins and used in glass, enamel and the manufacture of hydrofluoric acid.

formation	A body of rock strata that consists dominantly of a certain lithologic type or combination of types. A distinct body of igneous or metamorphic rock.

gabbro	Dark-colored igneous rock composed of plagioclase feldspar and clinopyroxene with minor orthopyroxene.

galena	Lead sulfide, PbS, a gray, soft and heavy mineral with perfect cubic cleavage. Principal source of lead.

geochemical anomaly	A concentration of one or more elements in rock, soil, sediments, vegetation, or water that is markedly different from the normal concentration.

graphite	Six-sided carbon crystals, iron-black to dark steel-gray in color; occurring as crystals, or flakes in veins or bedded masses, or as disseminations in metamorphic rocks.

gypsum	Hydrous calcium sulfate, CaSO4.2H2O, commonly in thick extensive beds with anhydrite in evaporites.

hanging wall	The wall rock overlying an inclined vein, zone of mineralization or fault.

hydrothermal	Of, or pertaining to, the action of hot water, or to the products of this action, such as mineral deposit precipitated from a hot aqueous solution; hence hydrothermal alteration of rocks or minerals by the reaction of hydrothermal water with pre-existing solid phases.

igneous	Said of a rock that solidified from molten or partly molten material, i.e. from a magma. Igneous rocks constitute one of the three main classes into which rocks are divided, the others being metamorphic and sedimentary.

lens	A body of rock or mineralization which is thick in the middle and thin at the edges, i.e. double convex in shape.

limestone	Sedimentary rock consisting mainly of calcite with, or without, magnesium carbonate (MgCO3).

lithology	The description of rocks on the basis of such characteristics as color, mineralogical composition and grain size. The physical character of a rock.

lithostratigraphic	Used to describe a body or unit of rock consisting dominantly of a certain lithologic type or combination of types.

lode mining claim	The most common type of mining claim located on mineral deposits such as veins, fissures, lodes and disseminated zones of mineralization. A single lode claim cannot exceed 1,500 feet along the length of the deposit, nor more than 300 feet to either side of the centerline of the deposit.

mafic	Said of igneous rock composed mainly of dark ferromagnesian minerals.

magnetite	A black, isometric, strongly magnetic, opaque mineral, (Fe,Mg)Fe2O4.

magma	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.

marl	An earthy or impure argillaceous limestone.

metamorphism	The mineralogical, chemical, and structural adjustment of solid rocks to physical and chemical conditions imposed at depth below the surface zones of weathering and cementation, which differ from the conditions under which the rocks originated. Metamorphic rocks have been subjected to marked changes in temperature, pressure, shearing stress, and chemical environment.

mill site claim	Mill site claims up to five (5) acres in area may be located on non-mineral ground for the purpose of erecting a mill, treatment plant or smelter facility.

Mississippi Valley – type deposit	A stratabound deposit of lead and/or zinc minerals in carbonate rocks, e.g., dolomite, limestone and marl, together with associated barite and fluorite.

patented mining claim	Patent to a mining claim is issued by the federal government through the U.S. Bureau of Land Management (“BLM”) and title thereto is incontestable after a period of six years. The requirements for patenting are detailed and precise, covering verification of physical discovery of a mineral deposit on vacant, open, unappropriated federal land; official survey in accordance with government regulations; and submission of the Patent Application containing specified information, statements, and affidavits to the BLM state office. Patenting is a long and arduous process.

PGM	Said collectively of the platinum group metals in any combination of platinum, palladium, rhodium, ruthenium, osmium, and iridium.

placer mining claim	Placer mining claims are located over deposits of loose, unconsolidated material, such as gravel beds, or upon certain consolidated sedimentary deposits lying at the surface. A single locator cannot claim more than 20 acres in each placer claim, but associations of persons may join to locate placer mining claims containing 20 acres for each person to a maximum of 160 acres.

plagioclase feldspar	sodium or calcium aluminum silicates in which two cleavages are oblique to each other.

peneconcordant	Near concordant, i.e. not completely conformable.

podiform	A mineralized body of elongate or lenticular shape.

Probable (indicated) reserves	As defined by the SEC: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurements are further apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation.

Proven (measured) reserves	As defined by the SEC: Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drillholes; grade and/or quality are computed from the results of sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

pyroxene	A group of rock-forming minerals with the general formula ABSi2O6 where A may be magnesium (Mg), iron (Fe+2), calcium (Ca), or sodium (Na), and B is Mg, Fe+2 or aluminum (Al).

pyrrhotite	A common red-brown to bronze pseudo-hexagonal mineral, with formulae ranging from Fe5S6 to Fe15S16.

regional	Over a wide area, as in regional metamorphism affecting an extensive region, as opposed to local metamorphism considerably more confined.

salt dome	A diapir with a columnar salt plug as its core, a cap-rock of anhydrite and limestone, and upturned and faulted sedimentary rocks next to the plug.

sand	A detrital particle smaller than a granule and larger than a silt grain, generally in the range 0.0625 to 1.68 millimeters.

sedimentary	Pertaining to or containing sediment, or formed by its deposition.

sedimentary-exhalative (“sedex”) deposit	Sedex deposits are comprised of base metal sulfides that were deposited upon the seafloor from metal-bearing fluids that discharged through a fracture system in the seabed. Sedex deposits are typically interbedded with sedimentary rocks which is taken as evidence that the sulfides were deposited simultaneously with these sediments.

shale	A fine-grained detrital sedimentary rock, formed by the compaction of clay, silt or mud, with particle sizes within the range 0.00006 to 0.053 millimeters.

silt	A detrital particle finer than sand, and coarser than clay, commonly in the range 0.0039 to 0.0625 millimeters.

slip	Relative displacement of formerly adjacent points on opposite sides of a fault measured in the fault surface.

sphalerite	Zinc sulfide, ZnS, the most common mineral of zinc.

stope	A stope is an underground excavation from which ore is extracted.

strata	Plural of stratum.

stratabound	Said of a mineral deposit confined to a single stratigraphic unit.

stratiform	Said of a type of stratabound deposit in which mineralization constitutes, or is coextensive with, one or more rock layers.

stratigraphy	The science of rock strata, concerned with all characteristics and attributes of rocks as strata; and their interpretation in terms of modes of origin and geological history.

stratum	A layer, or bed, of sedimentary rock, visibly separable from other layers above and below.

strike	The direction of a structural surface as it intersects the horizontal.

strike-slip fault	A fault on which the displacement is parallel to the strike of the fault.

solution cavity	An opening formed by chemical weathering, e.g. removal of calcium carbonate in limestone by carbonic acid derived from rainwater and carbon dioxide in the atmosphere.

sulfide	A mineral compound characterized by the linkage of sulfur with a metal, e.g. iron to form pyrite, FeS2; or lead to form galena, PbS.

surficial	Pertaining to or lying in or on the surface of the earth.

syncline	A fold, generally concave upwards, whose core consists of stratigraphically younger rocks.

synsedimentary	Said of sedimentary deposits in which the minerals formed contemporaneously with the enclosing rock.

Triassic	The first period of the Mesozoic era of age between 250 and 204 million years.

tunnel site claim	A tunnel site claim measures from the portal up to 3000 feet along the projected course of the tunnel, and up to 1,500 feet on either side of the tunnel.

Turonian	Stage in the Upper Cretaceous period of age between 88 and 91 million years.

ultramafic	Said of an igneous rock composed chiefly of mafic minerals.

unpatented claim	May refer to four types of claims: lode mining, placer mining, mill site, or tunnel site. The validity of a claim depends upon compliance with all applicable federal and state mining laws. A specific requirement is to file precise required documents and payment of $100 per claim with the U.S. Bureau of Land Management (“BLM”) each year otherwise the claim(s) will be automatically and irretrievably voided.

vein	Mineral filling of a fault or other fracture in tabular or sheet-like form.